As filed with the Securities and Exchange Commission on January 8, 2010

Registration No. 333-156414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 7 TO

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FRIENDFINDER NETWORKS INC.

(Exact name of registrant as specified in its charter)

Nevada	7370	13-3750988
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. Employer
incorporation or organization)	classification code number)	Identification No.)

6800 Broken Sound Parkway
Boca Raton, Florida 33487
(561) 912-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc H. Bell
Chief Executive Officer
6800 Broken Sound Parkway
Boca Raton, Florida 33487
(561) 912-7000
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Bruce S. Mendelsohn, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 Telephone (212) 872-1000 Facsimile: (212) 872-1002	Richard B. Aftanas, Esq. Richard A. Ely, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone (212) 735-3000 Facsimile: (212) 735-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	[ ]	Accelerated filer	[ ]
Non accelerated filer	[X]	Smaller Reporting Company	[ ]
(Do not check if smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 8, 2010

PRELIMINARY PROSPECTUS

20,000,000 Shares

Common Stock

This is an initial public offering of 20,000,000 shares of common stock of FriendFinder Networks Inc. All of the shares to be sold in the offering are being sold by us.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. Our common stock has been approved for listing on The New York Stock Exchange under the symbol “FFN,” subject to official notice of issuance.

All of the net proceeds from the offering will be used to pay waiver fees and repay a portion of our outstanding debt as further described in the section entitled “Use of Proceeds” beginning on page 41.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us	$	$

The underwriters and FriendFinder Networks Inc. have entered into a firm commitment underwriting agreement as further described in the section entitled “Underwriting.” We have granted the underwriters a 30-day option to purchase up to an additional 3,000,000 shares of common stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.

The underwriters expect to deliver the shares to investors in this offering in New York, New York on or about                         , 2010.

RenCap	Ledgemont Capital Markets LLC

Merriman Curhan Ford & Co.	Lighthouse Financial

                        , 2010

FriendFinder.com

AdultFriendFinder.com

BigChurch.com

Amigos.com

PENTHOUSE
LIFE ON TOP

AsiaFriendFinder.com

FriendFinder Networks℠

TVX.com

SeniorFriendFinder.com

ItalianFriendFinder.com

IndianFriendFinder.com

millionairemate.com

FastCupid

Cams.com
The Wildest Live Webcams

Slim.com

JewishFriendFinder.com

OUTPERSONALS.com

GET IT ON

HotBox

You may rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Renaissance Securities (Cyprus) Limited is not a Securities and Exchange Commission, or SEC, registered broker-dealer. Any offers and sales of shares of our common stock by Renaissance Securities (Cyprus) Limited to U.S. persons will be effected by its SEC-registered broker-dealer affiliate, RenCap Securities, Inc., and any offers and sales of shares of our common stock to any retail investors will be effected through an SEC-registered broker-dealer, acting as a selling agent, all in accordance with applicable U.S. securities laws.

All references to “we,” “us,” “our,” or “our company” refer to FriendFinder Networks Inc. and, where appropriate, our consolidated direct and indirect subsidiaries. References to our “common stock” refer only to our voting common stock and except as otherwise noted, such references do not include our Series B common stock or our preferred stock. Statements referencing “unique visitors” or “unique worldwide visitors” refer to the estimated number of individuals that visited any content of a website during the reporting period. References to our “articles of incorporation,” “articles” or “charter” refer to our amended and restated articles of incorporation to be effective prior to the consummation of this offering. Our amended and restated articles of incorporation will, among other things, change the par value of our authorized capital stock, including all classes and series of common and preferred stock, from $0.01 par value per share to $0.001 par value per share. Our amended and restated articles of incorporation will be effective following the consummation of (i) an amendment and restatement of the certificate of designation of the Series A Convertible Preferred Stock, (ii) a 1-for-20 reverse split of our Series A Convertible Preferred Stock, including a corresponding and proportionate decrease in the number of outstanding shares of Series A Convertible Preferred Stock, (iii) an amendment and restatement of the certificate of designation of the Series

i

B Convertible Preferred Stock, (iv) a 1-for-20 reverse split of our Series B Convertible Preferred Stock, including a corresponding and proportionate decrease in the number of outstanding shares of Series B Convertible Preferred Stock and (v) a 1-for-20 reverse split of each series of our authorized common stock, including a corresponding and proportionate decrease in the number of outstanding shares of such series. References to our “bylaws” refer to the amended and restated bylaws to be effective upon the consummation of this offering.

Registered trademarks referred to in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and the notes to those statements, before making an investment decision.

About Our Company

We are a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world. Through our extensive network of websites, since our inception, we have built a base of over 365 million registrants and over 245 million members in over 170 countries, with a majority of our members outside of the United States, offering a wide variety of online services so that our members can interact with each other and access the content available on our websites. Our websites are intended to appeal to users of diverse cultures and interest groups and include social networking, live interactive video and premium content websites. Our most heavily visited websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. Our revenue to date has been primarily derived from subscription and paid-usage adult-oriented products and services. We believe that our broad and diverse user base also represents a valuable asset that will provide opportunities for us to offer targeted online advertising to specific demographic groups. In addition to our online products and services, we also produce and distribute original pictorial and video content, license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publish branded men’s lifestyle magazines.

As described below, we categorize our users into five categories: visitors, registrants, members, subscribers and paid users and focus on the following key business metrics to evaluate the effectiveness of our operating strategies.

•	Visitors. Visitors are users who visit our websites but do not necessarily register. Visitors come to our websites through a number of channels, including by being directed from affiliate websites, keyword searches through standard search engines and by word of mouth. We believe we achieve large numbers of unique visitors because of our focus on continuously enhancing the user experience and expanding the breadth of our services. For the nine months ended September 30, 2009, we averaged 68 million unique worldwide visitors per month according to comScore.

•	Registrants. Registrants are users who complete a free registration form on one of our websites by giving basic identification information and submitting their e-mail address. For the nine months ended September 30, 2009, we averaged more than 4.4 million new registrations on our websites each month. Some of our registrants are also members, as described below.

•	Members. Members are registrants who log into one of our websites and make use of our free products and services. Members are able to complete their personal profile and access our searchable database of members but do not have the same full-access rights as subscribers. For the nine months ended September 30, 2009, we averaged more than 2.8 million new members on our websites each month.

•	Subscribers. Subscribers are members who purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions for one or more of our websites. Subscribers have full access to our websites and may access special features including premium content. For the nine months ended September 30, 2009, we had a monthly average of approximately one million paying subscribers from whom we derived approximately 78.6% of our internet revenue.

•	Paid Users. Paid users are members who purchase products or services on a pay-by-usage basis. For the nine months ended September 30, 2009, we averaged approximately 1.4 million purchased minutes by paid users each month from whom we derived approximately 19.1% of our internet revenue.

•	Average Revenue per Subscriber. We calculate average revenue per subscriber, or ARPU, by dividing adjusted non-GAAP revenue for the period by the average number of subscribers in the period and by the number of months in the period.

For the nine months ended September 30, 2009, our average monthly adjusted non-GAAP revenue per subscriber on our adult social networking websites and general audience social networking websites was approximately $21.44 and $17.24, respectively. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “ — Non-GAAP Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008.”

•	Churn. Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period. Our average monthly churn rate, which measures the rate of loss of subscribers, for our adult social networking websites has decreased from approximately 17.8% per month for the nine months ended September 30, 2008 to approximately 16.5% per month for the nine months ended September 30, 2009. Our average monthly churn rate for our general audience social networking websites has decreased from approximately 19.6% for the nine months ended September 30, 2008 to approximately 16.2% for the nine months ended September 30, 2009.

•	Cost Per Gross Addition. Cost per gross addition, or CPGA, is calculated by adding affiliate commission expense plus ad buy expenses and dividing by new subscribers during the measurement period. Our CPGA for our adult social networking websites decreased from $50.52 for the nine months ended September 30, 2008 to $47.07 for the nine months ended September 30, 2009. Our CPGA for our general audience social networking websites increased from $34.02 for the nine months ended September 30, 2008 to $45.05 for the nine months ended September 30, 2009.

•	Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber is calculated by multiplying the average lifetime (in months) of a subscriber by ARPU for the measurement period and then subtracting the CPGA for the measurement period. Our Average Lifetime Net Revenue Per Subscriber for our adult social networking websites increased from $69.79 for the nine months ended September 30, 2008 to $82.64 for the nine months ended September 30, 2009. Our Average Lifetime Net Revenue Per Subscriber for our general audience social networking websites increased from $59.67 for the nine months ended September 30, 2008 to $61.55 for the nine months ended September 30, 2009.

•	Marketing Affiliates. Our marketing affiliates are companies that operate websites that market our services on their websites. These affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites. As of September 30, 2009, we had over 200,000 participants in our marketing affiliate program from which we derive a substantial portion of our new members and approximately 44% of our revenue. For the nine months ended September 30, 2009, we made payments to marketing affiliates of approximately $42.9 million.

As of September 30, 2009, we had approximately $81.0 million in principal amount of debt outstanding at the parent level, and Interactive Network, Inc., or INI, our wholly-owned subsidiary organized in connection with our December 2007 acquisition of Various, Inc., or Various, had approximately $432.8 million in principal amount of debt outstanding. We incurred debt at the parent level through the October 2004 offering of 13% term loan notes, or the Term Loan Notes, which were issued in connection with our predecessor being purchased out of bankruptcy and which were later exchanged for 13% subordinated term loan notes, or the Subordinated Term Loan Notes, and through the August 2005 offering of 15% senior secured notes due 2010, or the 2005 Notes, the proceeds of which were used to fund the retirement of a $20 million credit facility, to fund the repayment of $11.8 million of our Subordinated Term Loan Notes, to fund the purchase of certain trademark assets and for general corporate purposes. We also incurred debt at the parent level through the August 2006 offering of 15% senior secured notes due in 2010, or the 2006 Notes, the proceeds of which were used to fund the acquisition of substantially all of the assets of the debtor estate of Jill Kelly Productions, Inc., a production company, and for general corporate purposes. In connection with the Various acquisition, INI issued senior secured notes due 2011, or the First Lien Senior Secured Notes, subordinated secured notes due 2011, or the Second Lien Subordinated Secured Notes, and 6% subordinated convertible notes due 2011, or the Subordinated Convertible Notes.

On October 8, 2009, subsequent to the issuance of the 2008 financial statements, we obtained waivers or amendments to our note agreements which cured events of default that would have permitted noteholders to demand payment of our 2006 Notes, 2005 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes, Second

Lien Subordinated Secured Notes and Subordinated Convertible Notes. These events of default had raised substantial doubt about our ability to continue as a going concern for the year ended December 31, 2008. Now, however, the conditions that raised substantial doubt about whether we will continue as a going concern no longer exist. See Note S(5), “Subsequent Events” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus. For more information regarding the curing of these events of default, see the section entitled “Description of Indebtedness.”

The primary purpose of this offering is to repay some of our outstanding debt, including certain debt held by our affiliates, which we expect will decrease our interest expense and increase our flexibility with respect to our operations and growth strategy.

Our Competitive Strengths

We believe that we have the following competitive strengths that we can leverage to implement our strategy:

•	Paid Subscriber-Based Social Networking Model. Our paid subscriber-based model of social networking websites is distinctly different from other free social networking websites whose users access the websites to remain connected to their pre-existing friends and interest groups. Our subscription based model allows our users to make new connections with other members with whom they share common interests, for which we receive a subscription fee.

•	Large and Diverse User Base Attractive to New and Existing Users. We operate some of the most heavily visited social networking websites in the world, currently adding on average more than 4.4 million new registrants and more than 2.8 million new members each month. We believe our large user base represents a substantial barrier to entry for potential competitors.

•	Large and Difficult to Replicate Affiliate Network. Our marketing affiliate program with over 200,000 participants allows us to market our brand beyond our established users by collaborating with other companies who market our services on their websites. We believe that the difficulty in building an affiliate network of this large size presents a significant barrier to entry for potential competitors.

•	Proprietary and Scalable Technology Platform and Business Model. We have developed a robust, highly scalable technology platform over the last ten years that allows us to add new features and launch additional websites at a relatively low incremental cost.

•	Brand Recognition and Compelling Adult Content. The strength and wide recognition of our AdultFriendFinder, FriendFinder and Penthouse brands provides us with a competitive advantage. Due to our ability to offer a wide variety of both member-generated and professionally-produced content, we believe our websites appeal to adult internet users worldwide.

Our Strategy

As one of the world’s leading internet-based social networking and multimedia entertainment companies, our goal is to enhance revenue opportunities while improving our profitability. We plan to achieve these goals using the following strategies:

•	Encourage Visitors, Registrants and Members to Become Subscribers or Paid Users. We continually seek to improve the websites we operate with the goal of encouraging visitors, registrants and members to become subscribers or paid users by constantly evaluating, adding and enhancing features on our websites to improve our users’ experience. At the same time, we work to improve our ability to dynamically adjust offers and pricing to users based on a variety of factors such as geography, currency, payment system, country of origin, or time.

•	Generate Advertising Revenue. To date, advertising revenue has represented less than 1.0% of our revenue, averaging approximately $0.1 million per month in the nine months ended September 30, 2009. We believe that our large social networking user base represents a significant advertising opportunity. We believe we will be able to offer advertisers an opportunity to achieve superior results with advertisements that are well-targeted to their preferred demographic and interest groups.

•	Penetrate New Communities of Interest and Monetize Current Foreign Markets. We are constantly seeking to identify groups of sufficient size who share a common interest in order to create an online website intended to appeal to their interests. Our technology provides us with a scalable, low-cost capacity to quickly create and launch additional websites, such as new social networking websites, content-driven websites that serve as portals for user-generated and professional content and complimentary FriendFinder branded websites, without substantial additional capital investment. Our extensive user database serves as an existing source of potential members and subscribers for new websites we create. Additionally, as we seek to expand in selected geographic markets, including southeast Europe, South America and Asia, and, particularly as credit cards and other payment mechanisms become more accessible in selected geographic markets, we expect our revenue to grow.

•	Pursue Targeted Acquisitions. We believe there is a significant opportunity to expand our business by acquiring and integrating additional social networking websites, owners, creators and distributors of content and payment processing and advertising businesses.

Our Corporate Information

Our executive offices are located at 6800 Broken Sound Parkway, Boca Raton, Florida 33487 and our telephone number is (561) 912-7000. Our website address is www.ffn.com. The information contained in, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	20,000,000 shares
Common stock outstanding before this offering (as of September 30, 2009)	5,329,640 shares
Common stock to be outstanding after this offering	40,806,330 shares
Dividend policy	We do not anticipate paying cash dividends for the foreseeable future.
Over-allotment option	We have granted the underwriters an option to purchase up to 3,000,000 additional shares of our common stock at the public offering price to cover any over-allotment.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $200.1 million, assuming an initial offering price of $11.00 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use all of the net proceeds to pay waiver fees equal to (i) 1% of the outstanding principal amount of the First Lien Senior Secured Notes on the date we consummate this offering which we expect to be approximately $1.9 million, and (ii) 1% of the outstanding principal amount of the Second Lien Subordinated Secured Notes on the date we consummate this offering which we expect to be approximately $0.8 million, each in connection with the waiver or amendment of our note agreements, as well as to repay our First Lien Senior Secured Notes on the terms as further described under the section entitled “Use of Proceeds.” In addition, cash on hand will be used to repay the remaining portion of First Lien Senior Secured Notes. After this offering, we will still have outstanding debt.

Risk factors	You should read the section entitled “Risk Factors” beginning on page 15 for a discussion of factors you should consider carefully before deciding whether to purchase shares of our common stock.
New York Stock Exchange symbol	“FFN”

Unless the context requires otherwise, the number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of September 30, 2009 and includes:

•	8,444,854 shares of common stock issuable upon the conversion of all of the outstanding shares of the Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering);

•	1,839,834 shares of common stock issuable upon the exchange of all of the outstanding shares of the Series B common stock (the holders of which have notified us in writing that they intend to exercise their option to exchange); and

•	5,192,002 shares of common stock underlying outstanding warrants with an exercise price of $0.0002 per share, which if not exercised will expire upon the closing of this offering;

but excludes:

•	2,000,460 shares of common stock issuable upon conversion of all of the outstanding shares of the Series A Convertible Preferred Stock;

•	1,373,856 shares of common stock underlying outstanding warrants with an exercise price of $0.0002 per share (assuming such warrants are exercised for cash) which were amended on October 8, 2009 such that they will not expire upon the closing of this offering;

•	476,576 shares of common stock underlying all of the outstanding warrants with an exercise price of $6.20 per share (assuming such warrants are exercised for cash);

•	25,090 shares of common stock underlying all of the outstanding warrants with an exercise price of $10.25 per share (upon the warrants exercise for cash);

•	9,542,040 shares of common stock issuable upon the holders’ election to convert their Subordinated Convertible Notes (assuming an initial offering price of $11.00 per share of common stock, the midpoint of the range set forth on the cover of this prospectus) and subject to further restriction on conversion as set forth in the Subordinated Convertible Notes;

•	1,343,997 shares of common stock issuable upon the exercise of options available for future issuance under The Penthouse Media Group Inc. 2008 Stock Option Plan, or our 2008 Stock Option Plan;

•	a number of shares equal to up to one percent of our fully diluted equity following this offering of common stock (estimated to be 561,296 shares based on the assumptions set forth herein) reserved for future issuance under our FriendFinder Networks Inc. 2009 Restricted Stock Plan, or our 2009 Restricted Stock Plan; and

•	3,000,000 shares of common stock the underwriters may purchase upon the exercise of the underwriters’ over-allotment option.

Except where we state otherwise, the information presented in this prospectus reflects:

•	the amendment and restatement of the certificate of designation of the Series A Convertible Preferred Stock to be effected prior to the amendment and restatement of our articles of incorporation (as described below);

•	a 1-for-20 reverse split of our authorized Series A Convertible Preferred Stock, including a corresponding and proportionate decrease in the number of outstanding shares of Series A Convertible Preferred Stock, to be effected prior to the consummation of this offering;

•	the amendment and restatement of the certificate of designation of the Series B Convertible Preferred Stock to be effected prior to the amendment and restatement of our articles of incorporation (as described below);

•	a 1-for-20 reverse split of our authorized Series B Convertible Preferred Stock, including a corresponding and proportionate decrease in the number of outstanding shares of Series B Convertible Preferred Stock, to be effected prior to the consummation of this offering;

•	a 1-for-20 reverse split of each series of our authorized common stock, including a corresponding and proportionate decrease in the number of outstanding shares of such series, to be effected prior to the consummation of this offering;

•	the amendment and restatement of our articles of incorporation to be effected prior to the consummation of this offering; and

•	the amendment and restatement of our bylaws to be effected upon the consummation of this offering.

Summary Consolidated Financial Information and Other Financial Data

The following summary historical financial data should be read in conjunction with, and are qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. The following summary unaudited pro forma financial data should be read in conjunction with, and are qualified by reference to, the sections entitled “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007” included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 from the audited consolidated financial statements included elsewhere in this prospectus. We derived the summary financial data as of September 30, 2009 and for each of the nine month periods ended September 30, 2009 and 2008 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited financial statements on a basis consistent with that used in preparing our audited consolidated financial statements, and they include all adjustments consisting of normal and recurring items, that in the opinion of management are necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Results for the nine month period ended September 30, 2009 are not necessarily indicative of the results of operations that may be expected for our full year performance or any future period.

In December 2007, we acquired Various for approximately $401.0 million which was paid in cash and notes together with related warrants. Our statement of operations for the year ended December 31, 2008 includes the results of operations of Various and our statement of operations for the year ended December 31, 2007 includes 25 days of results of operations from Various after giving effect to certain purchase accounting adjustments. The summary unaudited pro forma financial data has been presented to give effect to the acquisition of Various as if it had been completed on January 1, 2007. The pro forma year ended December 31, 2007 is not necessarily indicative of operating results which would have been achieved had the acquisition of Various been completed as of January 1, 2007 and should not be construed as representative of future operating results. Our statement of operations for the year ended December 31, 2006 does not include the results of operations of Various.

	FriendFinder Networks Inc. Consolidated Data
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008(1)	2007(1)	2007(1)(2)	2006
	(unaudited)			(Restated)(3)	Pro Forma (unaudited)
	(in thousands, except share and per share data)
Statements of Operations and Per Share Data:
Net revenue	$244,440	$243,887	$331,017	$48,073	$332,907	$29,965
Cost of revenue	68,733	73,285	96,514	23,330	98,407	15,927
Gross profit	175,707	170,602	234,503	24,743	234,500	14,038
Operating expenses
Product development	10,301	10,120	14,553	1,002	11,329	—
Selling and marketing	30,830	46,045	59,281	7,595	71,483	1,430
General and administrative	58,311	66,344	88,280	24,466	75,836	24,354
Amortization of acquired intangibles and software	27,154	27,132	36,347	2,262	35,821	—
Depreciation and other amortization	3,673	3,360	4,502	2,829	6,989	3,322
Impairment of goodwill	—	—	9,571	925	925	22,824
Impairment of other intangible assets	—	—	14,860	5,131	5,131	—
Total operating expenses:	130,269	153,001	227,394	44,210	207,514	51,930
Income (loss) from operations	45,438	17,601	7,109	(19,467)	26,986	(37,892)
Interest and other expense, net (4)	75,361	59,920	71,251	16,880	95,537	12,049
Loss before income tax benefit	(29,923)	(42,319)	(64,142)	(36,347)	(68,551)	(49,941)
Income tax benefit	(2,544)	(9,977)	(18,176)	(6,430)	(14,945)	—
Net loss	(27,379)	(32,342)	(45,966)	(29,917)	(53,606)	(49,941)
Non-cash dividends on convertible preferred stock	—	—	—	(4,396)	(4,396)	—
Net loss attributable to common stock	$(27,379)	$(32,342)	$(45,966)	$(34,313)	$(58,002)	$(49,941)
Net loss per common share — basic and diluted (4)	$(1.99)	$(2.35)	$(3.35)	$(5.19)	$(4.98)	$(8.99)
Weighted average common shares outstanding — basic and diluted (5)	13,735	13,735	13,735	6,610	11,639	5,554

	FriendFinder Networks Inc. Consolidated Data
	As of September 30,	As of December 31,
	2009	2008(1)	2007(1)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash, restricted cash and cash equivalents	$31,673	$31,565	$23,722
Total assets	562,065	599,913	649,868
Long-term debt classified as current due to events of default, net of unamortized discount (6)	—	415,606	417,310
Long-term debt	409,526	38,768	35,379
Deferred revenue	41,126	42,814	27,214
Total liabilities	653,870	657,998	661,987
Redeemable preferred stock	26,000	26,000	26,000
Accumulated deficit	(173,631)	(144,667)	(98,701)
Total stockholders’ (deficiency)	(117,805)	(84,085)	(38,119)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007
	(unaudited)
	(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$36,628	$51,297	$50,948	$4,744
Net cash (used in) investing activities	(1,742)	(8,113)	(9,289)	(149,322)
Net cash provided by (used in) financing activities	(33,284)	(15,210)	(25,336)	148,961

(1)	Net revenue for the years ended December 31, 2008 and 2007 does not reflect $19.2 million and $8.5 million, respectively, due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value. Management believes that it is appropriate to add back the deferred revenue adjustment because the average renewal rate of the subscriptions that were the basis for the deferred revenue was approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. Therefore, management believes that historical results of Various are reflective of our future results, including those revenues that were added back to the pro forma net revenue.

(2)	On a pro forma basis to give effect to the acquisition of Various as if it had been completed on January 1, 2007, as more fully described in “Unaudited Pro Forma Financial Data.”

(3)	Please refer to Note B(28), “Restatement” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus.

(4)	Includes interest expense, net of interest income, interest and penalties related to value added tax, or VAT, loss on modification of debt, foreign exchange gain, gain on settlement of liability related to VAT not charged to customers, gain on liability related to warrants and other (expense) income, net.

(5)	Basic and diluted loss per share is based on the weighted average number of shares of common stock and Series B common stock outstanding and includes shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share. For information regarding the computation of per share amounts, refer to Note B(24), “Summary of Significant Accounting Policies — Per share data” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus.

(6)	Excludes $1.4 million at December 31, 2008 of required principal amortization of First Lien Senior Secured Notes due by February 15, 2009, which is classified as a current portion of long-term debt.

Non-GAAP Financial Results

We believe that the use of non-GAAP financial measures are helpful financial measures to be utilized by an investor determining whether to invest in us. Specifically, we believe that the use of non-GAAP financial measures of adjusted non-GAAP revenue, adjusted non-GAAP income (loss) from operations and adjusted non-GAAP net income (loss) are useful to an investor for two reasons. First, they eliminate one-time adjustments made for accounting purposes in connection with our Various acquisition in order to provide information that is directly comparable to our historical and current financial statements. Second, they eliminate adjustments for non-cash impairment charges for goodwill and intangible assets, which we believe will help an investor evaluate our future prospects, without taking into account historical non-cash charges that we believe are not recurring.

We also believe that the non-GAAP financial measures of earnings before deducting net interest expense, income taxes, depreciation and amortization, or EBITDA, and adjusted EBITDA are helpful since they allow the investor to measure our operating performance year over year without taking into account the wide disparity in the amounts of the interest, depreciation and amortization and tax expense items set forth in the financial statements. For instance, we are highly leveraged and we have had a large varying amount of interest expense for the historical years presented. We plan to use the proceeds of this offering to repay our First Lien Senior Secured Notes, thereby reducing our interest expense. In addition, we have the benefit of interest deductions and tax loss carryforwards which distorts comparisons of income tax benefit from year to year as interest expense is reduced and tax carryforwards are depleted and we book an income tax benefit as opposed to an expense. Finally, our depreciation and amortization expense has changed significantly due to the Various acquisition and purchase accounting impact on depreciation and amortization expense, as discussed below. We believe analysts, investors and others frequently use EBITDA and adjusted EBITDA in the evaluation of companies in our industry.

These non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate such financial measures differently, particularly as it relates to nonrecurring, unusual items. Our non-GAAP financial measures of EBITDA adjusted EBITDA, adjusted non-GAAP revenue, adjusted non-GAAP income (loss) from operations and adjusted non-GAAP net income (loss) are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as measures of liquidity or as alternatives to net income or as indications of operating performance or any other measure of performance derived in accordance with GAAP.

The following table reflects the reconciliation of GAAP net revenue, GAAP income (loss) from operations and GAAP net income (loss) to the non-GAAP financial measures of adjusted non-GAAP revenue, adjusted non-GAAP income (loss) from operations and adjusted non-GAAP net income (loss), respectively.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

	FriendFinder Networks Inc. Consolidated Data(a)
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2007	2006
					Pro Forma
	(in thousands)
GAAP net revenue	$244,440	$243,887	$331,017	$48,073	$332,907	$29,965
Non-GAAP adjustments:
Add: Deferred revenue purchase accounting adjustment	—	18,512	19,200	8,460	—	—
Adjusted non-GAAP revenue	$244,440	$262,399	$350,217	$56,533	$332,907	$29,965

GAAP income (loss) from operations	$45,438	$17,601	$7,109	$(19,467)	$26,986	$(37,892)
Non-GAAP adjustments:
Add: Deferred revenue purchase accounting adjustment	—	18,512	19,200	8,460	—	—
Add: Impairment of goodwill	—	—	9,571	925	925	22,824
Add: Impairment of other intangible assets	—	—	14,860	5,131	5,131	—
Add: Amortization of acquired intangibles and software	27,154	27,132	36,347	2,262	35,821	—
Adjusted non-GAAP income (loss) from operations	$72,592	$63,245	$87,087	$(2,689)	$68,863	$(15,068)

GAAP net loss	$(27,379)	$(32,342)	$(45,966)	$(29,917)	$(53,606)	$(49,941)
Non-GAAP adjustments:
Add: Deferred revenue purchase accounting adjustment	—	18,512	19,200	8,460	—	—
Add: Impairment of goodwill	—	—	9,571	925	925	22,824
Add: Impairment of other intangible assets	—	—	14,860	5,131	5,131	—
Add: Amortization of acquired intangibles and software	27,154	27,132	36,347	2,262	35,821	—
Add (subtract): Charges (income) related to VAT not charged to customers	7,638	(294)	(9,480)	1,046	17,900	—
Less: Tax effect of non-GAAP adjustments(b)	(2,958)	(10,692)	(16,359)	(2,931)	(9,990)	—
Adjusted non-GAAP net income (loss)	$4,455	$2,316	$8,173	$(15,024)	$(3,819)	$(27,117)

(a)	See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain business acquisitions.

(b)	The tax effect is calculated using the effective tax rate for the period, adjusted for non-tax deductible expenses including impairment of goodwill, penalties related to VAT not charged to customers and other discrete items.

The following table reflects the reconciliation of GAAP net loss to the non-GAAP financial measures of EBITDA and adjusted EBITDA.

Reconciliation of GAAP Net Loss to EBITDA and Adjusted EBITDA

	FriendFinder Networks Inc. Consolidated Data(a)
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2007	2006
					Pro Forma
	(in thousands)
GAAP net loss	$(27,379)	$(32,342)	$(45,966)	$(29,917)	$(53,606)	$(49,941)
Add: Interest expense, net	67,386 (b)	59,954	80,510	15,953	77,756	7,918
Less: Income tax benefit	(2,544)	(9,977)	(18,176)	(6,430)	(14,945)	—
Add: Amortization of acquired intangible assets and software	27,154	27,132	36,347	2,262	35,821	—
Add: Depreciation and other amortization	3,673	3,360	4,502	2,829	6,989	3,322
EBITDA (c)	$68,290	$48,127	$57,217	$(15,303)	$52,015	$(38,701)
Add: Deferred revenue purchase accounting adjustment	—	18,512	19,200	8,460	— (d)	—
Add: Impairment of goodwill	—	—	9,571	925	925	22,824
Add: Impairment of other intangible assets	—	—	14,860	5,131	5,131	—
Add (subtract): Charges (income) related to VAT not charged to customers	7,638	(294)	(9,480)	1,046	17,900	—
Adjusted EBITDA	$75,928	$66,345	$91,368	$259	$75,971	$(15,877)

(a)	See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain business acquisitions.

(b)	Interest expense for the nine months ended September 30, 2009 includes an aggregate of approximately $30.0 million in cash and non-cash interest paid on the First Lien Senior Secured Notes.

(c)	For the year ended December 31, 2008 and for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009 and June 30, 2009, we failed to satisfy our EBITDA covenants with respect to our 2006 Notes and 2005 Notes because of operating performance. For the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 we failed to satisfy our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes due to the liability related to VAT not charged to customers and the purchase accounting adjustment due to the required reduction of the deferred revenue liability to fair value. On October 8, 2009, these events of default were cured. For the quarter ended September 30, 2009, we met our EBITDA covenants with respect to our 2006 Notes and 2005 Notes, each as amended. For the year ended December 31, 2008 and the three and nine months ended September 30, 2009, we met our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. For more information regarding this and other events of default under our note agreements, see the section entitled “Description of Indebtedness.” Our note agreements, as amended, contain material debt covenants based on our maintaining specified levels of EBITDA (as it is defined in the particular agreement as noted below). Specifically, we are required to maintain the following EBITDA levels for our outstanding debt:

•	2006 Notes and 2005 Notes — at least $1.0 million for the four-quarter period ending on December 31, 2009 and $3.5 million for each four-quarter period ending on or after March 31, 2010. The EBITDA calculation under the covenant in each of the agreements governing the 2006 Notes and 2005 Notes only allows us to include the EBITDA of FriendFinder Networks Inc. on a standalone non-consolidated basis and, therefore, does not allow us to include the EBITDA of INI or its subsidiaries in this calculation. However, we may include dividends actually received from INI in this calculation. The EBITDA of FriendFinder Networks Inc., excluding EBITDA of INI, for the twelve month period ended September 30, 2009 based on this calculation was $6.8 million.

•	First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes — at least $85.0 million annualized consolidated EBITDA for INI and its subsidiaries. The annualized EBITDA based on the third quarter of 2009, as defined in the relevant documents, for INI and its subsidiaries was $105.6 million.

(d)	Pro forma unaudited net loss for 2007 already reflects the purchase accounting adjustment related to deferred revenue.

For the nine months ended September 30, 2009, our net revenue, income from operations and net loss were $244.4 million, $45.4 million and $(27.4) million, respectively. For the nine months ended September 30, 2009, our adjusted non-GAAP revenue, adjusted non-GAAP income from operations and adjusted non-GAAP net income were $244.4 million, $72.6 million and $4.5 million, respectively. For the nine months ended September 30, 2009, our EBITDA and adjusted EBITDA were $68.3 million and $75.9 million, respectively.

Management derived adjusted non-GAAP revenue, adjusted non-GAAP income (loss) from operations, adjusted non-GAAP net income (loss) and adjusted EBITDA for the nine months ended September 30, 2009 using the following adjustments.

There were no purchase accounting adjustments after December 31, 2008, and accordingly there were no such adjustments to net revenue, income (loss) from operations, net loss or EBITDA for the nine months ended September 30, 2009.

With respect to arriving at adjusted non-GAAP income (loss) from operations and adjusted non-GAAP net income (loss) for the nine months ended September 30, 2009, there was a non-recurring adjustment to fair value of the acquired intangible assets and software of Various due to purchase accounting in relation to the Various acquisition in 2007, which increased the depreciation and amortization expense on such items for subsequent quarters. This expense is reflected in the line entitled “Amortization of acquired intangibles and software” in the statement of operations. Management adds back this line item to arrive at adjusted non-GAAP net income (loss) from operations and adjusted non-GAAP net income (loss). Management believes it is informative to investors to add back the amortization related to the acquired intangible assets and software of Various in order to negate the effects of this unusual adjustment due to purchase accounting.

With respect to arriving at adjusted non-GAAP net income (loss) and adjusted EBITDA, management believes that the VAT activity that relates to periods prior to notification from the European Union tax authorities, which we refer to as VAT not charged to customers, should be excluded from adjusted non-GAAP net income (loss) and adjusted EBITDA. After our acquisition of Various, we became aware that Various and its subsidiaries had not collected VAT from subscribers in the European Union nor had Various remitted VAT to the tax jurisdictions requiring it. We have since registered with the tax authorities of the applicable European Union jurisdictions. We began collecting VAT from subscribers in July 2008, and all amounts from July 2008 and beyond are considered current VAT and such costs are properly reflected in the statement of operations. Since the VAT not charged to customers, including penalties, interest expense, gains and losses on settlements and foreign exchange gains and losses, is unusual and not representative of our current operations, we have excluded it from adjusted non-GAAP net income (loss) and adjusted EBITDA.

Finally, management believes it is informative to investors to subtract the tax effect of the non-GAAP adjustments in order to arrive at adjusted non-GAAP net income (loss). Management uses the measurement of adjusted non-GAAP net income (loss) in making resource deployment and capital spending decisions.

For the year ended December 31, 2008, our net revenue, income from operations and net loss were $331.0 million, $7.1 million and $(46.0) million, respectively. For the year ended December 31, 2008, our adjusted non-GAAP revenue, adjusted non-GAAP income from operations and adjusted non-GAAP net income were $350.2 million, $87.1 million and $8.2 million, respectively. For the year ended December 31, 2008, our EBITDA and adjusted EBITDA were $57.2 million and $91.4 million, respectively.

Management derived adjusted non-GAAP revenue, adjusted non-GAAP income (loss) from operations, adjusted non-GAAP net income (loss) and adjusted EBITDA for the year ended December 31, 2008 using the following adjustments.

With respect to arriving at each of the above-listed non-GAAP financial measures, there was a one time $19.2 million reduction to net revenue due to purchase accounting in 2008 that required the deferred revenue to be recorded at fair value on the date of acquisition of Various. The purchase accounting adjustment takes into account the assumption that a portion of our deferred revenue is related to the sales effort performed by Various prior to the acquisition and, therefore, we are only entitled to the fulfillment effort for the deferred subscription revenue acquired. For new subscriptions we are entitled to all of the deferred revenue from a subscription because we also performed the sales effort. Management believes that the purchase accounting adjustment is one time in nature as it relates to an acquisition that has been completed and therefore, it is appropriate to add back the amount of the adjustment in 2008 to obtain a more meaningful comparison of the revenues, income from operations, net loss and EBITDA between 2008 and prior years. For more information regarding these purchase accounting adjustments, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Results of Operations — Internet Revenue.”

In addition, with respect to arriving at adjusted non-GAAP income (loss) from operations, adjusted non-GAAP net income (loss) and adjusted EBITDA, there were non-cash impairment charges to goodwill and intangible assets of $17.6 million related to our entertainment segment and $6.8 million related to our internet segment in 2008. For the following reasons, management believes it is appropriate to add back a $9.6 million impairment charge to goodwill and a $14.9 million impairment charge to other intangible assets to derive a more meaningful measure of income from operations, net loss and EBITDA for 2008. While we have had impairment charges for previous years relating to the businesses in operation prior to the Various acquisition, with the impairment charges taken in 2008, the goodwill relating to our non-internet business units of the company has been reduced to zero. Further, management believes that with the acquisition and integration of the Various business, the online business unit that is now operated in conjunction with the internet businesses of Various should not be expected to have further impairment going forward. Management gauges its operating performance without giving effect to the impairment charges taken historically due to its belief that it is unlikely that further impairment charges will be incurred. However, there can be no assurance that there will be no further impairment to the online business unit.

With respect to arriving at adjusted non-GAAP income (loss) from operations and adjusted non-GAAP net income (loss) for the year ended December 31, 2008, there was a non-recurring adjustment to fair value of the acquired intangible assets and software of Various due to purchase accounting in relation to the Various acquisition in 2007, which increased the depreciation and amortization expense on such items for subsequent years. This expense is reflected in the line entitled “Amortization of acquired intangibles and software” in the statement of operations in 2008. For the reasons set forth above in the discussion relating to such amortization expense addback for the period ended September 30, 2009, management adds back this line item to calculate adjusted non-GAAP income (loss) from operations and adjusted non-GAAP net income (loss).

With respect to arriving at adjusted non-GAAP net income (loss) and adjusted EBITDA, for the reasons set forth above, management believes that the VAT not charged to customers should be excluded and that the tax effect of the non-GAAP adjustments should be subtracted in calculating adjusted non-GAAP net income (loss) and adjusted EBITDA.

Certain Non-Financial Operating Data

The non-financial operating data below includes the results of Various and our company for all periods presented.

	Non-Financial Operating Data
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007(1)	2006(1)
Historical Operating Data:
Adult Social Networking Websites
Subscribers (as of the end of the period)	868,571	946,598	896,211	919,146	906,641
Churn(2)	16.5%	17.8%	17.8%	19.3%	21.7%
ARPU(3)	$21.44	$21.45	$22.28	$19.95	$20.39
CPGA(4)	$47.07	$50.52	$51.26	$44.57	$38.54
Average Lifetime Net Revenue Per Subscriber(5)	$82.64	$69.79	$74.22	$58.92	$55.24
General Audience Social Networking Websites
Subscribers (as of the end of the period)	54,287	78,732	68,647	85,893	96,221
Churn(2)	16.2%	19.6%	18.6%	22.2%	27.0%
ARPU(3)	$17.24	$18.36	$19.21	$16.38	$18.02
CPGA(4)	$45.05	$34.02	$36.68	$36.62	$34.05
Average Lifetime Net Revenue Per Subscriber(5)	$61.55	$59.67	$66.70	$37.23	$32.63
Live Interactive Video Websites
Average Revenue Per Minute	$3.44	$2.77	$2.87	$2.93	n/a
Cams — Minutes (6)	12,662,795	15,442,605	19,101,173	20,613,825	n/a

(1)	Derived from historical information of Various.

(2)	Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period and by the number of months in the period.

(3)	ARPU is calculated by dividing adjusted non-GAAP revenue for the period by the average number of subscribers in the period. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “ — Non-GAAP Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”

(4)	CPGA is calculated by adding affiliate commission expense plus ad buy expenses and dividing by new subscribers during the measurement period.

(5)	Average Lifetime Net Revenue Per Subscriber is calculated by multiplying the average lifetime (in months) of a subscriber by ARPU for the measurement period and then subtracting the CPGA for the measurement period.

(6)	Users purchase minutes in advance of their use and draw down on the available funds as the minutes are used.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected, which could result in a decline in the value of our common stock, causing you to lose all or part of your investment.

Risks Related to our Business

We face significant competition from other social networking, internet personals and adult-oriented websites.

Our general audience social networking and personals websites face significant competition from other social networking websites such as MySpace.com, Facebook.com and Friendster.com, as well as companies providing online personals services such as Match.com, L.L.C., Yahoo!Personals, a website owned and operated by Yahoo! Inc., Windows Live Profile, run by Microsoft Corporation, eHarmony, Inc., Lavalife Corp., Plentyoffish Media Inc. and Spark Networks Limited websites, including jdate.com, americansingles.com and relationships.com. Other social networking websites have higher numbers of worldwide unique users than our general audience websites do. According to comScore, in September 2009, Facebook.com and MySpace.com had approximately 411 million and 111 million worldwide unique users, respectively, compared to FriendFinder.com’s 109 million worldwide unique users. In addition, the number of unique users on our general audience social networking and personals websites has decreased and may continue to decrease. Our adult-oriented websites face competition for visitors from other websites offering free adult-oriented content. We face competition from companies offering adult-oriented internet personals websites such as Cytek Ltd., the operator of SexSearch.com and Fling Incorporated and we compete with many adult-oriented and live interactive video websites, such as Playboy.com and LiveJasmin.com.

Some of our competitors may have significantly greater financial, marketing and other resources than we do. Our competitors may undertake more far-reaching marketing campaigns, including print and television advertisements, and adopt more aggressive pricing policies that may allow them to build larger member and subscriber bases than ours. Our competitors may also develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. Our attempts to increase traffic to and revenue from our general audience websites may be unsuccessful. Additionally, some of our competitors are not subject to the same regulatory restrictions that we are, including those imposed by our December 2007 settlement with the Federal Trade Commission over the use of sexually explicit advertising. For more information regarding our potential liability for third party activities see the risk factor entitled “—We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could harm our reputation, financial condition and business.” These activities could attract members and paying subscribers away from our websites, reduce our market share and adversely affect our results of operations.

We heavily rely on our affiliate network to generate traffic to our websites. If we lose affiliates, our business could experience a substantial loss of traffic, which could harm our ability to generate revenue.

Our affiliate network generated approximately 44% of our revenue for the nine months ended September 30, 2009 from visitor traffic to our websites. We generally pay referring affiliates commissions based on the amount of revenue generated by the traffic they deliver to our websites. We intend to expand our current affiliate program to include additional general audience affiliates. However, our efforts to implement such an expansion program may not proceed as anticipated. If other websites, including our competitors, were to offer higher paying affiliate programs, we could lose some of our affiliates unless we increased the commission rates we paid under our marketing affiliate program. In addition, our affiliates must comply with the terms of our December 2007 settlement with the Federal Trade Commission, which could deter affiliates from participating in our affiliate network or force us to terminate such affiliates if they violate such settlement. For more information regarding our potential liability for third party activities see the risk factor entitled “—We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could adversely affect our reputation, financial condition and business.” Our affiliates arrangements can be terminated immediately by us or our affiliates for any reason. Typically, we do not have exclusivity arrangements with our affiliates, and some of our affiliates may also be affiliates for our competitors. Any increase in the commission rates we pay our affiliates would result in higher cost of revenue and could negatively impact our results of operations. Finally, we could lose affiliates if their internal policies are revised to prohibit entering into business contracts with companies like ours that provide adult material. The loss of affiliates providing significant traffic and visitors to our websites could harm our ability to generate revenue.

We have never generated significant revenue from internet advertising and may not be able to in the future and a failure to compete effectively against other internet advertising companies could result in lost customers or could adversely affect our business and results of operations.

We believe that we may have an opportunity to shift some of our websites with lower subscription penetration to an advertising-based revenue model, as well as to provide selected targeted advertising on our subscriber focused websites. Our user database serves as an existing source of potential members or subscribers for new websites we create and additionally presents opportunities for us to offer targeted online advertising to specific demographic groups. However, because we allow our registrants to opt out of receiving certain communications from us and third parties, including advertisements, registrants who have opted out of receiving advertisements are potentially less valuable to us as a source of revenue than registrants who have not done so. The number of registrants who have opted out of receiving such communications are not identified in our gross number of registrants.

Our ability to generate significant advertising revenue will also depend upon several factors beyond our control, including general economic conditions, changes in consumer purchasing and viewing habits and changes in the retail sales environment and the continued development of the internet as an advertising medium. If the market for internet-based advertising does not continue to develop or develops more slowly than expected, or if social networking websites are deemed to be a poor medium on which to advertise, our plan to use internet advertising revenue as a means of revenue growth may not succeed.

In addition, filter software programs that limit or prevent advertising from being delivered to an internet user’s computer are becoming increasingly effective and easy to use, making the success of implementing an advertising medium increasingly difficult. Widespread adoption of this type of software could harm the commercial viability of internet-based advertising and, as a result, hinder our ability to grow our advertising-based revenue.

Competition for advertising placements among current and future suppliers of internet navigational and informational services, high-traffic websites and internet service providers, or ISPs, as well as competition with non-internet media for advertising placements, could result in significant price competition, declining margins and/or reductions in advertising revenue. In addition, as we continue to expand the scope of our internet services, we may compete with a greater number of internet publishers and other media companies across an increasing range of different internet services, including in focused markets where competitors may have advantages in expertise, brand recognition and other areas. If existing or future competitors develop or offer services that provide significant performance, price, creative or other advantages over those offered by us, our business, results of operations and financial condition would be negatively affected. We would also compete with traditional advertising media, such as direct mail, television, radio, cable, and print, for a share of advertisers’ total advertising budgets. Many potential competitors would enjoy competitive advantages over us, such as longer operating histories, greater name recognition, larger customer bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands, our ability to expand our base of users, advertisers and affiliates will be impaired and our business and operating results could be harmed.

We believe that the brand recognition that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “FriendFinder,” “AdultFriendFinder” and “Penthouse” brands is critical to expanding our base of users, advertisers and affiliates. Maintaining and enhancing our brands’ profiles may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the “FriendFinder,” “AdultFriendFinder” and “Penthouse” brands’ profiles, or if we incur excessive expenses in this effort, our business and operating results could be harmed. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands’ profiles may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to be a technology leader and to continue to provide attractive products and services, which we may not do successfully.

People have in the past expressed, and may in the future express, concerns over certain aspects of our products. For example, people have raised privacy concerns relating to the ability of our members to post pictures, videos and other information on our websites. Aspects of our future products may raise similar public concerns. Publicity regarding such concerns could harm our brands. Further, if we fail to maintain high standards for product quality, or if we fail to maintain high ethical, social and legal standards for all of our operations and activities, our reputation could be jeopardized.

In addition, affiliates and other third parties may take actions that could impair the value of our brands. We are aware that third parties, from time to time, use “FriendFinder,” “AdultFriendFinder” and “Penthouse” and similar variations in their domain names without our approval, and our brands may be harmed if users and advertisers associate these domains with us.

Our business, financial condition and results of operations may be adversely affected by unfavorable economic and market conditions.

Changes in global economic conditions could adversely affect the profitability of our business. Economic conditions worldwide have from time to time contributed to slowdowns in the technology industry, as well as in the specific segments and markets in which we operate, resulting in reduced demand and increased price competition for our products and services. Our operating results in one or more geographic regions may also be affected by uncertain or changing economic conditions within that region, such as the challenges that are currently affecting economic conditions in the United States and abroad. If economic and market conditions in the United States or other key markets, remain unfavorable or persist, spread or deteriorate further, we may experience an adverse impact on our business, financial condition and results of operation. If our entertainment segment continues to be adversely affected by these economic conditions, we may be required to take an impairment charge with respect to these assets. In addition, the current or future tightening of credit in financial markets could result in a decrease in demand for our products and services. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions may lead to our current and potential registrants, members, subscribers and paid users having less discretionary income to spend. This could lead to a reduction in our revenue and have a material adverse effect on our operating results. For the year ended December 31, 2008 and the nine months ended September 30, 2009, our internet and entertainment revenue was adversely impacted by negative global economic conditions. For more information regarding the effect of economic conditions on our operating results see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007 — Net Revenue,” “Management, Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Nine Months Ended September 30, 2009 as Compared to the Nine Months Ended September 30, 2008 — Net Revenue,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Various Inc. and Subsidiaries — Internet Segment Historical Operating Data for the Nine Months Ended September 30, 2009 as Compared to the Nine Months Ended September 30, 2008” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Various Inc. and Subsidiaries — Internet Segment Historical Operating Data for the Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.” Accordingly, the economic downturn in the U.S. and other countries may hurt our financial performance. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition and results of operations.

Continued imposition of tighter processing restrictions by credit card processing companies and acquiring banks would make it more difficult to generate revenue from our websites.

We rely on third parties to provide credit card processing services allowing us to accept credit card payments from our subscribers and paid users. As of September 30, 2009, three credit card processing companies accounted for approximately 68.6% of our accounts receivable. Our business could be disrupted if these or other companies become unwilling or unable to provide these services to us. We are also subject to the operating rules, certification requirements and rules governing electronic funds transfers imposed by the payment card industry seeking to protect credit cards issuers, which could change or be reinterpreted to make it difficult or impossible for us to comply with such rules or requirements. If we fail to comply, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, and our business and operating results would be adversely affected. Our ability to accept credit cards as a form of payment for our online products and services could also be restricted or denied for a number of other reasons, including but not limited to:

•	if we experience excessive chargebacks and/or credits;

•	if we experience excessive fraud ratios;

•	if there is an adverse change in policy of the acquiring banks and/or card associations with respect to the processing of credit card charges for adult-related content;

•	if there is an increase in the number of European and U.S. banks that will not accept accounts selling adult-related content;

•	if there is a breach of our security resulting in the theft of credit card data;

•	if there is continued tightening of credit card association chargeback regulations in international commerce;

•	if there are association requirements for new technologies that consumers are less likely to use; and

•	if negative global economic conditions result in credit card companies denying more transactions.

In May 2000, American Express instituted a policy of not processing credit card transactions for online, adult-oriented content and terminated all of its adult website merchant accounts. If other credit card processing companies were to implement a similar policy, it would have a material adverse effect on our business operations and financial condition.

Our credit card chargeback rate is currently approximately 0.9% of the transactions processed and the reserves the banks require us to maintain are less than 2.0% of our total revenue. In addition, our required reserve balances have decreased from $7.9 million at December 31, 2008 to $6.4 million at September 30, 2009. If our chargeback rate increases or we are required to maintain increased reserves, this could increase our operating expenses and may have a material adverse effect on our business operations and financial condition.

Our ability to keep pace with technological developments is uncertain.

Our failure to respond in a timely and effective manner to new and evolving technologies could harm our business, financial condition and operating results. The internet industry is characterized by rapidly changing technology, evolving industry standards, changes in consumer needs and frequent new service and product introductions. Our business, financial condition and operating results will depend, in part, on our ability to develop the technical expertise to address these rapid changes and to use leading technologies effectively. We may experience difficulties that could delay or prevent the successful development, introduction or implementation of new features or services.

Further, if the new technologies on which we intend to focus our investments fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, our competitive position could be adversely affected, which could cause a reduction in our revenue and earnings. For example, our competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development could become obsolete prior to its introduction.

To access technologies and provide products that are necessary for us to remain competitive, we may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that we may not be able to control or influence. These relationships may commit us to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

We may be held secondarily liable for the actions of our affiliates, which could result in fines or other penalties that could adversely affect our reputation, financial condition and business.

Under the terms of our December 2007 settlement with the Federal Trade Commission, we have agreed not to display sexually explicit online advertisements to consumers who are not seeking out sexually explicit content, and we require that members of our marketing affiliate network affirmatively agree to abide by this restriction as part of our affiliate registration process. We have also agreed to end our relationship with any affiliate that fails to comply with this restriction. Notwithstanding these measures, should any affiliate fail to comply with the restriction and display sexually explicit advertisements relating to our adult-oriented websites to any consumer not seeking adult content, we may be held liable for the actions of such affiliate and subjected to fines and other penalties that could adversely affect our reputation, financial condition and business.

In addition, we run the risk of being held responsible for the conduct or legal violations of our affiliates or those who have a marketing relationship with us, including, for example, with respect to their use of adware programs or other technology that causes internet advertisements to manifest in pop ups or similar mechanisms that can be argued to block or otherwise interfere with another website’s content or otherwise be argued to violate the Lanham Act or be considered an unlawful, unfair, or deceptive business practice.

We have breached certain non-monetary covenants contained in agreements governing our 2006 Notes, 2005 Notes and Subordinated Term Loan Notes, and our subsidiary, INI, has breached certain non-monetary covenants contained in its agreements governing the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, which events of default have been cured by obtaining waivers or amendments to our note agreements. We cannot assure you that if additional defaults occur in the future we will be able to cure such defaults or events of default, obtain waivers and consents, amend the covenants, and/or remain in compliance with these covenants.

Our note agreements require us to maintain certain financial ratios as well as comply with other financial covenants relating to minimum consolidated EBITDA and minimum consolidated coverage ratio and negative covenants relating to restricted payments from INI to us and permitted investments. Certain of these ratios and covenants were not maintained or satisfied primarily due to the unexpected VAT liability that was discovered after we acquired Various.

Furthermore, we and INI failed to comply with certain non-monetary covenants contained within some of our note agreements including the timely delivery of quarterly financial statements and officer’s certificates and the holding of quarterly meetings of our board of directors. We also failed to obtain the consent of the noteholders prior to taking certain corporate actions such as changing our name from Penthouse Media Group Inc. to FriendFinder Networks Inc. and our subsidiary’s name from FriendFinder Network, Inc. to FriendFinder California Inc., making certain restricted payments and incurring additional liens. In addition, in connection with the Various acquisition, we failed to meet certain operating targets and timely deliver certain agreed-upon documents and take certain actions with respect to the granting and perfection of security interests after the acquisition of Various was completed, although such documents and actions were subsequently completed.

On October 8, 2009 we cured these events of default by obtaining waivers or amendments to our note agreements. However, if additional defaults occur in the future and our efforts to cure such events of default are unsuccessful it could result in the acceleration of our then outstanding debt. If all of our indebtedness was accelerated, we may not have sufficient funds at the time of acceleration to repay most of our indebtedness, which could have a material adverse effect on our ability to continue as a going concern.

We have a history of significant operating losses and we may incur additional net losses in the future, which have had and may continue to have material consequences to our business.

We have historically generated significant net losses. As of September 30, 2009, we had an accumulated deficit of approximately $173.6 million. For the nine months ended September 30, 2009, we had a net loss of $27.4 million. For the years ended December 31, 2008, 2007 and 2006, we had net losses of approximately $46.0 million, $29.9 million and $49.9 million, respectively. We also had negative operating cash flows in 2006. We expect our operating expenses will continue to increase during the next several years as a result of the promotion of our services and the expansion of our operations, including the launch of new websites and entering into acquisitions, strategic alliances and joint ventures. If our revenue does not grow at a substantially faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses, which could be significant. Our net losses cause us to be more highly leveraged, increase our cost of debt and make us subject to certain covenants which limit our ability to grow our business organically or through acquisitions. For more information with respect to the covenants to which we are currently subject, see the risk factor entitled “—Any remaining indebtedness after this offering could make obtaining additional capital reserves difficult and could materially adversely affect our business, financial condition, results of operations and our growth strategy.”

If any of our relationships with internet search websites terminate, if such websites’ methodologies are modified or if we are outbid by competitors, traffic to our websites could decline.

We depend in part on various internet search websites, such as Google.com, MSN.com, Yahoo.com and other websites to direct a significant amount of traffic to our websites. Search websites typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings generally are determined and displayed as a result of a set of formulas designed by search engine companies in their discretion. Purchased listings generally are displayed if particular word searches are performed on a search engine. We rely on both algorithmic and purchased search results, as well as advertising on other internet websites, to direct a substantial share of visitors to our websites and to direct traffic to the advertiser customers we serve. If these internet search websites modify or terminate their relationship with us or we are outbid by our competitors for purchased listings, meaning that our competitors pay a higher price to be listed above us in a list of search results, traffic to our websites could decline. Such a decline in traffic could affect our ability to generate subscription revenue and could reduce the desirability of advertising on our websites.

If members decrease their contributions of content to our websites that depend on such content, the viability of those websites would be impaired.

Many of our websites rely on members’ continued contribution of content without compensation. We cannot guarantee that members will continue to contribute such content to our websites. In addition, we may offer discounts to members who provide content for our websites as an incentive for their contributions. In the event that contributing members decrease their contributions to our websites, or if the quality of such contributions is not sufficiently attractive to our audiences, or if we are required to offer additional discounts in order to encourage members to contribute content to our websites, this could have a negative impact on our business, revenue and financial condition.

Most of our revenue is currently derived from subscribers to our online offerings and a reduction in the number of our subscribers or a reduction in the amount of spending by our subscribers could harm our financial condition.

Our internet business generated approximately 93.6% of our revenue for the nine months ended September 30, 2009 from subscribers and other paying customers to our websites. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — FriendFinder Networks Inc. and Subsidiaries  —  Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.” We must continually add new subscribers to replace subscribers that we lose in the ordinary course of business due to factors such as competitive price pressures, credit card expirations, subscribers’ perceptions that they do not use our services sufficiently and general economic conditions. Our subscribers maintain their subscriptions on average for approximately six months. Our business depends on our ability to attract a large number of visitors, to convert visitors into registrants, to convert registrants into members, to convert members into subscribers and to retain our subscribers. As of September 30, 2009, we had approximately one million subscribers. For more information about our key business metrics including, but not limited to, the number of subscribers and the conversion of members to subscribers, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internet Segment Historical Operating Data.” If we are unable to remain competitive and provide the pricing and content, features, functions or services necessary to attract new subscribers or retain existing subscribers, our operating results could suffer. To the extent free social networking and personals websites, or free adult content on the internet, continue to be available or increase in availability, our ability to attract and retain subscribers may be adversely affected. In addition, any decrease in our subscribers’ spending due to general economic conditions could also reduce our revenue or negatively impact our ability to grow our revenue.

Increased subscriber churn or subscriber upgrade and retention costs could adversely affect our financial performance.

Turnover of subscribers in the form of subscriber service cancellations or failures to renew, or churn, has a significant financial impact on the results of operations of any subscription internet provider, including us, as does the cost of upgrading and retaining subscribers. For the nine months ended September 30, 2009, our average monthly churn rate for our adult social networking websites was 16.5% and our average monthly churn rate for our general audience social networking websites was 16.2%. Any increase in the costs necessary to upgrade and retain existing subscribers could adversely affect our financial performance. In addition, such increased costs could cause us to increase our subscription rates, which could increase churn. Churn may also increase due to factors beyond our control, including churn by subscribers who are unable or unwilling to pay their monthly subscription fees because of personal financial restrictions, the impact of a slowing economy or the attractiveness of competing services or websites. If excessive numbers of subscribers cancel or fail to renew their subscriptions, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to replace canceled or unrenewed subscribers with new subscribers, which could harm our financial condition.

Our business, financial condition and results of operations could be adversely affected if we fail to provide adequate security to protect our users and our systems.

Online security breaches could adversely affect our business, financial condition and results of operations. Any well-publicized compromise of security could deter use of the internet in general or use of the internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials. In offering online payment services, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our customers’ transaction data. If third parties are able to penetrate our network security or otherwise misappropriate confidential information, we could be subject to liability, which could result in litigation. In addition, experienced programmers or “hackers” may attempt to misappropriate proprietary information or cause interruptions in our services that could require us to expend significant capital and resources to protect against or remediate these problems.

Our business involves risks of liability claims arising from our media content, which could adversely affect our ability to generate revenue and could increase our operating expenses.

As a distributor of media content, we face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, obscenity, violation of rights of publicity and/or obscenity laws and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against broadcasters, publishers, online services and other disseminators of media content. We could also be exposed to liability in connection with content made available through our online social networking and personals websites by users of those websites. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could have a material adverse effect on us. In addition, measures to reduce our exposure to liability in connection with content available through our internet websites could require us to take steps that would substantially limit the attractiveness of our internet websites and/or their availability in certain geographic areas, which could adversely affect our ability to generate revenue and could increase our operating expenses.

Privacy concerns could increase our costs, damage our reputation, deter current and potential users from using our products and services and negatively affect our operating results.

From time to time, concerns may arise about whether our products and services compromise the privacy of users and others. Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and deter current and potential users from using our products and services, which could negatively affect our operating results. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. Increased scrutiny by regulatory agencies, such as the Federal Trade Commission and state agencies, of the use of customer information, could also result in additional expenses if we are obligated to reengineer systems to comply with new regulations or to defend investigations of our privacy practices.

In addition, as most of our products and services are web based, the amount of data we store for our users on our servers (including personal information) has been increasing. Any systems failure or compromise of our security that results in the release of our users’ data could seriously harm our reputation and brand and, therefore, our business. A security or privacy breach may:

•	cause our customers to lose confidence in our services;

•	deter consumers from using our services;

•	harm our reputation;

•	require that we expend significant additional resources related to our information security systems and result in a disruption of our operations;

•	expose us to liability;

•	subject us to unfavorable regulatory restrictions and requirements imposed by the Federal Trade Commission or similar authority;

•	cause us to incur expenses related to remediation costs; and

•	decrease market acceptance of the use of e-commerce transactions.

The risk that these types of events could adversely affect our business is likely to increase as we expand the number of products and services we offer as well as increase the number of countries where we operate, as more opportunities for such breaches of privacy will exist.

Proposed legislation concerning data protection is currently pending at the U.S. federal and state level as well as in certain foreign jurisdictions. In addition, the interpretation and application of data protection laws in Europe, the United States and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We may not be able to protect and enforce our intellectual property rights.

We currently own and maintain approximately 100 U.S. trademark registrations and applications and over 900 foreign trademark registrations and applications. We believe that our trademarks, particularly the “AdultFriendFinder,” “FriendFinder,” “FastCupid,” “Penthouse,” “Penthouse Letters,” “Forum,” and “Variations” names and marks, the One Key Logo, and other proprietary rights are critical to our success, potential growth and competitive position. Our inability or failure to protect or enforce these trademarks and other proprietary rights could materially adversely affect our business. Accordingly, we devote substantial resources to the establishment, protection and enforcement of our trademarks and other proprietary rights. Our actions to establish, protect and enforce our trademarks and other proprietary rights may not prevent imitation of our products, services or brands or control piracy by others or prevent others from claiming violations of their trademarks and other proprietary rights by us. There are factors outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

Intellectual property litigation could expose us to significant costs and liabilities and thus negatively affect our business, financial condition and results of operations.

We are, from time to time, subject to claims of infringement or other violations of intellectual property rights. Intellectual property claims are generally time-consuming and expensive to litigate or settle. To the extent that claims against us are successful, we may have to pay substantial monetary damages or discontinue any of our services or practices that are found to be in violation of another party’s rights. Successful claims against us could also result in us having to seek a license to continue our practices, which may significantly increase our operating burden and expenses, potentially resulting in a negative effect on our business, financial condition and results of operations.

If we are unable to obtain or maintain key website addresses, our ability to operate and grow our business may be impaired.

Our website addresses, or domain names, are critical to our business. We currently own over 2,000 domain names. However, the regulation of domain names is subject to change, and it may be difficult for us to prevent third parties from acquiring domain names that are similar to ours, that infringe our trademarks or that otherwise decrease the value of our brands. If we are unable to obtain or maintain key domain names for the various areas of our business, our ability to operate and grow our business may be impaired.

We may have difficulty scaling and adapting our existing network infrastructure to accommodate increased traffic and technology advances or changing business requirements, which could cause us to incur significant expenses, lead to the loss of users and advertisers and affect our ability to hire or retain employees.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computer power we will need. We could incur substantial costs if we need to modify our websites or our infrastructure to adapt to technological changes. If we do not maintain our network infrastructure successfully, or if we experience inefficiencies and operational failures, the quality of our products and services and our users’ experience could decline. Maintaining an efficient and technologically advanced network infrastructure is particularly critical to our business because of the pictorial nature of the products and services provided on our websites. A decline in quality could damage our reputation and lead us to lose current and potential users and advertisers. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. We cannot assure you that we will be able to continue to attract and retain these employees.

If we do not diversify, continue to innovate and provide services that are useful to users and which generate significant traffic to our websites, we may not remain competitive or generate revenue.

Internet-based social networking is characterized by significant competition, evolving industry standards and frequent product and service enhancements. Our competitors are constantly developing innovations in internet social networking. We must continually invest in improving our users’ experiences and in providing services that people expect in a high quality internet experience, including services responsive to their needs and preferences and services that continue to attract, retain and expand our user base.

If we are unable to predict user preferences or industry changes, or if we are unable to modify our services on a timely basis, we may lose users, licensees, affiliates and/or advertisers. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers, affiliates or licensees, are not appropriately timed with market opportunity or are not effectively brought to market. As internet-based social networking technology continues to develop, our competitors may be able to offer social networking products or services that are, or that are be perceived to be, substantially similar or better than those generated by us. As a result, we must continue to invest resources in order to diversify our service offerings and enhance our technology. If we are unable to provide social networking technologies and other services which generate significant traffic to our websites, our business could be harmed, causing revenue to decline.

The loss of our main data center or other parts of our systems and network infrastructure would adversely affect our business.

Our main data center and most of our servers are located at external third-party facilities in Northern California, an area with a high risk of major earthquakes. If our main data center or other parts of our systems and network infrastructure was destroyed by, or suffered significant damage from, an earthquake, fire, flood, or other similar catastrophes, or if our main data center was closed because of the operator having financial difficulties, our business would be adversely affected. Our casualty insurance policies may not adequately compensate us for any losses that may occur due to the occurrence of a natural disaster.

Our internet operations are subject to system failures and interruptions that could hurt our ability to provide users with access to our websites, which could adversely affect our business and results of operations.

The uninterrupted performance of our computer systems is critical to the operation of our websites. Our ability to provide access to our websites and content may be disrupted by power losses, telecommunications failures or break-ins to the facilities housing our servers. Our users may become dissatisfied by any disruption or failure of our computer systems that interrupts our ability to provide our content. Repeated or prolonged system failures could substantially reduce the attractiveness of our websites and/or interfere with commercial transactions, negatively affecting our ability to generate revenue. Our websites must accommodate a high volume of traffic and deliver regularly-updated content. Some of our network infrastructure is not fully redundant, meaning that we do not have back-up infrastructure on site for our entire network, and our disaster recovery planning cannot account for all eventualities. Our websites have, on occasion, experienced slow response times and network failures. These types of occurrences in the future could cause users to perceive our websites as not functioning properly and therefore induce them to frequent other websites. We are also subject to risks from failures in computer systems other than our own because our users depend on their own internet service providers in order to access our websites and view our content. Our revenue could be negatively affected by outages or other difficulties users experience in accessing our websites due to internet service providers’ system disruptions or similar failures unrelated to our systems. Any disruption in the ability of users to access our websites, could result in fewer visitors to our websites and subscriber cancellations or failures to renew, which could adversely affect our business and results of operations. We may not carry sufficient levels of business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

Because of our adult content, companies providing products and services on which we rely may refuse to do business with us.

Many companies that provide products and services we need are concerned that associating with us could lead to their becoming the target of negative publicity campaigns by public interest groups and boycotts of their products and services. As a result of these concerns, these companies may be reluctant to enter into or continue business relationships with us. For example, some domestic banks have declined providing merchant bank processing services to us and some credit card companies have ceased or declined to be affiliated with us. This has caused us, in some cases, to seek out and establish business relationships with international providers of the services we need to operate our business. There can be no assurance however, that we will be able to maintain our existing business relationships with the companies, domestic or international, that currently provide us with services and products. Our inability to maintain such business relationships, or to find replacement service providers, would materially adversely affect our business, financial condition and results of operations. We could be forced to enter into business arrangements on terms less favorable to us than we might otherwise obtain, which could lead to our doing business with less competitive terms, higher transaction costs and more inefficient operations than if we were able to maintain such business relationships or find replacement service providers.

Changes in laws could materially adversely affect our business, financial condition and results of operations.

Our businesses are regulated by diverse and evolving laws and governmental authorities in the United States and other countries in which we operate. Such laws relate to, among other things, internet, licensing, copyrights, commercial advertising, subscription rates, foreign investment, use of confidential customer information and content, including standards of decency/obscenity and record-keeping for adult content production. Promulgation of new laws, changes in current laws, changes in interpretations by courts and other government officials of existing laws, our inability or failure to comply with current or future laws or strict enforcement by current or future government officers of current or future laws could adversely affect us by reducing our revenue, increasing our operating expenses and/or exposing us to significant liabilities. The following laws relating to the internet, commercial advertising and adult content highlight some of the potential difficulties we face:

•	Internet. Several U.S. governmental agencies are considering a number of legislative and regulatory proposals that may lead to laws or regulations concerning different aspects of the internet, including social networking, online content, intellectual property rights, user privacy, taxation, access charges, liability for third-party activities and personal jurisdiction. New Jersey recently enacted the Internet Dating Safety Act, which requires online dating services to disclose whether they perform criminal background screening practices and to offer safer dating tips on their websites. Other states have enacted or considered enacting similar legislation. While online dating and social networking websites are not currently required to verify the age or identity of their members or to run criminal background checks on them, any such requirements could increase our cost of operations. The Children’s Online Privacy Protection Act restricts the ability of online services to collect information from minors. The Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. In addition, the Digital Millennium Copyright Act has provisions that are available to limit, but not eliminate, our liability for listing or linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. We face similar risks in international markets where our products and services are offered and may be subject to additional regulations. The interpretation and application of data protection laws in the United States, Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices. In 2008, Nevada enacted a law prohibiting businesses from transferring a customer’s personal information through an electronic transmission, unless that information is encrypted. In practice, the law requires businesses operating in Nevada to purchase and implement data encryption software in order to send any electronic transmission (including e-mail) that contains a customer’s personal information. Any failure on our part to comply with these regulations may subject us to additional liabilities. Regulation of the internet could materially adversely affect our business, financial condition and results of operations by reducing the overall use of the internet, reducing the demand for our services or increasing our cost of doing business.

•	Commercial advertising. We receive a significant portion of our print publications advertising revenue from companies selling tobacco products. Significant limitations on the ability of those companies to advertise in our publications or on our websites because of legislative, regulatory or court action could materially adversely affect our business, financial condition and results of operations.

•	Adult content. Regulation, investigations and prosecutions of adult content could prevent us from making such content available in certain jurisdictions or otherwise have a material adverse effect on our business, financial condition and results of operations. Government officials may also place additional restrictions on adult content affecting the way people interact on the internet. The governments of some countries, such as China and India, have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or “immoral” influences. Regulation aimed at limiting minors’ access to adult content both in the United States and abroad could also increase our cost of operations and introduce technological challenges by requiring development and implementation of age verification systems. U.S. government officials could amend or construe and seek to enforce more broadly or aggressively the adult content recordkeeping and labeling requirements set forth in 18 U.S.C. Section 2257 and its implementing regulations in a manner that is unfavorable to our business. Court rulings may place additional restrictions on adult content affecting how people interact on the internet, such as mandatory web labeling.

We could be held liable for any physical and emotional harm caused by our members and subscribers to other members or subscribers.

We cannot control the actions of our members and subscribers in their online behavior or their communication or physical actions with other members or subscribers. There is a possibility that one or more of our members or subscribers could be physically or emotionally harmed by the behavior of or following interaction with another of our members or subscribers. We warn our members and subscribers that member profiles are provided solely by third parties, and we are not responsible for the accuracy of information they contain or the intentions of individuals that use our sites. We are also unable to and do not take any action to ensure personal safety on a meeting between members or subscribers arranged following contact initiated via our websites. If an unfortunate incident of this nature occurred in a meeting between users of our websites following contact initiated on one of our websites or a website of one of our competitors, any resulting negative publicity could materially and adversely affect us or the social networking and online personals industry in general. Any such incident involving one of our websites could damage our reputation and our brands. This, in turn, could adversely affect our revenue and could cause the value of our common stock to decline. In addition, the affected members or subscribers could initiate legal action against us, which could cause us to incur significant expense, whether we were ultimately successful or not, and damage our reputation.

Our websites may be misused by users, despite the safeguards we have in place to protect against such behavior.

Users may be able to circumvent the controls we have in place to prevent illegal or dishonest activities and behavior on our websites, and may engage in such activities and behavior despite these controls. For example, our websites could be used to exploit children and to facilitate individuals seeking payment for sexual activity and related activities in jurisdictions in which such behavior is illegal. The behavior of such users could injure our other members and may jeopardize the reputation of our websites and the integrity of our brands. Users could also post fraudulent profiles or create false profiles on behalf of other, non-consenting parties. This behavior could expose us to liability or lead to negative publicity that could injure the reputation of our websites and of social networking and online personals websites in general.

Our business is exposed to risks associated with online commerce security and credit card fraud.

Consumer concerns over the security of transactions conducted on the internet or the privacy of users may inhibit the growth of the internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers may also be vulnerable to viruses and other attacks transmitted via the internet. While we proactively check for intrusions into our infrastructure, a new and undetected virus could cause a service disruption. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. A failure to control fraudulent credit card transactions adequately would adversely affect our business.

If one or more states or countries successfully assert that we should collect sales or other taxes on the use of the internet or the online sales of goods and services, our expenses will increase, resulting in lower margins.

In the United States, federal and state tax authorities are currently exploring the appropriate tax treatment of companies engaged in e-commerce and new state tax regulations may subject us to additional state sales and income taxes, which could increase our expenses and decrease our profit margins. The application of indirect taxes (such as sales and use tax, value added tax, goods and services tax, business tax and gross receipt tax) to e-commerce businesses such as ours and to our users is a complex and evolving issue. Many of the statutes and regulations that impose these taxes were established before the growth in internet technology and e-commerce. In many cases, it is not clear how existing statutes apply to the internet or e-commerce or communications conducted over the internet.

In addition, some jurisdictions have implemented or may implement laws specifically addressing the internet or some aspect of e-commerce or communications on the internet. The application of existing or future laws could have adverse effects on our business.

Under current law, as outlined in the U.S. Supreme Court’s decision in Quill Corp. v. North Dakota, 504 U.S. 298 (1992), a seller with substantial nexus (usually defined as physical presence) in its customer’s state is required to collect state (and local) sales tax on sales arranged over the internet (or by telephone, mail order, or other means). In contrast, an out-of-state seller without substantial nexus in the customer’s state is not required to collect the sales tax. The U.S. federal government’s moratorium on states and other local authorities imposing new taxes on internet access or multiple or discriminatory taxes on internet commerce is scheduled to expire in October 31, 2014. This moratorium, however, does not prohibit the possibility that U.S. Congress will be willing to grant state or local authorities the authority to require remote (out-of-state) sellers to collect sales and use taxes on interstate sales of goods (including intellectual property) and services over the internet. Several proposals to that extent have been made at the U.S. federal, state and local levels (for example, the Streamlined Sales and the Use Tax initiative). These proposals, if adopted, would likely result in our having to charge state sales tax to some or all of our users in connection with the sale of our products and services, which would harm our business if the added cost deterred users from visiting our websites and could substantially impair the growth of our e-commerce opportunities and diminish our ability to derive financial benefit from our activities.

In addition, in 2007 we received a claim from the State of Texas for an immaterial amount relating to our failure to file franchise tax returns for the years 2000 through 2006. We believe that we are not obligated to file franchise tax returns because of the nature of our services provided and the lack of sufficient nexus to the State of Texas. If we are wrong in our assessment or if there is a clarification of the law against us it is possible that such taxes will need to be paid along with other remedies and penalties. We have received and could continue to receive similar inquiries from other states attempting to impose franchise, income or similar taxes on us.

Commencing in 2003, the member states of the European Union implemented rules requiring the collection and payment of VAT on revenues generated by non-European Union businesses for providing electronic services that end-users consumed within the European Union. These rules require VAT to be charged on products and services delivered over electronic networks, including software and computer services, as well as information and cultural, artistic, sporting, scientific, educational, entertainment and similar services. Historically, suppliers of digital products and services located outside of the European Union were not required to collect or remit VAT on digital orders made by purchasers within the European Union. With the implementation of these rules, we are required to collect and remit VAT on digital orders received from purchasers in the European Union. We recently began collecting VAT from our subscribers in the European Union, which will result in an increase in the effective cost of our subscriptions to such subscribers or a reduction in our per subscription revenues. There can be no assurance that this increased cost will not adversely affect our ability to attract new subscribers within the European Union or to retain existing subscribers within the European Union, and consequently adversely affect our results of operations.

Our liability to tax authorities in the European Union for the failure of Various and its subsidiaries to pay VAT on purchases made by subscribers in the European Union could adversely affect our financial condition and results of operations.

After our acquisition of Various, we became aware that Various and its subsidiaries had not collected VAT from subscribers in the European Union nor had Various remitted VAT to the tax jurisdictions requiring it. We have since registered with the tax authorities of the applicable jurisdictions and have begun collecting VAT from our subscribers in the European Union and remitting it as required. We have initiated discussions with most tax authorities in the European Union jurisdictions to attempt to resolve liabilities related to Various’ past failure to collect and remit VAT, and have now resolved such prior liabilities in several jurisdictions on favorable terms, but there can be no assurance that we will resolve or reach a favorable resolution in every jurisdiction. If we are unable to reach a favorable resolution with a jurisdiction, the terms of such resolution could adversely affect our financial condition or results of operations. For example, we might be required to pay substantial sums of money without the benefit of a payment deferral plan, which could adversely affect our cash position and impair operations. As of September 30, 2009, the total amount of historical uncollected VAT payments was approximately $43.8 million, including approximately $18.1 million in potential penalties and interest. For more information regarding the potential effect that our VAT liability could have on our operations see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Until we have reached a favorable resolution with a jurisdiction, the jurisdictions might take action against us and against our managers. For example, in an effort to recover VAT payments it claims it is owed, the German tax authority has attempted unsuccessfully to freeze assets in bank accounts maintained by subsidiaries of Various in Germany, and did freeze €610 ,343 of assets in a bank account in The Netherlands with the cooperation of the Dutch authorities and continues to enlist the Dutch tax authorities to assist in its collection efforts. If another jurisdiction were to freeze or seize our cash or other assets, our operations and financial condition could be impaired. In addition, in many jurisdictions the potential exists for criminal investigations or proceedings to be instituted against us and against individual members of prior or current management. For example, the German authorities initiated an investigation of an individual who served prior to our acquisition of Various as an officer of Various. The German authorities also initiated a criminal investigation of Various’s president, the current President of our internet group. This criminal investigation has been settled for approximately $2.3 million, which represents a portion of the total amount owed of the historical uncollected German VAT liability, all of which has now been paid. In connection with the settlement, we also paid a fine of €25,000, or approximately $32,500, to a charitable organization in April 2009. Were members of our management to face criminal processes individually, their attention to operational matters could be diverted and their ability to continue to serve in their capacities could be impaired. Were Various or its subsidiaries to face criminal processes, it could result in additional fines and penalties, or substantially interfere with continued operations in such jurisdictions. We are actively engaged in efforts to resolve all issues, but there can be no assurance that we will be able to do so.

On June 10, 2009, the United Kingdom taxing authority notified us that it had reversed its previous position and that we were not subject to VAT in the United Kingdom in connection with providing internet services. As a result of this decision, we adjusted our indemnity claim against the sellers of Various, or the sellers, and increased the recorded principal balance of the Subordinated Convertible Notes issued to the sellers by approximately $38 million, representing the principal reduction previously recorded as of the date of the acquisition for a post-closing working capital adjustment related to the United Kingdom VAT. Other favorable resolutions depend on the continued adherence of Various or its subsidiaries to payment plans and other actions, the failure of which could result in additional penalties and fines that could adversely affect our cash position and impair operations. Though we have received no notice of any such intent, there can be no assurance that other European Union jurisdictions will not pursue criminal or civil investigations and processes, seizure of funds or other courses of action that could adversely impact our operations.

Unforeseen liabilities arising from our acquisition of Various could materially adversely affect our financial condition and results of operations.

Our acquisition of Various and its subsidiaries in December 2007 may expose us to undisclosed and unforeseen operating risks and liabilities arising from Various’s operating history. For example, after our acquisition of Various we became aware that VAT had not been collected from subscribers in the European Union and that VAT had not been paid to tax authorities in the European Union. There can be no assurance that other unforeseen liabilities related to the acquisition of Various and its subsidiaries (including, without limitation, VAT issues in other non-European Union jurisdictions) could materialize.

Our recourse for liabilities arising from our acquisition of Various is limited.

Under the Stock Purchase Agreement pursuant to which we purchased Various and its subsidiaries, our sole recourse against the sellers for most losses suffered by us as a result of liabilities was to offset the principal amount of our Subordinated Convertible Notes by the amount of any such losses. The maximum amount of such offset available to us was $175 million. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On October 8, 2009, we settled and released all indemnity claims against the sellers (whether the claims were VAT related or not) by reducing the original principal amount of the Subordinated Convertible Notes by the full value of the then-outstanding VAT liability. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million cash held in a working capital escrow established at the closing of the Various transaction. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Subordinated Convertible Notes will be increased by the issuance of new Subordinated Convertible Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference. Accordingly, any additional undisclosed liabilities arising from our acquisition of Various may result in losses that we can no longer attempt to recover from the sellers. Any such liabilities for which we have no recourse could adversely affect our financial condition and results of operations.

In pursuing future acquisitions we may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on favorable or acceptable terms. Furthermore, we may face significant integration issues and may not realize the anticipated benefits of the acquisitions due to integration difficulties or other operating issues.

If appropriate opportunities become available, we may acquire businesses, products or technologies that we believe are strategically advantageous to our business. Transactions of this sort could involve numerous risks, including:

•	unforeseen operating difficulties and expenditures arising from the process of integrating any acquired business, product or technology, including related personnel, and maintaining uniform standards, controls, procedures and policies;

•	diversion of a significant amount of management’s attention from the ongoing development of our business;

•	dilution of existing stockholders’ ownership interests;

•	incurrence of additional debt;

•	exposure to additional operational risks and liabilities, including risks and liabilities arising from the operating history of any acquired businesses;

•	negative effects on reported results of operations from acquisition-related charges and amortization of acquired intangibles;

•	entry into markets and geographic areas where we have limited or no experience;

•	the potential inability to retain and motivate key employees of acquired businesses;

•	adverse effects on our relationships with suppliers and customers; and

•	adverse effects on the existing relationships of any acquired companies, including suppliers and customers.

In addition, we may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on favorable or acceptable terms, or at all. Failure to effectively manage our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Our efforts to capitalize upon opportunities to expand into new markets may fail and could result in a loss of capital and other valuable resources.

One of our strategies is to expand into new markets to increase our revenue base. We intend to identify new markets by targeting identifiable groups of people who share common interests and the desire to meet other individuals with similar interests, backgrounds or traits. Our planned expansion into new markets will occupy our management’s time and attention and will require us to invest significant capital resources. The results of our expansion efforts into new markets are unpredictable and there is no guarantee that our efforts will have a positive effect on our revenue base. We face many risks associated with our planned expansion into new markets, including but not limited to the following:

•	competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•	our erroneous evaluations of the potential of such markets;

•	diversion of capital and other valuable resources away from our core business;

•	foregoing opportunities that are potentially more profitable; and

•	weakening our current brands by over expansion into too many new markets.

We face the risk that additional international expansion efforts and operations will not be effective.

One of our strategies is to increase our revenue base by expanding into new international markets and expanding our presence in existing international markets. Further expansion into international markets requires management time and capital resources. We face the following risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	challenges associated with creating and increasing our brand recognition, improving our marketing efforts internationally and building strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud in some countries;

•	different legal and regulatory restrictions among jurisdictions;

•	political, social and economic instability;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

We may not have the funds, or the ability to raise the funds, necessary to repay the 2006 Notes and 2005 Notes when they become due.

The 2006 Notes and 2005 Notes mature on July 31, 2010. In connection with the waivers and amendments obtained on October 8, 2009, our note agreements were amended to require the use of initial public offering, or IPO, proceeds to fully repay the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes prior to repayment of our 2006 Notes and 2005 Notes. The remaining proceeds from this offering, if any, may not be sufficient to repay the aggregate amount of $44.5 million of 2006 Notes and 2005 Notes outstanding as of September 30, 2009 at maturity on July 31, 2010. Consequently, it will be necessary for us to restructure the 2006 Notes and 2005 Notes, to extend the term of the 2006 Notes and 2005 Notes or to find alternative sources of financing to repay such notes at maturity; however, there is no assurance that we will be able to restructure or extend such notes or find alternative sources of funding. For a discussion of the potential effects of the upcoming maturity of the 2006 Notes and 2005 Notes on our liquidity, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” If the 2006 Notes and 2005 Notes are not restructured, extended or paid by maturity, this would constitute an event of default, which would lead to the principal and accrued but unpaid interest on the outstanding notes becoming immediately due and payable and would trigger cross-default provisions in our note agreements pertaining to our First Lien Senior Secured Notes, Second Lien Subordinated Secured Notes, Subordinated Term Loan Notes and Subordinated Convertible Notes, which cross-default provisions as of September 30, 2009 would render an additional aggregate principal amount of $465.3 million of indebtedness becoming due and payable. Such an event of default could also negatively affect the trading price of our common stock and would impact on our ability to continue as a going concern.

Any remaining indebtedness after this offering could make obtaining additional capital resources difficult and could materially adversely affect our business, financial condition, results of operations and our growth strategy.

We intend to use $200.1 million of the net proceeds from the sale of the 20,000,000 shares of our common stock in this offering to repay some of our existing indebtedness. To the extent we will require additional capital resources after this offering, including to repay existing debt at maturity, there can be no assurance that such funds will be available to us on favorable terms, or at all. The unavailability of funds could have a material adverse effect on our financial condition, results of operations and ability to expand our operations. Any remaining indebtedness after this offering could materially adversely affect us in a number of ways, including the following:

•	we may be unable to obtain additional financing for repayment of debt at maturity, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	a significant portion of our cash flow from operations must be dedicated to debt service, which reduces the amount of cash we have available for other purposes;

•	we may be disadvantaged as compared to our competitors, such as in our ability to adjust to changing market conditions, as a result of the amount of debt we owe;

•	we may be restricted in our ability to make strategic acquisitions and to exploit business opportunities; and

•	additional dilution of stockholders may be required to service our debt.

Moreover, our note agreements, as amended contain covenants that limit our actions. These covenants could materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interest. The covenants limit our ability to, among other things:

•	incur or guarantee additional indebtedness;

•	repurchase capital stock;

•	make loans and investments;

•	enter into agreements restricting our subsidiaries’ abilities to pay dividends;

•	grant liens on assets;

•	sell or otherwise dispose of assets;

•	enter new lines of business;

•	merge or consolidate with other entities; and

•	engage in transactions with affiliates.

If we do not maintain certain financial ratios, satisfy certain financial tests and remain in compliance with our note agreements, we may be restricted in the way we run our business.

Our note agreements contain certain financial covenants and restrictions requiring us to maintain specified financial ratios and satisfy certain financial tests. In connection with the waivers and amendments obtained on October 8, 2009, certain financial covenants and ratios in our note agreements were amended and supplemented. As a result of these new and existing covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing, compete effectively or take advantage of new business opportunities.

Our failure to comply with the covenants and restrictions contained in our note agreements could lead to a default under these instruments. If such a default occurs and we are unable to cure such default or obtain a waiver, the holders of the debt in default could accelerate the maturity of the related debt, which in turn could trigger the cross-default and cross-acceleration provisions of our other financing agreements. If any of these events occur, we cannot assure you that we will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that we will be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to us or on any terms.

We have defaulted on certain terms of our indebtedness in the past and we cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, we cannot assure you that we will be able to cure such default, obtain waivers from the holders of the debt and/or amend the covenants as we have in the past. For more information regarding the potential risks associated with our breach of covenants on certain of our indebtedness see the risk factor entitled “ — We have breached certain non-monetary covenants contained in agreements governing our 2006 Notes, 2005 Notes and Subordinated Term Loan Notes, and our

subsidiary, INI, has breached certain non-monetary covenants contained in its agreements governing the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, which events of default have been cured by obtaining waivers or amendments to note agreements. We cannot assure you that if additional defaults occur in the future we will be able to cure such defaults or events of default, obtain waivers and consents, amend the covenants, and/or remain in compliance with these covenants.”

Our business will suffer if we lose and are unable to replace key personnel or if the other obligations of our key personnel create conflicts of interest or otherwise distract these individuals.

We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our executive officers and other key employees, including employees familiar with the operations acquired from Various. In particular, Marc Bell and Daniel Staton are critical to our overall management and our strategic direction. Upon the closing of this offering, we intend to enter into an employment agreement with each of Messrs. Bell and Staton which sets a term of employment and provides for certain bonuses and grants of our stock in order to incentivize performance. However, the executives are free to voluntarily terminate their employment upon 180 days prior written notice. Therefore, the agreements do not ensure continued service with us. We have not obtained key-man life insurance and there is no guarantee that we will be able to obtain such insurance in the future. While we have entered into a management agreement with our Chief Executive Officer and our Chairman of the Board, the primary purpose of this agreement is to provide compensation for services; it does not ensure continued service with us. Furthermore, most of our key employees are at-will employees. If we lose members of our senior management without retaining replacements, our business, financial condition and results of operations could be materially adversely affected.

Additionally, Mr. Staton serves as Chairman and Mr. Bell serves as a director of ARMOUR Residential REIT, Inc., or ARMOUR, which consummated a merger with Enterprise Acquisition Corp., a special purpose acquisition company, or EAC, on November 6, 2009. EAC was a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses, not limited to any particular industry. Staton Bell Blank Check LLC, an entity affiliated with Messrs. Bell and Staton, is contractually obligated to provide services to ARMOUR Residential Management LLC, or ARRM, which entity will manage and advise ARMOUR, pursuant to a sub-management agreement. Staton Bell Blank Check LLC will be receiving a percentage of the net management fees earned by ARRM. We expect that Messrs. Bell and Staton, will devote approximately ten percent of their combined time to ARMOUR. Messrs. Bell, and Staton’s service as a director or an affiliate of the sub-manager of ARMOUR could cause them to be distracted from the management of our business and could also create conflicts of interest if they are faced with decisions that could have materially different implications for us and for ARMOUR, such as in the area of potential acquisitions. If such a conflict arises, we believe our directors and officers intend to take all actions necessary to comply with their fiduciary duties to our stockholders, including, where appropriate, abstaining from voting on matters that present a conflict of interest. However, these conflicts of interest, or the perception among investors that conflicts of interest could arise, could harm our business and cause our stock price to fall.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our growth strategy and performance is largely dependent on the talents and efforts of highly skilled individuals. Our success greatly depends on our ability to attract, hire, train, retain and motivate qualified personnel, particularly in sales, marketing, service and support. There can be no assurance that we will be able to successfully recruit and integrate new employees. We face significant competition for individuals with the skills required to perform the services we offer and currently we do not have non-compete agreements with any of our executive officers or key personnel other than Robert Brackett, President of our internet group. The loss of the services of our executive officers or other key personnel, particularly if lost to competitors, could materially and adversely affect our business. If we are unable to attract, integrate and retain qualified personnel or if we experience high personnel turnover, we could be prevented from effectively managing and expanding our business.

Moreover, companies in technology industries whose employees accept positions with competitors have in the past claimed that their competitors have engaged in unfair competition or hiring practices. If we received such claims in the future as we seek to hire qualified personnel, it could lead to material litigation. We could incur substantial costs in defending against such claims, regardless of their merit. Competition in our industry for qualified employees is intense, and certain of our competitors may directly target our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Workplace and other restrictions on access to the internet may limit user traffic on our websites.

Many offices, businesses, libraries and educational institutions restrict employee and student access to the internet or to certain types of websites, including social networking and personals websites. Since our revenue is dependent on user traffic to our websites, an increase in these types of restrictions, or other similar policies, could harm our business, financial condition and operating results. In addition, access to our websites outside the United States may be restricted by governmental authorities or internet service providers. If these restrictions become more prevalent, our growth could be hindered.

Adverse currency fluctuations could decrease revenue and increase expenses.

We conduct business globally in many foreign currencies, but report our financial results in U.S. dollars. We are therefore exposed to adverse movements in foreign currency exchange rates because depreciation of non-U.S. currencies against the U.S. dollar reduces the U.S. dollar value of the non-U.S. dollar denominated revenue that we recognize and appreciation of non-U.S. currencies against the U.S. dollar increases the U.S. dollar value of expenses that we incur that are denominated in those foreign currencies. Such fluctuations could decrease revenue and increase our expenses. We have not entered into foreign currency hedging contracts to reduce the effect of adverse changes in the value of foreign currencies but may do so in the future.

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

We derive nearly all of our net revenue from online subscription fees for our services, which is an early stage business model for us that has undergone, and continues to experience, rapid and dramatic changes. As a result, we have very little operating history for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. Our performance will depend on the continued acceptance and evolution of online personal services and other factors addressed herein. We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future. Our efforts to capitalize upon opportunities to expand into new markets may fail and could result in a loss of capital and other valuable resources.

We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our financial condition.

We are party to various litigation claims and legal proceedings including, but not limited to, actions relating to intellectual property, in particular patent claims against us, breach of contract and fraud claims, some of which are described in this prospectus in the section entitled “Business — Legal Proceedings” and the notes to our audited consolidated financial statements, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. The defense of these actions may be both time consuming and expensive.

We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. As a result, actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability and could cause the market value of our common stock to decline.

Industry reports may not accurately reflect the current economic climate.

Because industry reports and publications contain data that has been compiled for prior measurement periods, such reports and publications may not accurately reflect the current economic climate affecting the industry. The necessary lag time between the end of a measured period and the release of an industry report or publication may result in reporting results that, while not inaccurate with respect to the period reported, are out of date with the current state of the industry.

We may be subject to certain anti-dilution claims from existing holders of Series A Convertible Preferred Stock.

In December 2007, we issued additional warrants to 15 holders of Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. We refer to this issuance of additional warrants as the equity true-up. Parties who held Series A Convertible Preferred Stock and then purchased Series B Convertible Preferred Stock did not receive the equity true-up and the securities purchase agreement pursuant to which we issued the Series B Convertible Preferred Stock, or the Series B Preferred Purchase Agreement, contained a waiver of any rights that an investor may have that conflict with or provide a challenge for the equity true-up or provide for an anti-dilution adjustment. In August 2009, we received an informal demand from Absolute Income Fund Limited, or AIF, the successor to Absolute Return Europe Fund, or ARE, and a holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, claiming a right to an equity true-up exercisable at a price of $0.0002 per share for approximately 800,000 shares of common stock in satisfaction of the conversion price adjustment with respect to its Series A Convertible Preferred Stock. AIF claims that the waiver contained in its Series B Preferred Purchase Agreement is not valid because the signatory to the Series B Preferred Purchase Agreement was no longer employed by AIF at the time the signature pages were delivered to us for the closing of the transaction. If a claim by AIF is made and it is successful, we may be obligated to issue a warrant for approximately 800,000 shares of our common stock exercisable at a price of $0.0002 per share. Although we believe the claim is without merit, we cannot guarantee the outcome of such claim if it were to be brought against us.

Risks Related to this Offering

You may find it difficult to sell our common stock.

There has been no public market for any of our securities, including the common stock being sold in this offering, prior to this offering. We cannot assure you that an active trading market will develop or be sustained following this offering. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. Regardless of whether an active and liquid public market exists, fluctuations in our actual or anticipated operating results may cause the market price of our common stock to fall, making it more difficult for you to sell our stock at a favorable price or at all.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.

Prior investors have paid less per share for our common stock than the price in this offering. Immediately after this offering there will be a per share net tangible book value deficiency of our common stock. Therefore, based on an assumed offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $(21.48) per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, or if our Series A Convertible Preferred Stock, or our Subordinated Convertible Notes are converted into shares of common stock, the amount of your dilution may be affected. Any future equity issuances and the future exercise of employee stock options granted pursuant to our 2008 Stock Option Plan and 2009 Restricted Stock Plan will also affect the amount of dilution to holders of our common stock.

Our executive officers, directors and principal stockholders will continue to own a substantial percentage of our common stock after this offering, which will likely allow them to control matters requiring stockholder approval. They could make business decisions for us with which you disagree and that cause our stock price to decline.

Upon the closing of this offering, our executive officers, directors and principal stockholders will beneficially own approximately 48.84% of our common stock, including options, warrants, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Subordinated Convertible Notes that are exercisable for, or convertible into, shares of our common stock within 60 days of the date of this prospectus. As a result, if they act in concert, they could control matters requiring approval by our stockholders, including the election of directors, and could have the ability to prevent or approve a corporate transaction, even if other stockholders, including those who purchase shares in this offering, oppose such action. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.

There are a large number of shares of common stock underlying our warrants, Convertible Preferred Stock, Series B common stock and the Subordinated Convertible Notes, which may be available for future sale and may cause the prevailing market price of our common stock to decrease and impair our capital raising abilities.

Immediately following this offering, we will have 40,806,330 shares of common stock outstanding, based on the assumptions we have made with respect to our outstanding securities. For more information see the section entitled “Prospectus Summary — The Offering.” We will also have an additional 71,693,670 shares of our common stock, and shares of preferred stock, authorized and available for issuance, which we may, in general, issue without any action or approval by our stockholders, including in connection with acquisitions or otherwise except as required by relevant stock exchange requirements.

The 20,000,000 shares sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, as amended. Holders of at least 18,827,547 of the other shares outstanding or convertible into our common stock have or will agree with the underwriters, subject to certain exceptions and extensions, not to dispose of any of their securities for a period of 180 days following the date of this prospectus, except with the prior written consent of the underwriters. For more information regarding this lock-up, see the section entitled “Underwriting — No Sales of Similar Securities.” After the expiration of this 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by our affiliates, compliance with the volume restrictions of Rule 144. The holders of 7,101,271 shares issued or issuable upon exercise of our warrants, as well as the holders of our Series A Convertible Preferred Stock convertible into 2,000,460 shares and holders of the Subordinated Convertible Notes convertible into 9,542,040 shares (based on the midpoint of the range on the front cover of this prospectus), are also entitled to certain piggy back registration rights with respect to the public resale of their shares. In addition, following this offering, we intend to file a registration statement covering the shares issuable under our 2008 Stock Option Plan.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and even the perception that these sales could occur may depress the market price. The sale of shares issued upon the exercise or conversion of our derivative securities could also further dilute your investment in our common stock. Further, the sale of any of the foregoing shares could impair our ability to raise capital through the sale of additional equity securities.

Public interest group actions targeted at our stockholders may cause the prevailing market price of our common stock to decrease and impair our capital raising abilities.

Public interest groups may target our stockholders, particularly institutional stockholders, seeking to cause those stockholders to divest their holdings of our securities because of the adult-oriented nature of parts of our business. The sale by any institutional investor of its holdings of our common stock, and the reluctance of other institutional investors to invest in our securities, because of such public interest group actions, or the threat of such actions, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

We will incur increased costs as a result of being a public company.

As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. The Sarbanes-Oxley Act of 2002 and related rules and regulations of the SEC and the New York Stock Exchange regulate the corporate governance practices of public companies. We expect that compliance with these requirements will increase our expenses and make some activities more time consuming than they have been in the past when we were a private company. Such additional costs going forward could negatively impact our financial results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (d) a statement that our independent registered public accounting firm has issued an attestation report on internal control over financial reporting.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations, further develop our brands and finance the acquisition of additional brands. In addition, our ability to pay dividends is prohibited by the terms of our currently outstanding notes and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Fluctuations in our quarterly operating results may cause the market price of our common stock to fluctuate.

Our operating results have in the past fluctuated from quarter to quarter and we expect this trend to continue in the future. As a result, the market price of our common stock could be volatile. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were to be sued in a securities class action, it could result in substantial costs and a diversion of management’s attention and resources which could adversely affect our results of operations.

Anti-takeover provisions in our articles of incorporation and bylaws or provisions of Nevada law could prevent or delay a change in control, even if a change of control would benefit our stockholders.

Provisions of our articles of incorporation and bylaws, as well as provisions of Nevada law, could discourage, delay or prevent a merger, acquisition or other change in control, even if a change in control would benefit our stockholders. These provisions:

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	authorize our board of directors to issue “blank check” preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

•	require the written request of at least 75% of the voting power of our capital stock in order to compel management to call a special meeting of the stockholders; and

•	prohibit stockholder action by written consent and require that all stockholder actions be taken at a meeting of our stockholders, unless otherwise specifically required by our articles of incorporation or the Nevada Revised Statutes.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.” These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares. For more information regarding the specific provisions of Nevada corporate law to which we are subject see the section entitled “Description of Capital Stock — Nevada Anti-Takeover Laws and Certain Articles and Bylaws Provisions.”

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting, no earlier than three years after the date that the person first became an interested stockholder. These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We have made such an election in our articles of incorporation, which will be effective prior to the consummation of this offering.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions also identify statements that constitute forward-looking statements. These forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and the trends that may affect our industry. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives and financial needs.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, customer and industry change and depend on the economic or technological circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution the investors that the forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry or results in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any or all of our forward-looking statements in this prospectus may turn out to be incorrect. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many of these factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in the section entitled “Risk Factors” could also adversely affect us.

The following list represents some, but not necessarily all, of the factors that may cause our actual results to differ from those anticipated or predicted:

•	competition from other social networking, internet personals and adult-oriented websites;

•	our reliance on our affiliates to drive traffic to our websites;

•	our ability to generate significant revenue from internet advertising;

•	our ability to maintain our well-recognized brands;

•	unfavorable economic and market conditions;

•	our registrants opting out of receiving communications from us;

•	our reliance on credit cards as a form of payment;

•	our ability to keep up with new technologies and remain competitive;

•	we may be held secondarily liable for the actions of our affiliates;

•	our history of breaching certain covenants in our note agreements and the risk of future breaches;

•	our history of operating losses and the risk of incurring additional losses in the future;

•	our reliance on subscribers to our websites for most of our revenue and member-generated content;

•	security breaches may cause harm to our subscribers or our systems;

•	we may be subject to liability arising from our media content;

•	our ability to safeguard the privacy of the users of our websites;

•	our ability to enforce and protect our intellectual property rights;

•	we may be subject to claims that we have violated the intellectual property rights of others;

•	the loss of our main data center or other parts of our infrastructure;

•	systems failures and interruptions in our ability to provide access to our websites and content;

•	companies providing products and services on which we rely may refuse to do business with us;

•	changes in government laws affecting our business;

•	we may be liable if one of our members or subscribers harms another;

•	risks associated with additional taxes being imposed by any states or countries;

•	we may have unforeseen liabilities from our acquisition of Various;

•	we may not be successful in integrating any future acquisitions we make;

•	our ability to repay, restructure or extend our 2006 Notes and 2005 Notes;

•	any debt outstanding after the consummation of this offering could restrict the way we do business;

•	our reliance on key personnel;

•	restrictions to access on the internet affecting traffic to our websites;

•	risks associated with currency fluctuations;

•	risks associated with our litigation and legal proceedings; and

•	our ability to obtain appropriate financing.

MARKET AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data that we obtained from industry publications and surveys and internal company sources.

The market data and other statistical information used throughout this prospectus are based on third parties’ reports and independent industry publications. The reports and industry publications used by us to determine market share and industry data contained in this prospectus have been obtained from sources believed to be reliable. We have compiled and extracted the market share data and industry data, but have not independently verified the data provided by third parties or industry or general publications. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on a variety of factors, including those discussed under the section entitled “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 20,000,000 shares of our common stock in this offering will be $200.1 million, or $230.8 million if the underwriters exercise their option to purchase additional shares in full. “Net proceeds” is what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. For purposes of estimating net proceeds, we are assuming that the public offering price will be the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, which is $11.00 per share. Each $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $18.6 million, assuming the number of shares that we offer, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and other estimated expenses.

Assuming the underwriters do not exercise their over-allotment option, we have assumed gross offering proceeds of $220 million, less underwriting fees and commissions of approximately 7% of the gross proceeds, or $15.4 million, and other offering expenses of $4.5 million, resulting in $200.1 million of net proceeds. We intend to use such net proceeds in accordance with our amended note agreements to pay approximately $ 1.9 million in waiver fees to holders of our First Lien Senior Secured Notes, approximately $ 0.8 million in waiver fees to holders of our Second Lien Subordinated Secured Notes and to repay $85.8 million in principal amount of our First Lien Senior Secured Notes at a redemption price of 115% and $94.0 million in principal amount at a redemption price of 105%. In addition, cash on hand will be used to repay the remaining $9.2 million of First Lien Senior Secured Notes at a redemption price of 102%, resulting in an approximate aggregate redemption price of $206.8 million. This assumes that holders of the First Lien Senior Secured Notes do not opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds. If any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%. Pursuant to the purchase agreement with the holders of the First Lien Senior Secured Notes, $91.1 million will be payable to our affiliates, including $8.3 million to affiliates of Mr. Bell, our Chief Executive Officer, President and a director, and Mr. Staton, our Chairman of the Board and Treasurer.

As of September 30, 2009, we had $199.7 million of First Lien Senior Secured Notes outstanding, of which $10.7 million was repaid in November 2009 pursuant to a required quarterly amortization payment. The First Lien Senior Secured Notes have a stated maturity date of June 30, 2011. Interest on the First Lien Senior Secured Notes accrues at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the London Inter-Bank Offered Rate, or LIBOR, for the applicable interest period. As of September 30, 2009, there was no accrued and unpaid interest on the First Lien Senior Secured Notes.

In the event that there are any remaining net proceeds from this offering after payment of the waiver fees and the First Lien Senior Secured Notes, as described above, the remaining net proceeds will be used, in accordance with our amended note agreements, to first prepay the Second Lien Subordinated Secured Notes at a redemption price of 100% and second prepay the 2006 Notes and the 2005 Notes at a redemption price of 100%. As of September 30, 2009, we had $80.0 million of Second Lien Subordinated Secured Notes outstanding. The Second Lien Subordinated Secured Notes have a stated maturity date of December 6, 2011 and accrue interest at a rate of 15% per annum. As of September 30, 2009, we had approximately $6.1 million of our 2006 Notes outstanding and approximately $38.4 million of our 2005 Notes outstanding. The 2006 Notes and 2005 Notes have a stated maturity date of July 31, 2010 and accrue interest at a rate of 15% per annum. For more information regarding the use of proceeds required by our note agreements, see the section entitled “Description of Indebtedness.”

The underwriters’ over-allotment option, if exercised in full, provides for the issuance of up to additional shares of our common stock, for additional net proceeds of $30.7 million. Any proceeds obtained upon exercise of the over-allotment option will be used to repay debt, as described above.

The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

DIVIDEND POLICY

We have never paid or declared dividends on our common stock. Furthermore, we are limited by the restrictions in our note agreements, as amended, on declaring dividends, and INI and Various are restricted in their ability to distribute income up to us. In addition we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, as we currently plan to retain any earnings to maintain and expand our existing operations. Payments of any cash dividends in the future, however, is within the discretion of our board of directors and will depend on our financial condition, results of operations and capital and legal requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

Please read the following capitalization table together with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our cash, excluding restricted cash, and our consolidated capitalization as of September 30, 2009:

•	on an actual, historical basis;

•	on a pro forma basis reflecting (i) the issuance of 8,444,854 shares of common stock upon the conversion of all of the outstanding shares of our Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering), (ii) the issuance of 1,839,834 shares of common stock upon the exchange of all of the outstanding shares of our Series B common stock (the holders of which have notified us in writing that they intend to exercise their option to exchange), and (iii) the issuance of 5,192,002 shares of common stock underlying 5,192,002 outstanding warrants with an exercise price of $0.0002 per share, which if not exercised will expire upon the closing of this offering; and

•	on a pro forma as adjusted basis reflecting (i) all of the foregoing pro forma adjustments, (ii) the sale of 20,000,000 shares of our common stock in this offering at the assumed initial offering price of $11.00 per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions of $15.4 million and related estimated offering expenses of $9.5 million (including $5.0 million incurred and paid at September 30, 2009) and giving effect to the receipt of the estimated proceeds of $220.0 million, (iii) the $10.7 million quarterly amortization payment on the First Lien Senior Secured Notes made in November 2009, ( iv) the repayment of certain indebtedness under our existing notes as further described in the section entitled “Use of Proceeds” and the resultant $38,044 loss on extinguishment of debt, net of related deferred tax effect, and (v) the reclassification of Series A Convertible Preferred Stock as described in note (2) below.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma as Adjusted (1)
	(unaudited)
	(dollars in thousands except share data)
Cash	$25,306	$25,307	$5,241
Indebtedness:
Debt issued by INI in connection with the acquisition of Various
First Lien Senior Secured Notes, net of unamortized discount of $14,916 actual, $14,916 pro forma, and none pro forma as adjusted	$184,801	$184,801	$—
Second Lien Subordinated Secured Notes, net of unamortized discount of $3,770	76,230	76,230	76,230
Subordinated Convertible Notes, net of unamortized discount of $22,328	126,837	126,837	126,837
Other, net of unamortized discount of $426	3,574	3,574	3,574
2006 Notes and 2005 Notes, net of unamortized discount of $1,157	43,373	43,373	43,373
Subordinated Term Loan Notes	36,432	36,432	36,432
Total Indebtedness	471,247	471,247	286,446

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma as Adjusted (1)
	(unaudited) (dollars in thousands except share data)
Redeemable preferred stock:
Series A Convertible Preferred Stock, $0.001 par value; 2,500,000 shares authorized; shares issued and outstanding (at liquidation preference): 1,766,701 actual and pro forma and none pro forma as adjusted	21,000	21,000	—
Series B Convertible Preferred Stock, $0.001 par value; 10,000,000 shares authorized; shares issued and outstanding (at liquidation preference): 8,444,854 actual, none pro forma and none pro forma as adjusted	5,000	—	—
Stockholders’ (deficiency) equity:
Preferred stock, $0.001 par value; 22,500,000 shares authorized; shares issued and outstanding: 10,211,555 actual (shown above), 1,766,701 pro forma (shown above) and 1,766,701 pro forma as adjusted (liquidation preference $21 million)	—	—	2
Common stock, $0.001 par value; 125,000,000 shares authorized
Common stock; 112,500,000 shares authorized; shares issued and outstanding: 5,329,640 actual, 20,806,330 pro forma and 40,806,330 pro forma as adjusted	5	21	41
Series B non-voting common stock; 12,500,000 shares authorized; shares issued and outstanding: 1,839,834 actual, none pro forma and none pro forma as adjusted	2	—	—
Capital in excess of par	55,819	60,806	276,884
Accumulated deficit	(173,631)	(173,631)	(211,675)
Total stockholders’ (deficiency) equity	(117,805)	(112,804)	65,252
Total capitalization	$379,442	$379,443	$351,698

(1)	Pro forma as adjusted assumes the amendment and restatement of the certificates of designation of the Series A Convertible Preferred Stock to eliminate the liquidation preference in the event of a change in control or qualified IPO and thereby the resultant reclassification of such preferred stock to stockholders’ equity.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of the common stock after this offering. Our net tangible book value deficiency as of September 30, 2009 after giving effect to: (i) the issuance of 8,444,854 shares of common stock upon the conversion of all of the outstanding shares of the Series B Convertible Preferred Stock (the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering), (ii) the issuance of 1,839,834 shares of common stock upon the exchange of all of the outstanding shares of our Series B common stock (the holders of which have notified us in writing that they intend to exercise their option to exchange), and (iii) the issuance of 5,192,002 shares of common stock underlying 5,192,002 outstanding warrants with an exercise price of $0.0002 per share, which if not exercised will expire upon the closing of this offering, would have been $(586.4) million, or $(28.18) per share of common stock based on 20,806,330 shares outstanding before this offering. Net tangible book value deficiency per share represents the amount that the total liabilities and the liquidation preference ($21.0 million) of the Series A Convertible Preferred Stock exceeds total tangible assets, divided by the number of shares of common stock that are outstanding.

After giving effect to the sale by us of 20,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share, the midpoint of the range on the front cover of this prospectus and after deducting the estimated underwriting discounts and commissions and offering expenses and prepaying our First Lien Senior Secured Notes, as further described in the section entitled “Use of Proceeds”, the adjusted net tangible book value deficiency as of September 30, 2009 would have been $(427.5) million, or $(10.48) per share. This represents an immediate decrease in net tangible book value deficiency of $17.70 per share to existing stockholders and an immediate and substantial dilution in net tangible book value deficiency of $(21.48) per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Net tangible book value deficiency per share as of September 30, 2009	$(28.18)
Decrease in net tangible book value deficiency attributable to new investors	$17.70
Adjusted net tangible book value deficiency per share after this offering		$(10.48)
Dilution per share to new investors		$(21.48)

A $1.00 increase in the assumed initial public offering price of $11.00 would decrease our net tangible book value deficiency by $18.6 million, decrease the net tangible book value deficiency per share after this offering by approximately $0.45, and increase the dilution per share to new investors by approximately $0.55. A $1.00 decrease in the assumed initial public offering price of $11.00 would increase our net tangible book value deficiency by $18.6 million, increase the net tangible book value deficiency per share after this offering by approximately $0.45 and decrease the dilution per share to new investors by approximately $0.55. These calculations assume the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same and after deducting estimated underwriter discounts. The decrease/increase excludes the effect of any change in the amount of loss on extinguishment of debt.

The following table summarizes on an as adjusted basis as of September 30, 2009 the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors in this offering at an assumed initial public offering price of $11.00 per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration
	Amount	Percent	Amount	Percent	Average price per share
	(in thousands, except per share data)
Existing stockholders	20,806	51.0%	$22,842	9.0%	$1.10
Investors in this offering	20,000	49.0%	220,000	91.0%	$11.00
Total	40,806	100.0%	$242,842	100.0%

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma consolidated statement of operations gives effect to the acquisition of Various as if it had been completed on January 1, 2007. Our consolidated financial statements for the year ended December 31, 2007 include the results of operations of Various from its acquisition date on December 7, 2007 to December 31, 2007. The 2007 financial statements of Various include its results of operations for the period from January 1, 2007 to December 6, 2007.

The pro forma consolidated financial data has been prepared by our management based upon the financial statements of Various included elsewhere within this prospectus and reflects certain estimates and assumptions described in the accompanying notes to the pro forma statement. This unaudited pro forma consolidated statement of operations should be read in conjunction with our audited financial statements and the audited financial statements of Various which are included elsewhere in this prospectus.

The pro forma statement of operations is not necessarily indicative of operating results which would have been achieved had the foregoing transaction actually been completed at the beginning of 2007 and should not be construed as representative of future operating results.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2007

	FriendFinder Networks Inc.	Various, Inc.	Pro Forma Adjustments		Pro Forma Consolidated
	(Restated)(1)
	(in thousands, except for per share data)
Net revenue	$48,073	$289,480	$(13,106	) (2)	$332,907
			8,460	(3)
Cost of revenue	23,330	75,603	(526	) (4)	98,407
Gross profit	24,743	213,877	(4,120)		234,500
Operating expenses
Product development	1,002	10,327			11,329
Sales and marketing	7,595	63,888			71,483
General and administrative	24,466	57,787	683	(5)	75,836
			(7,100	) (6)
Amortization of acquired intangibles and software	2,262	—	33,559	(7)	35,821
Depreciation and other amortization	2,829	3,634	526	(4)	6,989
VAT expense	—	13,106	(13,106	) (2)	—
Impairment of other intangible assets and goodwill	6,056				6,056
Total operating expenses	44,210	148,742	14,562		207,514
Operating (loss) income	(19,467)	65,135	(18,682)		26,986
Interest expense, net of interest income	(15,953)	860	(62,663	) (8)	(77,756)
Other (expense) income, net	(927)	(16,854)			(17,781)
(Loss) income before income taxes	(36,347)	49,141	(81,345)		(68,551)
(Benefit) provision for income taxes	(6,430)	577	(9,092	) (9)	(14,945)
Net (loss) income	(29,917)	48,564	(72,253)		(53,606	) (10)(11)
Non-cash dividends on convertible preferred stock	(4,396)	—	—		(4,396)
Net loss attributable to common stock	$(34,313)	$48,564	$72,233		$58,002
Net (loss) income per common share — basic and diluted	$(5.19)				$(4.98)
Weighted average common shares outstanding — basic and diluted (12)	6,610				11,639

Notes to the Unaudited Pro Forma Consolidated Statement of Operations

(1)	Please refer to Note B(28), “Restatement” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus.

(2)	Reclassification of VAT expense recorded by Various as operating expenses in its 2007 financial statements to revenue to conform with our classification.

(3)	Includes net revenue that Various would have recognized for the period from December 7, 2007 through December 31, 2007 absent the acquisition by eliminating the non-recurring adjustment to reduce deferred revenue of Various to fair value at the date of the acquisition. Management believes that it is appropriate to add back the deferred revenue adjustment because the average renewal rate of the subscriptions that were the basis for the deferred revenue was approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. Therefore, management believes that historical results of Various are reflective, including those revenues that were added back to the pro forma net revenue, of our future results.

(4)	Reclassification of amortization of capitalized software recorded by Various as cost of revenue in its 2007 financial statements to depreciation and amortization to conform with our classification.

(5)	To adjust expense due to new employment agreements for: increase in Chief Operating Officer salary, $200,000; new Chief Financial Officer, $333,000; and on-going board of directors’ fees of $150,000.

(6)	To eliminate non-recurring bonuses paid to employees of Various in connection with the acquisition of Various by us.

(7)	To reflect amortization expense due to the purchase accounting adjustments to fair value Various’ intangible assets and capitalized software. The fair value assigned to Various’ intangible assets and capitalized software was $182.5 million. The calculation of increased amortization resulting from adjusting identifiable assets to fair value is as follows:

Asset	Life	Value	Annual Amortization
		(in thousands)
Contracts	3-5	$76,100	$15,615
Customers	2-4	23,500	11,424
Domain names	Indefinite	55,000	—
Non-compete agreements	3	10,600	3,541
Software	3	17,300	5,767
Total		$182,500	$36,347
Amortization of capitalized software by Various for the period January 1, 2007 through December 6, 2007			(526)
Amortization recorded in the period from December 7, 2007 through December 31, 2007			(2,262)
Pro forma adjustment			$33,559

(8)	To record interest expense and discount amortization in connection with the debt issued to finance the Various acquisition, as follows:

	First Lien Senior Secured Notes		Second Lien Subordinated Secured Notes	Subordinated Convertible Notes	Other Note	Total
	(in thousands, except for percentage data)
Principal	$257,338		$80,000	$105,720	$5,000	$448,058
Stated interest rate	13	%(a)	15%	6%	—%
Annual interest, exclusive of discount amortization	33,763		12,000	6,343	—	52,106
Amortization of discount	8,141		1,472	4,644	540	14,797
Amortization of deferred financing fees						561
Total annual interest including amortization of deferred financing fees						67,464
Less amounts recorded from the period December 7, 2007 to December 31, 2007:
Interest expense	2,438		867	440	—	3,745
Amortization of discount	541		136	304	37	1,018
Amortization of deferred financing fees						38
Total						4,801
Additional amount to be recognized						$62,663

(a)	Based on the LIBOR in effect at December 6, 2007.

(9)	To adjust the benefit for income taxes based on pro forma income before income taxes for the year ended December 31, 2007. Prior to its acquisition by us, Various and certain of its subsidiaries and affiliates operated as S corporations for federal and state income tax purposes and were thus subject only to California state income tax at a 1.54% rate.

(10)	Differs from the $79,559 net loss reflected in “Note C(1) — Acquisition of Various” in our consolidated financial statements and related notes as such statement includes $7.1 million of bonuses paid to Various employees relating to the Various acquisition, excludes $0.6 million of additional compensation related to new employment agreements, and includes a $25.8 million reduction in net revenue to reflect the reduction in deferred revenue due to purchase accounting, based on the deferred revenue balance at January 1, 2007, net of the tax effects on the aforementioned items.

(11)	The financial and operating data below set out supplementary information that we believe is useful for investors in evaluating our underlying operations. The following table reconciles our pro forma net income (loss) to EBITDA and adjusted EBITDA. Adjusted EBITDA is equal to EBITDA plus adjustments relating to deferred revenue purchase accounting adjustment, impairment of goodwill, impairment of other intangible assets and charges related to VAT not charged to customers. EBITDA is a key measurement metric used to measure the operating performance of our internet and entertainment segments. EBITDA is also a metric used for determining performance-based compensation of our executive officers. We believe that the use of non-GAAP financial measures, including EBITDA and adjusted EBITDA, as some of many financial measures to be utilized by an investor determining whether to invest in us, are helpful since they allow the investor to measure our operating performance year over year without taking into account the wide disparity in the amounts of the interest, depreciation and amortization and tax expense items set forth in the financial statements. However, these non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate EBITDA differently, particularly as it relates to non-recurring, unusual items. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as measures of liquidity, or as alternatives to net income or as indications of operating performance or any other measure of performance derived in accordance with GAAP.

Year Ended December 31, 2007 (in thousands)
Pro forma consolidated net loss	$(53,606)
Add: Interest expense, net	77,756
Less: Income tax benefit	(14,945)
Add: Amortization of acquired intangibles and software	35,821
Add: Depreciation and other amortization	6,989
Pro forma EBITDA	52,015
Add: Deferred revenue purchase accounting adjustment	—
Add: Impairment of goodwill	925
Add: Impairment of other intangible assets	5,131
Add: Charges related to VAT not charged to customers	17,900
Pro forma adjusted EBITDA	$75,971

(12)	The pro forma basic and diluted net loss per share is based on the weighted average number of shares of our common stock outstanding including shares underlying common stock purchase warrants (including warrants issued in connection with the financing of the Various acquisition), which are exercisable at the nominal price of $0.0002 per share, as follows:

	As reported	Pro forma
	(in thousands)
Common stock	3,561	3,561
Series B common stock	1,840	1,840
Warrants exercisable at $0.0002 per share	1,209	6,238
	6,610	11,639

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data of us and our predecessor as of the dates and for the periods indicated. The statement of operations data for the years ended December 31, 2008, 2007 and 2006 as well as the balance sheet data as of December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements also included as part of this prospectus. The statement of operations data for the year ended December 31, 2005 and the balance sheet data as of December 31, 2005 is derived from our audited consolidated financial statements which are not contained in this prospectus. The audited consolidated financial statements are prepared in accordance with GAAP and have been audited by Eisner LLP, an independent registered public accounting firm.

The selected consolidated statements of operations data for the year ended December 31, 2004 reflects our audited results from inception on October 5, 2004 (from Chapter 11 reorganization) to December 31, 2004 and were derived from audited financial statements not included in this prospectus. The consolidated statements of operations data for the nine month period from January 1, 2004 to September 30, 2004 is prior to our inception and represents the unaudited results of our predecessor company (General Media, Inc. and Subsidiaries), which are derived from consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of December 31, 2004 is derived from our audited consolidated financial statements not included in this prospectus.

The selected consolidated statements of operations data for the nine months ended September 30, 2009 and 2008 and the balance sheet data as of September 30, 2009 are derived from our unaudited condensed consolidated financial statements also included as part of this prospectus. We prepared the unaudited financial statements on the same basis as the audited financial statements, and they include all adjustments, consisting of normal and recurring items, that in the opinion of management are necessary for a fair presentation of the financial position and results of operations for the unaudited periods.

These historic results are not necessarily indicative of results for any future period and the year to date results are not necessarily indicative of our full year performance. You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	FriendFinder Networks Inc. (formerly known as Penthouse Media Group Inc.) Consolidated Data(1)							General Media, Inc. (Predecessor Company)
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008(2)	2007(2)	2006	2005	From Inception (October 5, 2004) to December 31, 2004	January 1, 2004 to September 30, 2004
	(unaudited)			(Restated)(3)				(unaudited)
			(in thousands, except per share data)
Statements of Operations and Per Share Data:
Net revenue	$244,440	$243,887	$331,017	$48,073	$29,965	$31,040	$8,992	$27,278
Cost of revenue	68,733	73,285	96,514	23,330	15,927	14,336	3,904	11,662
Gross profit	175,707	170,602	234,503	24,743	14,038	16,704	5,088	15,616
Operating expenses
Product development	10,301	10,120	14,553	1,002	—	—	—	—
Selling and marketing	30,830	46,045	59,281	7,595	1,430	1,552	117	383
General and administrative	58,311	66,344	88,280	24,466	24,354	24,108	4,179	12,840
Amortization of acquired intangibles and software	27,154	27,132	36,347	2,262	—	—	—	—
Depreciation and other amortization	3,673	3,360	4,502	2,829	3,322	3,062	684	142
Impairment of goodwill	—	—	9,571	925	22,824	—	—	—
Impairment of other intangible assets	—	—	14,860	5,131	—	—	—	—
Total operating expenses	130,269	153,001	227,394	44,210	51,930	28,722	4,980	13,365
Income (loss) from operations	45,438	17,601	7,109	(19,467)	(37,892)	(12,018)	108	2,251
Interest and other expense, net	(75,361)	(59,920)	71,251	16,880	12,049	4,854	2,079	10,384
Loss before income tax benefit	(29,923)	(42,319)	(64,142)	(36,347)	(49,941)	(16,872)	(1,971)	(8,133)
Income tax benefit (expense)	2,544	9,977	18,176	6,430	—	—	—	(18)
Net loss	(27,379)	(32,342)	(45,966)	(29,917)	(49,941)	(16,872)	(1,971)	(8,151)
Non-cash dividends on convertible preferred stock	—	—	—	(4,396)	—	—	—	—
Net loss attributable to common stock	$(27,379)	$(32,342)	$(45,966)	$(34,313)	$(49,941)	$(16,872)	$(1,971)	$(8,151)
Net loss per common share — basic and diluted (4)	$(1.99)	$(2.35)	$(3.35)	$(5.19)	$(8.99)	$(3.21)	$(0.39)	$(17.09)
Weighted average common shares outstanding — basic and diluted (4)	13,735	13,735	13,735	6,610	5,554	5,251	5,000	477

	FriendFinder Networks Inc. (formerly known as Penthouse Media Group Inc.) Consolidated Data(1)
		As of December 31,
	As of September 30, 2009	2008(2)	2007(2)	2006	2005	2004
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash, restricted cash and cash equivalents	$31,673	$31,565	$23,722	$2,998	$12,443	$1,073
Total assets	562,065	599,913	649,868	70,770	99,685	88,741
Long-term debt classified as current due to events of default, net of unamortized discount (5)	—	415,606	417,310	—	—	—
Long-term debt	409,526	38,768	35,379	63,166	54,126	44,874
Deferred revenue	41,126	42,814	27,214	6,974	5,535	5,923
Total liabilities	653,870	657,998	661,987	91,516	80,523	72,872
Redeemable preferred stock	26,000	26,000	26,000	21,000	15,000	—
Accumulated deficit	(173,631)	(144,667)	(98,701)	(68,784)	(18,843)	(1,971)
Total stockholders’ (deficiency) equity	(117,805)	(84,085)	(38,119)	(41,746)	4,162	15,869

	FriendFinder Networks Inc. (formerly known as Penthouse Media Group Inc.) Consolidated Data(1)							General Media, Inc. (Predecessor Company)
	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008(2)	2007(2)	2006	2005	From Inception (October 5, 2004) to December 31, 2004	January 1, 2004 to September 30, 2004
	(unaudited)							(unaudited)
			(in thousands)
Other Data
Net cash provided by (used in) operating activities	$36,628	$51,297	$50,948	$4,744	$(16,600)	$(9,866)	$(3,096)	$1,233
Net cash provided by (used in) investing activities	(1,742)	(8,113)	(9,289)	(149,322)	(3,414)	(4,393)	(753)	312
Net cash provided by (used in) financing activities	(33,284)	(15,210)	(25,336)	148,961	10,569	25,629	2,986	(750)

(1)	Prior period amounts were reclassified to conform to the current period classification. Refer to section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of certain business acquisitions.

(2)	Net revenue for the years ended December 31, 2008 and 2007 does not reflect $19.2 million and $8.5 million, respectively, due to a non-recurring purchase accounting adjustment that required the deferred revenue at the date of the acquisition of Various to be recorded at fair value. Management believes that it is appropriate to add back the deferred revenue adjustment because the average renewal rate of the subscriptions that were the basis for the deferred revenue was approximately 63%. The renewal rate on subscriptions that had already been renewed at least one time since the acquisition was 78%. Therefore, management believes that historical results of Various are reflective, including those revenues that were added back to the pro forma net revenue, of our future results.

(3)	Please refer to Note B(28), “Restatement” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus.

(4)	Basic and diluted loss per share is based on the weighted average number of shares of common stock outstanding and Series B common stock including shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share. For information regarding the computation of per share amounts, refer to Note B(24), “Summary of Significant Accounting Policies — Per share data” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus.

(5)	Excludes $1.4 million at December 31, 2008 of principal amortization of First Lien Senior Secured Notes required to be paid on February 15, 2009, which is classified as a current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited and audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world. Through our extensive network of websites, since our inception, we have built a base of over 365 million registrants and over 245 million members in over 170 countries, with a majority of our members outside of the U.S., offering a wide variety of online services so that our members can interact with each other and access the content available on our websites. Our websites are intended to appeal to users of diverse cultures and interest groups and include social networking, live interactive video and premium content websites. Our most heavily visited websites include AdultFriendFinder.com, Amigos.com, AsiaFriendFinder.com, Cams.com, FriendFinder.com, BigChurch.com and SeniorFriendFinder.com. Our revenue to date has been primarily derived from subscription and paid-usage adult-oriented products and services. In addition to our online products and services, we also produce and distribute original pictorial and video content, license the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publish branded men’s lifestyle magazines.

Historically, we operated our business in and generated our revenue from four segments: internet, publishing, studio and licensing. The internet segment consisted of our social networking, live interactive video and premium content websites. The publishing segment was comprised of publishing Penthouse magazine as well as other magazines and digests. The studio segment was comprised of our production of original adult video and pictorial content, and our library of over 650 films, over 10,000 hours of video content and over one million images. The licensing segment included the licensing of the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products.

On December 6, 2007, we acquired Various for approximately $401.0 million and became one of the world’s leading social networking and multimedia entertainment companies. The total consideration included approximately $137.0 million of cash and notes valued at approximately $248.0 million together with related warrants to acquire approximately 2.9 million shares of common stock, valued at approximately $16.0 million. Our results of operations for 2007 include 25 days of revenue and expenses from Various after giving effect to certain purchase accounting adjustments discussed below.

Due to the significance of the acquisition of Various and based on a review of authoritative literature we have determined that we now operate in two segments, internet and entertainment and we have revised prior financial results to reflect the two segments. The internet segment now includes Various and our social networking, live interactive video and premium content websites and the entertainment segment includes the former publishing, studio and licensing segments.

Our internet segment offers services and features that include social networking, online personals, premium content, live interactive video, recorded video, online chatrooms, instant messaging, photo, video and voice sharing, blogs, message boards and free e-mail. Our market strategy is to grow this segment and expand our service offerings with complimentary services and features.

Our entertainment segment produces and distributes original pictorial and video content, licenses the globally-recognized Penthouse brand to a variety of consumer product companies and entertainment venues and publishes branded men’s lifestyle magazines. We continually seek to expand our licenses and products in new markets and retail categories both domestically and internationally.

Our History

Our predecessor company was incorporated in Delaware in 1993 under the name General Media, Inc., or GMI. GMI filed for bankruptcy on August 12, 2003 under Chapter 11 of the United States Bankruptcy Code and in September 2003, Marc H. Bell and Daniel C. Staton formed PET Capital Partners LLC, or PET, to acquire GMI’s secured notes and preferred stock.

On October 5, 2004, GMI emerged from Chapter 11 protection with all new equity distributed solely to the holders of the GMI secured notes. The reorganized capital structure also included approximately $35.8 million of Term Loan Notes distributed to former secured and unsecured creditors. Concurrently with the emergence from Chapter 11, we changed the name of the company to Penthouse Media Group Inc. and PET sold a minority position of non-voting Series B common stock to Interactive Brand Development Inc., or IBD.

During 2005, we consummated the sale of $33 million of 2005 Notes and $15 million of Series A Convertible Preferred Stock to fund the retirement of a $20 million credit facility, to fund the repayment of $11.8 million of our Term Loan Notes, to fund the purchase of certain trademark assets and for general corporate purposes. The remaining outstanding Term Loan Notes were reissued as Subordinated Term Loan Notes.

On March 31, 2006, we changed our state of incorporation from Delaware to Nevada.

On August 28, 2006, we consummated an offering of $5.0 million of 2006 Notes and $6.0 million of additional Series A Convertible Preferred Stock to fund the acquisition of substantially all of the assets of the debtor estate of Jill Kelly Productions, Inc., a production company, and for general corporate purposes.

On October 25, 2006, we acquired the outstanding shares of the Danni.com business, an adult internet content provider, for $1.4 million in cash and approximately 125,000 shares of common stock valued at $1.5 million, for which we issued an additional $0.9 million of Subordinated Term Loan Notes to fund part of the purchase price consideration.

In December 2007, we consummated an offering of $5.0 million of Series B Convertible Preferred Stock at a price of $0.59208 per share. The purchasers in the offering included certain current stockholders, including Messrs. Staton and Bell, Florescue Family Corporation, an entity affiliated with one of our directors, Barry Florescue, and ARE. We used the proceeds from the Series B Convertible Preferred Stock offering to pay expenses relating to our acquisition of Various in December 2007 and for working capital.

On July 1, 2008, we changed our name from Penthouse Media Group Inc. to FriendFinder Networks Inc.

Key Factors Affecting Our Results of Operations

Net Revenue

Our net revenue is affected primarily by the overall demand for online social networking and personals services. Our net revenue is also affected by our ability to deliver user content together with the services and features required by our users’ diverse cultures, ethnicities and interest groups.

The level of our net revenue depends to a large degree on the growth of internet users, increased internet usage per user and demand for adult content. Our net revenue also depends on demand for online advertising, credit card availability and other payment methods in countries in which we have registrants, members, subscribers and paid users, general economic conditions, and government regulation. Online advertising may be affected by corporate spending due to the conditions of the overall economy. The demand for entertainment and leisure activities tends to be highly sensitive to consumers’ disposable incomes, and thus a decline in general economic conditions may lead to our current and potential registrants, members, subscribers and paid users having less discretionary income to spend. This could lead to a reduction in our revenue and have a material adverse effect on our operating results. In addition, our net revenue could be impacted by foreign and domestic government laws that affect companies conducting business on the internet. Laws which may affect our operations relating to payment methods, including the use of credit cards, user privacy, freedom of expression, content, advertising, information security, internet obscenity and intellectual property rights are currently being considered for adoption by many countries throughout the world.

Internet Revenue

As a result of the acquisition of Various, approximately 92.9% of our adjusted non-GAAP revenue for the year ended December 31, 2008 was generated from our internet segment comprised of social networking, live interactive video and premium content websites. This revenue is treated as service revenue in our financial statements. For more information regarding our net revenue by service and product, see Note N, “Segment Information” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.” We derive our revenue primarily from subscription fees and pay-by-usage fees. These fees are charged in advance and recognized as revenue over the term of the subscription or as the advance payment is consumed on the pay-by-usage basis, which is usually immediately. VAT is presented on a net basis and is excluded from revenue.

Net revenue consists of all revenue net of credits back to customers for disputed charges and any chargeback expenses from credit card processing banks for such items as cancelled subscriptions, stolen cards and non-payment of cards. We estimate the amount of chargebacks that will occur in future periods to offset current revenue. For the nine months ended September 30, 2009, these credits and chargebacks were approximately 4.7% of gross revenue while chargebacks alone were approximately 1.2% of gross revenue. For the years ended December 31, 2008, 2007 and 2006, these credits and chargebacks have held steady at slightly under 4.0% of gross revenue, while chargebacks alone have been less than 1.0% of gross revenue.

In addition, our net revenue was reduced for the year ended December 31, 2008 in the amount of $19.2 million due to a purchase accounting adjustment that required deferred revenue at the date of acquisition to be recorded at fair value to reflect a normal profit margin for the cost required to fulfill the customer’s order after the acquisition (in effect a reduction to deferred revenue reflected in the historical financial statements of Various to eliminate any profit related to selling or other efforts prior to the acquisition date). This reduction did not impact the service to be provided to our online subscribers or the cash collected by us associated with these subscriptions. There were no further purchase accounting adjustments after December 31, 2008. Future revenue will not be impacted by this non-recurring adjustment.

Various’ adjusted non-GAAP revenue grew from $127.5 million in 2004 to $317.8 million in 2008, which approximates an annual compounded growth rate of 25.6% (excluding the impact of certain purchase accounting adjustments). This rapid growth was primarily the result of the acquisition in March 2005 of Streamray, Inc., which provides live interactive video services. The live interactive video portion of the business grew at a faster rate than the social networking business through the end of 2007, however for the year ended December 31, 2008 our social networking business grew while our live interactive video portion declined.

Various’ business has grown rapidly since inception and we expect that Various’ business will continue to grow. We believe that we have new opportunities to substantially increase revenue by adding new features to our websites, expanding in foreign markets and generating third party advertising revenue from our internet websites, which allow us to target specific demographics and interest groups within our user base. However, our revenue growth rate has declined over the past year and may continue to do so as a result of increased penetration of our services over time and as a result of increased competition.

Entertainment Revenue

Entertainment revenue consists of studio production and distribution, licensing of the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products and publishing revenue. This revenue is treated as product revenue in our financial statements, with the exception of revenue derived from licensing, which is treated as service revenue. For more information regarding our net revenue by service and product, see Note N, “Segment Information” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus. We derive revenue through third party license agreements for the distribution of our programming where we either receive a percentage of revenue or a fixed fee. The revenue sharing arrangements are usually either a percentage of the subscription fee paid by the customer or a percentage of single program or title fee purchased by the customer. Our fixed fee contracts may receive a fixed amount of revenue per title, group of titles or for a certain amount of programming during a period of time. Revenue from the sale of magazines at newsstands is recognized on the on-sale date of each issue based on an estimate of the total sell through, net of estimated returns. The amount of estimated revenue is adjusted in subsequent periods as sales and returns information becomes available. Revenue from the sale of magazine subscriptions is recognized ratably over their respective terms.

Cost of Revenue

Cost of revenue for the internet segment is primarily comprised of commissions, which are expensed as incurred, paid to our affiliate websites and revenue shares for online models and studios in connection with our live interactive video websites. We estimate that cost of revenue will decrease as a percentage of net revenue primarily due to improvement in our affiliate commission structure and revenue sharing arrangements with our models and studios as net revenue increases. Cost of revenue for the entertainment segment consists primarily of publishing costs including costs of printing and distributing magazines and studio costs which principally consist of the cost of the production of videos. These costs are capitalized and amortized over three years which represents the estimated period during which substantially all the revenue from the content will be realized.

Marketing Affiliates

Our marketing affiliates are companies that operate websites that market our services on their websites and direct visitor traffic to our websites by placing banners or links on their websites to one or more of our websites. The total revenue derived from these marketing affiliates has declined less than 2.0% from year to year during the three years shown, while the percentage of revenue contribution has declined more with the increase in total revenue which is primarily a result of increased revenue from our internal advertising efforts and selective ad buys. Our compensation to our marketing affiliates have increased modestly while revenues have decreased modestly, reflecting small increases in the rate at which we compensate our marketing affiliates. The percentage of revenues derived from these affiliates and the compensation to our affiliates for the nine months ended September 30, 2009 and the previous three fiscal years are set forth below:

		Year Ended December 31,
	Nine Months Ended September 30, 2009	2008	2007	2006
Percentage of revenue contributed by affiliates	44%	43%	46%	49%
Compensation to affiliates (in millions)	$42.9	$62.3	$61.3	$58.2

Product Development

Product development expense consists of the costs incurred for maintaining the technical staff which are primarily engineering salaries related to the planning and post-implementation stages of our website development efforts. These costs also include amortization of the capitalized website costs attributable to the application development stage. We expect our product development expenses to remain stable as a percentage of revenue as we continue to develop new websites, services, content and features which will generate revenue in the future.

Selling and Marketing

Selling and marketing expenses consist principally of advertising costs, which we pay internet search engines for key word searches to generate traffic to our websites. Selling and marketing expenses also include salaries and incentive compensation for selling and marketing personnel and related costs such as public relations. Additionally, the entertainment segment includes certain nominal promotional publishing expenses. We believe that our selling and marketing expenses will remain relatively constant as a percentage of revenue as these expenses are relatively variable and within the discretion of management, therefore increases or decreases in the dollar amount of selling and marketing expenses should be approximately proportional to the increase or decrease in net revenue.

General and Administrative

General and administrative expenses relate primarily to our corporate personnel related costs, professional fees, occupancy, credit card processing fees and other overhead costs. We expect that the total amount of our general and administrative expenses will increase significantly due to the regulatory and compliance obligations associated with being a public company, however, we anticipate that these expenses will decrease as a percentage of net revenue as a large portion of these expenses are relatively fixed in nature and do not increase with a corresponding increase in net revenue.

Amortization of Acquired Intangibles and Software

Amortization of acquired intangibles and software is primarily attributable to intangible assets and internal-use software from acquisitions. As a result of purchase accounting rules, fair values were established for intangibles and internal-use software. As of September 30, 2009, the total fair value of these intangibles and internal-use software was $182.5 million. Amortization of these intangibles and software are reflected in the statement of operations for periods beginning on December 7, 2007. The amortization periods vary from two to five years with the weighted average amortization period equaling approximately three years. We recognized amortization expense associated with these assets of $36.3 million and $27.2 million for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively. If we acquire other businesses which results in us owning additional intangible assets, the amortization of any acquired intangible assets could cause our depreciation and amortization expense to increase as a percentage of net revenue.

Depreciation and Other Amortization

Depreciation and other amortization is primarily depreciation expense on our computer equipment. We expect our depreciation and other amortization expenses to decrease due to purchases of new hardware and software associated with our growth plans increasing at a slower rate than our anticipated growth in net revenue.

Impairment of Goodwill and Intangible Assets

Impairment of goodwill and intangible assets is recognized when we determine that the carrying value of goodwill and indefinite-lived intangible assets is greater than the fair value. We assess goodwill and other indefinite-lived intangibles at least annually, or more frequently when circumstances indicate that the carrying value may be impaired. We recorded goodwill impairment charges of $2.8 and $0.9 million in 2008 and 2007, respectively, related to our entertainment segment and $6.8 million in 2008 related to our internet segment. In addition, we also recorded an impairment charge related to our trademarks of $14.9 million and $5.1 million in 2008 and 2007, respectively, related to our entertainment segment. There were no further impairment charges recorded in the nine months ended September 30, 2009. We do not expect that there will be future impairment recorded to goodwill and intangible assets based on current information available. However, if future circumstances change and the fair values of goodwill or intangible assets is less than the current carrying value, additional impairment losses will be recognized.

Interest Expense, Net of Interest Income

Interest expense, net of interest income mainly represents interest expense recognized from the debt incurred in connection with the acquisition of Various and an increase in interest expense related to our debt incurred prior to the acquisition. Included in interest expense is amortization of note discounts due to certain warrants issued in connection with our 2005 Notes, 2006 Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and amortization of a discount to record the fair value of the Subordinated Convertible Notes at the date of issuance. We expect interest expense to decline after we become a public company because the proceeds from this offering are expected to be used to repay certain long-term notes as required by the terms of such notes.

Interest and Penalties Related to VAT not Charged to Customers

Interest and penalties related to VAT not charged to customers are due to our failure to file VAT tax returns and pay VAT based on the applicable law of each country in the European Union. Commencing in 2003, the member states of the European Union implemented rules requiring the collection and payment of VAT on revenues generated by non-European Union businesses that provide electronic services that are purchased by end users within the European Union. We did not begin collecting VAT from our subscribers until July 2008. At September 30, 2009, the total amount of uncollected VAT payments was approximately $43.8 million. The majority of the penalties assessed by the various tax jurisdictions related to the VAT liability were incurred prior to our purchase of Various and thus charged back to the sellers by an offset in the principal amount of the Subordinated Convertible Notes held by the sellers. The portion of interest incurred prior to the purchase of Various was also charged back to the sellers by an offset in the principal amount of the Subordinated Convertible Notes held by the sellers, and subsequently continues to be recorded on the unpaid amounts. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million. On June 10, 2009, the United Kingdom taxing authority notified us that it had reversed its previous position and that we were not subject to VAT, which resulted in an approximately $39.5 million reduction in the VAT liability. On October 8, 2009, we settled and released all indemnity claims against the sellers (whether claims are VAT related or not) by reducing the original principal amount of the Subordinated Convertible Notes by the full value of the then-outstanding VAT liability. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. As of December 31, 2009, a total of $7.3 million has been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Subordinated Convertible Notes will be increased by the issuance of new Subordinated Convertible Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference. For more information regarding the reductions of the principal amount of Subordinated Convertible Notes as a result of our VAT liability see the section entitled “Business — Legal Proceedings.”

Foreign Exchange Gain/(Loss) on VAT not Charged to Customers

Foreign exchange gain or loss on VAT not charged to customers is the result of the fluctuation in the U.S. dollar against foreign currencies. We record a gain when the dollar strengthens against foreign currencies and a loss when the dollar weakens against those currencies. Our primary exposure to foreign fluctuations is related to the liability related to VAT not charged to customers, the majority of which is denominated in Euros and, until June 2009 when the United Kingdom VAT liability was eliminated, British pounds.

Gain on Elimination of Liability for United Kingdom VAT not Charged to Customers

Gain on elimination of liability for United Kingdom VAT not charged to customers reflects the elimination of liabilities related to VAT not charged to customers in the United Kingdom. This gain was due to the United Kingdom taxing authority notifying us that it had reversed its previous position and that we were not subject to VAT in the United Kingdom in connection with providing internet services.

Gain on Settlement of Liability Related to VAT not Charged to Customers

Gain on settlement of liability related to VAT not charged to customers reflects our settlement of liabilities related to VAT not charged to customers owed at amounts less than what we had recorded. We have been able to settle with or pay in full certain tax jurisdictions on favorable terms, which resulted in the gain. However, we still have numerous tax jurisdictions remaining to be resolved that may result in our recording a gain or loss.

Income Taxes

At December 31, 2008, we had net operating loss carryforwards for federal income tax purposes of approximately $77.2 million available to offset future taxable income, which expire at various dates from 2024 through 2027. Our ability to utilize approximately $9.1 million of these carryforwards related to the periods prior to our exit from Chapter 11 reorganization proceedings is limited due to changes in our ownership, as defined by federal tax regulations. In addition, utilization of the remainder of such carryforwards may be limited by the occurrence of certain further ownership changes, including changes as a result of this offering. Realization of the deferred tax assets is dependent on the existence of sufficient taxable income within the carryforward period, including future reversals of taxable temporary differences.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty. Our significant accounting policies are more fully described in Note B to our 2008 consolidated financial statements and in Note D to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009, included elsewhere in this prospectus. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment in making certain assumptions to be used in making such estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observation of trends in our industry and information available from other outside sources as appropriate. Accounting policies that, in their application to our business, involve the greatest amount of subjectivity by way of management judgments and estimates are those relating to:

•	valuation of goodwill, identified intangibles and other long-lived assets, including business combinations; and

•	legal contingencies.

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, including Business Combinations

We test goodwill and intangible assets for impairment in accordance with authoritative guidance. We also test property, plant and equipment for impairment in accordance with authoritative guidance. We assess goodwill, and other indefinite-lived intangible assets at least annually, or more frequently when circumstances indicate that the carrying value may not be recoverable. Factors we consider important and which could trigger an impairment review include the following:

•	a significant decline in actual projected revenue;

•	a significant decline in performance of certain acquired companies relative to our original projections;

•	an excess of our net book value over our market value;

•	a significant decline in our operating results relative to our operating forecasts;

•	a significant change in the manner of our use of acquired assets or the strategy for our overall business;

•	a significant decrease in the market value of an asset;

•	a shift in technology demands and development; and

•	a significant turnover in key management or other personnel.

When we determine that the carrying value of goodwill and indefinite-lived intangible assets and other long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In the case of intangible assets and other long-lived assets, this measurement is only performed if the projected undiscounted cash flows for the asset are less than its carrying value.

In 2008 and 2007, a trademark impairment loss of approximately $14.9 million and $5.1 million, respectively, was recognized related to our entertainment segment. Such loss, which is included in impairment of other intangible assets in the 2008 and 2007 consolidated statement of operations, resulted due to the estimated fair value of certain trademarks being less than their carrying value. We had impairment charges related to goodwill of approximately $2.8 million and $0.9 million in 2008 and 2007, respectively, and $6.8 million in 2008 related to our internet segment. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects related to negative global economic conditions and increased competition. There were no further impairment charges in the nine months ended September 30, 2009.

We have acquired the stock or specific assets of certain companies from 2006 through 2007 some of which were considered to be business acquisitions. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value and expected useful life assigned to each class of assets and liabilities acquired can significantly impact net income.

As with the annual testing described above, determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions.

The excess of the purchase price over the estimated fair values of the net assets acquired in Various was recorded as goodwill. Intangible assets which resulted from the acquisition were recorded at estimated fair value at the date of acquisition. Identifiable intangible assets are comprised mainly of studio and service contracts, domain names, customer lists and a non-compete agreement. In addition, purchase accounting requires deferred revenue be restated to estimated cost incurred to service the liability in the future, plus a reasonable margin.

In our impairment testing, our forecasts of future performance, the discount rates used in discounted cash flow analysis and comparable company comparisons are all subjective in nature and a change in one or more of the factors could have a material change in the results of such testing and our financial results.

Legal Contingencies

We are currently involved in certain legal proceedings, as discussed in the notes to our audited consolidated financial statements and under the section entitled “Business — Legal Proceedings.” To the extent that a loss related to a contingency is reasonably estimable and probable, we accrue an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and make or, if necessary, revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

Segment Information

We divide our business into two reportable segments: internet, which consists of social networking, live interactive video and premium content websites; and entertainment, which consists of studio production and distribution, licensing and publishing. Certain corporate expenses are not allocated to segments. The following table presents our results of operations for the periods indicated for our reportable segments:

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(unaudited)
	(in thousands)
Net revenue
Internet	$228,743	$225,218	$306,129	$20,961	$6,623
Entertainment	15,697	18,669	24,888	27,112	23,342
Total	244,440	243,887	331,017	48,073	29,965
Cost of revenue
Internet	58,901	62,103	81,815	8,479	1,398
Entertainment	9,832	11,182	14,699	14,851	14,529
Total	68,733	73,285	96,514	23,330	15,927

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(unaudited)
	(in thousands)

Gross profit
Internet	$169,842	$163,115	$224,314	$12,482	$5,225
Entertainment	5,865	7,487	10,189	12,261	8,813
Total	175,707	170,602	234,503	24,743	14,038

Income (loss) from operations
Internet	48,259	26,819	34,345	(964)	4,088
Entertainment	2,062	(313)	(17,748)	(7,811)	(28,043)
Unallocated corporate	(4,883)	(8,905)	(9,488)	(10,692)	(13,937)
Total	$45,438	$17,601	$7,109	$(19,467)	$(37,892)

Internet Segment Historical Operating Data

The following table presents certain key business metrics for our adult social networking websites, general audience social networking websites and live interactive video websites for the nine months ended September 30, 2009 and 2008, the year ended December 31, 2008, the pro forma year ended December 31, 2007 and the year ended December 31, 2006. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007(1)	2006
Adult Social Networking Websites
New members	16,031,921	15,455,822	20,738,807	21,344,560	23,135,741
Beginning subscribers	896,211	919,146	919,146	906,641	864,358
New subscribers(2)	1,305,624	1,502,369	1,935,533	2,109,845	2,297,354
Terminations	1,333,264	1,474,917	1,958,468	2,097,340	2,255,071
Ending subscribers	868,571	946,598	896,211	919,146	906,641
Conversion of members to subscribers	8.1%	9.7%	9.3%	9.9%	9.9%
Churn	16.5%	17.8%	17.8%	19.3%	21.7%
ARPU	$21.44	$21.45	$22.28	$19.95	$20.39
CPGA	$47.07	$50.52	$51.26	$44.57	$38.54
Average lifetime net revenue per subscriber	$82.64	$69.78	$74.23	$58.94	$55.24
Adjusted non-GAAP revenue(3) (in millions)	$170.3	$180.1	$242.7	$218.6	$216.7
General Audience Social Networking Websites
New members	6,496,245	8,969,438	11,221,993	14,329,915	13,297,054
Beginning subscribers	68,647	85,893	85,893	96,221	95,571
New subscribers(2)	85,555	144,334	174,290	245,764	310,575
Terminations	99,915	151,495	191,536	256,092	309,925
Ending subscribers	54,287	78,732	68,647	85,893	96,221

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007(1)	2006
Conversion of members to subscribers	1.3%	1.6%	1.6%	1.7%	2.3%
Churn	16.2%	19.6%	18.6%	22.2%	27.0%
ARPU	$17.24	$18.36	$19.21	$16.38	$ 18.02
CPGA	$45.05	$34.02	$36.68	$36.62	$34.05
Average lifetime net revenue per subscriber	$61.53	$59.64	$66.71	$37.23	$32.65
Adjusted non-GAAP revenue(3) (in millions)	$9.5	$13.6	$17.8	$17.9	$20.7
Live Interactive Video Websites
Total minutes	12,662,795	15,442,605	19,101,173	20,613,825	N/A
Average revenue per minute	$3.44	$2.77	$2.87	$2.93	N/A
Total adjusted non-GAAP revenue(3) (in millions)	$43.6	$42.8	$54.9	$60.3	$52.3

(1)	Pro forma results give effect to the acquisition of Various as if it had been completed on January 1, 2007.

(2)	New subscribers are subscribers who have paid subscription fees to one of our websites during the period indicated in the table but who were not subscribers in the immediately prior period. Members who previously were subscribers, but discontinued their subscriptions either by notifying us of their decisions to discontinue or allowing their subscriptions to lapse by failing to pay their subscription fees, are considered new subscribers when they become subscribers again at any point after their previous subscriptions ended. If a current subscriber to one of our websites becomes a subscriber to another one of our websites, such new subscription would also be counted as a new subscriber since such subscriber would be paying the full subscription fee for each subscription.

(3)	Revenue for the nine months ended September 30, 2009 is GAAP revenue with no adjustments.

The table above includes the conversion ratio of members to subscribers for the periods shown. While we monitor many statistics in the overall management of our business, we believe that the conversion of members (who generally do not pay for services on our websites) to subscribers (who represent a majority of our internet revenue) is the most helpful measurement in gaining a meaningful understanding of our business.

While we monitor trends in visitors, conversion rates of visitors to subscribers or visitors to paid users does not provide a meaningful understanding of our business. Our raw data of visitors is subject to duplicate entries from visitors using multiple user names and e-mail addresses or accessing our websites as a member on one website and as a subscriber on another website. We use statistically significant samples and measurements of visitor data that allow our management to make evaluations based on such data.

With respect to our live interactive video websites, our goal is to maximize the number of minutes purchased and the revenue from those purchased minutes. Paid users are a subset of our members, and may also be subscribers, who purchase products or services on a pay-by-usage basis on our live interactive video websites. The number of paid users is less important than the number and cost of the minutes purchased. Thus, we monitor the revenue from paid users, the number of minutes purchased in any period and the average value of the minutes purchased, all of which are presented in the table above.

There is the possibility that a new subscriber reflected on the table above was either a discontinued or lapsed prior subscriber or is also a current subscriber on a different FriendFinder website. We do not identify which subscribers are discontinued or lapsed subscribers or which subscribers are existing subscribers on a different FriendFinder website. Furthermore, a subscriber may come to one of our websites using multiple user names, e-mail addresses or credit cards, and consequently might be double counted. We do not quantify the number of new subscribers attributable to the sources listed above because we believe our current method provides the most relevant measurement of our business.

Our results of operations related to our adult and general audience websites, as distinguished from the live interactive video websites discussed above, reflects the interaction of the conversion of members to subscribers, the churn of subscribers, and the average value of purchased products and services. A negative movement in any one of these items may be offset by a positive movement in another. For more information see the sections entitled “— Results of Operations — Internet Segment Historical Operating Data for the Nine Months Ended September 30,

2009 as Compared to the Nine Months Ended September 30, 2008,” “— Results of Operations — Internet Segment Historical Operating Data for the Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007” and “— Results of Operations — Internet Segment Historical Operating Data for the Pro Forma Year Ended December 31, 2007 as Compared to the Various Inc. and Subsidiaries Year Ended December 31, 2006.”

Results of Operations

Segments and Periods Presented

Prior to December 2007, we operated in four segments. As a result of our acquisition of Various and based on a review of authoritative guidance, we have determined that we now operate in two segments, internet and entertainment and we have revised prior financial results to reflect these two segments. Our strategy is largely focused on the expansion of our internet segment. As a result, we expect our entertainment segment to become a decreasing percentage of our total net revenue. We expect our entertainment segment to continue to account for less than 10.0% and 5.0% of our revenues and gross profit, respectively, for the next five years.

Our entertainment segment has higher fixed and variable costs associated with the business resulting in historically lower gross profit margins than our internet segment. We expect gross profit margins in our entertainment segment to continue to vary but remain within its historical range. Prior to December 2007, our internet segment as reported was an ancillary business to the activities within our entertainment segment. As a result, gross profit margins prior to December 2007 are not indicative of the current substantially larger internet business. In addition, the gross profit margin for the internet segment for the period ended December 31, 2008 is not comparable to the other periods presented which had substantially smaller net revenues. We expect the internet gross profit percentage in future years to be consistent with the gross profit percentage in 2008.

We have provided a discussion of our results of operations on a consolidated basis and have also provided certain detailed discussions for each of our segments including the former pre-acquisition results of Various. The results of Various are not included in our results of operations until December 6, 2007, but constitute a substantial portion of our business after that date. As a result, in order to provide a meaningful discussion of our ongoing business, we have provided a discussion of the following:

•	our consolidated results of operations for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008;

•	our consolidated results of operations for the year ended December 31, 2008 (which include the results of operations of Various) compared to the year ended December 31, 2007 (which include 25 days of the results of operations of Various);

•	our consolidated results of operations for the year ended December 31, 2008 compared to the results of operations for the pro forma year ended December 31, 2007 as if the Various acquisition had been completed on January 1, 2007, which we refer to as the pro forma year ended December 31, 2007;

•	our consolidated results of operations for the year ended December 31, 2007 (which include 25 days of the results of operations of Various) compared to the year ended December 31, 2006 (which do not include the results of operations of Various);

•	Various results of operations for the fiscal period January 1, 2007 through December 6, 2007 compared to the year ended December 31, 2006; and

•	an analysis of internet segment operating data which are key to an understanding of our operating results and strategies for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008, for the year ended December 31, 2008 as compared to the pro forma year ended December 31, 2007 and for the pro forma year ended December 31, 2007 versus the Various year ended December 31, 2006.

The following table presents our historical operating results as a percentage of our net revenue for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	28.1	30.0	29.2	48.5	53.2
Gross profit	71.9	70.0	70.8	51.5	46.8

Operating expenses:
Product development	4.2	4.2	4.4	2.1	—
Selling and marketing	12.6	18.9	17.9	15.8	4.8
General and administrative	23.9	27.2	26.7	50.9	81.3
Amortization of acquired intangibles and software	11.1	11.1	11.0	4.7	—
Depreciation and other amortization	1.5	1.4	1.3	5.9	11.1
Impairment of goodwill	—	—	2.9	1.9	76.1
Impairment of intangible assets	—	—	4.5	10.7	—
Total operating expenses	53.3	62.8	68.7	92.0	173.3
Income (loss) from operations	18.6	7.2	2.1	(40.5)	(126.5)

Interest expense, net of interest income	(27.6)	(24.6)	(24.3)	(33.2)	(26.4)
Interest and penalty related to VAT not charged to customers	(1.4)	(2.0)	(2.5)	(3.3)	—
Loss on modification of debt	—	—	—	—	(12.7)
Foreign exchange (loss) gain on VAT not charged to customers	(2.3)	2.1	4.6	1.1	—
Gain on elimination of liability for United Kingdom VAT not charged to customers	0.6	—	—	—	—
Gain on settlement of liability related to VAT not charged to customers	—	—	0.8	—	—
(Loss) on liability related to warrants	(0.2)	—	—	—	—
Other (expense) income, net	0.1	(0.1)	(0.1)	0.3	(1.1)
Loss before income taxes	(12.2)	(17.4)	(19.4)	(75.6)	(166.7)

Income tax benefit	1.0	4.1	5.5	13.4	—

Net loss	(11.2)%	(13.3)%	(13.9)%	(62.2)%	(166.7)%

FriendFinder Networks Inc. and Subsidiaries

Nine Months Ended September 30, 2009 as Compared to the Nine Months Ended September 30, 2008

Net Revenue.  Net revenue for the nine months ended September 30, 2009 and 2008 was $244.4 million and $243.9 million, respectively, representing an increase of $0.5 million or 0.2%. Internet revenue for the nine months ended September 30, 2009 and 2008 was $228.7 million and $225.2 million, respectively, representing an increase of $3.5 million or 1.6%. Entertainment revenue for the nine months ended September 30, 2009 and 2008 was $15.7 million and $18.7 million, respectively, representing a decrease of $3.0 million or 16.0%. Included above for the nine months ended September 30, 2008 was a reduction to net revenue of $18.5 million due to a purchase accounting adjustment that required the deferred revenue to be recorded at fair value as of the day of acquisition of Various in 2007.

Without the impact of the purchase accounting adjustment, adjusted non-GAAP revenue for the nine months ended September 30, 2008 would have been $262.4 million, as compared to $244.4 million for the nine months ended September 30, 2009, a decrease of $18.0 million or 6.9%.

Internet revenue without the effect of the purchase accounting adjustment would have been $243.7 million for the nine months ended September 30, 2008 as compared to $228.7 million for the nine months ended September 30, 2009, representing a decrease of $15.0 million or 6.2%. The decrease in adjusted non-GAAP revenue was primarily attributable to a decrease in our social networking websites of $14.5 million, or 7.5%, due to a loss of referral business from affiliate web sites, resulting in lower web traffic and sign-ups. In addition, negative global economic conditions (including, but not limited to, an increase in credit card companies denying transactions) contributed to the decline. Furthermore, we had a decrease in adjusted non-GAAP revenue for our premium content websites of $1.3 million, or 21.4%, due mainly to a decrease in traffic and negative global economic conditions. Those decreases were offset by an increase in revenue of $0.8 million or 1.9% in our live interactive video websites due to more effective marketing campaigns.

Internet revenue for the nine months ended September 30, 2009 was comprised of 78.9% relating to our social networking websites, 19.1% relating to our live interactive video websites and 2.0% relating to our premium content websites, as compared to adjusted non-GAAP internet revenue of 80.0% for our social networking websites, 17.6% for our live interactive video websites and 2.4% for our premium content websites for the same period in 2008. There was no impact of purchase accounting adjustments on internet revenue in 2009.

Entertainment revenue for the nine months ended September 30, 2009 was $15.7 million as compared to $18.7 million for the nine months ended September 30, 2008, representing a decrease of $3.0 million or 16.0%. This decrease can be primarily attributed to a decline in publication revenue of $3.4 million as a result of a decline in the number of magazines sold from 4.7 million to 3.3 million issues, offset by a $0.7 million increase resulting from entering into new video contracts. There was no impact of purchase accounting adjustments on entertainment revenue in 2009.

Entertainment revenue for the nine months ended September 30, 2009 was comprised of 57.5% relating to magazine publishing, 28.8% relating to broadcasting and 13.7% relating to licensing.

The following table presents the purchase accounting related adjustments to revenue (in millions):

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
	(unaudited)
Net revenue	$244.4	$243.9
Purchase accounting adjustment	—	18.5
Adjusted non-GAAP revenue	244.4	262.4
Internet revenue	$228.7	$225.2
Purchase accounting adjustment	—	18.5
Adjusted non-GAAP net internet revenue	228.7	243.7
Entertainment revenue	$15.7	$18.7

For more information regarding our adjusted non-GAAP revenue, see the section entitled “Prospectus Summary — Non-GAAP Financial Results.”

Cost of Revenue.  Cost of revenue for the nine months ended September 30, 2009 and 2008 was $68.7 million and $73.3 million, respectively, representing a decrease of $4.6 million or 6.3%. The decrease in cost of revenue was primarily attributable to a reduction in affiliate commission expense of $4.3 million, from $47.2 million for the nine months ended September 30, 2008 to $42.9 million for the same period in 2009. This decrease was mainly due to a decline in adjusted non-GAAP net internet revenue attributable to marketing affiliates offset partially by a small increase in the rate at which we compensate our marketing affiliates. Included in the decrease was a $2.0 million refund related to affiliate commissions.

The following table presents our operating results, adjusted for purchase accounting in 2008, as a percentage of our net revenue for the periods indicated:

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
Net revenue	100.0%	100.0%
Cost of revenue	28.1	27.9
Gross profit	71.9	72.1
Operating expenses:
Product development	4.2	3.9

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008
Selling and marketing	12.6	17.5
General and administrative	23.9	25.3
Amortization of acquired intangibles and software	11.1	10.3
Depreciation and other amortization	1.5	1.3
Total operating expenses	53.3	58.3
Income from operations	18.6	13.8
Interest expense, net of interest income	(27.6)	(22.9)
Interest and penalty related to VAT not charged to customers	(1.4)	(1.9)
Foreign exchange gain/(loss) related to VAT not charged to customers	(2.3)	2.0
Gain on elimination of liability for United Kingdom VAT not charged to customers	0.6	—
Gain on settlement of liability related to VAT not charged to customers	—	—
Loss on liability related to warrants	(0.2)	—
Other (expense), net	0.1	(0.1)
Loss before income taxes	(12.2)	(9.1)
Income tax benefit	1.0	3.8
Net loss	(11.2)	(5.3)

Product Development.  Product development expense for the nine months ended September 30, 2009 and 2008 was $10.3 million and $10.1 million, respectively, representing an increase of $0.2 million or 2.0%. The primary reason for the increase in product development expense was due to a rise in engineering costs to support revenue growth and to enhance existing technology.

Selling and Marketing.  Selling and marketing expense for the nine months ended September 30, 2009 and 2008 was $30.8 million and $46.0 million, respectively, representing a decrease of $15.2 million or 33.0%. The decrease in selling and marketing expense is primarily attributable to a $14.7 million decrease in our ad buy expenses for our internet segment over the period, from $40.5 million for the nine months ended September 30, 2008 to $25.8 million for the same period in 2009. The largest single sales and marketing expense item is our ad buy expense, the cost of purchasing key word searches from major search engines, coupled with expenses related to marketing personnel.

General and Administrative.  General and administrative expense for the nine months ended September 30, 2009 and 2008 was $58.3 million and $66.3 million, respectively, representing a decrease of $8.0 million or 12.1%. The decrease in general and administrative expense is primarily due to a $4.5 million decrease in legal fees. The decrease in legal expense was primarily attributable to a $2.7 million reimbursement related to a prior lawsuit in which the sellers of Various repaid a portion of the settlement payment and litigation expenses to us pursuant to the acquisition agreement for Various. The decrease in general and administrative expense was also due to a decline in merchant fees of $1.2 million due to a change to a new credit card processor at our internet segment; a decrease in temporary help expenses of $1.3 million and in professional fees of $0.9 million due to the majority of integration work being completed by March 31, 2008; and a $3.3 million decrease in other corporate expenses. The decreases were offset by a $2.0 million increase in our salaries, wages and benefits to help build our corporate infrastructure and a $1.2 million increase for costs due to bandwidth for a new disaster recovery location and overall increased capacity and speed.

Amortization of Acquired Intangibles and Software.  Amortization of acquired intangibles and software for the nine months ended September 30, 2009 and 2008 was $27.2 million and $27.1 million, respectively. We have had no significant acquisitions since we acquired Various, Inc. on December 6, 2007.

Depreciation and Other Amortization.  Depreciation and other amortization expense for the nine months ended September 30, 2009 and 2008 was $3.7 million and $3.4 million, respectively, representing an increase of $0.3 million or 8.8%. The increase in depreciation and other amortization is primarily related to the purchase of additional assets.

Interest Expense, Net of Interest Income.  Interest expense for the nine months ended September 30, 2009 and 2008 was $67.4 million and $60.0 million, respectively, representing an increase of $7.4 million or 12.3%. The increase was due mainly to additional original issue discount, or OID, amortization on our first lien debt from excess cash flow payments and an increase in our Subordinated Convertible Notes of $38.0 million due to the elimination of the United Kingdom VAT liability described below. Those increases were offset by debt payments during the nine months ended September 30, 2009.

Interest and Penalties Related to VAT not Charged to Customers.  Effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union countries. A provision and related liability have been recorded for interest and penalties related to VAT not charged to customers and failure to file tax returns based on the applicable law of each relevant country in the European Union.

Interest and penalties related to VAT not charged to customers for the nine months ended September 30, 2009 was $3.5 million as compared to $4.9 million for the nine months ended September 30, 2008. The decrease in interest and penalties related to VAT not charged to customers is due to VAT settlements with numerous countries. We continue to record interest expense in the applicable unsettled European Union countries in which we have an estimated $43.8 million of unremitted VAT liability.

Foreign Exchange Gain/(Loss) on VAT not Charged to Customers.  Foreign exchange loss on VAT not charged to customers for the nine months ended September 30, 2009 was $5.7 million as compared to a gain of $5.2 million for the nine months ended September 30, 2008. The loss for the nine months ended September 30, 2009 is primarily related to the increase in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros and, until June 2009 when the United Kingdom VAT liability was eliminated, British Pounds due to the weakening of the U.S. dollar against these currencies.

Gain on Elimination of Liability for United Kingdom VAT not Charged to Customers. Gain on elimination of liability for United Kingdom VAT not charged to customers for the nine months ended September 30, 2009 was $1.6 million. This gain was due to the United Kingdom taxing authority notifying us that it had reversed its previous position and that we were not subject to VAT in the United Kingdom in connection with providing internet services. There were no gains for the same period in 2008, since we discovered our VAT liability in July 2008 and subsequently began settlement conversations with the United Kingdom.

Gain on Settlement of Liability Related to VAT not Charged to Customers.  Gain on settlement of liability related to VAT not charged to customers for the nine months ended September 30, 2009 was $0.1 million. The gain was due to VAT settlements with foreign countries in which we had recorded more liability than the actual settlement. There were no gains related to VAT liability in the same period for 2008, since we discovered our VAT liability in July 2008 and subsequently began settlement conversations with the relevant European Union member countries.

Gain (Loss) on Liability Related to Warrants. Loss on liability related to warrants for the nine months ended September 30, 2009 was $0.5 million. There was no gain or loss for the nine months ended September 30, 2008 as the liability related to the 501,666 warrants issued in August 2005 was established as a result of new authoritative guidance becoming effective for us as of January 1, 2009. For further information, see “Note I — Liability Related to Warrants” in our unaudited condensed consolidated financial statements and related notes for the nine months ended September 30, 2009 and 2008 included elsewhere in this prospectus.

Other Income (Expense), Net.  Other income for the nine months ended September 30, 2009 was $0.2 million as compared to an expense of $0.3 million for 2008. The other income and expense in 2009 and 2008, respectively, were due mainly to miscellaneous gains and losses.

Income Tax Benefit.  Income tax benefit for the nine months ended September 30, 2009 and 2008 was $2.5 million and $10.0 million, respectively. The decrease was mainly due to a reduction in the loss before income taxes in 2009 as compared to 2008.

Net Loss.  Net loss for the nine months ended September 30, 2009 and 2008 was $27.4 million and $32.3 million, representing a decrease of $4.9 million or 15.2%. The smaller loss in 2009 was primarily due to an increase in the gross profit of $5.1 million, a reduction in general and administrative expenses of $8.0 million, a reduction in ad buys of $14.7 million, a decrease in the interest and penalties related to VAT not charged to customers of $1.4 million and an increase in the gain on elimination of the United Kingdom VAT liability of $1.6 million. The above were offset by an $11.0 million negative impact of foreign currency fluctuations, a $7.4 million reduction in income tax benefit due to both the smaller loss in 2009, a reduced estimated annual effective rate, and an increase of $7.4 million in net interest expense due to OID amortization.

Year Ended December 31, 2008 as Compared to the Year Ended December 31, 2007

Net Revenue.   Net revenue for the years ended December 31, 2008 and 2007 was $331.0 million and $48.1 million, respectively, representing an increase of $282.9 million or 588.1%. Internet revenue increased $285.2 million or 1,360.5% over the same period. The primary increase in internet revenue resulted from the recognition of a full year of net internet revenue for 2008 representing an increase of $286.6 million as compared to 2007 relating to the acquisition of Various in December 2007. Entertainment revenue decreased $2.2 million or 8.2% over the same period. This decrease can be primarily attributed to a decline in publication revenue of $2.1 million as a result of a decline in the number of magazines sold from 6.8 million to 6.0 million, offset by a $0.6 million increase resulting from entering into new video contracts.

Cost of Revenue.   Cost of revenue for the years ended December 31, 2008 and 2007 was $96.5 million and $23.3 million, respectively, representing an increase of $73.2 million or 314.2%. The primary reason for the increase in cost of revenue was the recognition of a full year of net revenue costs for 2008 representing an increase of $74.3 million as compared to 2007 relating to the acquisition of Various. Included in cost of revenue is affiliate commission expense, which was $62.3 million for the year ended December 31, 2008 as compared to $4.2 million for the same period in 2007.

Product Development.   Product development expense for the years ended December 31, 2008 and 2007 was $14.6 million and $1.0 million, respectively, representing an increase of $13.6 million or 1,360%. The increase in product development expense was primarily due to the recognition of a full year of product development costs for 2008 representing an increase of $13.6 million as compared to 2007 relating to the acquisition of Various.

Selling and Marketing.   Selling and marketing expense for the years ended December 31, 2008 and 2007 was $59.3 million and $7.6 million, respectively, representing an increase of $51.7 million or 680.2%. The increase in selling and marketing expense resulted primarily from the recognition of a full year of selling and marketing expense for 2008 representing an increase of $53.9 million as compared to 2007 relating to the acquisition of Various. Included in selling and marketing expense are ad buy expenses, which were $51.9 million for the year ended December 31, 2008 as compared to $3.5 million for the same period in 2007. The above increase was offset by a party held for promotional purposes in 2007, which cost $1.7 million, that did not recur in 2008.

General and Administrative.   General and administrative expense for the years ended December 31, 2008 and 2007 was $88.3 million and $24.5 million, respectively, representing an increase of $63.8 million or 260.4%. The increase in general and administrative expense was primarily due to the recognition of a full year of general and administrative expense for 2008 representing an increase of $64.1 million as compared to 2007 relating to the acquisition of Various.

Amortization of Acquired Intangibles and Software. Amortization of acquired intangibles and software for the years ended December 31, 2008 and 2007 was $36.3 million and $2.3 million, respectively, representing an increase of $34.0 million or 1478.3%. The increase in amortization primarily resulted from the recognition of a full year of amortization costs for 2008 representing an increase of $34.1 million as compared to 2007 relating to the acquisition of Various.

Depreciation and Other Amortization.   Depreciation and other amortization for the years ended December 31, 2008 and 2007 was $4.5 million and $2.8 million, respectively, representing an increase of $1.7 million or 60.7%. The increase in depreciation and other amortization costs primarily resulted from the recognition of a full year of depreciation and amortization costs for 2008 representing an increase of $3.7 million as compared to 2007 relating to the acquisition of Various. The increase was offset by a decrease in amortization expense of $2.0 million related to other intangibles that were fully amortized at the year ended December 31, 2007.

Impairment of Goodwill.   Impairment of goodwill for the years ended December 31, 2008 and 2007 was $9.6 million and $0.9 million, respectively, representing an increase of $8.7 million or 966.7%. In 2008 $6.8 million of losses were attributable to the internet segment, while $2.8 million and $0.9 million of losses in 2008 and 2007, respectively, were attributable to the entertainment segment. These losses related to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects.

Impairment of Intangible Assets.   Impairment of intangible assets for the years ended December 31, 2008 and 2007 was $14.9 million and $5.1 million, respectively, representing an increase of $9.8 million or 192.2%. The losses for 2008 and 2007 were attributable to the entertainment segment and due to the estimated fair value of trademarks being less than their carrying value. In 2008, a trademark impairment charge of approximately $14.9 million was recognized, of which $7.0 million was related to licensing intangibles, $4.8 million was related to studio intangibles and $3.1 million was related to publishing intangibles. In 2007, a trademark impairment charge of approximately $5.1 million was recognized, of which approximately $3.7 million was related to licensing intangibles and $1.4 million was related to publishing intangibles. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects related to negative global economic conditions and increased competition.

Interest Expense.   Interest expense, net of interest income for the years ended December 31, 2008 and 2007 was $80.5 million and $16.0 million, respectively, representing an increase of $64.5 million or 403.1%. The increase in interest expense was primarily due to additional interest expense recognized in the amount of $67.8 million relating to the debt incurred in connection with the acquisition of Various and an increase in interest expense of $0.8 million and $0.4 million related to our debt incurred prior to the acquisition, respectively.

Interest and Penalties Related to VAT not Charged to Customers.   Effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union provided by Various and us and remitted to the taxing authorities in the various European Union countries. A provision and related liability have been recorded for interest and penalties related to VAT not charged to customers and our failure to file tax returns based on the applicable laws of each country in the European Union.

Interest and penalties related to VAT not charged to customers for the years ended December 31, 2008 and 2007 were $8.4 million and $1.6 million, respectively, representing an increase of $6.8 million or 425.0%. We started collecting and remitting VAT effective July 1, 2008.

Foreign Exchange Gain/(Loss) on VAT not Charged to Customers.   Foreign exchange gain on VAT not charged to customers for the years ended December 31, 2008 and 2007 was $15.2 million and $0.5 million, respectively, representing a change of $14.7 million or 2,940%. The increase in the gain for the year ended December 31, 2008 primarily represented the significant decrease in the U.S. dollar amount of the VAT liability assumed from Various, which was denominated in Euros and British pounds, due to the strengthening of the U.S. dollar against these currencies.

Gain on Settlement of Liability Related to VAT not Charged to Customers. Gain on settlement of liability related to VAT not charged to customers was $2.7 million for the year ended December 31, 2008. The gain was due to VAT settlements with foreign countries in which we had recorded more liability than the actual settlement. There were no settlements of VAT liability in the same period in 2007.

Other Income (Expense), Net.  Other expense for the years ended December 31, 2008 was $0.2 million as compared to other income of $0.1 million for the same period in 2007. The increase in other expense is due mainly to severance costs incurred in 2008. We did not have any severance costs in 2007. For 2007, the other income was related to the sale of miscellaneous furniture and equipment.

Income Tax Benefit.  Income tax benefit for the year ended December 31, 2008 was $18.2 million compared to income tax benefit for the year ended December 31, 2007 of $6.4 million. No tax benefit was recognized for the loss incurred in 2007 prior to the acquisition of Various as it resulted in a net operating loss carryforward for which a valuation allowance was recorded against a related deferred tax asset.

Net Loss.  Net loss for the years ended December 31, 2008 and 2007 was $46.0 million and $29.9 million, respectively, representing an increase of $16.1 million or 53.8%. The larger net loss in 2008 is primarily attributable to the increase in the interest expense resulting from the debt incurred in connection with the acquisition of Various and the increase in depreciation and amortization expense from purchase accounting related to the acquisition offset by the increase in foreign exchange gain.

Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007

The following unaudited pro forma results gives effect to the acquisition of Various as if it had been completed on January 1, 2007. Management believes that in order to evaluate and compare our performance in fiscal year 2008 against our prior fiscal year, a pro forma comparison against fiscal year 2007 giving effect to the Various acquisition as if it had been completed as of January 1, 2007 is useful to investors. While management believes that our performance will remain stable or grow, our results may vary. Accordingly, our results for pro forma year 2007 and fiscal year 2008 might not be indicative of future results. The consolidated statement of operations, as well as the above comparison of the year ended December 31, 2008 as compared to the year ended December 31, 2007, include the results of operations of Various from its acquisition date on December 7, 2007 to December 31, 2007.

Net Revenue.  Net revenue for the year ended December 31, 2008 was $331.0 million as compared to the pro forma year ended December 31, 2007 net revenue of $332.9 million, representing a decrease of $1.9 million or 0.6%. Internet revenue for the year ended December 31, 2008 was $306.1 million as compared to the year ended December 31, 2007 pro forma revenue of $305.8 million, representing an increase of $0.3 million or 0.1%. Entertainment revenue for the year ended December 31, 2008 was $24.9 million as compared to the year ended December 31, 2007 pro forma revenue of $27.1 million, representing a decrease of $2.2 million or 8.1%. Included above for the year ended December 31, 2008 and the pro forma year ended December 31, 2007 was a reduction to net revenue of $19.2 million and an increase of $8.5 million, respectively due to a purchase accounting adjustment that required the deferred revenue to be recorded at fair value as of the day of the acquisition in 2007, while such adjustment was added back for pro forma purposes for the pro forma year ended December 31, 2007. The above amounts also include a $6.9 million decrease in VAT charged in 2008 as compared to 2007. Various was notified during 2008 by the European Union that it was required to collect VAT on all internet sales in the European Union. Accordingly, for the years ended December 31, 2008, and 2007, we recorded charges totaling $8.1 million and $15.0 million, respectively, to net revenues to reflect the amount owed. We began to properly collect VAT from customers on July 29, 2008.

Without the impact of purchase accounting adjustments, pro forma net revenue for the years ended December 31, 2008 and 2007 would have been $350.2 million and $332.9 million, respectively, a $17.3 million or 5.2% increase.

Internet revenue without the effect of purchase accounting adjustments would have been $325.3 million for the year ended December 31, 2008 as compared to $305.8 million for the pro forma year ended December 31, 2007, representing an increase of $19.5 million or 6.4% over the same period. The primary reason for the increase in adjusted non-GAAP internet revenue is related to a $20.9 million or 8.9% increase in adjusted non-GAAP revenue for our social networking websites and is mainly attributable to benefits realized from the continued investment in technology enhancements, marketing campaigns and our affiliate commission programs, which was partially offset by negative global economic conditions. The increase was also offset by a decrease in adjusted non-GAAP internet revenue related to our webcam website of $2.4 million or 4.1% which was mainly due to a loss of referral business from affiliate websites, resulting in lower web traffic and sign-ups. In addition, negative global economic conditions contributed to the decline. Adjusted non-GAAP internet revenue for 2008 was comprised of 79.1% relating to our social networking websites, 17.8% relating to our live interactive video websites and 2.3% relating to our premium content websites, as compared to 77.3% for our social networking websites, 19.7% for our live interactive video websites and 2.9% for our premium content websites for 2007. For more information regarding our adjusted non-GAAP revenue, see the section entitled “Prospectus Summary — Non-GAAP Financial Results.”

Entertainment revenue for the year ended December 31, 2008 was $24.9 million as compared to the pro forma year ended December 31, 2007 revenue of $27.1 million, representing a decrease of $2.2 million or 8.1%. This decrease can be primarily attributed to a decline in publication revenue of $2.1 million as a result of a decline in the number of magazines sold from 6.9 million to 6.2 million issues, offset by a $0.6 million increase resulting from entering into new video contracts. There was no impact of purchase accounting adjustments on entertainment revenue.

The following table presents the purchase accounting related adjustments to revenue (in millions):

	Year Ended December 31, 2008	Pro Forma Year Ended December 31, 2007
Net revenue	$331.0	$332.9
Purchase accounting adjustment	19.2	—	(1)
Adjusted non-GAAP revenue	350.2	332.9

Internet revenue	$306.1	$305.8
Purchase accounting adjustment	19.2	—	(1)
Adjusted non-GAAP internet revenue	325.3	305.8

Entertainment revenue	$24.9	$27.1

(1)	Pro forma revenue for 2007 already reflects the $8.5 million purchase accounting adjustment related to deferred revenue.

For more information regarding our adjusted non-GAAP revenue, see the section entitled “Prospectus Summary — Non-GAAP Financial Results.”

Cost of Revenue.   Cost of revenue for the year ended December 31, 2008 was $96.5 million as compared to the pro forma year ended December 31, 2007 expense of $98.4 million, representing a decrease of $1.9 million or 1.9%. The decrease in cost of revenue was primarily attributable to a reduction in studio and models costs of $2.9 million, as well as a $1.6 million increase in webmaster and content costs. Included in cost of revenue is affiliate commission expense, which was $62.3 million for the year ended December 31, 2008 as compared to $61.3 million for the pro forma year ended December 31, 2007.

The following table presents our operating results, adjusted for purchase accounting, as a percentage of our net revenue for the periods indicated:

	Year Ended December 31, 2008	Pro Forma Year Ended December 31, 2007
Net revenue	100.0%	100.0%
Cost of revenue	27.6	29.6
Gross profit	72.4	70.4
Operating expenses:
Product development	4.2	3.4
Selling and marketing	16.9	21.5
General and administrative	25.2	22.8
Amortization of acquired intangibles and software	10.3	10.7
Depreciation and other amortization	1.4	2.1
Impairment of goodwill	2.7	0.3
Impairment of intangible assets	4.2	1.5
Total operating expenses	64.9	62.3
Income from operations	7.5	8.1

Interest expense, net of interest income	(23.0)	(23.4)
Interest and penalty related to VAT not charged to customers	(2.4)	(3.8)
Foreign exchange gain/(loss) on VAT not charged to customers	4.4	(1.3)
Gain on settlement of liability related to VAT not charged to customers	0.8	—
Other (expense) income, net	(0.1)	(0.2)
Loss before income taxes	(12.8)	(20.6)

Income tax benefit	5.1	4.5

Net loss	(7.7)%	(16.1)%

Product Development.   Product development expense for the year ended December 31, 2008 was $14.6 million as compared to the pro forma year ended December 31, 2007 expense of $11.3 million, representing an increase of $3.3 million or 29.2%. The increase in product development expense was primarily due to a rise in engineering costs to support revenue growth and to enhance existing technology.

Selling and Marketing.   Selling and marketing expense for the year ended December 31, 2008 was $59.3 million as compared to the pro forma year ended December 31, 2007 expense of $71.5 million, representing a decrease of $12.2 million or 17.1%. The decrease in selling and marketing is primarily attributable to a significant ramp up of “ad buy” expenses for our internet segment in the beginning of 2007 to generate increased revenue, this expense was reduced in the second half of 2007 and remained constant for 2008. The largest single sales and marketing expense item is our “ad buy” expense, the cost of purchasing key word searches from major search engines, coupled with expenses related to marketing personnel. Ad buy expenses were $51.9 million for the year ended December 31, 2008 as compared to $60.6 million for the pro forma year ended December 31, 2007. There was also a decrease of $1.7 million related to a party held for promotional purposes in 2007 that did not recur in 2008.

General and Administrative.   General and administrative expense for the year ended December 31, 2008 was $88.3 million as compared to the pro forma year ended December 31, 2007 expense of $75.8 million, representing an increase of $12.5 million or 16.5%. The increase in general and administrative expense is primarily due to a $9.4 million increase in legal fees, of which $7.2 million related to a settlement and VAT matters; $1.0 million increases in professional, consulting and temporary help expenses at our internet segment to support our integration related work and growth; $1.3 million increase in transaction bonuses to Various’ employees related to the acquisition; $2.8 million increase for costs due to bandwidth for a new disaster recovery location and overall increased capacity and speed; $1.4 million increase related to non-capitalizable hardware and amortization of software and hardware maintenance agreements purchased in conjunction with the new disaster recovery location; $1.2 million increase in other corporate expenses. The increases were offset by a decline in merchant fees of $3.5 million due to a change to a new credit card processor at our internet segment.

Amortization of Acquired Intangibles and Software. Amortization of acquired intangibles and software expense for the year ended December 31, 2008 was $36.3 million as compared to the pro forma year ended December 31, 2007 expense of $35.8 million, representing an increase of $0.5 million, or 1.4%.

Depreciation and Other Amortization.   Depreciation and other amortization expense for the year ended December 31, 2008 was $4.5 million as compared to the pro forma year ended December 31, 2007 expense of $7.0 million, representing a decrease of $2.5 million or 35.7%. The decrease in depreciation and other amortization is primarily related to certain intangibles becoming fully amortized, which resulted in $2.0 million less amortization for 2008 as compared to 2007.

Impairment of Goodwill.   Impairment of goodwill for the year ended December 31, 2008 was $9.6 million as compared to the pro forma year ended December 31, 2007 expense of $0.9 million, representing an increase of $8.7 million or 966.7%. $6.8 million of losses in 2008 were attributable to the internet segment, while $2.8 million and $0.9 million of losses in 2008 and 2007, respectively, were attributable to the entertainment segment. These losses related to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects.

Impairment of Other Intangible Assets.   Impairment of intangible assets for the year ended December 31, 2008 was $14.9 million as compared to the pro forma year ended December 31, 2007 expense of $5.1 million, representing an increase of $9.8 million or 192.2%. In 2008, a trademark impairment charge of approximately $14.9 million was recognized, of which $7.0 million was related to licensing intangibles, $4.8 million was related to studio intangibles and $3.1 million was related to publishing intangibles. In 2007, a trademark impairment charge of approximately $5.1 million was recognized, of which approximately $3.7 million was related to licensing intangibles and $1.4 million was related to publishing intangibles. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects related to negative global economic conditions and increased competition.

Interest Expense, net of Interest Income.   Interest expense for the year ended December 31, 2008 was $80.5 million as compared to the pro forma year ended December 31, 2007 expense of $77.8 million, representing an increase of $2.7 million or 3.5%. The increase in interest expense is due to a reduction in interest income earned of $0.8 million due to lower cash balances and lower interest rates in 2008 as compared to 2007. The remainder of the difference was due to us making excess cash payments, causing additional non-cash interest expense from additional amortization of discount recorded at date of issuance in 2008, which was not factored into the pro forma calculation.

Interest and Penalties Related to VAT not Charged to Customers.   Interest and penalties related to VAT not charged to customers for the year ended December 31, 2008 was $8.4 million as compared to the pro forma year ended December 31, 2007 expense of $13.3 million, representing a decrease of $4.9 million or 36.8%. The decrease in interest and penalties related to VAT not charged to customers is primarily attributable to the majority of the penalties being assessed during 2007.

Foreign Exchange Gain/(Loss) on VAT not Charged to Customers.  Foreign exchange gain on VAT not charged to customers for the year ended December 31, 2008 was $15.2 million as compared to the pro forma year ended December 31, 2007 loss of $4.6 million, representing a change of $19.8 million or 430.4%. The gain for the year ended December 31, 2008 primarily represented the decrease in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros and British Pounds due to the strengthening of the U.S. dollar against these currencies.

Gain on Settlement of Liability Related to VAT not Charged to Customers. Gain on settlement of liability related to VAT not charged to customers was $2.7 million for the year ended December 31, 2008. The gain was due to VAT settlements with foreign countries in which we had recorded more liability than the actual settlement. There were no settlements of VAT liability in the same period in pro forma 2007.

Other Income (Expense), Net.   Other expense for the year ended December 31, 2008 was $0.2 million as compared to the pro forma year ended December 31, 2007 income of $1.0 million, representing a decrease in other income of $1.2 million or 600.0%. The decrease in other income was primarily due to interest earned on excess cash balances in 2007 which did not occur in 2008.

Income Tax Benefit.   Income tax benefit for the year ended December 31, 2008 was $18.2 million compared to the pro forma year ended December 31, 2007 benefit of $14.9 million. The decrease was mainly due to a reduction in the loss before income taxes in 2008 as compared to 2007.

Net Loss.   Net loss for the year ended December 31, 2008 was $46.0 million as compared to the pro forma year ended December 31, 2007 net loss of $53.6 million, representing a decrease of $7.6 million or 14.2%.

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006

Net Revenue.   Net revenue for the years ended December 31, 2007 and 2006 was $48.7 million and $30.0 million, respectively, representing an increase of $18.7 million or 62.3%. Internet revenue increased $14.3 million or 216.5% over the prior year. The primary increase in internet revenue resulted from the recognition in 2007 of net internet revenue in the amount of $12.0 million relating to the acquisition of Various in December 2007 and $3.0 million attributable to the acquisition of Danni.com in October 2006. Entertainment revenue increased $3.8 million or 16.2% over the prior year. This increase was primarily due to new video and mobile content distribution contracts and magazine licensing, mainly as the result of adding new international magazine licensees. The increase in entertainment revenue was partially offset by a decrease in subscription revenue of $0.4 million as a result of a decrease in the number of subscribers.

The purchase accounting valuation in connection with the acquisition of Various resulted in a $27.6 million reduction in our deferred revenue liability assumed from Various on our December 7, 2007 balance sheet. Approximately $8.5 million, or 30.8%, of this reduction was recognized for the period December 7, 2007 through December 31, 2007.

Cost of Revenue.   Cost of revenue for the years ended December 31, 2007 and 2006 was $23.3 million and $15.9 million, respectively, representing an increase of $7.4 million or 46.5%. The primary reason for the increase in cost of revenue was the recognition of net revenue costs in the amount of $5.5 million relating to the acquisition of Various in December 2007 and $1.3 million relating to the Danni.com acquisition in October 2006. Included in cost of revenue is affiliate commission expense, which was $4.2 million for the year ended December 31, 2007, and related to the acquisition of Various in December 2007. There was no affiliate commission expense for the year ended December 31, 2006.

Product Development.   Product development expense for the year ended December 31, 2007 was $1.0 million. There was no product development expense for the year ended December 31, 2006. The product development expense in 2007 resulted primarily from the recognition of product development costs in the amount of $1.0 million relating to the acquisition of Various.

Selling and Marketing.   Selling and marketing expense for the years ended December 31, 2007 and 2006 was $7.6 million and $1.4 million, respectively, representing an increase of $6.2 million or 442.9%. The increase in selling and marketing expense resulted primarily from the recognition $4.0 million of selling and marketing expense, which included $3.5 million of ad buy expenses relating to the acquisition of Various in addition to a party held for promotional purposes in 2007, which cost $1.7 million. There was no ad buy expense for the year ended December 31, 2006.

General and Administrative.   General and administrative expense for the years ended December 31, 2007 and 2006 was $24.5 million and $24.4 million, respectively, representing an increase of $0.1 million or 0.0%. The increase in general and administrative expense was primarily due to a decrease of $2.4 million in salaries and travel expenses for corporate administrative personnel and a $1.6 million decrease in direct mail costs. This decrease was primarily offset by the recognition of general and administrative expense in the amount of $3.7 million relating to the acquisition of Various.

Amortization of Acquired Intangibles and Software.  As a result of purchase accounting, new values were established for intangibles and internal-use software. The new total value of these intangibles and internal-use software was $182.5 million. We began reflecting the amortization and depreciation of the value of these intangibles and internal-use software in the statement of operations for periods beginning on December 7, 2007. The amortization periods vary from two to five years. Approximately $2.3 million of the depreciation and amortization expense for the period December 7, 2007 through December 31, 2007 was a result of the amortization of these intangibles and internal-use software.

Depreciation and Other Amortization.   Depreciation and other amortization for the years ended December 31, 2007 and 2006 was $2.8 million and $3.3 million, respectively, representing a decrease of $0.5 million or 15.2%. The decrease in depreciation and other amortization costs primarily resulted from certain intangibles becoming fully amortized during 2007, which resulted in $0.7 million less amortization expense for 2007 as compared to 2006. This decrease was offset by the recognition of depreciation and other amortization costs in the amount of $0.3 million related to the acquisition of Various.

Impairment of Goodwill.   Impairment of goodwill for the years ended December 31, 2007 and 2006 was $0.9 million and $22.8 million, respectively, representing a decrease of $21.9 million or 96.1%. These losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to an increase in the perceived risk of our business prospects.

Impairment of Intangible Assets.   Impairment of intangible assets for the year ended December 31, 2007 was $5.1 million. There was no impairment of intangible assets for the year ended December 31, 2006. In 2007, a trademark impairment loss of approximately $5.1 million was recognized, of which approximately $3.7 million was related to licensing intangibles and $1.4 million was related to publishing intangibles. The loss resulted due to the estimated fair value of the trademarks being less than their carrying value.

Interest Expense.   Interest expense, net of interest income, for the years ended December 31, 2007 and 2006 was $16.0 million and $7.9 million, respectively, representing an increase of $8.1 million or 102.5%. The increase in interest expense resulted primarily from additional interest expense recognized in the amount of $4.8 million relating to the debt incurred in connection with the acquisition of Various and an increase in interest expense of $2.7 million and $0.5 million related to our outstanding indebtedness incurred prior to the acquisition, respectively.

Interest and Penalties Related to VAT not Charged to Customers.   A provision and related liability have been recorded for interest and penalties related to the unremitted VAT not charged to customers discussed above and the failure to file tax returns based on the applicable law of each country in the European Union.

Interest and penalties related to VAT not charged to customers for the year ended December 31, 2007 was $1.6 million. There was no interest and penalties related to VAT for the year ended December 31, 2006. We started collecting VAT in connection with the acquisition of Various and for existing internet operations in the relevant European Union jurisdictions effective July 1, 2008 and assumed the liability for VAT owed by Various at the date of acquisition.

Loss on Modification of Debt.   Loss on modification of debt for the year ended December 31, 2006 was $3.8 million. There was no loss on modification of debt for the year ended December 31, 2007. Debt modifications during the year ended December 31, 2006 were treated as an extinguishment of debt and the creation of new debt. This resulted in a loss attributable to the expensing of unamortized debt discount, new debt issuance costs, and an increase in value of modified warrants due to an increase in the purchase price per share of the warrants. For more information regarding our issuance of warrants see the section entitled “Description of Capital Stock — Warrants.”

Foreign Exchange Gain on VAT not Charged to Customers.   Foreign exchange gain on VAT not charged to customers for the year ended December 31, 2007 was $0.5 million. There was no foreign exchange loss or gain for the year ended December 31, 2006. The foreign exchange gain in 2007 primarily represented the decrease from the date of acquisition to December 31, 2007 in the U.S. dollar amount of the VAT liability assumed from Various which was denominated in Euros and British pounds due to the strengthening of the U.S. dollar against such currencies from the acquisition date through December 31, 2007.

Income Tax Benefit.   Income tax benefit for the year ended December 31, 2007 was $6.4 million. There was no income tax benefit for the year ended December 31, 2006. The tax benefit in 2007 related to the pretax loss incurred by us subsequent to the acquisition of Various. Tax benefits related to losses incurred by us during 2007 prior to the acquisition of Various was accounted for as a reduction to goodwill arising in connection with the acquisition. No tax benefit was recognized for the loss incurred in 2006 as it resulted in a net operating loss carryforward for which a valuation allowance was recorded against a related deferred tax asset.

Net Loss.   Net loss for the years ended December 31, 2007 and 2006 was $29.9 million and $49.9 million, respectively, representing a decrease of $20.0 million or 40.1%. This larger loss in 2006 was primarily attributable to the net loss resulting from the recognition of $22.8 million in goodwill impairment charges that year.

Various, Inc. and Subsidiaries

Fiscal Period January 1, 2007 though December 6, 2007 as Compared to the Year Ended
December 31, 2006

Net Revenue.   Net revenue in the 2007 period and the year ended December 31, 2006 was $289.5 million and $289.7 million, respectively, representing a $0.2 million or 0.1% decrease. The decrease was due to the shorter period in 2007 compared to the year ended December 31, 2006 as a result of Various being acquired on December 6, 2007.

Both Various’ social networking and live interactive video revenue have grown on an annualized basis (after giving effect to the 25-day loss of post-acquisition net revenue that Various would have recognized absent the acquisition), with live interactive video revenue growing at a faster rate. Net revenue for Various social networking websites decreased 2.5% to $231.0 million in the 2007 period from $237.0 million for the year ended December 31, 2006 due to the shorter period in 2007 as compared to 2006. Live interactive video revenue increased 11.0% to $58.5 million in the 2007 period from $52.7 million for the year ended December 31, 2006. The increase in revenue was primarily attributable to benefits realized from the continued investment in certain webcam technology enhancements, marketing campaigns and Various’ affiliate commission programs.

Cost of Revenue.   The cost of revenue in the 2007 period and the year ended December 31, 2006 was $75.6 million and $76.1 million, respectively, representing a $0.5 million or 0.7% decrease. As a percentage of net revenue, cost of revenue decreased in the 2007 period to 26.1% from 26.3% for the year ended December 31, 2006. This decrease was primarily attributable to the decline in the cost of studios associated with live interactive video services as a result of a change in the compensation structure for models and studios. Included in cost of revenue is affiliate commission expense, which was $57.1 million for the 2007 period as compared to $58.4 million for the year ended December 31, 2006.

Product Development.   Product development expense in the 2007 period and the year ended December 31, 2006 was $10.3 million and $10.7 million, respectively, representing a decrease of $0.4 million or 3.7%. As a percentage of net revenue, product development expense decreased in the 2007 period to 3.6% from 3.7% of net revenue for the year ended December 31, 2006. This decline was primarily due to the shorter period in 2007 compared to 2006.

Selling and Marketing.   Selling and marketing expense in the 2007 period and the year ended December 31, 2006 was $63.9 million and $58.5 million, respectively, representing an increase of $5.4 million or 9.2%. As a percentage of net revenue, selling and marketing expense increased in the 2007 period to 22.1% from 20.2% of net revenue for the year ended December 31, 2006. The increase was primarily attributable to “ad buy” expense in 2007 in order to generate increased revenue. The largest single selling and marketing expense item for Various were “ad buy” expenses which amounted to $54.8 million and $55.3 million for the 2007 period and the year ended December 31, 2006, respectively, the cost of purchasing key word searches from major search engines, together with expenses related to associated personnel.

General and Administrative.   General and administrative expense in the 2007 period and the year ended December 31, 2006 was $57.8 million and $51.4 million, respectively, representing an increase of $6.4 million or 12.5%. As a percentage of net revenue, general and administrative expense increased in the 2007 period to 20.0% from 17.7% of net revenue for the year ended December 31, 2006. The principal reason for the increase in general and administrative expense in 2007 was approximately $2.5 million of professional expenses incurred by Various in connection with the sale of itself and approximately $7.1 million in incentives paid to management and employees in connection with the sale process offset by a reduction in an accrual for a litigation matter.

Depreciation and Other Amortization.  Depreciation and other amortization for the 2007 period and the year ended December 31, 2006 was $3.6 million and $4.2 million, respectively, representing a decrease of $0.6 million or 14.3%. As a percentage of net revenue, depreciation and other amortization decreased in the 2007 period to 1.2% from 1.4% of net revenue for the year ended December 31, 2006. The decrease is primarily due to a reduction in purchases of property and equipment in the 2007 period.

Expense Related to VAT not Charged to Customers.   As previously discussed, effective July 1, 2003, as a result of a change in the law in the European Union, VAT was required to be collected from customers in connection with their use of internet services in the European Union provided by Various and remitted to the taxing authorities in the various European Union countries. As customers were not separately charged VAT and no VAT was remitted, an expense and a related liability have been recorded in the financial statements to reflect the estimated VAT which should have been collected and remitted on the revenues derived from the various European Union countries since July 1, 2003 or other local implementation date.

Expense related to VAT not charged to customers in the 2007 period and the year ended December 31, 2006 was $13.1 million and $12.0 million, respectively, representing an increase of $1.1 million or 9.2%. As a percentage of net revenue, VAT expense increased in the 2007 period to 4.5% from 4.1% of net revenue for the year ended December 31, 2006. The increase was due to an increase in revenues from European Union countries and the resulting VAT owed.

Interest and Penalties Related to VAT not Charged to Customers.   A provision and related liability have been recorded for interest and penalties related to the unremitted VAT discussed above and failure to file tax returns based on the applicable law of each country in the European Union.

Interest and penalties related to VAT not charged to customers in the 2007 period and the year ended December 31, 2006 were $11.7 million and $10.9 million, respectively, representing an increase of $0.8 million or 7.3%. As a percentage of net revenue, interest and penalties expense increased in the 2007 period to 4.0% from 3.8% of net revenue for the year ended December 31, 2006. The increase was due to a rise in VAT expense owed in 2007 and the associated interest and penalties computed on the VAT liability.

Foreign Exchange (Loss) on VAT not Charged to Customers.   Foreign exchange loss on VAT not charged to customers in the 2007 period and the year ended December 31, 2006 was $5.1 million and $4.0 million, respectively, representing an increase of $1.1 million or 27.5%. As a percentage of net revenue, foreign exchange loss increased in the 2007 period to 1.8% from 1.4% of net revenue for the year ended December 31, 2006. The foreign exchange loss primarily represents the increase in the U.S. dollar equivalent amount of the VAT liability which was denominated in Euros and British pounds which was a result of the weakening of the U.S. dollar against such currencies from January 1, 2007 through December 6, 2007 and during the year ended December 31, 2006.

Interest Income and Other Expense.   Interest income and other expense for the 2007 period and the year ended December 31, 2006 was $0.9 million and $0.3 million, respectively, representing an increase of $0.6 million or 200.0%. The increase was primarily attributable to a weighted average increase in cash on hand and the related interest earned on the balances.

Provision for Income Taxes.   No provision for federal income taxes was made for Various and certain of its subsidiaries and affiliates as they operated as S corporations and were thus subject only to California state income tax at a 1.54% rate. Provision for income taxes, which primarily relates to state income taxes for the 2007 period and the year ended December 31, 2006 were $0.6 million and $1.1 million, respectively, representing a decrease of $0.5 million or 45.5%. The decrease was primarily attributable to a decreased income in 2007 compared to 2006.

Net Income.   Net income for the 2007 period and the year ended December 31, 2006 was $48.6 million and $61.1 million, respectively, representing a decrease of $12.5 million or 20.5%. The reduction in net income was primarily attributable to increased selling and marketing expenses and general and administrative expenses discussed above and the shorter period in 2007 compared to the year ended December 31, 2006.

Internet Segment Historical Operating Data for the Nine Months Ended September 30, 2009 as Compared to the Nine Months Ended September 30, 2008

Adult Social Networking Websites

Subscribers.  Subscribers for the nine months ended September 30, 2009 were 868,571 as compared to 946,598 for the nine months ended September 30, 2008, representing a decrease of 78,027 or 8.2%. The decline was driven by the decrease in new subscribers to our adult social networking websites from 1,502,369 for the nine months ended September 30, 2008 to 1,305,624 for the nine months ended September 30, 2009, which was partially offset by a decrease in terminations of existing subscribers from 1,474,917 for the nine months ended September 30, 2008, to 1,333,264 for the nine months ended September 30, 2009. New subscribers result from marketing activities that drive visitors to our websites, encouraging visitors to become registrants, providing limited services to members and the up-selling of special features including premium content. Terminations (or churn) are influenced by a combination of factors including the perceived value of the content and quality of the user experience.

Churn.  Churn for the nine months ended September 30, 2009 was 16.5% as compared to 17.8% for the nine months ended September 30, 2008, representing a decrease of 130 basis points, or a 7.3% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber.  ARPU for the nine months ended September 30, 2009 was $21.44 as compared to $21.45 for the nine months ended September 30, 2008, representing a decrease of $0.01. The numbers remained flat due to a decrease in adjusted non-GAAP adult revenue from $180.1 million for the nine months ended September 30, 2008 to $170.3 million for the nine months ended September 30, 2009 and a proportional decrease in the average number of subscribers. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008.”

Cost Per Gross Addition.  CPGA for the nine months ended September 30, 2009 was $47.07 as compared to $50.52 for the nine months ended September 30, 2008, representing a decrease of $3.45 or 6.8%. The decline was primarily driven by a decrease in ad buy expense on our adult social networking websites from $35.3 million in the nine months ended September 30, 2008 to $23.1 million in the nine months ended September 30, 2009.

Average Lifetime Net Revenue Per Subscriber.  Average Lifetime Net Revenue Per Subscriber for the nine months ended September 30, 2009 was $82.64 as compared to $69.79 for the nine months ended September 30, 2008, representing an increase of $12.85 or 18.4%. The increase was driven by a decrease in churn from 17.8% for the nine months ended September 30, 2008 to 16.5% for the nine months ended September 30, 2009 and a decrease in the CPGA from $50.52 for the nine months ended September 30, 2008 to $47.07.

General Audience Social Networking Websites

Subscribers.  Subscribers for the nine months ended September 30, 2009 were 54,287 as compared to 78,732 for the nine months ended September 30, 2008, representing a decrease of 24,445 or 31.0%. The decline was driven by the decrease in new subscribers to our general audience social networking websites from 144,334 for the nine months ended September 30, 2008 to 85,555 for the nine months ended September 30, 2009, which was partially offset by a decrease in terminations of existing subscribers from 151,495 for the nine months ended September 30, 2008 to 99,915 for the nine months ended September 30, 2009. Starting in 2005, we substantially increased the number of websites serving our major targeted demographics of users and experienced significant growth in registrations which are the primary determinant of conversions to subscribers. Although, beginning in 2008, we launched many new websites, the size of the potential registrant, member or subscriber pool for these websites is smaller because of a smaller community they seek to serve.

Churn.  Churn for the nine months ended September 30, 2009 is 16.2% as compared to 19.6% for the nine months ended September 30, 2008, representing a decrease of 340 basis points, or 17.5%. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber.  ARPU for the nine months ended September 30, 2009 was $17.24 as compared to $18.36 for the nine months ended September 30, 2008, representing a $1.12 increase or 6.1%. The primary reason for the decrease is the decrease in adjusted non-GAAP general audience revenue from $13.6 million for the nine months ended September 30, 2008 to $9.6 million for the nine months ended September 30, 2009. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008.”

Cost Per Gross Addition.  CPGA for the nine months ended September 30, 2009 was $45.05 as compared to $34.02 for the nine months ended September 30, 2008, representing an increase of $11.03 or 32.4%. The increase was primarily driven by a decrease in new subscribers on our general audience social networking websites from 144,334 in the nine months ended September 30, 2008 to 85,555 in the nine months ended September 30, 2009.

Average Lifetime Net Revenue Per Subscriber.  Average Lifetime Net Revenue Per Subscriber for the nine months ended September 30, 2009 was $61.55 as compared to $59.67 for the nine months ended September 30, 2008, representing an increase of $1.88 or 3.2%. The increase was driven by a decrease in churn from 19.6% for the nine months ended September 30, 2008 to 16.2% for the nine months ended September 30, 2009.

Live Interactive Video Websites

Average Revenue Per Minute.  Average Revenue Per Minute for the nine months ended September 30, 2009 was $3.44 as compared to $2.77 for the nine months ended September 30, 2008, representing an increase of $0.67, or 24.3%. The primary reason for the increase is that the higher value paid users continued to buy our products and services while lower value paid users curtailed spending on the site as a result of the general economic slowdown. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008.” The live interactive video websites are in large part a pay-by-usage service subject to the highly discretionary decisions of our users. As such, the decline in both revenues and number of minutes is in large part a result of the general economic slowdown.

Internet Segment Historical Operating Data for the Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007

Adult Social Networking Websites

Subscribers.  Subscribers for the year ended December 31, 2008 were 896,211 as compared to 919,146 for the pro forma year ended December 31, 2007, representing a 22,935 or 2.5% decrease. The decline was driven by the decrease in new subscribers to our adult social networking websites from 2.1 million for the pro forma year ended December 31, 2007 to 1.9 million for the year ended December 31, 2008, which was partially offset by a decrease in terminations of existing subscribers from 2.1 million for the pro forma year ended December 31, 2007 to 2.0 million for the year ended December 31, 2008. New subscribers result from marketing activities that drive visitors to our websites, encouraging visitors to become registrants, providing limited services to members and the up-selling of special features including premium content. Terminations (or churn) are influenced by a combination of factors including the perceived value of the content and quality of the user experience.

Churn.  Churn for the year ended December 31, 2008 was 17.8% as compared to 19.3% for the pro forma year ended December 31, 2007, representing a decrease of 150 basis points, or a 7.8% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber.  ARPU for the year ended December 31, 2008 is $22.28 as compared to $19.95 for the pro forma year ended December 31, 2007, representing an increase of $2.33, or 11.7%. The primary reason for the increase is the increase in adult social networking websites adjusted non-GAAP adult revenue from $218.6 million for the pro forma year ended December 31, 2007 to $242.7 million for the year ended December 31, 2008 as compared to a decrease in the number of subscribers over the same period. For more information regarding our number of subscribers see the section entitled “— Adult Social Networking Websites — Subscribers.” For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”

Cost Per Gross Addition.  CPGA for the year ended December 31, 2008 was $51.26 as compared to $44.57 for the pro forma year ended December 31, 2007, representing an increase of $6.69 or 15.0%. The increase was driven by an increase in affiliate commission expense from $48.9 million for the pro forma year ended December 31, 2007 to $53.6 million for the year ended December 31, 2008 and a decrease in new subscribers on our adult social networking websites from 2,109,845 for the pro forma year ended December 31, 2007 to 1,935,533 for the year ended December 31, 2008.

Average Lifetime Net Revenue Per Subscriber.  Average Lifetime Net Revenue Per Subscriber for the year ended December 31, 2008 was $74.22 as compared to $58.92 for the pro forma year ended December 31, 2007, representing an increase of $15.30 or 26.0%. The increase was driven by a decrease in churn from 19.3% for the pro forma year ended December 31, 2007 to 17.8% for the year ended December 31, 2008.

General Audience Social Networking Websites

Subscribers.  Subscribers for the year ended December 31, 2008 were 68,647 as compared to 85,893 for the pro forma year ended December 31, 2007, representing a 17,246 or 20.1% decrease. The decline was driven by the decrease in new subscribers to our general audience social networking websites from 245,764 for the pro forma year ended December 31, 2007 to 174,290 for the year ended December 31, 2008, which was partially offset by a decrease in terminations of existing subscribers from 256,092 for the pro forma year ended December 31, 2007 to 191,536 for the year ended December 31, 2008. In the two years leading up to the pro forma year ended December 31, 2007, we substantially increased the number of websites serving our major targeted demographics of users and experienced significant growth in registrations which are the primary determinant of conversions to subscribers. Although beginning in 2008, we launched many new websites, the size of the potential registrant, member or subscriber pool for these websites is smaller because of a smaller community they seek to serve.

Churn.  Churn for the year ended December 31, 2008 is 18.6% as compared to 22.2% for the pro forma year ended December 31, 2007, representing a decrease of 360 basis points, or a 16.2% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber.  ARPU for the year ended December 31, 2008 was $19.21 as compared to $16.38 for the pro forma year ended December 31, 2007, representing an increase of $2.83, or 17.3%. The primary reason for the increase is the decrease in general audience social networking websites from 245,764 for the pro forma year ended December 31, 2007 to 174,290 for the year ended December 31, 2008, which was partially offset by a decrease in terminations of existing subscribers from 256,092 for the pro forma year ended December 31, 2007 to 191,536 for the year ended December 31, 2008. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”

Cost Per Gross Addition.  CPGA for the year ended December 31, 2008 was $36.68 as compared to $36.62 for the pro forma year ended December 31, 2007, representing an increase of $0.06 or 0.2%. The increase was primarily driven by a decrease in new subscribers on our general audience social networking websites from 245,764 for the pro forma year ended December 31, 2007 to 174,290 for the year ended December 31, 2008, which was partially offset by a decrease in ad buy expense from $4.3 million for the pro forma year ended December 31, 2007 to $2.6 million for the year ended December 31, 2008.

Average Lifetime Net Revenue Per Subscriber.  Average Lifetime Net Revenue Per Subscriber for the year ended December 31, 2008 was $66.70 as compared to $37.23 for the pro forma year ended December 31, 2007, representing an increase of $29.47 or 79.2%. The increase was caused by a decrease in churn from 22.2% for the pro forma year ended December 31, 2007 to 18.6% for the year ended December 31, 2008.

Live Interactive Video Websites

Average Revenue Per Minute.  Average Revenue Per Minute for the year ended December 31, 2008 was $2.87 as compared to $2.93 for the pro forma year ended December 31, 2007, representing a decrease of $0.06, or 1.8%. The primary reason for the decrease is the decrease in live interactive video websites adjusted non-GAAP revenue from $60.3 million for the pro forma year ended December 31, 2007 to $54.9 million for the year ended December 31, 2008. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.” The live interactive video websites are in large part a pay-by-usage service subject to the highly discretionary decisions of our users. As such, the decline in both revenues and number of minutes is in large part a result of the general economic slowdown.

Internet Segment Historical Operating Data for the Pro Forma Year Ended December 31, 2007 as Compared to the Various Inc. and Subsidiaries Year Ended December 31, 2006

Adult Social Networking Websites

Subscribers.  Subscribers for the pro forma year ended December 31, 2007 were 919,146 as compared to 906,641 for the year ended December 31, 2006, a 12,505 or 1.4% increase. The primary reason for the increase was a decrease in terminations of existing subscribers from 2.3 million for the year ended December 31, 2006 to 2.1 million for the pro forma year ended December 31, 2007 which was partially offset by a decrease in new subscribers to our adult social networking websites from 2.3 million for the year ended December 31, 2006 to 2.1 million for the pro forma year ended December 31, 2007. New subscribers result from marketing activities that drive visitors to our websites, encouraging visitors to become registrants providing, limited services to members and the up-selling of special features including premium content. Terminations (or churn) are influenced by a combination of factors including the perceived value of the content and quality of the user experience.

Churn.  Churn for the pro forma year ended December 31, 2007 was 19.3% as compared to 21.7% for the year ended December 31, 2006, representing a decrease of 240 basis points, or a 11.1% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber.  ARPU for the pro forma year ended December 31, 2007 was $19.95 as compared to $20.39 for the year ended December 31, 2006, representing a decrease of $0.44, or 2.1%. The primary reason for the decrease is the modest increase in adult social networking websites revenue from $216.6 million for the year ended December 31, 2006 to adult social networking websites adjusted non-GAAP revenue of $218.6 million for the pro forma year ended December 31, 2007 as compared to a larger increase in the number of subscribers over the same period. For more information regarding our number of subscribers see the section entitled “— Adult Social Networking Websites — Subscribers.” For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”

Cost Per Gross Addition.  CPGA for the pro forma year ended December 31, 2007 was $44.57 as compared to $38.54 for the year ended December 31, 2006, representing an increase of $6.03 or 15.6%. The increase was driven by an increase in affiliate commission expense from $44.6 million for the year ended December 31, 2006 to $48.9 million for the pro forma year ended December 31, 2007 and a decrease in new subscribers on our adult audience social networking websites from 2,297,354 for the year ended December 31, 2006 to 2,109,845 for the pro forma year ended December 31, 2007.

Average Lifetime Net Revenue Per Subscriber.  Average Lifetime Net Revenue Per Subscriber for the pro forma year ended December 31, 2007 was $58.92 as compared to $55.24 for the year ended December 31, 2006, representing an increase of $3.68 or 6.7%. The increase was caused by a decrease in churn from 21.7% for the year ended December 31, 2006 to 19.3% for the pro forma year ended December 31, 2007.

General Audience Social Networking Websites

Subscribers.  Subscribers for the pro forma year ended December 31, 2007 were 85,893 as compared to 96,221 for the year ended December 31, 2006, representing a 10,328 or 10.7% decrease. The primary reason for the decrease was the decrease in new subscribers to our general audience social networking websites from 310,575 for the year ended December 31, 2006 to 245,764 for the year ended December 31, 2007 which was partially offset by a decrease in terminations of existing subscribers from 309,925 for the year ended December 31, 2006 to 256,092 for the pro forma year ended December 31, 2007. The general audience social networking websites experienced a slowing of the growth of registrations in the pro forma year ended December 31, 2007 compared to December 31, 2006 when compared to prior periods from which subscribers are sourced. Subscribers of the general audience social networking websites tend to have stronger early adoption conversion rates which then tend to slow as penetration of the target demographic group increases and terminations take place against the higher base of subscribers.

Churn.  Churn for the pro forma year ended December 31, 2007 was 22.2% as compared to 27.0% for the year ended December 31, 2006, representing a decrease of 480 basis points, or a 17.8% decrease. Churn is the most direct measurement of the value our subscribers get for the price we charge. We strive to provide our subscribers with a positive user experience, minimize technical difficulties and provide a competitively priced service. Our activities and efforts seek to lower churn rates as much as possible.

Average Revenue per Subscriber.  ARPU for the pro forma year ended December 31, 2007 was $16.38 as compared to $18.02 for the year ended December 31, 2006, representing a decrease of $1.64, or 9.1%. The primary reason for the decrease is the decrease in general audience social networking websites revenue from $20.7 million for the year ended December 31, 2006 to general audience social networking websites adjusted non-GAAP revenue of $17.9 million for the pro forma year ended December 31, 2007 as compared to a decrease in the number of subscribers over the same period. For more information regarding our number of subscribers see the section entitled “— General Audience Social Networking Websites — Subscribers.” For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “— FriendFinder Networks Inc. and Subsidiaries — Year Ended December 31, 2008 as Compared to the Pro Forma Year Ended December 31, 2007.”

Cost Per Gross Addition.  CPGA for the pro forma year ended December 31, 2007 was $36.62 as compared to $34.05 for the year ended December 31, 2006, representing an increase of $2.57 or 7.5%. The increase was primarily driven by a decrease in new subscribers on our general audience social networking websites from 310,575 for the year ended December 31, 2006 to 245,764 for the pro forma year ended December 31, 2007, which was partially offset by a decrease in ad buy expense from $6.1 million for the year ended December 31, 2006 to $4.3 million for the pro forma year ended December 31, 2007.

Average Lifetime Net Revenue Per Subscriber.  Average Lifetime Net Revenue Per Subscriber for the pro forma year ended December 31, 2007 was $37.23 as compared to $32.63 for the year ended December 31, 2006, representing an increase of $4.60 or 14.1%. The increase was caused by a decrease in churn from 27.0% for the year ended December 31, 2006 to 22.2% for the pro forma year ended December 31, 2007.

Average Revenue Per Minute information is not available for the year ended December 31, 2006 with respect to our Live Interactive Video revenue.

Liquidity and Capital Resources

As of September 30, 2009 and December 31, 2008, we had cash and cash equivalents of $25.3 million and $23.7 million, respectively. Prior to the acquisition of Various, we have historically financed our operations with borrowings from debt issuances and offerings of equity securities. Subsequent to the acquisition of Various, we have generated cash flows from operations. We have no working capital line of credit.

Our 2005 Notes and 2006 Notes mature in July 2010. We do not have existing cash and cash from operations to repay the $44.5 million aggregate amount outstanding on such notes at maturity and otherwise meet our financial obligations. However, as explained below, if we are able to restructure or extend, or if alternate sources of financing are obtained to repay, the 2005 Notes and 2006 Notes, we believe that our existing cash of $25.3 million as of September 30, 2009, cash provided by operating activities and the proceeds of this offering will provide adequate resources to satisfy our working capital, scheduled principal and interest payments requirements, contractual obligations and anticipated capital expenditure requirements for the next twelve months. Under certain of our note agreements, the proceeds of this offering may not be used to repay the 2005 Notes or 2006 Notes until the aggregate amount of $279.7 million of our outstanding First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes are repaid. After payment of waiver fees in the amount of $2.7 million, we intend to use the proceeds of this offering, together with cash on hand, to first repay the First Lien Senior Secured Notes in the aggregate amount of $206.6 million. We do not expect the proceeds of this offering to be sufficient to repay the Second Lien Subordinated Secured Notes, the 2005 Notes or the 2006 Notes, after repayment of the First Lien Senior Secured Notes. Unless the 2005 Notes and 2006 Notes are restructured or extended or alternate sources of financing are obtained to repay the 2005 Notes and 2006 Notes, there will be a material deficiency in our short term liquidity. However, management anticipates that the 2005 Notes and 2006 Notes will be restructured or extended or alternative sources of financing will be obtained to repay the 2005 Notes and 2006 Notes at maturity. Any of the foregoing actions could remedy such potential deficiency; however, there is no assurance that such events will occur. If the 2005 Notes and 2006 Notes are not restructured, extended or paid by maturity, this would also constitute an event of default under the applicable note agreements and could have a material adverse effect on our ability to continue as a going concern. We have had positive operating cash flow for the current year to date and anticipate continued positive cash flow from operating activities.

The total amount of uncollected payments related to VAT not charged to customers as of September 30, 2009 was $43.8 million, including $18.1 million in potential penalties and interest. We are currently negotiating with tax authorities in the applicable European Union jurisdictions to extend the maturity of the payments. We have settled with tax authorities or paid our tax liabilities in full in certain countries. We are in different stages of negotiations with many other jurisdictions, and we are not able to estimate when the rest of the jurisdictions will be settled or paid in full. However, if we were forced to pay the total amount in the next year, it would have a material adverse effect on our liquidity and capital resources since we will not have sufficient cash flow over the next year to pay these obligations and we expect that our ability to borrow funds to pay these obligations would be limited.

Cash Flow

Net cash provided by operations was $36.6 million for the nine months ended September 30, 2009 compared to $51.3 million for the same period in 2008. The decrease is primarily due to increases during the nine months ended September 30, 2008 in deferred revenue attributable to purchase accounting adjustments resulting from the acquisition of Various.

Net cash used in investing activities for the nine months ended September 30, 2009 was $1.7 million compared to $8.1 million for the same period in 2008. This decrease resulted from reduced expenditures on property and equipment.

Net cash used in financing activities for the nine months ended September 30, 2009 was $33.3 million, compared to $15.2 million for the same period in 2008. The increase is primarily due to required payments on our First Lien Senior Secured Notes issued in connection with the acquisition of Various as described below in this section.

Net cash provided by operations was $50.9 million for the year ended December 31, 2008 compared to $4.7 million for the same period in 2007. The increase is primarily due to the cash flows generated from our internet segment as a result of the acquisition of Various in December 2007.

Net cash used in investing activities for the year ended December 31, 2008 was $9.3 million compared to $149.3 million for the same period in 2007. This decrease resulted from the acquisition of Various in 2007. In 2008, we replaced computer hardware and software and such expenditures are normal investments to maintain our websites.

Net cash used in financing activities for the year ended December 31, 2008 was $25.3 million compared to net cash provided by financing activities of $149.0 million for the same period in 2007. The decrease is primarily due to required repayments on our First Lien Senior Secured Notes issued in connection with the acquisition of Various. In addition to the required annual amortization, we are required to make quarterly principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the securities purchase agreement governing the First Lien Senior Secured Notes, or the 2007 Securities Purchase Agreement). From June through November 2007, certain of our existing stockholders invested in a $5.0 million offering of Series B Convertible Preferred Stock, the proceeds of which were used for working capital during 2007 and to pay legal and professional fees related to the Various acquisition.

In December 2007, we acquired Various for approximately $401.0 million. The purchase price of approximately $401.0 million paid to the sellers consisted of approximately $137.0 million in cash and notes valued at approximately $248.0 million, together with related warrants to acquire approximately 2.9 million shares of common stock, valued at approximately $16.0 million. The purchase price gives effect to a $61.0 million reduction attributable to a post-closing working capital adjustment which resulted in a $51.0 million reduction in the value of notes issued and a $10.0 million reduction in cash paid which is being held in escrow. This adjustment is the result of our indemnity claim against the sellers relating to the VAT liability. In addition, legal and other acquisition costs totaling approximately $4.0 million were incurred. The cash portion of the purchase price was obtained through the issuance of notes and warrants, including approximately $110.0 million from certain of our stockholders. On October 8, 2009, we settled all indemnity claims against the sellers (whether claims are VAT related or not) by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. As of December 31, 2009, a total of $7.3 million has been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Subordinated Convertible Notes will be increased by the issuance of new Subordinated Convertible Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference.

Information Regarding EBITDA Covenants

Our note agreements contain certain financial covenants regarding EBITDA. For the year ended December 31, 2008 and for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009 and June 30, 2009, we failed to satisfy our EBITDA covenants with respect to our 2006 Notes and 2005 Notes because of operating performance. For the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 we failed to satisfy our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes due to the liability related to VAT not charged to customers and the purchase accounting adjustment due to the required reduction of the deferred revenue liability to fair value. On October 8, 2009, these events of default were cured. For the quarter ended September 30, 2009, we met our EBITDA covenants with respect to our 2006 Notes and 2005 Notes, each as amended. For the year ended December 31, 2008 and the three and nine months ended September 30, 2009, we met our EBITDA covenants with respect to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. For more information regarding this and other events of default under our note agreements, see the section entitled “Description of Indebtedness.” We are required to maintain the following levels of EBITDA (as it is defined in the particular agreement as noted below) for our outstanding debt:

•	2006 Notes and 2005 Notes — at least $1.0 million for the four-quarter period ending on December 31, 2009 and $3.5 million for each four-quarter period ending on or after March 31, 2010. The EBITDA calculation under the covenant in each of the agreements governing the 2006 Notes and 2005 Notes only allows us to include the EBITDA of FriendFinder Networks Inc. on a standalone non-consolidated basis and, therefore, does not allow us to include the EBITDA of INI or its subsidiaries in this calculation.

However, we may include dividends actually received from INI in this calculation. The EBITDA of FriendFinder Networks Inc., excluding EBITDA of INI, for the twelve month period ended September 30, 2009 based on this calculation was $6.8 million.

•	First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes — at least $85.0 million annualized consolidated EBITDA for INI and its subsidiaries. The annualized EBITDA based on the third quarter of 2009, as defined in the relevant documents, for INI and its subsidiaries was $105.6 million.

Financing Activities

We are currently highly leveraged and our outstanding notes are secured by substantially all of our assets. We intend to repay some of our long-term debt with the proceeds of this offering. Our note agreements contain many restrictions and covenants. To the extent certain of our notes are not repaid in connection with this offering, we will remain subject to such restrictions and covenants. Interest expense for the nine months ended September 30, 2009 and the year ended December 31, 2008 totaled $67.4 million and $80.5 million, respectively.

Events of default under certain of our note agreements raised substantial doubt about our ability to continue as a going concern for the year ended December 31, 2008. On October 8, 2009, subsequent to the issuance of the 2008 financial statements, we obtained waivers of these events of default were cured by obtaining waivers or amendments to our note agreements. Therefore, the conditions that raised substantial doubt about whether we will continue as a going concern no longer exist. See Note S(5), “Subsequent Events” of our December 31, 2008 consolidated financial statements included elsewhere in this prospectus. For more information regarding these amendments and waivers, see the section entitled “— Waivers and Amendments Related to Certain Debt” below. We are current in all of the required interest payments for our debt.

As of September 30, 2009 and December 31, 2008, we had $31.7 million and $31.6 million, respectively in cash and restricted cash.

As of December 31, 2009, we estimate that our total outstanding debt was approximately $536.0 million due to an increase of the 2006 Notes and 2005 Notes principal amount to approximately $46.0 million, an increase of the Subordinated Term Loan Notes principal amount to approximately $41.0 million, a decrease of the First Lien Senior Secured Notes principal amount to approximately $189.0 million, and an increase of the Subordinated Convertible Notes principal amount to approximately $176.0 million.

2006 Notes

As of September 30, 2009, we had approximately $6.1 million in principal amount of our 2006 Notes outstanding. In August 2006, we issued $5.0 million in principal amount of 2006 Notes. Through September 30, 2009, we have issued $1.0 million in principal amount of 2006 Notes in payment for accrued interest on the outstanding notes. In December 2007, we also issued an additional $140,000 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various.

The 2006 Notes mature on July 31, 2010. Interest on the 2006 Notes accrues at a rate of 15% per annum and is payable quarterly in cash after February 1, 2008 in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2006 Notes rank pari passu with our 2005 Notes, and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than those of INI, including trademarks and other intellectual property, provided that the assets of INI and its subsidiaries are subject to a security interest in favor of the 2006 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2006 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2006 Notes after the second anniversary of their issuance at 100.0% of the principal amount, plus accrued and unpaid interest.

The securities purchase agreement governing the 2006 Notes, or the 2006 Securities Purchase Agreement, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

On October 8, 2009 we entered into agreements with our note holders which among other matters waived all existing events of default or amended certain provisions of our note agreements, which waivers and amendments resulted in the curing of such events of default, as described below in “— Waivers and Amendments Related to Certain Debt.”

2005 Notes

As of September 30, 2009, we had approximately $38.4 million in principal amount of our 2005 Notes outstanding.

We originally issued $33.0 million in principal amount of the 2005 Notes in August 2005 as 11% Senior Notes due 2010 along with 588,890 of Series A Convertible Preferred Stock. Through September 30, 2009, we have issued $4.5 million in principal amount of 2005 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional approximately $0.9 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various.

In August 2006, in connection with our offering of the 2006 Notes and as consideration for the waiver of certain defaults under the securities purchase agreement governing the 2005 Notes, or the 2005 Securities Purchase Agreement, we amended the terms of the 2005 Notes to provide, among other matters, that interest on the 2005 Notes would accrue at a rate of 14% per annum and would be paid-in-kind.

In December 2007, in connection with our acquisition of Various and as consideration for the waiver of certain defaults under the 2005 Securities Purchase Agreement, we amended the terms of the 2005 Notes to provide that interest on the 2005 Notes would accrue at a rate of 15% per annum, payable in cash quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2005 Notes mature on July 31, 2010. The 2005 Notes are pari passu with the 2006 Notes and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than INI and its subsidiaries, including trademarks and other intellectual property, provided that the assets of INI and its subsidiaries are subject to a security interest in favor of the 2005 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2005 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2005 Notes after the second anniversary of their issuance at 100.0% of the principal amount, plus accrued and unpaid interest.

The 2005 Securities Purchase Agreement contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

On October 8, 2009 we entered into agreements with our note holders which among other matters waived all existing events of default or amended certain provisions of our note agreements, which waivers and amendments resulted in the curing of such events of default, as described below in “— Waivers and Amendments Related to Certain Debt.”

Subordinated Term Loan Notes

As of September 30, 2009, we had $36.4 million in principal amount of Subordinated Term Loan Notes outstanding.

In October 2004, we issued $35.8 million in aggregate principal amount of Term Loan Notes. In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred Stock,

we used a portion of the net proceeds from those offerings to repay $11.8 million of the Term Loan Notes plus accrued interest. The remaining $24.0 million in principal amount of the Term Loan Notes were held by PET, Florescue Family Corporation and ARE and were reissued as Subordinated Term Loan Notes. From October 2005 to September 30, 2009, we have issued $11.5 million in principal amount of Subordinated Term Loan Notes in payment of accrued interest on the outstanding notes. In October 2006, we issued an additional $0.9 million in principal amount of Subordinated Term Loan Notes to fund part of the purchase price consideration for the Danni.com business.

Interest on the Subordinated Term Loan Notes is payable in arrears annually on October 5 in each year at the rate of 13% per annum. For the three-year period following October 5, 2004, interest is payable in cash or in kind by the issuance of additional Subordinated Term Loan Notes in such principal amount as shall equal the interest payment that is then due, or any combination thereof, at our election; and thereafter until the principal is paid or made available for payment, payable in cash.

The terms of the Subordinated Term Loan Notes provide that, among other things:

•	they are subordinated to the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes;

•	we may not redeem the Subordinated Term Loan Notes while the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes remain outstanding;

•	we are restricted from paying cash interest on the Subordinated Term Loan Notes until we have maintained consolidated EBITDA of at least $25.0 million for the prior four consecutive fiscal quarters and attain an interest coverage ratio of at least 3:1; and

•	upon the occurrence of a change of control, the holders of the Subordinated Term Loan Notes will have the right to require us to concurrently purchase their notes at 101.0% of the face value thereof, plus accrued and unpaid interest, if any, provided, however, that such right shall only be exercisable if the holders of the 2006 Notes and the 2005 Notes have exercised their repurchase right. We do not expect this offering to result in a change of control.

On October 8, 2009 we entered into agreements with our note holders which among other matters waived all existing events of default or amended certain provisions of our note agreements, which waivers and amendments resulted in the curing of such events of default, as described below in “— Waivers and Amendments Related to Certain Debt.”

First Lien Senior Secured Notes

As of September 30, 2009, we had $199.7 million of First Lien Senior Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, our wholly-owned subsidiary, INI, issued approximately $257.3 million in principal amount of First Lien Senior Secured Notes. Commencing the quarter ending March 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the 2007 Securities Purchase Agreement) (if any) of INI and its subsidiaries for such quarterly period. Through September 30, 2009, we have made $57.6 million of such payments.

The First Lien Senior Secured Notes mature on June 30, 2011. Interest on the First Lien Senior Secured Notes accrues at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) three-month LIBOR, as further defined in the 2007 Securities Purchase Agreement for the applicable interest period. Interest on the First Lien Senior Secured Notes is payable quarterly in arrears on each March 31, June 30, September 30 and December 31. For the nine months ended September 30, 2009, we made approximately $30.0 million of aggregate cash and non-cash interest payments on the First Lien Senior Secured Notes.

The First Lien Senior Secured Notes are secured by a first-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries and secured by a first-priority lien on their assets. These guarantees are the senior secured obligations of each such subsidiary guarantor. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the First Lien Senior Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries of the First Lien Senior Secured Notes are subordinated to our respective obligations under our 2006 Notes and 2005 Notes.

INI may, at its option, redeem the First Lien Senior Secured Notes, in whole but not in part, at the redemption prices (expressed as percentages of principal amount thereof) set forth below plus accrued and unpaid interest, on the First Lien Senior Secured Notes redeemed, to the applicable redemption date:

•	102.0%, if redeemed on or before December 6, 2010; and

•	100.0%, if redeemed after December 6, 2010.

Commencing December 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes in annual installments on the 45th day following the date set forth below, in an aggregate amount equal to the greater of (x) 90% of the Excess Cash Flow (if any) of INI and its subsidiaries for the quarter most recently ended on December 31 and (y) the amount specified below for each such date, less the aggregate amount of all repayments, if any, made in the immediately preceding three quarters:

•	December 31, 2009, an installment amount of approximately $38.6 million;

•	December 31, 2010, an installment amount of approximately $51.5 million; and

•	June 30, 2011, an installment amount of approximately $141.5 million.

The 2007 Securities Purchase Agreement, as amended, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The restrictive payments covenant prohibits dividends or other cash distributions from Various and INI to us subject to certain limited exceptions including an exception that permits making payments for certain tax obligations, an exception that permits paying dividends from INI to us and, provided no event of default is occurring or would result therefrom, an exception that permits INI to make payments to us for (i) not more than $6.0 million during the first quarter of fiscal 2008 ($5.0 million of which was to be used for general corporate purposes, including expenses related to this offering, and $1.0 million which was to be used solely to pay actual fees and expenses related to this offering), (ii) not more than $5.0 million up to and including the fourth quarter of fiscal 2009 for the actual fees and expenses of third parties related to this offering and (iii) cash interest payments on the 2005 Notes and 2006 Notes and to pay certain operating expenses commencing in the second quarter of fiscal 2008 in an amount per fiscal quarter not to exceed $1.0 million plus the Available Excess Cash Flow (as defined in the 2007 Securities Purchase Agreement), which cash payments may only be made out of Available Excess Cash Flow. Further, if such additional $1.0 million (or any portion thereof) is not needed to make both the cash interest payments as well as the operating expense payments, the additional $1.0 million (or any portion thereof) will not be paid to us.

The holders of the First Lien Senior Secured Notes have the option of requiring INI to repurchase the First Lien Senior Secured Notes in full at a price determined based on the repurchase date (on the same schedule as INI’s optional redemption price discussed above) upon a Liquidity Event (defined as a liquidation, winding up, change of control (which includes, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, sale of all or a material part of our assets or the assets of INI). We do not expect this offering to result in a change of control.

On October 8, 2009 we entered into agreements with our note holders which among other matters waived all existing events of default or amended certain provisions of our note agreements, which waivers and amendments resulted in the curing of such events of default, as described below in “— Waivers and Amendments Related to Certain Debt.”

Second Lien Subordinated Secured Notes

As of September 30, 2009, we had $80.0 million of Second Lien Subordinated Secured Notes outstanding. On December 6, 2007, INI issued to the sellers $80.0 million in principal amount of Second Lien Subordinated Secured Notes in partial payment of the purchase price for Various.

The Second Lien Subordinated Secured Notes mature on December 6, 2011. Interest on the Second Lien Subordinated Secured Notes accrues at a rate of 15% per annum and is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The Second Lien Subordinated Secured Notes are secured by a second-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries, including Various, and secured by a second-priority lien on their assets. These guarantees are the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the purchasers of the First Lien Senior Secured Notes. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the Second Lien Subordinated Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries are also our respective secured obligations, but are subordinate to our respective obligations under our 2006 Notes and 2005 Notes and the First Lien Senior Secured Notes.

We may redeem the Second Lien Subordinated Secured Notes, in whole or in part, at any time subject to the rights of the holders of the First Lien Senior Secured Notes under the intercreditor agreement between the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes. This agreement provides that no redemption of the Second Lien Subordinated Secured Notes may occur until the First Lien Senior Secured Notes are repaid in full after which principal on the Second Lien Subordinated Secured Notes is payable quarterly to the extent of 90% of Excess Cash Flow (as defined in the 2007 Sellers’ Securities Agreement). The redemption price for the Second Lien Subordinated Secured Notes will be 100.0% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the redemption date.

The sellers’ securities agreement governing the Second Lien Subordinated Secured Notes, or the 2007 Sellers’ Securities Agreement, as amended, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. These covenants are substantially identical to those contained in the First Lien Senior Secured Notes.

The holders of the Second Lien Subordinated Secured Notes are entitled to have INI repay the Second Lien Subordinated Secured Notes in full upon a Liquidity Event (defined as a liquidation, winding up, change of control (which includes, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, or a sale of all or a material part of our assets or the assets of INI). We do not expect this offering to result in a change of control. Subject to the prior payment of the waiver fees related to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes and the payment in full of the First Lien Senior Secured Notes, upon an initial public offering, we will cause INI to prepay the Second Lien Subordinated Secured Notes using the remaining proceeds from such initial public offering, if any, net of any amounts required to pay fees and expenses related to such initial public offering for working capital purposes or for strategic acquisitions, in an amount equal to the greater of (x) the amount by which such remaining net cash proceeds exceed INI’s reasonable allocation of a portion of such net proceeds for use as working capital and then identified strategic acquisitions and (y) ninety percent of such remaining net cash proceeds. Any such prepayment of the Second Lien Subordinated Secured Notes will be at a price equal to 100.0% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the repayment date.

On October 8, 2009 we entered into agreements with our note holders which among other matters waived all existing events of default or amended certain provisions of our note agreements, which waivers and amendments resulted in the curing of such events of default, as described below in “— Waivers and Amendments Related to Certain Debt.”

Subordinated Convertible Notes

As of September 30, 2009, we had $156.1 million in principal amount of Subordinated Convertible Notes outstanding reflecting reductions of $64.3 million and $1.1 million, and an increase of $6.9 million as described below. On December 6, 2007, INI issued Subordinated Convertible Notes in the original aggregate principal amount of $170.0 million in partial payment of the purchase price for Various.

The Subordinated Convertible Notes mature on December 6, 2011. Interest on the Subordinated Convertible Notes is payable at a rate of 6% per annum and until the 2006 Notes, 2005 Notes, First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes are repaid in full such interest may only be paid in additional Subordinated Convertible Notes. Thereafter, interest may be paid in additional Subordinated Convertible Notes at INI’s option, and may be prepaid at INI’s option, in whole or in part, at 100.0% of principal amount redeemed plus accrued and unpaid interest. The Subordinated Convertible Notes are the unsecured obligation of INI and we have guaranteed INI’s obligations under the Subordinated Convertible Notes. The Subordinated Convertible Notes are subordinate in right of payment to INI’s First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. Our guarantee is subordinated to the prior payment of our 2006 Notes and our 2005 Notes and our guarantee of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and pari passu in right of payment with the Subordinated Term Loan Notes described below.

On October 8, 2009, we entered into an agreement with the holders of the Subordinated Convertible Notes, which eliminated our option to convert the Subordinated Convertible Notes. The Subordinated Convertible Notes are convertible, at the holder’s option, into shares of our common stock, in whole or in part, at any time through and including the maturity date of such notes after the later to occur of (i) the one-year anniversary of the date of issuance of such notes and (ii) the consummation of an initial public offering. The conversion price will be equal to the per share offering price in this offering. If the notes are converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes will be limited in number to the number of shares equal to 17% of our fully diluted equity calculated at the time of the first such conversion. The Subordinated Convertible Notes are being held in escrow to secure indemnity obligations of the sellers to INI. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On October 8, 2009, we settled and released all indemnity claims against the holders of the Subordinated Convertible Notes by reducing the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million cash held in a working capital escrow established at the closing of the Various transaction.

The Subordinated Convertible Notes are also subject to reduction to the extent certain post closing bonuses of up to $3.5 million are paid by Various over a three year period. During 2008, as a result of payment of $1.4 million in bonuses which was charged to expenses, the Subordinated Convertible Notes were reduced by $1.1 million. On June 30, 2008, INI issued additional Subordinated Convertible Notes in the amount of $5.8 million as payment in kind for its interest obligation. On December 31, 2008, INI issued additional Subordinated Convertible Notes in the amount of $1.1 million as payment in kind for its interest obligation.

Waivers and Amendments Related to Certain Debt

On October 8, 2009, we entered into agreements with our note holders which among other matters waived or cured all existing events of default under certain of our note agreements.

Pursuant to these agreements, we and the note holders agreed that the proceeds of a qualified IPO, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively, as described below; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 and 2006 Notes at a redemption price of 100%. For further discussion of the use of the proceeds from this offering see the section entitled “Use of Proceeds.”

In addition to waiving the events of default, the holders of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes agreed to amend certain covenants and add additional covenants under their respective agreements. Among other things, the following covenants were added or amended. First, the right of the holders of the First Lien Senior Secured Notes to appoint one board designee and one board observer to our board of directors and the right of the holders of the Second Lien Subordinated Secured Notes to appoint one board designee and one board observer to our board of directors were modified in anticipation of our initial public offering. Second, a requirement was added that any refunds or successful claims against third parties related to the VAT liability be treated as Excess Cash Flow (as defined in the applicable note agreement). Third, the restricted payments covenant was amended to allow INI to upstream cash to us for certain tax payments made by us on behalf of INI, to upstream up to $5.0 million for certain expenses in connection with a qualified IPO until and including the fourth fiscal quarter of 2009, and, starting with the second fiscal quarter of 2008, to upstream up to $1.0 million plus Available Excess Cash Flow (as defined in the applicable note agreement) to pay cash interest payments and certain operating expenses. Fourth, a negative covenant was added to restrict payments relating to VAT liability to $10.0 million in aggregate through the third fiscal quarter of 2010 and $10.0 million in the aggregate from the fourth fiscal quarter of 2010 to June 31, 2011. Fifth, the minimum consolidated coverage ratio was amended from 1.5:1.0 to 1.7:1.0 for the remaining periods in 2009, from 1.7:1.0 to 1.8:1.0 for periods in 2010, from 1.9:1.0 to 2.0:1.0 for periods in 2011 until March 31, 2011 and from 1.9:1.0 to 2.1:1.0 for periods thereafter. Sixth, the maximum total debt ratio remained at 5.6:1.0 for remaining periods in 2009, and was amended from 5.6:1.0 for the three months ending March 31, 2010, 5.7:1.0 for the three month periods ending June 30, 2010 and September 30, 2010, and 5.1:1.0 for the three months ending December 31, 2010 to 5.3:1.0 for periods in 2010, from 5.1:1.0 to 4.8:1.0 for periods in 2011 until March 31, 2011 and remained at 3.4:1.0 for periods thereafter. Finally, certain definitions connected to financial covenants were amended to accommodate the VAT liability and the fees paid in connection with the waivers and amendments. In addition, new events of default were added including if the total VAT liability incurred before July 1, 2008 exceeds $45.4 million, if we incur any new liens related to VAT liability, and if we consummate an IPO with gross proceeds of less than $100.0 million. The modifications to these note agreements had minimal impact on our liquidity and capital resources as payments of VAT liabilities and the upstreaming of cash to us by INI had previously been made and the continuation of such payments were contemplated in our internal forecasts of operations. The amendments were enacted to permit such expenditures both retroactively and prospectively. INI had adequate capital available to pay the cash amendment fees required by the amendment and the financial covenants noted above were changed to take into account the reduction of paid-in-kind interest going forward on the Subordinated Convertible Notes. The modifications limiting payment of VAT liabilities will also not have a significant impact on our liquidity and capital resources as the contemplated expenditures are within the limits set forth in the amended covenants.

In consideration for the amendments, waivers and consents, we paid the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes an amendment fee equal to 2% of the outstanding principal amount of First Lien Senior Secured Notes, or approximately $4.0 million, and 2% of the outstanding principal amount of Second Lien Subordinated Secured Notes, or approximately $1.6 million, respectively. In addition, we have agreed to pay, at the earlier of the consummation of a qualified IPO or March 31, 2010, an additional waiver fee equal to 1% of the principal amount of First Lien Senior Secured Notes outstanding at the time to the holders of the First Lien Senior Secured Notes, which we expect to be approximately $1.9 million on the date we consummate this offering, and 1% of the principal amount of Second Lien Subordinated Secured Notes outstanding at the time to the holders of the Second Lien Subordinated Secured Notes, which we expect to be approximately $0.8 million on the date we consummate this offering.

The holders of the 2005 Notes and 2006 Notes, in addition to waiving events of default, also agreed, among other matters, to amend certain covenants and add additional covenants. Among other things, the following covenants were added or amended. First, the right of the holders of the 2005 Notes and 2006 Notes to appoint one board designee and one board observer to our board of directors was modified in anticipation of our initial public offering. Second, a negative covenant was added to restrict payments relating to VAT liability to $10.0 million in aggregate through the third fiscal quarter of 2010 and $10.0 million in aggregate from the fourth fiscal quarter of 2010 to June 31, 2011. Third, we agreed to maintain consolidated EBITDA (as defined in the applicable note agreement) of at least $1.0 million for the four-quarter period ending December 31, 2009 and at least $3.5 million for each four quarter period ending on or after March 31, 2010. Fourth, the minimum consolidated coverage ratio was amended from 2.0:1.0 for the twelve month period ending

December 31, 2009 to 0.1 for the quarter period ending December 31, 2009 and from 2.4:1.0 for each of the twelve month periods ending March 31, 2010 and June 30, 2010 to 0.35 for each quarter period ending on or after March 31, 2010. Fifth, a new covenant was added that caps qualified IPO expenses at $11.0 million. Finally, certain definitions connected to financial covenants were amended to accommodate the VAT liability and the fees paid in connection with the waivers and amendments. In addition, new events of default were added including if the total VAT liability incurred before July 1, 2008 exceeds $45.4 million, if we incur any new liens related to VAT liability, and if we consummate an IPO with gross proceeds of less than $100.0 million. The modifications to the financial covenants in these note agreements had a significant positive impact on our liquidity and capital resources as we were unable to meet the financial covenants before they were amended. The modified financial covenants are consistent with our internal forecasts of operations. The modifications limiting payment of VAT liabilities and qualified IPO expenses will not have a significant impact on our liquidity and capital resources as the contemplated expenditures are within the limits set forth in the amendment and are included in our internal forecasts of operations.

In consideration for the amendments and waivers, we issued additional notes to the holders of the 2005 and 2006 Notes, in an amount equal to 4% of the aggregate outstanding principal amount of the 2005 Notes and 2006 Notes on October 8, 2009, or approximately $1.5 million in principal amount of 2005 Notes and approximately $0.2 million in principal amount of 2006 Notes.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

		Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Long-term Notes Payable, including current portion:(1)(2)
2005 Notes	$38,374	$—	$38,374	$—	$—
2006 Notes	6,156	—	6,156	—	—
First Lien Senior Secured Notes	233,001	1,398	231,603	—	—
Second Lien Subordinated Secured Notes	80,000	—	80,000	—	—
Subordinated Term Loan Notes	36,432	—	36,432	—	—
Subordinated Convertible Notes	111,206	—	111,206	—	—
Various, Inc. Consulting Agreement(3)	4,000	1,000	3,000	—	—
Capital Lease Obligations and Miscellaneous Notes(4)	172	80	92	—	—
Operating Leases(5)	14,557	1,762	3,388	3,548	5,859
Other(6)	6,404	4,846	1,558	—	—
Total(7)	$530,302	$9,086	$511,809	$3,548	$5,859

(1)	The entire principal amount of the 2005 Notes and 2006 Notes is due in July 2010. Of the $233.0 million outstanding principal amount of First Lien Senior Secured Notes, $33.3 million was paid prior to September 30, 2009 and $18.4 million is due in February 2010. The balance of the principal amount of the First Lien Senior Secured Notes as well as the principal amount of the Second Lien Subordinated Secured Notes, the Subordinated Term Loan Notes and the Subordinated Convertible Notes is due after September 30, 2010. It is contemplated that the proceeds of this offering, along with cash on hand, will repay the principal amount of the First Lien Senior Secured Notes. For further discussion of the application of the use of proceeds from this offering see the section entitled “Use of Proceeds.”

(2)	We are required to use the net cash proceeds from an initial public offering of our common stock as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the offering and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the offering will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively, as described below; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 and 2006 Notes at a redemption price of 100%. For further discussion of the use of the proceeds from this offering see the section entitled “Use of Proceeds.”

(3)	In connection with the acquisition of Various, we entered into a consulting agreement for which a non-revocable payment obligation to the former owners is treated as a non-interest bearing obligation. The obligation was recorded at a present value of $3.6 million using a discount rate of 15%.

(4)	Represents our contractual commitments for lease payments on computer hardware equipment.

(5)	Represents our minimum rental commitments for non-cancellable operating leases of office space.

(6)	Other commitments and obligations are comprised of contracts with software licensing, communications, computer hosting, and marketing service providers. These amounts totaled $6.7 million for less than one year and $6.5 million between one and three years. Contracts with other service providers are for 30 day terms or less.

(7)	For the year ending December 31, 2008 we incurred interest expense of $80.5 million. Interest expense over the life of our various note agreements will fluctuate due to amortization of principal payments and fluctuations in floating interest rates and as such future interest payments are not yet ascertainable.

Off-Balance Sheet Transactions

As of September 30, 2009, we did not have any off-balance sheet arrangements.

Related Party Transactions

For additional discussion of our related party transactions, see the section entitled “Certain Relationships and Related Party Transactions.”

General Media, Inc. Transaction

General Media, Inc., or GMI, a Delaware corporation formed in 1993, filed for bankruptcy on August 12, 2003. In September 2003, Marc Bell and Daniel Staton formed PET to acquire GMI’s secured notes and preferred stock. On October 5, 2004, GMI emerged from Chapter 11 protection with new equity distributed entirely to the holders of the GMI secured notes. The reorganized capital structure also included approximately $35.8 million of Term Loan Notes distributed to former secured and unsecured creditors and a credit facility for up to $20.0 million funded by NAFT Ventures I LLC, or NAFT, an affiliate of Messrs. Bell and Staton. An unaffiliated fund also participated in the exit financing facility. Concurrently with the plan closing, we changed our name to Penthouse Media Group Inc. and PET sold a minority position of non-voting Series B common stock to IBD. This transaction was part of a broader settlement agreement, which ended all litigation among the parties to the transaction and allowed the company to emerge from bankruptcy without further delay. Within a year, all of the unsecured creditors with valid claims were paid in full.

Management Agreement

In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Marc H. Bell and Daniel C. Staton, or the managers, whereby certain management services are to be performed by these managers as designated by our board of directors. The agreement is for a term of five years with an annual fee of $0.5 million which amount is included in general and administrative expenses for each of the years ended December 31, 2008, 2007 and 2006. The fee is subject to increase at the rate of 10% of EBITDA of our business, exclusive of EBITDA attributable to the acquisition of Various, but annual compensation cannot exceed $1.0 million. We have yet to increase the fee as the EBITDA hurdles have not been attained. In addition, the agreement provides that the managers may participate in our future bonus pool and stock option plans. On August 17, 2005, the management agreement was amended to limit the total annual fee to be paid to the managers to a maximum of $0.5 million so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the annual fee as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton, which will become effective upon the consummation of this offering and the receipt of any other third party consents required. For each of the years ended December 31, 2008 and 2007, Bell & Staton

Inc. was paid $0.5 million. These payments were in violation of the covenant in the management agreement prohibiting the payment of fees if there is a default of the 2006 Notes or 2005 Notes and violated the restricted payment covenant in our 2006 Notes, 2005 Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. These payment violations were waived on October 8, 2009 pursuant to waiver and amendment agreements pertaining to each of these securities. On October 8, 2009, we amended the management agreement to extend the term of the management agreement until the consummation of an initial public offering of our common stock as described in such amendment.

Boca Raton Lease

Effective January 1, 2005, we entered into a lease with 6800 Broken Sound LLC, an affiliate of Marc H. Bell, and currently lease 3,533 square feet of space in an office building in Boca Raton, Florida. The lease currently provides for an annual base rent of $57,909, payable in equal monthly installments, increasing to an annual base rent of $59,646 in the final year of the lease. We are also responsible for certain costs, including property taxes, utilities, repairs, maintenance, alterations, cleaning and insurance currently estimated to be $49,956 per annum, increasing to an estimated $52,999 per annum in the final year of the lease. Total rent expense under this lease agreement was approximately $117,500, $111,000 and $159,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

August 2005 Purchase of Series A Convertible Preferred Stock

In August 2005, in connection with our offering of Series A Convertible Preferred Stock and 2005 Notes, PET Capital Partners II LLC, or PET II, whose members consist of Messrs. Bell, Florescue and Staton or their affiliates, purchased 420,635 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $5.0 million, or approximately $11.89 per share. In addition, ARE purchased 252,380 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3.0 million, or approximately $11.89 per share.

August 2006 Purchase of Series A Convertible Preferred Stock

In August 2006, PET II purchased an additional 378,597 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $4.5 million, or approximately $11.89 per share and ARE purchased an additional 126,199 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $1.5 million, or approximately $11.89 per share.

August 2006 Purchase of 2006 Notes and Related Warrants

In August 2006, we issued $5.0 million of 2006 Notes and warrants to purchase an aggregate of 441,469 shares of common stock at an exercise price of $0.0002 for an aggregate purchase price of approximately $5.0 million. As part of the transaction, certain funds affiliated with the Post Advisory Group, LLC, or Post, owners of our Series A Convertible Preferred Stock and, at the time of the transaction, holders of five percent or more of a class of our voting securities, participated in the offering of our 2006 Notes and related warrants. Funds affiliated with Post purchased $3.9 million in principal amount of 2006 Notes and warrants to purchase 344,346 shares of our common stock at an exercise price of $0.0002 per share for an aggregate purchase price of approximately $3.9 million, of which approximately $172,000 was allocated to the purchase of the warrants. In addition, Satellite Senior Income Fund, LLC, or Satellite, owners of our Series A Convertible Preferred Stock and, at the time of the transaction, holders of five percent or more of a class of our voting securities, participated in the offering of our 2006 Notes and related warrants. Satellite purchased $1.1 million in principal amount of 2006 Notes and warrants to purchase 97,123 shares of our common stock at an exercise price of $0.0002 per share for an aggregate purchase price of approximately $1.1 million, of which approximately $48,500 was allocated to the purchase of the warrants.

Messrs. Bell and Staton subsequently purchased Satellite’s 2006 Notes, as well as their 2005 Notes. We were not a party to this transaction. As of September 30, 2009, each of Messrs. Bell and Staton hold $6.5 million in aggregate principal amount of our 2006 Notes and 2005 Notes.

Purchase of Subordinated Term Loan Notes

In October 2004, PET and ARE participated in our issuance of $35.8 million in aggregate principal amount of Term Loan Notes. In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred Stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Term Loan Notes plus accrued interest. The Term Loan Notes held by PET and ARE were not repaid, but exchanged for Subordinated Term Loan Notes with a principal amount of approximately $24.0 million. Messrs. Bell and Staton indirectly own PET. In October 2006, PET purchased an additional $0.9 million in principal amount of Subordinated Term Loan Notes. We used the proceeds to fund part of the purchase price consideration for the Danni.com business. Interest on the Subordinated Term Loan Notes is payable in arrears annually at the rate of 13% per annum. As we are restricted from paying cash on the Subordinated Term Loan Notes until we have maintained consolidated EBITDA of at least $25.0 million for the prior four consecutive fiscal quarters and attain an interest coverage ratio of at least 3:1, all interest on our Subordinated Term Loan Notes has been paid in kind. In 2008, 2007 and 2006, PET received additional Subordinated Term Loan Notes in the amount of approximately $3.7 million, $3.3 million and $2.8 million, respectively, and ARE received additional Subordinated Term Loan Notes in the amount of approximately $338,504, $299,561 and $265,098, respectively, as payment of interest for those years. As of September 30, 2009, PET owns approximately $0.9 million in principal amount of our Subordinated Term Loan Notes after having disbursed some of its holdings to its members. The largest principal amount outstanding to date owned by PET was $32.2 million. None of the principal amount owned by PET has been paid. Mr. Bell and Mr. Staton have interests in approximately $0.4 million and $0.5 million, respectively, of the principal amount outstanding on the Subordinated Term Loan Notes owned by PET. In addition, each of Messrs. Bell and Staton owns, either directly or through an affiliated entity, approximately $15.5 million and $15.5 million, respectively, in principal amount of our Subordinated Term Loan Notes as a result of the disbursement from PET, which is the largest principal amount outstanding to date for each holder and none of which has been paid. As of September 30, 2009, Absolute Income Fund Limited, the successor to ARE, owns approximately $2.9 million in principal amount of our Subordinated Term Loan Notes, which is the largest principal amount outstanding to date and none of which has been paid.

In August 2006, Florescue Family Corporation purchased approximately $0.9 million in principal amount of our Subordinated Term Loan Notes from PET and ARE. Barry Florescue, one of our directors, is the president and a majority shareholder of Florescue Family Corporation and has beneficial interest over all the Subordinated Term Loan Notes owned by Florescue Family Corporation. In 2008, 2007 and 2006 Florescue Family Corporation received additional Subordinated Term Loan Notes in the amount of $148,898, $131,768 and $116,609, respectively, as payment of interest for those years. As of September 30, 2009, Florescue Family Corporation owns approximately $1.3 million in principal amount of our Subordinated Term Loan Notes, which is the largest principal amount outstanding to date and none of which has been paid.

As of September 30, 2009 there was $36.4 million aggregate principal amount outstanding of Subordinated Term Loan Notes. We have not repaid any principal of this loan. We have accrued $1.1 million and $1.0 million in interest for the years ended December 31, 2008 and 2007, respectively, on the Subordinated Term Loan Notes.

Series B Convertible Preferred Stock Offering

In December 2007, certain of our existing stockholders, including Messrs. Bell and Staton, Florescue Family Corporation and ARE, purchased an aggregate of 8,444,854 shares of Series B Convertible Preferred Stock at a purchase price of $0.59208 per share. The aggregate proceeds of $5.0 million were used to help fund the acquisition of Various and for general corporate purposes.

In connection with the sale of Series B Convertible Preferred Stock, we issued additional warrants to 15 holders of our Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. These holders, who at the time of the issuance held in the aggregate securities convertible into approximately 1,737,000 shares of our common stock, were issued additional warrants to purchase a total of 2,251,005 shares of our common stock at an exercise price of $0.0002 at the time of the issuance of a total of 8,444,854 shares of Series B Convertible

Preferred Stock at a purchase price of $0.59208 per share. At the time of the issuance, certain of these holders were holders of five percent or more of a class of our voting securities. Funds affiliated with Post received warrants to purchase an aggregate of 1,297,697 shares of our common stock at an exercise price of $0.0002. Funds affiliated with Canyon Capital Advisors LLC received warrants to purchase an aggregate of 302,174 shares of our common stock at an exercise price of $0.0002. Satellite received warrants to purchase an aggregate of 628,156 shares of our common stock at an exercise price of $0.0002.

Purchase of First Lien Senior Secured Notes by Marc H. Bell, Staton Family Investments, Ltd. and Satellite

In December 2007, Mr. Bell purchased approximately $5.2 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. This is the largest principal amount outstanding on the First Lien Senior Secured Notes owned by Mr. Bell to date. In December 2007, Staton Family Investments, Ltd. also purchased approximately $5.2 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. Mr. Staton is president of Staton Family Investments, Ltd. and has beneficial interest over all the First Lien Senior Secured Notes owned by Staton Family Investments, Ltd. This is the largest principal amount outstanding on the First Lien Senior Secured Notes owned by Staton Family Investments, Ltd. to date. In December 2007, Satellite purchased approximately $100 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. This is the largest principal amount outstanding on the First Lien Senior Secured Notes owned by Satellite to date. Interest on the First Lien Senior Secured Notes accrues at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the three-month LIBOR, as further defined in the 2007 Securities Purchase Agreement for the applicable interest period. In 2008, Mr. Bell received $0.7 million in interest payments and $0.5 million in principal payments, Staton Family Investments, Ltd. received $0.7 million in interest payments and $0.5 million in principal payments, and Satellite received $12.1 million in interest payments and $8.6 million in principal payments on the First Lien Senior Secured Notes. As of September 30, 2009, Mr. Bell received $1.1 million in interest payments and $1.2 million in principal payments, Staton Family Investments, Ltd. received $1.1 million in interest payments and $1.2 million in principal payments, and Satellite received $18.7 million in interest payments and $19.2 million in principal payments on the First Lien Senior Secured Notes. As of September 30, 2009, Mr. Bell owns approximately $4.0 million, Staton Family Investments, Ltd. owns approximately $4.0 million, and Satellite owns approximately $63.6 million in principal amount of the First Lien Senior Secured Notes. In connection with the purchase of our subsidiary’s First Lien Senior Secured Notes, Mr. Bell and Staton Family Investments, Ltd. each received warrants for 84,342 shares of our common stock valued at $0.5 million and Satellite received warrants for 1,636,224 shares of our common stock valued at approximately $9.1 million.

Letter Agreement with Sellers of Various

The original terms of the stock purchase agreement for the Various acquisition called for the majority of the purchase price to be paid in cash. By early December 2007, it became apparent that we would only be able to raise a portion of that consideration in cash. A negotiation then ensued in which we sought to persuade the sellers to accept additional securities in lieu of some of the cash in payment of the purchase price, which offer was accepted by the sellers. The negotiation was conducted under extreme time pressure due to the deadline for closing the acquisition, which had already been extended. It was impracticable in the time available for us to issue additional equity securities. Consequently, at the closing of the Various acquisition on December 6, 2007, PET, Staton Family Investments, LLC, Staton Media, LLC, Staton Family Perpetual Trust and Marc H. Bell, collectively referred to as the principals, entered into an agreement with the principals of Andrew B. Conru Trust Agreement and the Mapstead Trust, created on April 16, 2002, collectively referred to as the sellers, pursuant to which the principals and sellers agreed, among other things, that:

•	the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.20 per share, at any time until the consummation of an initial public offering. The option was subject to a vesting schedule pursuant to which the option vested in part immediately, and in part after each of six, nine and twelve months. However, this vesting schedule was subsequently amended as described below.

•	in the event (i) there is a default under the letter agreement; (ii) the outstanding balance of the First Lien Senior Secured Notes held by the sellers is greater than or equal to $50.0 million, and there is an interest or principal payment default under the 2007 Securities Purchase Agreement, which is not cured at least two days prior to the applicable time frame within which cure is permitted under the 2007 Securities Purchase Agreement; (iii) the outstanding balance of the notes is less than $50.0 million, and there is an interest or principal payment default under the 2007 Securities Purchase Agreement that has been called for immediate payment by the Required Holders (as defined in the 2007 Securities Purchase Agreement) pursuant to the terms of the 2007 Securities Purchase Agreement; or (iv) the First Lien Senior Secured Notes are not paid in full within 3.5 years after issuance, the sellers shall have the right to require the principals to purchase their outstanding First Lien Senior Secured Notes, in whole or in part, together with the related warrants to purchase shares of our common stock that are then still outstanding, and the principals will purchase such First Lien Senior Secured Notes and related outstanding warrants, at a purchase price equal to the then outstanding principal amount of the First Lien Senior Secured Notes required to be purchased, plus accrued and unpaid interest on such First Lien Senior Secured Notes through the date of purchase. This provision was subsequently deleted by amendment as described below;

•	the principals granted the sellers a security interest in all our equity securities owned by the principals to secure the performance of the principals’ obligations referenced in the foregoing item. This provision was subsequently deleted by amendment as described below;

•	in the event that, at any time and from time to time, after the issuance of the First Lien Senior Secured Notes to sellers, any seller receives a bid price equal to or greater than 97% of par plus accrued and unpaid interest to purchase such seller’s First Lien Senior Secured Notes and related outstanding warrants, in whole or in part, such seller shall sell its First Lien Senior Secured Notes and the related outstanding warrants pursuant to such bid; and (ii) each seller shall, at all times for so long as it owns any First Lien Senior Secured Notes, maintain with Imperial Capital, LLC and/or such other broker as the principals shall designate an offer price not greater than par plus accrued and unpaid interest to sell its First Lien Senior Secured Notes and related outstanding warrants. This provision was subsequently deleted by amendment as described below; and

•	for so long as any First Lien Senior Secured Notes owned by any seller remain outstanding, the principals are restricted from selling, transferring or otherwise disposing of their First Lien Senior Secured Notes except subject to certain exceptions. This provision was subsequently revised by amendment as described below.

The letter agreement terminates upon the (i) sale, transfer or other disposition of all First Lien Senior Secured Notes owned by the sellers to an unrelated third party, (ii) the repayment in full of such First Lien Senior Secured Notes, or (iii) the consummation of this offering.

On May 14, 2008, the letter agreement was amended to reflect the sellers’ decision to retain their outstanding First Lien Senior Secured Notes, instead of selling them, as contemplated by the original letter agreement. The principals and the sellers agreed, among other things, to the following amendments which remain in effect to date:

•	the principals no longer have an obligation to purchase the sellers’ First Lien Senior Secured Notes or to grant a security interest in any equity securities owned by the principals;

•	the sellers no longer have an obligation to sell their First Lien Senior Secured Notes at a certain bid price;

•	the principals granted the sellers an immediately exercisable option to purchase from time to time from the principals, an aggregate of approximately 1,000,000 shares of our common stock at the exercise price of $0.20 per share, at any time until the consummation of an initial public offering;

•	the principals are no longer restricted from selling their First Lien Senior Secured Notes. Instead, until the later of (i) the repayment in full of the First Lien Senior Secured Notes owned by any seller and (ii) the consummation of an initial public offering, no principal may sell, transfer or otherwise dispose of any of our securities subject to the purchase option or permit them to become subject to any liens; and

•	the letter agreement terminates upon the consummation of this offering and the completion of transfer of any equity securities required by the amendment to be transferred.

In December 2009, the sellers exercised their rights to purchase an aggregate of approximately 1,000,000 shares of our common stock from the principals pursuant to this agreement, such exercise to be effective immediately prior to the consummation of this offering.

Letter Agreement with ARE

At the closing of the Various acquisition on December 6, 2007, Mr. Bell and an affiliate of Mr. Staton, together referred to as the principals, entered into an agreement with ARE whereby the principals granted ARE an option to purchase from time to time from the principals, 128,900 shares of our common stock at the exercise price of $0.20 per share. We were also a signatory to this agreement. The option may be exercised at any time prior to the consummation of an underwritten initial public offering, defined as an IPO, of our common stock or upon the occurrence of any liquidation, merger, change of control, winding-up or sale of substantially all of our assets, each of the foregoing being defined as a Liquidity Event. The option terminates if it has not been exercised prior to the consummation of a Liquidity Event.

On October 8, 2009, pursuant to a binding term sheet, we agreed to enter into agreements with each of Messrs. Bell, Staton, Conru and Mapstead effective upon the consummation of this offering, to compensate each of Messrs. Bell and Staton for the sale by Mr. Bell, an affiliate of Mr. Bell and affiliates of Mr. Staton of the options described above and under “—Letter Agreement with Sellers of Various,” which were issued to facilitate the consummation of the Various acquisition, to compensate Messrs. Bell and Stanton for their continued service to our company and to pay a consent fee to each of the sellers. Each of Messrs. Bell and Staton will receive cash equal to the product of (i) 37.5% of the initial per share offering price of our common stock in this offering times (ii) the number of shares of our common stock that such individual or his affiliates contributed toward the consummation of the Various acquisition. The sellers will together receive cash in the aggregate equal to product of (i) 37.5% of the initial per share offering price of our common stock in this offering times (ii) 22,959,263 shares of our common stock, which cash will be allocated between the sellers. We may not make payments under these compensatory agreements until (i) the repayment in full of the 2005 Notes, the 2006 Notes and the First Lien Senior Secured Notes and (ii) the closing of a public or private offering of any equity or debt securities after the consummation of this offering. We are not obligated to make any payments pursuant to these agreements unless the per share trading price of our common stock is equal to or greater than fifty percent of the initial per share offering price of our common stock in this offering.

Grant of Options

On July 7, 2008, our board of directors agreed to grant options to each of Andrew Conru and Lars Mapstead as of the consummation of this offering to purchase 37,500 shares of our common stock pursuant to our 2008 Stock Option Plan. The exercise price of these options will be the share price offered to the public at the time of our initial public offering. For further discussion of our 2008 Stock Option Plan, refer to the section entitled “Management — Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Components — Long-Term Equity Incentive Compensation.”

Purchase of Series B Common Stock by Strategic Media I LLC

In 2004, PET sold a minority position of non-voting Series B common stock to IBD. In connection with the purchase agreement relating to this transaction, IBD was entitled to certain rights under the Shareholders’ Agreement (to which we are a party), including the right to receive notice of and to participate on a pro rata basis in, any issuance or sale of securities to a related party. IBD has claimed that the 2007 issuance of Series B Convertible Preferred Stock by us was a violation of the Shareholders’ Agreement.

In December 2008, Strategic Media I LLC, or Strategic, a Delaware limited liability company, purchased 1,274,174 shares of our non-voting Series B common stock from IBD. Staton Family Investments, Ltd., which is managed by Mr. Staton, our Chairman of the Board and Treasurer, owns 25.0% of the membership interests of Strategic and, as the sole manager of Strategic, Staton Family Investments, Ltd. has sole dispositive and voting power over the shares purchased by Strategic. Bell Family 2000 Trust Agreement, an affiliate of Mr. Bell, our Chief Executive Officer and President, owns 25.0% of the membership interests of Strategic; however, Mr. Bell disclaims beneficial ownership over the membership interests held by this trust. Mr. LaChance, one of our directors, and his spouse own 6.25% of the membership interests of Strategic as tenants by the entirety.

The purchase price for the shares purchased by Strategic was $36.7 million, all of which is payable to the creditors of IBD. The approximate dollar value of each of the interests held by the Staton Family Investments, Ltd., the Bell Family 2000 Trust and Mr. LaChance’s is $9.18 million, $9.18 million and $2.29 million, respectively.

A non-refundable initial payment in the amount of $3.7 million was paid at the closing of the stock purchase. The balance of the purchase price is due on December 31, 2011, except that such balance is subject to pre-payment upon the occurrence of certain events, including upon consummation of this initial public offering. If the balance is not paid in full by its due date and the shares purchased by Strategic are not delivered to IBD’s creditors within five business days after the due date, the balance of the purchase price will start to accrue interest, at a rate per annum equal to 10% of the unpaid principal balance, until either the balance is paid or the shares are delivered. Strategic pledged the shares as security for payment of the balance of the purchase price. The shares are subject to lock-up arrangements as described under the section entitled “Underwriting.”

As a result of this transaction, we delivered general releases to, and received general releases from, IBD, certain of its current and former directors, officers and shareholders, as well as substantially all of IBD’s creditors. The general release from IBD released us from, among other things, allegations raised in a July 30, 2007 letter from IBD that we, as well as certain of our officers and directors, had violated the Nevada Revised Statutes, federal securities laws, state common law and breached the terms of the 2004 Shareholders’ Agreement in connection with our offering of shares of Series B Convertible Preferred Stock in December 2007.

Consulting Agreements

On September 21, 2007, in connection with the Various acquisition, we entered into a consulting agreement with Hinok Media Inc., an entity controlled by Andrew B. Conru. In exchange for consulting services, we agreed to pay Hinok Media Inc. the sum of $9,615.38 twice per month for the term of the agreement, which was originally one year and which automatically renews every month until either party terminates the agreement. On December 6, 2007, the agreement was amended as part of the amendment to the Various Stock Purchase Agreement to provide for additional payments to Hinok Media Inc. of $1.0 million on the first anniversary of the closing of the Various acquisition, $1.0 million on the second anniversary and $3.0 million on the third anniversary. On May 12, 2008, the parties signed a letter agreement confirming the amendment and clarifying that the additional payments would be made on the dates specified in the amendment regardless of whether the original consulting agreement is still in effect at the time. In the year ended December 31, 2008, we paid a total of $1,230,769 to Hinok Media Inc., $230,769 pursuant to the original consulting agreement and $1.0 million pursuant to the December 6, 2007 amendment.

On September 21, 2007, in connection with the Various acquisition, we entered into a consulting agreement with Legendary Technology Inc., an entity controlled by Lars Mapstead. In exchange for consulting services, we agreed to pay Legendary Technology Inc. the sum of $9,615.38 twice per month for the term of the agreement, which was originally one year and which automatically renews every month until either party terminates the agreement. In the year ended December 31, 2008, we paid a total of $230,769 to Legendary Technology Inc.

On October 8, 2009, in connection with the waiver by the sellers of all existing events of default under the note agreements, we entered into a binding term sheet pursuant to which we agreed to extend the terms of these consulting agreements through the first quarter of 2013 and to increase the aggregate fee payable to the furnishing entities in their respective consulting agreements in each respective year by $1.0 million in 2010, $1.0 million in 2011, $1.0 million in 2012 and $250,000 in the first quarter of 2013. However, the payment of such additional amounts is subject to payment in full of the First Lien Senior Secured Notes, the 2005 Notes and the 2006 Notes. The furnishing entities will share in such additional compensation in proportion to each of the sellers’ ownership of stock of Various, Inc. prior to the December 2007 acquisition.

Binding Term Sheet

On October 8, 2009, we, INI and Messrs. Bell and Staton entered into a binding term sheet with each of the sellers and certain of their affiliates. Pursuant to this term sheet, we agreed to settle and release all indemnity claims against the sellers by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. As of December 31, 2009, a total of $7.3 million has been released from the escrow to reimburse us for VAT-related expenses already incurred. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Subordinated Convertible Notes will be increased by the issuance of new Subordinated Convertible Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference. Further, we agreed that after the payment in full of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes and upon the repayment in full of or the required consent from the holders of the 2005 Notes and 2006 Notes, INI will grant a security interest in the collateral securing the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes in favor of the Subordinated Convertible Notes. In addition, after the payment in full of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes, we agreed that INI would not incur additional indebtedness (other than certain permitted indebtedness) or grant additional liens on INI’s assets prior to granting the new security interest. Upon having granted the security interest in favor of the Subordinated Convertible Notes, INI may incur up to $150.0 million of additional indebtedness. If the additional indebtedness is secured, the Subordinated Convertible Notes will share dollar for dollar with the new debt on a pari passu basis in such security interest up to the $150.0 million cap.

Further, Messrs. Bell and Staton have each agreed to treat all obligations owing to them and their affiliates pursuant to the Subordinated Term Loan Notes on a pari passu basis with the Subordinated Convertible Notes.

We have agreed to negotiate in good faith to formalize the agreements in the binding term sheet in definitive documents.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk attributed to interest and foreign currency exchange rates.

Interest Rate Risk

We are exposed to interest rate fluctuations, primarily as a result of our First Lien Senior Secured Notes issued in connection with the acquisition of Various on which the interest rate is subject to market fluctuations. We do not currently use derivative instruments to fix the interest rates of any of our floating rate debt. Our First Lien Senior Secured Notes accrue interest at a rate per annum equal to the sum of the greater of three month LIBOR (0.287% at September 30, 2009) or 4.5%, plus 8.0%. A hypothetical 1.0% or 100 basis point increase in interest rates would not result in a material impact on our earnings due to the three-month LIBOR rate at December 30, 2009 of 0.25% being substantially lower than the floor of 4.5%.

Foreign Currency Exchange Risk

Our exposure to foreign currency exchange risk is primarily due to our international operations. As of September 30, 2009, we had a $46.6 million liability for VAT denominated in Euros and British Pounds, which represents substantially all of our foreign currency exchange rate exposure. In addition, revenue derived from international websites are paid in advance primarily with credit cards and are denominated in local currencies. Substantially all such currencies are converted into U.S. dollars on the dates of the transactions at rates of exchange in effect on such dates and remitted to us and accordingly, is recorded based on the U.S. dollars received by us. As a result, our foreign currency exchange risk exposure is not material and is limited to the amount of foreign exchange rate changes on any individual day on the portion of our net revenue received in other currencies. Accounts receivable due from restricted cash held by foreign credit card processors and VAT liabilities denominated in foreign currencies are converted into U.S. dollars using current exchange rates in effect as of the balance sheet date. Gains and losses resulting from transactions denominated in foreign currencies are recorded in the statement of operations. The potential loss resulting from a hypothetical 10.0% adverse change in quoted foreign currency exchange rates is approximately $4.7 million. We do not utilize any currency hedging strategies.

Inflation

We are subject to the effects of changing prices. We have, however, generally been able to pass along inflationary increases in our costs by increasing the prices of our products and subscriptions.

Sarbanes-Oxley Compliance and Corporate Governance

As a public company, we will be subject to the reporting requirement of the Sarbanes-Oxley Act of 2002. Beginning immediately, we will be required to establish and regularly evaluate the effectiveness of internal controls over financial reporting. In order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of the New York Stock Exchange, including independence of our audit committee and independence of the majority of our board of directors.

We plan to timely satisfy all requirements of the Sarbanes-Oxley Act and the New York Stock Exchange applicable to us. We have taken, and will continue to take, actions designed to enhance our disclosure controls and procedures. We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees. We will establish a confidential and anonymous reporting process for the receipt of concerns regarding questionable accounting, auditing or other business matters from our employees. We intend for our General Counsel to assist us in the continued enhancement of our disclosure controls and procedures. In addition, we intend to put additional personnel and systems in place which we expect will provide us the necessary resources to be able to timely file the required periodic reports with the SEC as a publicly traded company. We intend for our Chief Financial Officer, Controller and other financial personnel to lead our existing staff in the performance of the required accounting and reporting functions. In addition, we plan to install a new accounting system and implement additional controls and procedures designed to improve our financial reporting capabilities and improve reporting efficiencies.

On an ongoing basis we intend to conduct a controls evaluation to identify control deficiencies and to confirm that appropriate corrective action, including process improvements, are being undertaken. We expect to conduct this type of evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our controls can be reported in our periodic reports. The overall goals of these evaluation activities will be to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change, including with improvements and corrections, as conditions warrant.

Our ability to enhance our disclosure controls and procedures, to conduct controls evaluations and to modify controls and procedures on an ongoing basis may be limited by the current state of our staffing, accounting system and internal controls since any enhancements and modifications may require additional staffing and improved systems and controls.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or the FASB, established the Accounting Standards Codification, or the Codification, as the single source of authoritative U.S. generally accepted accounting principles, or GAAP, to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification, which does not change GAAP, is effective for interim and annual periods ending after September 15, 2009. We adopted the Codification for the nine months ended September 30, 2009. Other than the manner in which new accounting guidance is referenced, our adoption of the Codification had no impact on our consolidated financial statements.

In September 2006, the FASB issued new authoritative guidance which clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This authoritative guidance is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued further authoritative guidance which delayed the effective date of such guidance for fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is at least annually), to fiscal years beginning after November 15, 2008. Effective January 1, 2008, we adopted this authoritative guidance with respect to our financial assets and liabilities and effective January 1, 2009 we adopted this authoritative guidance with respect to non-financial assets and liabilities. The adoption of this authoritative guidance had no impact on our financial statements.

In February 2007, the FASB issued new authoritative guidance which provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This authoritative guidance became effective for us on January 1, 2008 and had no effect on our financial statements for the year ended December 31, 2008, as we did not elect to apply the provisions of the authoritative guidance.

Effective January 1, 2009, we adopted new authoritative guidance which establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The adoption of this authoritative guidance did not have any effect on our financial statements.

In April 2008, the FASB issued new authoritative guidance which is effective for fiscal years beginning after December 15, 2008, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset acquired after the effective date. The intent of this authoritative guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other U.S. GAAP. We adopted this authoritative guidance on January 1, 2009, which did not have any effect on our financial statements.

Effective January 1, 2009, we adopted new authoritative guidance which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock. If an instrument is not considered indexed to an entity’s own stock, the instrument is not eligible to be classified as equity. In connection with our August 2005 issuance of 2005 Notes, we also issued warrants to purchase shares of our common stock. We determined that these warrants were not indexed to our stock based on the provisions of this authoritative guidance. Accordingly, as of January 1, 2009, the fair value of these warrants, was reclassified from equity to a liability. The fair value of these warrants will be periodically remeasured with any changes in value recognized in the statement of operations.

In April 2009, the FASB issued new authoritative guidance which is effective for interim reporting periods ending after June 15, 2009, that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. The adoption of this authoritative guidance did not have an impact on our consolidated financial position and results of operations.

In May 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. We adopted the provisions of the guidance for interim and annual periods ending after June 15, 2009. The adoption of this authoritative guidance did not have an impact on our consolidated financial position and results of operations.

OUR INDUSTRY

Overview

Greater worldwide availability and affordability of internet and broadband access has led to the global growth of internet users and their time spent online with the internet becoming an increasingly significant communication and entertainment medium. As part of this trend, social networking has become one of the most popular services on the internet as individuals seek to combine the exchange of information, content and entertainment within an online community environment. In this sphere, adult social networking services have experienced considerable appeal by allowing individuals to search for and communicate online with a large number of potential partners before interacting in face-to-face meetings. Since adult content is mostly a paid service online, the continued increase in worldwide credit card penetration and alternative online payment mechanisms are expected to drive significant growth in the online adult industry. Additionally, given the internet’s interactive nature, reach and ability to target niche audiences, we expect the social networking space to create new opportunities for advertisers to target customers online.

The Growth of the Internet and Broadband Adoption

In recent years the rapid growth of the internet has continued, with the number of internet users worldwide reaching approximately 1.7 billion in September 2009 according to Internet World Statistics, having grown by approximately 380% since 2000. In North America and Europe the number of internet users grew to approximately 253 and 418 million, respectively, in September 2009, having grown by approximately 134% and 298% since 2000. Major Asian markets have grown at an even greater rate, achieving a total growth rate of approximately 546% since 2000, with the total number of users reaching 738 million in September 2009. Notably, broadband internet is the fastest growing segment of the internet allowing for faster delivery of complex content, such as photos and video. According to the Economist Intelligence Unit, in 2008 broadband penetration in North America rose to 27% of the population and is expected to reach over 29% by 2010. As seen in the chart below, similar trends in increased broadband adoption are expected worldwide.

Broadband Penetration (as a percentage of population)
	2004	2005	2006	2007	2008	2009E	2010E
Worldwide	3%	4%	6%	7%	8%	9%	10%
North America	13%	17%	20%	23%	27%	28%	29%
Europe	8%	13%	17%	21%	23%	26%	28%
Asia-Pacific	2%	3%	3%	4%	5%	6%	7%
Middle East & Africa	0%	1%	1%	1%	1%	2%	2%
Latin America	1%	2%	3%	4%	6%	8%	9%

Source: Economist Intelligence Unit, September 2009

We believe the increase in broadband penetration will have a positive effect on e-commerce transactions, including the purchase of content and services online as broadband connections provide faster, more convenient transaction experiences.

The Growth of Traditional Social Networking

We participate in the online social networking industry in the adult online communities category. Social networking is a communications and personal expression medium that has become one of the most popular services in internet history. In general, traditional online social networking is an online activity in which internet users link personal websites about themselves and their interests to those of their friends or individuals with similar interests. Users engage in a number of activities within social networking environments, including communication, such as e-mailing and instant messaging, content sharing, such as photos and videos, and publishing, such as blogging, to establish a network of social relationships with friends, colleagues and acquaintances and meet other individuals with like interests. Much of the growth in social networking can be explained by its general appeal, as it allows users to communicate in a highly interactive fashion.

According to comScore, social networking has recently been marked by rapid growth: in December 2007, worldwide social networking accounted for 9% of time spent online and increased to 11% by September 2009. In terms of actual visitors, in September 2009, out of 1,179 million unique worldwide visitors to internet websites, approximately 804 million visited social networking websites. Although social networking growth in Asia-Pacific is starting to level off, the medium is still growing rapidly in other regions around the world, as shown in the chart below.

Growth of Social Networks and Internet (Unique Visitors), September 2008 – September 2009
	Social Networks	Internet
Worldwide	19%	21%
Middle East & Africa	86%	78%
Asia-Pacific	6%	22%
Europe	24%	20%
Latin America	20%	28%
North America	20%	4%

Source: comScore, November 2009

Growth in Adult Online Communities

Within the social networking sphere, we are focused on adult online communities. According to comScore, 40% of worldwide internet users accessed adult websites in September 2009 and worldwide users accessing adult websites grew 11% from September 2008 to September 2009. In particular, according to comScore, the number of adult visitors (defined as users over 18 years of age) to social networks have increased by 19% from September 2008 to September 2009. Adults as a group have also become more actively engaged over the same time period, spending 28% more total minutes on social networks than in September 2008. Additionally, within the adult segment, social networking in the United States is still under penetrated. According to eMarketer, the number of adult users of social networks in the United States will increase by 34% from 63 million in 2008 to 84 million in 2011, as shown in the chart below.

United States Adult Online Social Networking Users
	2008	2009E	2010E	2011E
Number of adult social networking users (in millions)	63	71	78	84
Percentage of adult internet users	40%	44%	47%	49%

Source: eMarketer, October 2009

Adult community websites such as ours offer a similar suite of applications and communications tools as general interest social networking websites. The distinction lies in the user’s purpose for accessing the website. Whereas most general interest social networking users log on to remain generally connected to their friends and interest groups, adult community website members log on specifically to meet a companion or date who they do not know. Adult communities facilitate interaction between individuals by allowing them to search for and communicate with a large number of potential partners at their convenience and afford them the ability to initially meet people in a more secure online setting before meeting face-to-face.

Growth of Online Spending on Adult Services and Entertainment

Adult content dominates the paid online content market, which includes subscription and pay-on-demand services. The main drivers of purchasing adult services online are payment mechanisms, including credit cards and the emergence of alternative online payment methods in emerging markets. According to Euromonitor, by 2010 about 33% of the world’s population is expected to own a credit card, allowing for significant increases in online spending for goods and services. The chart below shows significant increases are expected in credit card penetration across all regions worldwide.

Credit Card Penetration
	2004	2005	2006	2007	2008	2009E	2010E
Worldwide	24%	25%	27%	30%	31%	32%	33%
North America	209%	220%	230%	241%	226%	222%	225%
Europe	24%	26%	29%	31%	34%	34%	35%
Middle East & Africa	2%	2%	2%	2%	2%	3%	3%
Latin America	21%	26%	32%	40%	46%	51%	55%
Asia-Pacific	14%	15%	16%	17%	19%	20%	22%

Source: Euromonitor, November 2009

In developing economies access to credit cards is currently limited due to a less developed banking sector, limited credit histories for customers and customer aversion to debt. For example, in China as of 2008 only 11% of the population held a credit card, according to Euromonitor. However, as illustrated in the table above, credit cards are expected to grow rapidly in emerging markets. Additionally, a number of alternative payment systems, such as prepaid cards, mobile phone payments, cash payments and bank transfers, are becoming more and more prevalent for online payments in these markets.

Growth in Online Advertising

Since internet users share a wealth of personal information, such as age, location, occupation and hobbies, the social networking websites are highly attractive to advertisers who are able to target advertisements to specific demographic groups.

Despite the current unenthusiastic outlook for the United States and the global economies, internet advertising spending is expected to grow at a solid pace, maintaining significantly higher growth rates than other advertising mediums, as shown in the chart below. In addition, according to ZenithOptimedia, internet advertising worldwide is expected to grow at a compounded annual growth rate of 11% from 2008 to 2011.

Worldwide Advertising Spending Growth
	2005	2006	2007	2008	2009E	2010E	2011E
Total advertising expense	6%	7%	6%	1%	–10%	0%	4%
Internet	44%	32%	36%	23%	9%	11%	14%
Print	4%	4%	2%	–5%	–18%	–5%	0%
TV	3%	7%	6%	3%	–7%	1%	5%
Cinema	10%	6%	12%	5%	–8%	4%	7%
Radio	3%	4%	3%	–2%	–11%	–1%	3%
Outdoor	12%	9%	9%	0%	–9%	2%	5%

Source: ZenithOptimedia, October 2009

According to ZenithOptimedia, worldwide internet advertising spending is expected to grow from $50 billion in 2008 to $69 billion in 2011. Additionally, the share of internet advertising spending as a percentage of worldwide total advertising spending continues to increase and is expected to reach 15% in 2011.

Worldwide Online Advertising Spending
	2007	2008	2009E	2010E	2011E
Worldwide internet advertising spending (in billions)	$40	$50	$54	$60	$69
Internet advertising spending as a percentage of total advertising spending	8%	10%	12%	14%	15%

Source: ZenithOptimedia, October 2009

Furthermore, eMarketer forecasts that worldwide online social networking advertising spending will reach $2.9 billion by 2011 compared to the $2.0 billion in 2008, as shown in the chart below:

Worldwide Online Social Networking Advertising Spending
	2008	2009E	2010E	2011E
Advertising spending (in millions)	$1,995	$2,180	$2,565	$2,885
Percent change	46%	9%	18%	12%

Source: eMarketer, July 2009

Overall, we believe our industry offers the potential for substantial further growth for a number of reasons, including:

•	internet penetration, particularly broadband penetration, continues to grow, expanding our potential client base and permitting us to offer more services and a better user experience to our customers;

•	the adoption of adult social networking is increasing worldwide, and people are spending more and more time on websites;

•	the increase in credit card penetration and other online payment mechanisms in emerging markets, coupled with growing broadband adoption, are increasing the ease of transacting online; and

•	worldwide internet advertising spending is expected to increase despite the unenthusiastic current outlook on the United States and global economies.

We believe that we are well-positioned to capitalize on these growth trends and lead in social networking in both the adult and general audience segments.

BUSINESS

Company Overview

We are a leading internet-based social networking and multimedia entertainment company operating several of the most heavily visited social networking websites in the world, including AdultFriendFinder.com and FriendFinder.com. Through our extensive network of websites, since our inception, we have built a base of over 365 million registrants and over 245 million members in over 170 countries, with a majority of our members outside of the U.S. Our websites are intended to appeal to users of diverse cultures and interest groups and include social networking, live interactive video and premium content websites. Our revenue to date has been primarily derived from subscription and paid-usage adult-oriented products and services. We believe that our broad and diverse user base also represents a valuable asset that will provide opportunities for growth. In addition to our online products and services, we also produce and distribute original pictorial and video content, license the globally-recognized Penthouse brand and publish branded men’s lifestyle magazines.

As described below, we categorize our users into five categories: visitors, registrants, members, subscribers and paid users and focus on the following key business metrics to evaluate the effectiveness of our operating strategies.

•	Visitors. Visitors are users who visit our websites but do not necessarily register. We believe we achieve large numbers of unique visitors because of our focus on continuously enhancing the user experience and expanding the breadth of our services. For the nine months ended September 30, 2009, we averaged 68 million unique worldwide visitors per month according to comScore.

•	Registrants. Registrants are users who complete a free registration form on one of our websites. For the nine months ended September 30, 2009, we averaged more than 4.4 million new registrations on our websites each month. Some of our registrants are also members, as described below.

•	Members. Members are registrants who log into one of our websites and make use of our free products and services. Members are able to complete their personal profile and access our searchable database of members but do not have the same full access rights as subscribers. For the nine months ended September 30, 2009, we averaged more than 2.8 million new members on our websites each month.

•	Subscribers. Subscribers are members who purchase subscriptions for one or more of our websites. Subscribers have full access to our websites and may access special features including premium content during the term of their subscription. For the nine months ended September 30, 2009, we had a monthly average of over one million paying subscribers from whom we derived approximately 78.6% of our internet revenues.

•	Paid Users. Paid users are members who purchase products or services on a pay-by-usage basis. For the nine months ended September 30, 2009, we averaged approximately 1.4 million purchased minutes by paid users each month from whom we derived approximately 19.1% of our internet revenue from paid users.

•	Average Revenue per Subscriber. We calculate ARPU by dividing adjusted non-GAAP revenue for the period by the average number of subscribers in the period and by the number of months in the period. For the nine months ended September 30, 2009, our ARPU on our adult social networking websites and general audience social networking websites was approximately $21.44 and $17.24, respectively. For more information regarding our adjusted non-GAAP revenue, see the sections entitled “Prospectus Summary — Non-GAAP Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — FriendFinder Networks Inc. and Subsidiaries — Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008.”

•	Churn. Churn is calculated by dividing terminations of subscriptions during the period by the total number of subscribers at the beginning of that period. Our average monthly churn rate, which measures the rate of loss of subscribers, for our adult social networking websites has decreased from approximately 17.8% per month for the nine months ended September 30, 2008 to approximately 16.5% per month for the nine months ended September 30, 2009. Our average monthly churn rate for our general audience social networking websites has decreased from approximately 19.6% for the nine months ended September 30, 2008 to 16.2% for the nine months ended September 30, 2009.

•	Cost Per Gross Addition. CPGA is calculated by adding affiliate commission expense plus ad buy expenses and dividing by new subscribers during the measurement period. Our CPGA for our adult social networking websites decreased from $50.52 for the nine months ended September 30, 2008 to $47.07 for the nine months ended September 30, 2009. Our CPGA for our general audience social networking websites increased from $34.02 for the nine months ended September 30, 2008 to $45.05 for the nine months ended September 30, 2009.

•	Average Lifetime Net Revenue Per Subscriber. Average Lifetime Net Revenue Per Subscriber is calculated by multiplying the average lifetime (in months) of a subscriber by ARPU for the measurement period and then subtracting the CPGA for the measurement period. Our Average Lifetime Net Revenue Per Subscriber for our adult social networking websites increased from $69.79 for the nine months ended September 30, 2008 to $82.64 for the nine months ended September 30, 2009. Our Average Lifetime Net Revenue Per Subscriber for our general audience social networking websites increased from $59.67 for the nine months ended September 30, 2008 to $61.55 for the nine months ended September 30, 2009.

•	Marketing Affiliates. Our marketing affiliates are companies that operate websites that market our services on their websites and direct visitor traffic to our websites by placing banners or links on their websites to one or more of our websites. As of September 30, 2009, we had over 200,000 participants in our marketing affiliate program from which we derive a substantial portion of our new members and approximately 44% of our revenue. For the nine months ended September 30, 2009 we made payments to marketing affiliates of approximately $42.9 million.

Our Competitive Strengths

We believe that we have the following competitive strengths that we can leverage to implement our strategy:

•	Paid Subscriber-Based Social Networking Model.

We operate social networking websites that allow our members to make connections with other members who they may or may not already know but with whom they share common interests. Our members are able to post their profiles and other content of interest for free and our subscribers are then able to access this content for a fee. We believe the content posted by our members creates a compelling value proposition for which people are willing to pay. Our paid subscriber-based model is distinctly different from other social networking websites whose users can access the websites for free to remain connected to their pre-existing friends and interest groups. Our subscribers and paid users purchase our products and services in advance using various payment methods, including credit card and non-credit card payments, such as preauthorized bank account debiting and mobile phone payments. Because our customers pay in advance, we have limited exposure to credit risk. The majority of our subscription-based websites offer multi-tiered subscriptions that allow subscribers to access greater or enhanced services and content depending upon their subscription levels. We also have users who pay-by-usage basis, where minutes are purchased in advance of use and there is a deduction of the available funds as minutes are used.

•	Large and Diverse User Base Attractive to New and Existing Users.

We operate some of the most heavily visited social networking websites in the world. Since our inception, over 365 million registrants and over 245 million members have registered on our websites, with a majority of our members outside of the U.S., and for the nine months ended September 30, 2009 we added on average more than 4.4 million new registrants and more than 2.8 million new members each month, which we believe represents a substantial barrier to entry to potential competitors. Our websites are designed to appeal to individuals with a diversity of interests and backgrounds. We believe potential members are attracted to the opportunity to interact with other individuals by having access to our large, diverse user base. We collect valuable demographic information about our members and our technology allows us to then target specific demographics and interest groups within our user base via e-mail, which in turn allows us to develop diverse features and websites tailored for these demographics and interest groups. We believe this is a valuable asset that will attract advertisers seeking to advertise on our websites.

•	Large and Difficult to Replicate Affiliate Network.

Through a network of over 200,000 affiliates, we are able to further promote our flagship brands. By collaborating with other companies who market our services on their websites, our marketing affiliate program generates approximately 44% of our revenue from attracting and referring visitors who become registrants, members, subscribers and paid users of our websites. We believe potential affiliates are drawn to our program by the size of our online communities and by our distinctive business model, which results in attractive compensation for our affiliates. We also provide our affiliates a variety of payment options and value-added features, such as private labeling, a feature that is currently used to power more than 30,000 websites. Private labeling allows our affiliates to preserve the look and feel of their websites while generating revenue for us. We believe our program’s ability to direct a large number of visitors to our websites is a key component of our past success and future growth. In addition, we believe that the difficulty in building an affiliate network of this large size presents a significant barrier to entry for potential competitors.

•	Proprietary and Scalable Technology Platform and Business Model.

Over the last ten years we have developed a robust, highly scalable technology platform for the social networking, live interactive video and content distribution websites we operate built on open-source technology and inexpensive commodity hardware, and augmented by a customizable template interface that allows us to add new features and launch additional websites at a relatively low incremental cost. We also have developed a wide array of custom applications technologies to support our affiliate program, our billing processes and for business analytics. Our technology platform enables us to collect and sort a large variety of data in order to monitor all areas of our business and increase the traffic and revenue to our websites.

•	Brand Recognition and Compelling Adult Content.

The strength and wide recognition of our AdultFriendFinder, FriendFinder and Penthouse brands provides us with a competitive advantage. Our websites are offered in 12 languages to users who reside in over 170 countries. We produce original adult video and pictorial content and own a library of over 650 films, over 10,000 hours of video content and over one million images that are frequently updated. Due to our ability to offer a wide variety of both member-generated and professionally-produced content, we believe our websites appeal to adult internet users worldwide.

Our Strategy

As one of the world’s leading internet-based social networking and multimedia entertainment companies, our goal is to enhance revenue opportunities while improving our profitability. We plan to achieve these goals using the following strategies:

•	Encourage Visitors, Registrants and Members to Become Subscribers or Paid Users.

Our business model to date has been subscriber-based, resulting in our internet business revenue being principally generated from our subscribers. We continually seek to improve the websites we operate with the goals of encouraging visitors, registrants and members to become subscribers or paid users. Currently, we have approximately one million subscribers, which is less than 1.0% of our total registrants. We continually evaluate, add and enhance features on our websites to improve our members’ experience. At the same time, we work to improve our ability to dynamically adjust offers and pricing to users based upon a variety of factors such as geography, currency, payment system, country of origin, or time. New features and designs are tested on a statistically significant sample of our user base, and features and designs are released to the entire user base only after satisfactory results are achieved. We believe the release of new features and designs creates real value for the subscription fee, generating increased member and subscriber loyalty, prompting the purchase of additional services and increasing the number of visits and utilization of our products and services. A small increase in the conversion ratio or a decline in the loss of a subscriber, or churn, has significant effects on our revenue and profitability.

•	Generate Advertising Revenue.

To date, advertising revenues have represented less than 1.0% of our revenue, averaging approximately $0.1 million per month in the nine months ended September 30, 2009. However, we believe that our large social networking user base represents a significant advertising opportunity. In particular, we believe that some of our websites with lower conversion rates and with relatively lower ARPU, which are predominantly the non-adult, or general audience, websites, can benefit from the addition of an advertising-based revenue model. Our technology allows us to target specific demographics and interest groups within our user base. We believe that our large user base will provide advertisers an opportunity to achieve superior results through well-targeted campaigns aimed at their preferred demographic and interest group. The soft launch of our advertising platform in 2008 has allowed our ad sales team to sell, track and optimize the ad inventory we currently have. In 2010, we expect to roll out our advertising platform and we plan to continue developing technology designed to integrate advertising sales into our websites, assemble a larger sales force and create marketing material for potential advertisers.

•	Penetrate New Communities of Interest and Monetize Current Foreign Markets.

We are constantly seeking to identify groups of sufficient size who share a common interest in order to create an online community intended to appeal to their interests. Within our extensive user database, we have an existing source of potential members and subscribers for new websites we may create based on the demographic information we have previously collected. By leveraging our extensive user database together with our scalable technology platform, we are able to quickly create and launch additional websites, such as new social networking websites, content-driven websites that serve as portals for user-generated and professional content and complimentary FriendFinder branded websites, without substantial additional capital investment. The creation of new websites would allow us to attract new members and different interest groups, as we have done for a variety of groups, including BigChurch.com, SeniorFriendFinder.com, GetItOn.com and TVX.com. We also plan to expand in selected geographic markets, including southeast Europe, South America and Asia, and we plan to offer our social networking websites and services in additional languages, including Hindi and Russian. In markets in which we already have a presence, we plan to leverage our technology platform in order to make culturally relevant enhancements to our websites, such as expanding language translation as well as adjusting prices based on geography to enhance revenues from countries where we already have a large user base. In certain of the markets where we operate, there are domestic issues that preclude members in these countries from becoming subscribers or paid users including limited availability of credit cards. As credit cards and other payment mechanism become more readily available and accessible in these foreign jurisdictions we expect our revenue to grow.

•	Pursue Targeted Acquisitions.

We believe there is a significant opportunity to expand our business by acquiring and integrating other companies. We have identified three general types of acquisition candidates:

•	additional social networking websites which will strengthen our existing business;

•	owners, creators and distributors of content which will expand our products and services; and

•	payment processing and advertising businesses which will expand our existing technology and infrastructure.

After successfully closing and integrating the $401 million acquisition of Various, we assembled an experienced team to identify, examine and proactively pursue accretive acquisition opportunities. In addition, our team continues to evaluate the numerous potential candidates that have contacted us to determine if the candidates meet our strategic criteria. A majority of these companies are smaller than we are and have limited financial and human resources. Most of these candidates are in industries that are highly fragmented, and we believe there are a limited number of potential purchasers for these acquisition opportunities.

Our Products and Services

Our products and services consist of our social networking, live interactive video and premium content websites and, to a lesser extent, the licensing of our Penthouse brand, the publishing of branded men’s lifestyle magazines and the production and distribution of original video and pictorial content. For a discussion of our financial information for specific geographic areas, see “Note N — Segment Information” in our consolidated financial statements and related notes.

Social Networking Websites

The social networking aspect of our business is a cornerstone of our business model and is our largest source of revenue. We believe we are a leading provider of social networking websites in the world. In September 2009 our websites were ranked in the top 25 most-visited websites in the world by comScore.

We provide social networking and online personals services for members of diverse cultures, ethnicities and interest groups. Each website is built around a central theme, which often relates to the ethnicity or social interests of its members. These online communities are delivered in the language appropriate to the group targeted by the website, including:

• English	• German	• Portuguese
• Chinese	• Italian	• Spanish
• Dutch	• Japanese	• Swedish
• French	• Korean	• Tagalog

Membership on our social networking websites generally includes access to member-generated content including the ability to post a personal profile and photographs, create a social network, chat and instant message with other members, and search our database of member profiles as well as company-generated features and content such as contests, newsletters and articles as well as the loyalty program we administer. We believe that this variety of revenue-enhancing features encourages visitors to join as members. The ability to initiate communication with other members and subscribers via our e-mail communications platform and view the full profiles of the members in our database requires payment of a subscription fee. Depending on the specific website, subscribers also have access to additional functionality and increased or enhanced levels of services and content. Described below are several of the features that are accessible on many of our websites.

•	Blogs — Blogs are a simple way to create a regularly updated home page where members can express themselves, learn about others, get more noticed and attract new friends. There are numerous blogs, grouped by subject.

•	Chatrooms — Chatrooms are areas where members can discuss a specific topic or join rooms established by region. A private chatroom lets a member host a chat party by invitation only.

•	Contests — Contests are a means of engaging our members by offering rewards for member-generated content. Examples include Best Holiday Greeting Card, Silly Photos with Clever Captions and many more. Prizes include upgraded memberships, free points, DVDs, T-shirts and mugs.

•	Cupid Reports — Once a member has described an ideal match, the member is automatically notified by e-mail when a person matching that description becomes a member.

•	Friends Network — A member can invite specified members into a personal group, keep track of them, share private photos and send personalized bulletins.

•	Get Local — Websites list local events that are geographically targeted according to a member’s location.

•	Groups — Groups are the place to find people who share interests and to develop new friendships. Members search for groups by topics, names or keywords and correspond, exchanging ideas. All groups have their own discussion boards and chatrooms, which facilitate communication and relationship building. Popular groups include “Single again? Let’s get together!,” “Dancing” and “Adventures, Romantic Getaways.”

•	Instant Messaging — Two different types of our instant messaging system are available: a standard service and a faster Flash system, which offers extra options such as live video and sound.

•	Loyalty Program — Our point based loyalty program is designed to increase participation in our websites membership activities, such as participating in blogs and online magazines and creating video introductions as members are awarded points for participating in these activities. Points can be redeemed for other membership services such as upgraded memberships or more prominence of member profiles in online searches.

•	Newsletters — Our most popular websites periodically send newsletters to members, including photos and brief descriptions of other members, advice on enhancing one’s profile to attract more responses from other members and practical tips on dating and relationships.

•	Online Magazine — At magazine pages, members can participate in many ways: read articles with expert advice on dating and relationships, enjoy fiction serials, submit their own articles, vote and comment on their reading, post original polls they have created, give advice and exchange opinions on various subjects, and view archives of articles.

•	Photo, Video and Voice Sharing — Members can post their photographs and create webcam video introductions and voice introductions of themselves, which generates member-to-member contact.

•	Posting Profiles — Members include personal details, such as city of residence and birthday, physical information, such as height and hair color, personal information, such as education, and occupation as well as other information. They describe themselves, specifying hobbies, the type of person they are seeking for a friend or for dating and can present up to 20 photographs. Members are encouraged to make their profiles as unique as possible by including personal details.

•	Search — Members can conduct searches for compatible members according to a substantial list of criteria, including gender, geographical proximity, availability of photos and interests. Search criteria can be saved for repeated use.

Website Data

Below is a list of each of our websites that had over 100,000 registrants since its inception on or about December 31, 2009. For the nine months ended September 30, 2009, we had approximately one million subscribers.

Website	Description	Registrants Since Inception
AdultFriendFinder.com	Our most popular adult social networking and dating website.	177,670,212
Amigos.com	Spanish version of FriendFinder.com, translated into Spanish, Portuguese and English.	45,051,923
AsiaFriendFinder.com	Chinese version of FriendFinder.com, features traditional and simplified Chinese character sets as well as an English interface.	40,859,032
Cams.com	Adult content live interactive video website where members pay per minute to chat with models who broadcast on the website via their webcams.	35,799,728
FriendFinder.com	Website targeted toward singles looking for love, romance and marriage. Also includes many social networking aspects.	15,844,786
ALT.com	Alternative lifestyle personals website, catering to users with fetish, role-playing and other alternative sexuality interests.	13,718,311
OutPersonals.com	Adult-oriented dating website for gay men.	6,896,650

Website	Description	Registrants Since Inception
GetItOn.com	Adult social networking and personals website where members from around the world log on to chat and view each other via their webcams.	4,129,214
GradFinder.com	Alumni directory where members can contact friends from elementary school through college.	3,429,925
IndianFriendFinder.com	Indian version of FriendFinder.com, where users can narrow their searches by specific criteria, including language, religion, diet, and caste.	2,850,532
Penthouse.com	Premium content-based website with varying levels of access to Penthouse pictorials, articles, videos and live webcams shows with Penthouse Pets.	2,444,200
BigChurch.com	Christian dating website with searchable bible passages and daily bible chapter e-mails.	2,249,238
SeniorFriendFinder.com	Website targeted toward people over 40 years of age.	2,080,951
FrenchFriendFinder.com	French version of FriendFinder.com, translated into French and English.	1,894,410
FilipinoFriendFinder.com	Filipino version of FriendFinder.com, translated into Tagalog and English.	1,878,870
GermanFriendFinder.com	German version of FriendFinder.com, translated into German and English.	1,406,187
Bondage.com	Adult alternative lifestyle community website. The site offers photos, personals, stories and forums for members.	1,191,259
FastCupid.com	Social networking and personals website for dating, romance and friendship.	1,116,079
ItalianFriendFinder.com	Italian version of FriendFinder.com, translated into Italian and English.	1,074,123
GayFriendFinder.com	Dating website for gay men.	1,041,570
KoreanFriendFinder.com	Korean version of FriendFinder.com, translated into Korean and English.	985,836
Millionairemate.com	Dating website targeted toward like-minded people who understand that intelligence, success and drive are key elements to attraction.	721,231
JewishFriendFinder.com	Jewish dating website.	580,391
Slim.com	Health and wellness website.	134,497
HotBox.com	Premium content-based website that allows members to search a database of adult movies by favorite actor or by category of movie.	108,870

Internet Privacy

Our privacy principles represent the continuing evolution of our long-standing commitment to consumer privacy. Our privacy principles related to our internet websites and services provide for robust consumer notice, choice and data security. Our privacy principles include:

•	Notice. Users are provided meaningful notice about the information collected and used for internet related advertising. Users visiting our websites are provided notice via links to our privacy policies usually located on every one of our web pages and other methods of the types of individual information collected for advertising purposes, the technologies employed to collect such information, and how such information is used, including if applicable that other companies operate on the website and may collect such information.

•	Choice. Users are provided with a choice on how certain information is used. We provide for an opt-out mechanism for e-mail advertising and members of our social networking websites have access to a control panel that allows them to make choices on the type of data that is stored on our servers or made available to the public or other members using our websites.

•	Security. We strive to provide reasonable security for consumer data. Our security methods are based on the sensitivity of the data, the nature of the services provided, the types of risks related to such data and the reasonable protections available to us for practical implementation. We require our business service providers, such as credit card processors, to contractually maintain appropriate information security procedures based upon the sensitivity of the data and industry practices. We also ask registrants and members to provide their age and we review all member-generated content prior to its appearing on our websites.

•	Responsiveness. Users have a readily accessible means to contact us to express concerns and complaints regarding privacy matters and we have a team associated with handling such concerns and complaints. Most of our web pages have a link directly to a web based form for providing complaints to us for processing.

Live Interactive Video Websites

Our live interactive video websites, such as Cams.com, are a broadcast platform that enables models with a camera and a broadband internet connection to broadcast to an audience of users of any size. These websites represented approximately 19.1% of our internet revenue in the nine months ended September 30, 2009. On these websites we offer an interactive webcam service where users can contact models, visually see them and communicate via on-screen text messaging or via webcam to webcam. The models broadcast from independent studios throughout the world to a group of our users. The models interact with a group of users until an individual user requests a private one-on-one experience at which time the per-minute usage charge begins and the screen is blocked to all but the user who is being charged. In some cases, other users are permitted to view the private session for a fee but not interact with the model. In addition to the pay-by-usage service, we offer subscription-based payment options that provide discounts on the pay-per-usage services. The majority of the revenues we generate from these websites are from users who may not be subscribers but provide a credit card for payment under the pay-by-usage plan. We pay approximately 30.0% of the revenues derived from these websites to the studios that employ the models.

Premium Content Websites

We operate a number of websites with premium content, such as Penthouse.com and HotBox.com. Premium content is professionally-generated content as opposed to member-generated content. These websites provide subscribers and paid users access to our collection of over 10,000 hours of professional video, which includes our library of over 650 standard and high-definition full-length feature films. Our subscribers also have access to our collection of over one million professionally produced images. Additionally, subscribers have access to editorial content, chat rooms and other interactive features.

We believe that we are one of the few companies that produce high quality, high definition video productions available on the internet. In 2009, we averaged 15 high definition productions per calendar quarter using a combination of freelance and contract directors. Our programming is available on television in the United States, Latin America, Europe and Asia.

We derive revenue through third party license agreements for the distribution of our programming in which we may receive a percentage of the subscription fee paid by the customer, a percentage of the single program or title fee purchased by the customer, a fixed fee for the licensed program, or a combination of the above. Our fixed fee contracts may receive a fixed amount of revenue per title, group of titles or for a certain amount of programming during a period of time. Our studio group also realizes revenue through the sale of DVDs. We sell our productions in the retail DVD marketplace through distribution outlets that make DVDs available to retail outlets, internet stores, and mail order. We release an average of one new DVD title every week to the retail marketplace.

Licensing of Penthouse Brand

We license the Penthouse name, logos, trademarks and artwork for the manufacture, sale and distribution of consumer products. We work with our U.S. and international licensees to develop, market and distribute Penthouse-branded products, including books, apparel, accessories, lingerie, shoes and novelties. We have 15 international editions of Penthouse magazine and its associated magazines and digests available in 16 countries. We continually seek to expand our licenses and products in new markets and retail categories both domestically and internationally.

We also license our Penthouse brand to 11 upscale gentlemen’s clubs and nightclubs. We actively seek to expand our location-based entertainment business, and we are in negotiations on a number of other locations in the United States, Europe and Asia. Our licensing arrangements require limited capital investment or expense on our part.

Magazine Publishing

Penthouse magazine and its related publications are our branded men’s lifestyle publications offering a combination of pictorials, editorial content and humor. We also publish several other adult-oriented magazines and digests. We believe that Penthouse magazine plays a key role in driving the continued popularity and recognition of the Penthouse brand. Accordingly, in the past few years we made significant changes to Penthouse magazine in order to appeal to a wider customer base. We softened the magazine’s pictorial content to improve newsstand positioning and attract a wider national advertising base, and we added editorial content covering sports, music, video and gaming in order to attract additional categories of advertisers and new readers, primarily targeting 21 to 39 year old males. This resulted in the magazine re-entering sales channels in retail establishments. Our advertising base has expanded to now include tobacco, liquor, apparel, footwear, toiletries, men’s grooming, consumer products and direct-response companies.

Broadcasting

We produce professionally generated original adult video and pictorial content in high-definition and standard- definition format s, which in addition to providing superior quality resolution on our websites, gives us the flexibility to convert the content into different media and market it through a wide range of broadcast distribution channels including cable, satellite, internet protocol television, or IPTV, DVDs and mobile devices. In the third quarter of 2009, we launched three high-definition channels by satellite serving Europe and the Middle East. These channels are also available via terrestrial cable and IPTV.

Payment for Our Internet Products and Services

We derive our revenue primarily from subscriptions. Our users can purchase daily, three-day, weekly, monthly, quarterly, annual or lifetime subscriptions that give them access to all members’ full profile information and the ability to contact other members in one-on-one e-mail correspondence. During the nine months ended September 30, 2009 and the year ended December 31, 2008, our monthly ARPU across our subscriber base was $21.17 and $22.04, respectively. Monthly subscription fees and ARPU tend to be lower on our non-adult-oriented or general interest websites. All subscriptions are charged in advance and we recognize the revenue over the terms of such subscriptions. Subscribers on a majority of our websites can upgrade their subscription level for an additional cost in order to have access to additional features and content. On average, our subscribers maintain their subscriptions for approximately six months.

On our live interactive video websites, our users are primarily paid users who purchase products and services on a pay-by-usage basis, and some users pay a monthly fee for access to the websites. During the nine months ended September 30, 2009 and the year ended December 31, 2008, these websites averaged a usage fee of $3.44 and $2.87 per minute, respectively, but can be as high as $9.99 per minute, as determined by the studio producing the video. The paid users purchase minutes in advance of their use and draw down on the available funds as the minutes are used.

Our internet-based business does not carry customer receivables on the balance sheet since our products and services are paid for in advance. Subscribers pay for products and services on our websites using several payment methods including credit card and non-credit card payments, such as preauthorized bank account debiting, regular bank transfers, e-money and mobile phone payments. As of September 30, 2009, credit card payments represented approximately 94% of our total payments while other payment methods represented 6% of our total payments, which we consider to present a significant opportunity for growth. We have maintained long-standing relationships with merchant banks and have more than 20 merchant bank accounts. Our technology platform includes proprietary anti-fraud measures to protect us against unauthorized use of credit cards and fraudulent activity on our websites. As a result, our credit card chargeback rate is currently approximately 0.9% of the transactions processed and the reserves the banks require us to maintain are less than 2.0% of our total revenue.

Internet Product and Feature Development

We believe we are at the leading-edge of creating, implementing and commercializing advanced features and product enhancements to our websites. We continually evaluate and add features to our websites to improve our users’ experience. New features and designs are tested on a statistically significant sample of our user base, and features and designs are released to the entire user base only after satisfactory results are achieved. We believe the release of new features and designs results in new registrants and members, increased member loyalty, the purchase of additional services on our websites, and increased visitation and utilization of our other websites and services.

Technology Platform

We have developed a robust, highly scalable technology platform over the last ten years, which is supported by approximately 116 architects, programmers and designers. Our proprietary technology platform operates on more than 2,000 devices and allows us to add new registrants and members and additional websites at a very low incremental cost. In addition, we have developed a wide array of technologies to support our affiliate program, our billing processes, content management and translation, and for business analytics.

Our technology platform allows us to collect and sort a variety of data which permits us to monitor all areas of our business and increase the traffic and revenue to our websites. We collect and evaluate information related to the activity of the users on our websites, the nature of our users and the processing of information on our servers.

The data we collect concerning our users’ activities on our websites includes:

• number of users	• number of registrants completing registration
• number of paid subscriptions	• number of messages sent
• number of images uploaded	• number of customer service requests
• number of blogs created	• number of videos uploaded and viewed

The data we collect concerning the nature of our users includes:

• referring link/domain	• referring affiliate/ad buy/traffic source
• country	• language
• gender	• e-mail domain

Statistics monitored on a per-server basis include:

• number of requests served	• time spent per request
• central processing unit utilization	• memory utilization
• disc utilization

We have developed a substantial portfolio of technology-related intellectual property assets. Almost every aspect of our technology, including software code and network architecture, is developed in-house and designed to help optimize our website performance. For example, our content management system enables translation of our websites into a dozen languages or rebranding to address certain target or niche audiences, and our billing software quickly allows the addition of new billing sources.

With respect to marketing technologies, our in-house monitoring systems provide analytical tools during every stage of the “sales funnel” and help us to react quickly to changes in user or potential member behavior. Sophisticated live A-B testing in which we run controlled blind tests in different control groups enables us to determine how a website design element affects our business.

Finally, our in-house developed and maintained software also allows us to provide our third-party advertisers and affiliates with near real-time statistics so that they can monitor their performance and quickly make necessary adjustments. Similarly, we can provide these advertisers with a variety of improved business models based upon the efficiency of their traffic source.

Marketing

Our marketing primarily consists of our marketing affiliates program and online advertising.

Marketing Affiliates Program

Our marketing affiliates are companies that operate websites that market our services on their websites. Our affiliates’ websites cover a wide range of content and interests. Our affiliates direct visitor traffic to our websites by using our technology to place banners or links on their websites to one or more of our websites. When a visitor to an affiliate’s website clicks on the banner or link, the visitor will be directed to one of our websites. In addition, we maintain over 30,000 private label websites for our affiliates that provide a seamless, turnkey outsourced solution using our technology platform for social networking and live interactive video websites. Many of these websites have the look and feel of the affiliate’s website with the affiliate’s logo and website name but are operated by us. Users who click through the affiliate’s website are tagged with the affiliate’s identifier that tracks the user to calculate the payment due to the affiliate. Private labeling allows our affiliates to preserve their brand while generating revenue for us. Generally our websites have different programs from which our affiliates may derive revenue.

Our affiliates may derive revenue based on:

•	a percentage of revenue generated and collected;

•	per registrant or member; and

•	per subscriber.

With over 200,000 participants registered in our affiliate marketing program, we believe our affiliate network is one of the largest in the world and one of the highest paying programs in the industry. On May 28, 2009, we entered into a co-brand agreement with the Dennis Rodman Group LLC whereby we agreed to develop, host and operate a website on behalf of the Dennis Rodman Group LLC which will incorporate certain elements of our HotBox.com, Cams.com and AdultFriendFinder.com websites. We have agreed to pay the Dennis Rodman Group LLC a percentage of the revenues received from the website.

We do not typically have exclusive arrangements with our affiliates and some of our affiliates may also be affiliates for our competitors. We provide our affiliates with daily updated statistics, bi-monthly payments and technical support. Our affiliates are required to comply with a strict code of conduct, including a strict prohibition on spam and spyware and mandated compliance with our regulatory restrictions. We believe that as a result of these policies, the quality of our visitor traffic is enhanced.

Online Advertising

Another method we use for marketing our websites is by purchasing prepaid advertising, or ad buys, which consists primarily of pay-per-click keyword advertising on major search engines and advertising on third party websites via banner advertisements and ad networks. Through the use of our technology, we analyze returns and estimate the long-term revenue that a particular advertising program will generate after only a few days of monitoring traffic. This allows us to test different text, formats, placements and graphics relating to marketing programs on a cost effective basis, where we are able to analyze activity, estimate results and quickly and efficiently make changes to the program if necessary.

Competition

As an internet-based social networking and multimedia entertainment company we operate in several submarkets within a highly competitive but fragmented industry. We compete with a number of large and small companies that provide a range of internet products and services including adult-oriented communities and adult content websites, general audience communities and internet personals websites. We believe that the primary competitive factors in social networking and online communities are functionality, brand recognition, member affinity and loyalty, ease-of-use, quality of service, reliability and critical mass. We believe the primary competitive factors in our entertainment segment is brand recognition, video and pictorial content. While our management does not believe there is another company with whom we compete across all the areas of our business, we tend to compete with companies in four categories, with some overlap among these categories:

•	Social Networking Websites — Unlike most other social networking websites which are free, we have a paid subscription-based business model, which we believe is a significant competitive advantage. Our adult-themed community websites from which the majority of our revenue and earnings are derived, including AdultFriendFinder.com, do not directly compete with other general interest social networking websites because of the adult nature of the content. Our general audience websites, which contribute substantially less of our revenue and earnings, compete with other companies offering social networking websites such as MySpace, Inc., Facebook, Inc. and Friendster, Inc. Our general audience websites provide a wide range of social networking tools including blogs, chatrooms and messaging similar to our competitors. We also believe that a significant advantage to our websites is the ease with which members meet other members who were not known to them prior to joining our network.

•	Internet Personals Websites — We compete with certain elements of the internet personals business provided by companies including Match.com, L.L.C., Yahoo!Personals, a website owned and operated by Yahoo! Inc., Windows Live Profile, run by Microsoft Corporation, eHarmony, Inc., Lavalife Corp., Plentyoffish Media Inc. and Spark Networks Limited websites, including jdate.com, americansingles.com and relationships.com, as well as companies offering adult-oriented internet personals websites such as Cytek Ltd., the operator of SexSearch.com, and Fling Incorporated.

•	Adult Audience Websites — We compete with many adult-oriented and live interactive video websites, such as RedTube.com, Pornhub.com, YouPorn.com, Playboy.com and LiveJasmin.com. These websites are largely distinguished by the quality of the video and the quantity and caliber of the video content. We continue to seek to be at the forefront of video technology by seeking to offer our users the best available experience. As adult content receives wider mainstream acceptance, we expect our websites to benefit from an increased volume of member-generated content that will enhance our large library of adult content which is frequently updated and refreshed.

•	Adult Entertainment Providers — We compete with other publishers of branded men’s lifestyle magazines, such as Maxim and Playboy, and we compete with other producers of adult pictorial and video content, such as Playboy Enterprises Inc., tmc Content Group AG and Total Media Agency.

Intellectual Property

Our Penthouse mark has been in use since 1965 and is a globally recognized brand in the adult entertainment industry. Through continuous and widespread use, we have developed strong trademark rights in numerous trademarks, including Penthouse Forum, Penthouse Variations, Penthouse Letters, the One Key Logo and Three Key Logo, Pet Of The Year, Pet Of The Month and Penthouse Pet, as well as the AdultFriendFinder, FriendFinder, ALT.com, Bondage.com, OutPersonals.com and FriendFinder trademarks used in our internet social networking and online personals business. We have developed the “FriendFinder” service mark and its many variations, including AdultFriendFinder, SeniorFriendFinder and FrenchFriendFinder.

We currently own and maintain approximately 100 U.S. trademark registrations and applications and over 900 foreign trademark registrations and applications. We have generated very large volumes of written, visual and audiovisual content, including over one million photographic images. We own and maintain hundreds of U.S. copyright registrations covering our magazines and videos. As our intellectual property assets are one of the keys to our continued growth and success, we enforce our rights against infringers as is reasonably prudent. We regularly evaluate and grant requests to license our brands and content and participate in other commercial ventures by contributing trademark and content licenses.

We devote substantial resources to the establishment, protection and enforcement of our trademarks and other proprietary rights. However, our actions to establish, protect and enforce our trademarks and other proprietary rights may not prevent imitation of our products, services or brands or control piracy by others or prevent others from claiming violations of their trademarks and other proprietary rights by us. There are factors outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. Any infringement or related claims, even if not meritorious, may be costly and time-consuming to litigate, may distract our management from other tasks of operating the business and may result in the loss of significant financial and managerial resources, which could harm our business, financial condition or operating results. If we are not successful in defending against such claims, our financial condition or operating results would be materially adversely affected.

Successful claims against us could also result in us having to seek a license to continue our practices, which may significantly increase our operating burden and expenses, potentially resulting in a negative effect on our business, financial condition and results of operations.

Employees

As of December 31, 2009, we had approximately 404 full-time employees and three part-time employees, none of whom is represented by a collective bargaining agreement. We believe we maintain a satisfactory relationship with our employees.

Properties

Our headquarters are in Boca Raton, Florida. As of December 31, 2009, our principal offices consisted of the following properties:

Location/Principal Use	Square Feet	Lease Expiration Date
Los Angeles, California — entertainment	35,400	April 30, 2014
Sunnyvale, California — internet	50,112	October 31, 2015
Boca Raton, Florida — corporate administrative offices	3,533	June 30, 2010
Las Vegas, Nevada — internet	6,976	December 31, 2012
New York, New York — entertainment	16,431	May 6, 2018

We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion.

Government Regulation

We are subject to a number of foreign and domestic laws that affect companies conducting business on the internet. In addition, laws relating to user privacy, freedom of expression, content, advertising, information security, internet obscenity and intellectual property rights are being considered for adoption by many countries throughout the world. We face risks from some of this proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted or the content generated by users. Certain foreign jurisdictions are also testing the liability of providers of online services for activities of their users and other third parties. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could expose us to liability.

A range of other laws and new interpretations of existing laws could have an impact on our business. For example, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Portions of the Communications Decency Act are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the Digital Millennium Copyright Act and Communications Decency Act in conducting our business. Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these laws or limit our ability to operate certain lines of business. The Children’s Online Privacy Protection Act restricts the ability of online services to collect information from children under 13. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as interpretations change. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Similarly, the application of existing laws prohibiting, regulating or requiring licenses for certain businesses of our advertisers, including, for example, online gambling, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Application of these laws in an unanticipated manner could expose us to substantial liability and restrict our ability to deliver services to our users.

We also face risks related to investigations and prosecutions involving our adult content. Current or future government officials may choose to increase enforcement of obscenity laws and government officials could also change or interpret current laws in a manner that is unfavorable to our business. U.S. government officials could amend or construe and seek to enforce more broadly or aggressively the adult content recordkeeping and labeling requirements set forth in 18 U.S.C. Section 2257 and its implementing regulations in a manner that is unfavorable to our business. In addition, court rulings may place additional restrictions on adult content affecting how people interact on the internet, such as mandatory web labeling.

We also face risks relating to government failure to preserve the internet’s basic neutrality as to the services and websites that users can access through their broadband service providers, as governments can arbitrarily choose to block websites. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

We are also subject to federal, state and foreign laws regarding privacy and protection of user data. We post on our website our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies or privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could potentially harm our business. In addition, the interpretation of data protection laws, and their application to the internet, in the United States, Europe and other foreign jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to protect our users’ privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees or infrastructure.

Legal Proceedings

We are currently a party to several legal proceedings, including the ones discussed below. Management presently believes that the ultimate outcome of these pending proceedings will be favorable to us. However, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from selling one or more services or conducting enjoined activities. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods.

On December 28, 2007, Broadstream Capital Partners, Inc., or Broadstream, filed a lawsuit against us in the State Superior Court of California, County of Los Angeles, Central District, and we subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a Non-Disclosure Agreement. The complaint alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with us that required Broadstream’s prior written consent for us to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. On April 7, 2008, Broadstream filed its first amended complaint, which added a new cause of action for intentional interference with prospective economic advantage. On February 20, 2009, Broadstream filed its third amended complaint which dismisses the allegations of breach of fiduciary duty and constructive fraud. The complaint seeks damages which plaintiff alleges to be in excess of $20.0 million, plus interest, costs and punitive damages. Plaintiff later asserted up to $557 million in damages plus punitive damages. On July 20, 2009, we entered into an agreement with Broadstream under which, without admitting liability, we agreed to pay Broadstream $3.0 million dollars in $1.0 million dollar installments due no later than July 2009, January 2010 and July 2010. The agreement provides that upon the earlier of twelve months after we have securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, or eighteen months after the effective date of the agreement, but not later than twelve months following such earlier date, Broadstream must choose either to (i) refile its complaint in Federal District Court provided that it first repay us the $3.0 million or (ii) demand arbitration. If Broadstream elects arbitration, the parties have agreed that there will be an arbitration award to Broadstream of at least $10.0 million but not more than $47.0 million. Giving consideration to the limitation of the arbitration award in relation to damages sought in litigation, management has not concluded that it is probable that Broadstream will demand arbitration. Accordingly, no loss or reserve has been taken for the agreement. In the event that Broadstream elects arbitration, at such time we will recognize a loss in connection with the matter of $13 million to $50 million. We and our officers believe that we have meritorious defenses to all claims and intend to vigorously defend them.

On December 23, 2005, Robert Guccione, our former president, filed an action against us and some of our officers, among other defendants, in New York State Court for breach of contract, fraud, unjust enrichment, promissory estoppel, failure to pay severance and conspiracy to defraud. The amount of damages requested in the complaint against us is approximately $9.0 million and against the officers is in excess of $10.0 million. Some of the counts in the complaint also demand an unspecified amount of damages. Mr. Guccione filed an amended complaint on June 5, 2007 to include additional claims relating to ownership of certain United Kingdom, Jersey and Guernsey trademarks and added Penthouse Publications Limited, an entity with no current affiliation with us, as party plaintiff. Mr. Guccione agreed to dismiss the count for conspiracy to defraud only. Mr. Guccione filed a second amended complaint on December 14, 2007 adding General Media International, Inc. an entity with no current affiliation with us, as party plaintiff and a new claim for inducement to breach a contract. We filed our motion to dismiss the second amended complaint on January 31, 2008, which was granted in part and denied in part. The court dismissed the claims for unjust enrichment and promissory estoppel. On August 14, 2008, Mr. Guccione filed a voluntary petition for Chapter 7 bankruptcy. We filed a proof of claim on January 13, 2009. On March 3, 2009, the Trustee filed an Adversary Proceeding against the defendants in the New York state court action seeking to ratify agreements to purchase United Kingdom, Jersey and Guernsey trademarks and to establish the extent, perfection and priority of the defendants’ liens in the New York state court action, on the shares of General Media International Inc. and the U.S. $200,000 held in escrow for the sale of the United Kingdom, Jersey and Guernsey trademarks. Our response to the Adversary Complaint was filed May 14, 2009. We filed our Answer and Affirmative Defenses to the Second Amended Complaint on June 25, 2009. On or about July 1, 2009, we filed a motion to stay the New York state court action until the Trustee appointed to administer Mr. Guccione’s bankruptcy estate employs special counsel approved by the bankruptcy court to prosecute the claims on behalf of the Plaintiffs in the New York state court action. A hearing on the motion to stay was held on July 20, 2009. The judge deferred the matter to the bankruptcy court but stayed all deadlines in the meantime. We filed a motion for clarification with the bankruptcy court on July 31, 2009, asking the bankruptcy court to stay the New York State court action. The hearing on the motion for clarification was set for November 2, 2009. However, Mr. Guccione filed a dismissal of the bankruptcy proceedings on November 4, 2009. The Court dismissed the bankruptcy action on November 9, 2009 and, as such, the Adversary Proceeding was also dismissed. The settlement agreement between Mr. Guccione and his judgment creditors assigns all rights to the New York state court action to his judgment creditors. The New York state court action will now resume and we plan to file a counterclaim in that action. We and our officers believe that we have meritorious defenses to all claims and intend to vigorously defend the lawsuit.

On November 28, 2006, Antor Media Corporation, or Antor, filed a complaint against us, our subsidiary, General Media Communications, Inc., and several non-affiliate media/entertainment defendants in the U.S. District Court for the Eastern District of Texas, Texarkana Division, for infringement of a patent titled “Method and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to

Subscribers via a High Data Rate Digital Telecommunications Network.” No specific amount of damages has been requested. Injunctive relief is sought. We and our subsidiary filed an Answer, Affirmative Defenses and Counterclaims. The United States Patent and Trademark Office, or USPTO, issued a non-final office action rejecting Antor’s patent claims. Antor filed a response to the office action which added 83 new claims to the original 29 rejected claims. In August 2008, the USPTO issued its final office action, sustaining the rejection of plaintiff’s original 29 claims and rejecting the 83 new claims. Antor filed its Petition to Vacate Finality of Office Action, on the grounds it introduced new grounds of rejection. Based on the final office action, we filed an expedited motion to stay the case. In December 2008, pursuant to an order granting a reexamination proceeding, the USPTO issued a non-final office action again rejecting the original 29 claims and the 83 new claims. In February 2009, plaintiff filed a response in which it agreed to cancel the 83 new claims previously proposed. On May 11, 2009, the Court entered an Order granting Defendants’ Motion to Stay as modified. On May 22, 2009, the defendants accepted the terms of the Court’s proposed Stipulation regarding the use of prior art at trial and filed their Stipulation. On June 5, 2009, the USPTO issued a Final Office Action rejecting all of Plaintiff’s claims. Plaintiff filed an appeal on July 7, 2009 and an appellate brief on October 8, 2009. The case will remain stayed pending the appeal. We and our subsidiary believe that we have meritorious defenses to all claims and intend to vigorously defend the lawsuit.

On or about November 27, 2006, John Fithian filed a consumer class action arbitration at Judicial Arbitration and Mediation Services, Inc., or JAMS, in San Jose, California, alleging a nationwide class against Various, under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles. The claimant is seeking unspecified damages. Various disputes the claims and intends to defend the arbitration vigorously.

In or about December 2007, Spark Network Services, Inc. served Various with a complaint for patent infringement and is seeking unspecified monetary damages as well as injunctive relief. The complaint alleges infringement of U.S. Patent No. 6,272,467 B1 titled “System for Data Collection and Matching Compatible Profiles.” Various moved for a stay of the federal case due to the USPTO’s reexamination of the patent at issue and the Federal Court granted the stay. The suit is in very early stages, and we intend to vigorously defend the claims asserted therein.

On November 4, 2008, Balthaser Online, Inc. filed a lawsuit for patent infringement against us, among other defendants, in the U.S. District Court for the Eastern District of Texas and is seeking unspecified monetary damages as well as injunctive relief. The complaint alleges infringement of U.S. Patent No. 7,000,180 titled “Methods, Systems, and Processes for the Design and Creation of Rich-Media Applications Via the Internet.” The plaintiff filed a first amended complaint naming our subsidiaries Various, Inc., FriendFinder California Inc. and Global Alphabet, Inc. as defendants on January 15, 2009. On September 15, 2009, the Court granted our subsidiaries’ motion to transfer the case to the U.S. District Court for the Northern District of California. On or about August 28, 2009, pursuant to local rule, we served our invalidity contentions. This suit is in very early stages, and we intend to vigorously defend the claims asserted therein.

After our acquisition of Various in December 2007, we became aware that Various had not collected VAT from subscribers in the European Union nor had Various been paying VAT to the appropriate tax jurisdictions. The resulting liability for such omissions has yet to be determined and there can be no assurance that we will reach a favorable accommodation with the tax jurisdictions. We have registered effective July 1, 2008 with the tax authorities of the applicable jurisdictions and effective July 29, 2008 have begun collecting VAT from our subscribers in the European Union. We have initiated discussions with most of these tax jurisdictions on resolving the liability and we have come to a resolution with respect to the liability in certain tax jurisdictions but there can be no assurance that we will reach a favorable accommodation with all of these tax jurisdictions. If we are unable to reach a favorable accommodation with these tax jurisdictions, the terms of the payment of these liabilities could adversely affect our financial condition. Our primary recourse to the sellers for any losses suffered by us as a result of such liabilities (VAT-related or otherwise) was to offset the principal amount of the Subordinated Convertible Notes by the amount of any such losses. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On June 10, 2009, the United Kingdom taxing authority notified us that it had reversed its previous position and that we are not subject to VAT in the United Kingdom in connection with providing internet services. As of September 30, 2009, the total amount of historical uncollected VAT payments was approximately $43.8 million, including approximately $18.1 million in potential penalties and interest. The sellers have denied responsibility for the VAT liability. On October 8, 2009, we settled and released all indemnity claims against the sellers (whether claims are VAT related or not) by adjusting the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. On November 17, 2009, we filed a lawsuit against Grant Thornton LLP and two individuals who worked for Grant Thornton LLP in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida, alleging accounting malpractice arising from the defendants’ failure to advise of the VAT issue as part of its provision of pre-acquisition due diligence services conducted on acquisition targets Various, Inc., its subsidiaries and certain affiliates.

On or about March 26, 2009, Kevin Cammarata filed a complaint against our subsidiary FriendFinder California, Inc. and other defendants in the State Superior Court of California, County of Los Angeles in connection with their advertising on a free adult content website run by a third party known as Bright Imperial Limited. In April 2009, Various and FriendFinder Networks Inc. were added as defendants. The complaint alleges that the defendants aided and abetted Bright Imperial Limited in engaging in below cost competition and unlawful use of “loss leaders” in violation of California law by providing free, apparently professionally produced adult content. The plaintiff is seeking $10.0 million in damages, trebled to at least $30.0 million, plus injunctive relief and attorneys’ fees. On May 8, 2009, the Court denied the plaintiff’s request for an Order to Show Cause concerning its request for preliminary injunction, citing insufficient evidence among other factors. On May 26, 2009, we filed an “Anti-SLAPP” Motion to Strike the Complaint along with a Motion to Dismiss the claims in the Complaint. On or about July 24, 2009, Plaintiff stipulated to an Order on the anti-SLAPP motion that finds in favor of us, effectively terminating the case. On August 10, 2009, Plaintiff filed his Notice of Appeal. We intend to vigorously defend the appeal.

On or about April 22, 2009, Ms. Natalie Cedeno, the former human resources manager for Various, filed a complaint in State Superior Court of California, County of Santa Clara against us and some of our related entities and executives for amongst other things, wrongful termination, breach of oral and written contracts, retaliation, discrimination, and intentional infliction of emotional distress. The complaint appears to be for amounts according to proof and requests amongst other things compensatory damages, punitive damages and attorney’s fees. On or about June 29, 2009, we filed a request for arbitration related to the dispute with JAMS in San Francisco, California. On or about June 29, 2009, we filed with the Court a Motion to Compel Arbitration of the Claims in the Complaint and a Request for Stay. On or about August 24, 2009, the California State Superior Court, which was the forum for Plaintiff’s allegations related to her employment claims, granted our parties motion to compel arbitration and stay the action. On August 28, 2009, Plaintiff filed her employment claims against us in the arbitration forum. Additionally, on August 28, 2009, Plaintiff answered claims first brought by us, including breach of the employment agreement, in the same arbitration forum. The final arbitration hearing has been set for the week of July 12, 2010. We dispute the claims and we intend to vigorously defend the case.

On May 19, 2009, representatives for Summit Trading Limited, or Summit, sent a letter to our outside legal counsel, alleging that we, Interactive Brand Development, Inc. and entities affiliated with Marc Bell and Daniel Staton defrauded Summit of financial compensation for services provided to our predecessor entity, General Media Inc. Among other claims, Summit asserted bad faith breach of contract and fraud by our management and us, and claimed it is owed an equity interest in the Company, as well as compensatory, punitive and exemplary damages in excess of $500 million. No legal action has been taken to date by Summit against us. We believe that the allegations stated in the letter are vague and lack factual basis and merit. Should Summit take legal action, we would vigorously defend the lawsuit.

In August 2009, we received an informal demand from AIF, a holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, claiming a right to additional warrants exercisable for approximately 800,000 shares of common stock in satisfaction of the conversion price adjustment with respect to its Series A Convertible Preferred Stock related to our December 2007 issuance of Series B Convertible Preferred Stock. In connection with our issuance of Series B Convertible Preferred Stock, we issued additional warrants to 15 holders of Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. Parties who held Series A Convertible Preferred Stock and then purchased Series B Convertible Preferred Stock did not receive such additional warrants and the Series B Preferred Purchase Agreement contained a waiver of all conversion price adjustments and anti-dilution provisions triggered by the issuance of Series B Convertible Preferred Stock. AIF claims that such waiver is not valid because the signatory to the Series B Preferred Purchase Agreement was no longer employed by AIF at the time the signature pages were delivered to us for the closing of the transaction. If a claim by AIF is made and it is successful, we may be obligated to issue a warrant for approximately 800,000 shares of our common stock. We believe the claim is without merit and, should AIF take legal action, we would vigorously defend the lawsuit.

On November 5, 2009, Joao Control and Monitoring Systems of Texas, LLC filed a patent infringement lawsuit in the United States District Court of the Eastern District of Texas against us, our indirect wholly-owned subsidiary Streamray Inc., and a number of adult entertainment companies, alleging infringement of United States Patent No. 7,277,010 entitled “Monitoring Apparatus and Method” and seeking unspecified monetary damages as well as injunctive relief. The lawsuit was served on us and Streamray Inc. on November 12, 2009 and our response is due on February 3, 2010. We dispute the claims and intend to defend the lawsuit vigorously.

Other than as described above, we believe there are currently no litigation or legal or administrative proceedings pending against us that are likely to have, individually or in the aggregate, a material adverse effect on our business or our results of operations.

MANAGEMENT

The following sets forth certain information concerning our executive officers, other key employees and directors as of December 31, 2009.

Name	Age	Position
Marc H. Bell	42	Chief Executive Officer, President and Director
Daniel C. Staton	56	Chairman of the Board and Treasurer
Ezra Shashoua	54	Chief Financial Officer
Anthony Previte	44	Chief Operating Officer
Robert Brackett	32	President, internet group
Robert B. Bell	70	Director
Barry W. Florescue	65	Director
James “Jim” LaChance	44	Director
Toby E. Lazarus	42	Director
Jason Smith	37	Director

Executive Officers and Key Employees

Marc H. Bell has been our Chief Executive Officer, President and a Director since October 2004. Mr. Bell has served as a member of the Board of Directors of ARMOUR Residential REIT, Inc. (AMEX: ARR) since November 2009. Mr. Bell served as Chairman of the Board of Directors and Treasurer of Enterprise Acquisition Corp. (AMEX: EST), or EAC, a blank check company formed with the purpose of effecting a merger, acquisition or other similar business combination with an operating business, since its inception in July 2007 until November 2009. Mr. Bell has served as Managing Director of Marc Bell Capital Partners LLC, an investment firm which invests in media and entertainment ventures, real estate and distressed assets, since 2003. Previously, Mr. Bell was the founder and President of Globix Corporation, a full-service commercial internet service provider with data centers and a private network with over 20,000 miles of fiber spanning the globe. Mr. Bell served as Chairman of the Board of Globix Corporation from 1990 to 2003 and Chief Executive Officer from 1990 to 2001. Globix, which went public in 1996 under the name Bell Technology Group, Ltd. and was renamed Globix Corporation in 1998, offered internet connectivity and sophisticated internet-based solutions to large and medium size companies through a host of vertically-integrated businesses. Mr. Bell remained the Chairman of Globix until 2003. Globix was an initial investor in NetSat Express, a satellite communications joint venture with Globecomm Systems Inc. and Reuters Group plc, which was later sold to Globecomm Systems Inc. Mr. Bell was also a member of the Board of Directors of EDGAR Online, Inc., an internet-based provider of filings made by public companies with the SEC, from 1998 to 2000. Mr. Bell has also been a co-producer of several Broadway musicals and plays (Jersey Boys, The Wedding Singer, August: Osage County, A Catered Affair) and has been a winner of the American Theatre Wing’s Tony Award (“2008 Best Play” for August: Osage County and “2006 Best Musical” for Jersey Boys). Mr. Bell is a member of the Board of Trustees of New York University and New York University School of Medicine and was an adjunct instructor at the Global Entrepreneurship Center of Florida International University, where he taught graduate courses in Entrepreneurship. Mr. Bell holds a B.S. degree in accounting from Babson College and an M.S. degree in real estate development and investment from New York University. Mr. Bell is the son of Robert B. Bell, one of our directors.

Daniel C. Staton has been our Chairman of the Board since October 2004 and our Treasurer since December 2008. Mr. Staton has served as Chairman of the Board of Directors of ARMOUR Residential REIT, Inc. (AMEX: ARR) since November 2009. Mr. Staton served as President and Chief Executive Officer and as a member of the Board of Directors of EAC, a blank check company formed with the purpose of effecting a merger, acquisition or other similar business combination with an operating business, since its inception in July 2007 until November 2009. Mr. Staton has served as Managing Director of Staton Capital LLC, a private investment firm, since 2003. Mr. Staton served as President of The Walnut Group, a private investment firm that has made over 20 private equity and venture capital investments, from 1997 to January 2007. Prior to forming The Walnut Group, Mr. Staton served as General Manager and partner of Duke Associates from 1981 to 1993. With its initial public offering, Mr. Staton became Chief Operating Officer and a director of Duke Realty Investments, Inc. (NYSE: DRE), a real estate investment trust, from 1993 to 1997. Mr. Staton served as Chairman of the Board of Directors of Storage Trust Realty, a real estate investment trust, from 1997 to 1999 and led its merger with Public Storage (NYSE: PSA), where he has served on the Board of Directors since 1999. The Walnut Group was an initial investor and Mr. Staton served as director of Build-a-Bear Workshop (NYSE: BBW), a specialty retailer with over 300 stores, from 1998 until its initial public offering in 2004. The Walnut Group was an initial investor in Deal$: Nothing Over a Dollar, a specialty retailer which grew from one location to 67 locations until its sale to Supervalu Inc. in 2002. In connection with other investments by The Walnut Group, Mr. Staton served as director of Ameristop, a convenience store operator with over 140 locations, from 1998 to 2003, as a director of Skylight Financial, a credit card company for the “underbanked,” from 1998 until its sale in 2003 and as a director of Changing Paradigms, a leader in private-label household products, from 1999 until its sale in 2006. Mr. Staton also invested in and served as a director of United Sports Ventures, owner of three minor league baseball and four minor league hockey teams, from 1997 to 2002. Mr. Staton has co-produced or invested in numerous successful Broadway musicals, and plays including The Producers, Hairspray, Jersey Boys, and August: Osage County all of which won the Tony Award for “Best Musical” or “Best Play” as well as A Catered Affair and Smokey Joe’s Café, Broadway’s longest-running musical revue. Mr. Staton majored in Finance at the University of Missouri and holds a B.S. degree in specialized business from Ohio University and a B.S. degree in business (management) from California Coast University. Mr. Staton has served as Executive in Residence at both the University of Missouri and Ohio University.

Ezra Shashoua has been our Chief Financial Officer since January 2008. From September 2007 to January 2008, Mr. Shashoua served as a consultant to us. Mr. Shashoua also served as the Chief Financial Officer of EAC, a publicly held blank check company organized for the purpose of effecting a merger, acquisition or other similar business combination with an operating business, from January 2008 to November 2009. From June 2003 to May 2007, he was Executive Vice President and Chief Financial Officer of Cruzan International, Inc., a Florida-based publicly-held spirits company which owned the Cruzan Rum brand and several manufacturing plants. He was part of the management team that grew the Cruzan brand into a 700,000 annual case premium rum. Prior to his employment at Cruzan, Mr. Shashoua served as Executive Vice President from 2001 to June 2003 at NationsRent, Inc., a publicly-held NYSE equipment rental company. Mr. Shashoua had previously been at 7-Eleven, Inc. where he served in several roles of increasing responsibility over 18 years culminating in his appointment as Chief Financial Officer. During his tenure, 7-Eleven, Inc. went through a leveraged buyout, reorganization and sale. After reorganization, Mr. Shashoua was a leader of the management team that revitalized the 7-Eleven convenience store concept. Mr. Shashoua started his career as an attorney at the law firm of Sonnenschein Nath & Rosenthal LLP in Chicago. He holds a B.A. degree from Northwestern University and a J.D. degree from Illinois Institute of Technology-Chicago Kent College of Law.

Anthony Previte has been our Chief Operating Officer since February 2008. From March 2003 to January 2008, Mr. Previte was Managing Member of Starsmith LLC, a financial business consulting and outsourcing services company that provided consulting services to us from December 2006 until December 2007. From October 1998 to March 2003, Mr. Previte was with Globix Corporation where he served as Chief Technology Officer and Chief Operating Officer. Mr. Previte studied aerospace engineering at Polytechnic Institute of New York.

Robert Brackett has been the President of our internet group since December 2007. Prior to that, Mr. Brackett was Interim President of Various since October 2006. From 2003 to 2006, Mr. Brackett served as Chief Technology Officer of Various. Over the last four years he has spearheaded Various’ infrastructure and software growth. From 1999 to 2001, Mr. Brackett was software developer at iPrint Technologies, the internet’s first online print shop. Mr. Brackett developed software at iPrint to allow the easy creation of custom print shops for many large businesses such as Oracle, Washington Mutual and 3M. Mr. Brackett graduated from the University of California-Santa Cruz with highest honors in computer science and honors in language studies.

Directors

Robert B. Bell has been a Director since 2005. Mr. Bell served as Executive Vice President and Chief Financial Officer of Globix Corporation for 10 years. Prior to joining Globix, Mr. Bell was a practicing attorney in New York City at the firm of Bell, Kalnick, Beckman, Klee and Green LLP, which Mr. Bell founded in the early 1970s and specialized in the law of international real estate joint ventures and investment. He is the author of Joint Ventures in Real Estate published by John Wiley & Sons. Prior to 1994, Mr. Bell was for many years an Adjunct Professor at New York University. Mr. Bell has a B.S. degree from New York University and a Juris Doctorate degree from the University of California at Berkeley. Mr. Bell is the father of Marc H. Bell, our Chief Executive Officer and a Director.

Barry W. Florescue has been a Director since 2005. Since 1989, Mr. Florescue has also been the Chairman of the Board, Chief Executive Officer and majority stockholder of Century Financial Group, Inc., a private holding company which, until November 13, 2009, owned Century Bank, F.S.B. a federally chartered thrift institution based in Sarasota, Florida. During that time he also served as a director of Century Bank. On November 13, 2009, Century Bank was closed by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation was named receiver. Century Financial Group, Inc. was not included in the closing of the bank or resulting receivership. Mr. Florescue has also been Chairman of the Board and President of BMD Management Company, Inc. since 1980. BMD is a privately-owned management services, finance and real estate investment company which has managed fast food and casual dining restaurants and now primarily manages over 20 commercial real estate properties in Florida, Colorado and New York. From 1996 to December 2004, Mr. Florescue was the major stockholder, Chairman of the Board, Chief Executive Officer and Chief Operating Officer of BFMA Holding Corporation, a private holding company which owned and operated Marietta Corporation, a company that manufactures personal care amenities for the hospitality market and provides contract manufacturing and packaging for companies in the personal care, cosmetic, over-the-counter pharmaceutical, household care and food industries. Since 2003, Mr. Florescue has been the Chairman of the Board and Chief Executive Officer of Caswell-Massey Holding Corporation, a 250 year old company that sells Caswell-Massey brand bath and beauty products through its retail stores, mail-order catalog and website, as well as through department stores and chain retailers. Mr. Florescue also served as Chairman of the Board and Chief Executive Officer of Renaissance Acquisition Corp, an American Stock Exchange listed blank check company, which completed its initial public offering in January 2007 with net proceeds of approximately $91 million and has subsequently announced its liquidation and dissolution. Mr. Florescue is on the Executive Advisory Committee of the Simon Graduate School of Business Administration and is a Trustee of the University of Rochester. Mr. Florescue received a B.S. degree from the University of Rochester and a Master of Business Administration degree from New York University Graduate School of Business. Mr. Florescue earned his CPA certification in 1970.

James “Jim” LaChance has been a Director since October 2008. Since 2004, Mr. LaChance has served as the Chairman of the Board of Northern Offshore Ltd., a drilling and production services company listed on the Oslo Stock Exchange (Oslo Børs: NOF). From July 2005 to February 2008, Mr. LaChance served as portfolio manager at Satellite Asset Management, L.P., an investment management fund in New York with approximately $7 billion assets under management. From 2002 to June 2005, he was a Partner at Post Advisory Group, LLC, an investment management firm in Los Angeles with $8 billion assets under management. Before that, he managed hedge funds for LibertyView Capital Management. He began his professional career as an audit and management consultant for Arthur Andersen & Co. Subsequent to obtaining his MBA, Mr. LaChance worked as a restructuring and merchant banker with Chase Manhattan Bank. Mr. LaChance graduated from Northeastern University in 1988 with a B.A. degree in business administration and an Master of Business Administration degree from the Stern School of Business at New York University in 1993.

Toby E. Lazarus has been a Director since March 2009. Since 2004, Dr. Lazarus has served as Vice President of Operations for Lumen Management LLC. Lumen Management LLC is the general partner of Lumen Capital Limited Partnership. Lumen Capital Limited Partnership is a multi-strategy investment partnership focusing on small and mid-cap companies. Prior to joining Lumen Management LLC, she served in various positions in hospitals and health centers across the United States with an emphasis on developmental psychology and psychiatry. Dr. Lazarus graduated from Johns Hopkins University, Phi Beta Kappa with honors in psychology, received her M.A. and Ph.D. in developmental psychology from the University of Chicago with a focus on neuropsychology and has presented her work at various conferences in the United States.

Jason H. Smith has been a Director since 2005. From 1994 to 2007, Mr. Smith was the Chief Operating Officer at Hopper Radio of Florida Inc., a consumer electronics distribution business which, among other things, sourced and distributed the Memorex brand of consumer electronics. Mr. Smith succeeded in helping to grow the business until its eventual sale to Imation in 2007. Mr. Smith spearheaded the Disney Electronics line of consumer electronics which debuted in 2003 through a partnership with Disney Consumer Products. Mr. Smith graduated from the University of Florida in 1994 with a B.Sc. degree in business administration, with a major in marketing and a minor in environmental studies. He currently manages a recycling business, Fortune Recovery.

Other Commitments

In November 2009, EAC consummated a merger with ARMOUR. Mr. Staton serves as Chairman and Mr. Bell serves as a director of ARMOUR. In addition, Staton Bell Blank Check LLC, an entity affiliated with Messrs. Bell and Staton, is contractually obligated to provide services to ARRM, which entity will manage and advise ARMOUR, pursuant to a sub-management agreement and Staton Bell Blank Check LLC will be receiving a percentage of the net management fees earned by ARRM. These services may include serving as a consultant to ARRM with respect to the periodic review of the “guidelines” (as defined in the sub-management agreement); identifying for ARRM potential new lines of business and investment opportunities for ARMOUR; identifying for and advising ARRM with respect to selection of independent contractors that provide investment banking, securities brokerage, mortgage brokerage and other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services as may be required relating to the investments of ARMOUR and its subsidiaries; advising ARRM with respect to ARMOUR’s stockholder and public relations matters; advising and assisting ARRM with respect to ARMOUR’s capital structure and capital raising; and advising ARRM on negotiating agreements relating to programs established by the U.S. government. The sub-management agreement requires the consent of ARRM (not to be unreasonably withheld) prior to any transfer of any membership interests in Staton Bell Blank Check LLC that would result in Messrs. Staton and Bell, and certain of their respective affiliates and other permitted transferees, no longer holding a majority-interest in Staton Bell Blank Check LLC. Mr. Shashoua has not retained a position with ARMOUR. We expect that Messrs. Bell and Staton, will devote approximately ten percent of their combined time to ARMOUR. Each of Messrs. Bell and Staton expect to devote a small percentage of their time to Marc Bell Capital Partners LLC and Staton Capital LLC, respectively, as is required from time to time. While the amount of time devoted to each of these entities will vary, we remain the primary focus of each of Messrs. Bell and Staton, as well as that of Mr. Shashoua.

Composition of the Board of Directors

All of our directors serve until the next annual meeting of stockholders and their successors are elected or appointed, or until their earlier death, retirement, disqualification, resignation or removal. Our bylaws set the authorized number of directors at not less than two but not more than fifteen, with the actual number fixed by our board of directors or by a majority vote of our stockholders. The size of our board of directors is currently set at seven. Our bylaws authorize the board of directors to designate one or more committees, as it deems desirable, each consisting of one or more of the directors, and alternate members thereof, with such powers and authority (to the extent permitted by law and the bylaws) as may be provided in the board resolution establishing the committee.

Pursuant to a voting agreement dated as of July 6, 2005, which we refer to as the 2005 Voting Agreement, Mr. Florescue is entitled to nominate a designee for election to our board of directors and Messrs. Bell and Staton have agreed to vote in favor of the election of such designee. Mr. Florescue nominated himself as such nominee and was elected to our board of directors.

Under a security holders agreement that we entered into in August 2005, or the 2005 Security Holders Agreement, Messrs. Bell and Staton, among others, have agreed to vote in favor of the election of a designee of one of the holders of our Series A Convertible Preferred Stock to the board of directors who shall be an investment professional associated with the group of funds or otherwise reasonably acceptable to the Majority Equity Sponsor as defined in the agreement under which the Series A Convertible Preferred Stock was purchased. To date, that holder has not designated anyone reasonably acceptable for election.

Pursuant to the terms of the 2007 Sellers’ Securities Agreement, as amended, and a security holders agreement that we entered into in December 2007, or the 2007 Security Holders Agreement, the sellers collectively have the right to nominate a designee for election to the board of directors. Messrs. Bell and Staton have agreed to vote in favor of the election of such designee. To date, the sellers have not nominated anyone for election.

Pursuant to the terms of the 2007 Securities Purchase Agreement, as amended, and the 2007 Security Holders Agreement, the holders of the First Lien Senior Secured Notes are entitled to nominate a designee for election to our board of directors. Messrs. Bell and Staton have agreed to vote in favor of the election of such designee. To date, the holders of the First Lien Senior Secured Notes have not nominated anyone for election.

On October 8, 2009, in connection with the waiver by the sellers of all existing events of default under the note agreements relating to the Second Lien Subordinated Secured Notes, the right of the holders of 51% of the Second Lien Subordinated Secured Notes to designate one member to our board of directors and to nominate one board observer was modified in anticipation of our initial public offering. Pursuant to a binding term sheet, each of Messrs. Bell and Staton agreed, and agreed to cause the affiliates of Messrs. Bell and Staton that own our voting securities that are beneficially owned and voted by either Messrs. Bell or Staton, to vote in favor of any such board designee and to not vote in favor of removal without cause of any such board designee in any election of directors at a meeting of our stockholders.

The election of any of the designees of the foregoing would result in an increase in the number of directors on the board of directors. The obligations of the Messrs. Bell and Staton and the other security holders to vote in favor of election of any of the foregoing nominees, other than as described in the binding term sheet, terminate upon the consummation of this offering.

Board Committees and Independence

We currently have a compensation committee comprised of Marc Bell and Daniel Staton, the sole purpose of which is to grant a limited number of stock options to new employees.

Effective upon consummation of this offering, we will establish an audit committee and a nominating and corporate governance committee and we will reconstitute our compensation committee so that it complies with the applicable rules and regulations of the SEC and the New York Stock Exchange. The audit committee will consist of Messrs. Florescue, LaChance and Smith, the compensation committee will consist of Messrs. Florescue and LaChance and Dr. Lazarus and the nominating and corporate governance committee will consist of Messrs. LaChance and Smith and Dr. Lazarus. Our board of directors has determined that each of these directors is “independent” within the meaning of the applicable rules and regulations of the SEC and the New York Stock Exchange.

In addition, we believe Mr. Florescue, one of our independent directors, qualifies as an “audit committee financial expert” as the term is defined by the applicable SEC rules and regulations and New York Stock Exchange listing standards, which we believe is consistent with his experience.

Audit Committee

The audit committee will be responsible for, among other things:

•	appointing, replacing and overseeing the work of the registered independent public accounting firm;

•	reviewing and discussing with management and registered independent accounting firm our quarterly and annual financial statements and discussing with management our earnings releases;

•	pre-approving all auditing services and permissible non-audit services provided by our registered independent public accounting firm;

•	engaging in a dialogue with the registered independent public accounting firm regarding relationships that may adversely affect the independence of the registered independent public accounting firm and, based on such review, assessing the independence of the registered independent public accounting firm;

•	providing the audit committee report to be filed with the SEC in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and registered independent accounting firm management’s annual assessment of the effectiveness of the internal controls and registered independent accounting firm’s attestation and report about management’s assessment as required by the SEC;

•	reviewing and discussing with management and registered independent accounting firm the adequacy and effectiveness of our internal controls over our financial reporting including any significant deficiencies in the design or operation of our internal controls or material weaknesses and the adequacy and effectiveness of our disclosure controls and procedures;

•	reviewing and approving related party transactions in accordance with our related party transaction policy; and

•	reviewing and assessing annually the adequacy of the audit committee charter.

Mr. Florescue will serve as chairman of this committee.

Compensation Committee

The principal responsibilities of the compensation committee will be, among others:

•	reviewing and determining annually the compensation of our Chief Executive Officer;

•	providing the annual report on executive compensation to be filed with the SEC in our annual proxy statement;

•	making recommendations to our board of directors with respect to employment contracts, severance arrangements, change in control provisions and other compensatory arrangements with executive officers;

•	approving compensation programs and grants involving the use of our common stock and other equity securities; and

•	reviewing and assessing annually the compensation committee’s performance.

Mr. LaChance will serve as the chairman of this committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for, among other things:

•	recommending to the board of directors the slate of nominees of directors to be proposed for election by the stockholders and individuals to be considered by the board of directors to fill vacancies;

•	reviewing periodically the criteria for the selection of new directors and recommending any proposed changes to our board of directors;

•	developing and recommending to our board of directors a set of corporate governance guidelines applicable to us; and

•	reviewing and assessing annually the performance of the nominating and corporate governance committee.

Mr. Smith will serve as the chairman of this committee.

Compensation Committee Interlocks and Insider Participation

Other than with respect to Messrs. Bell and Staton’s service on the board of directors and as executive officers of EAC, none of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors. As previously discussed, our compensation committee is currently comprised solely of Marc Bell, our Chief Executive Officer, President and a director and Daniel Staton, our Treasurer and Chairman of the Board, which committee’s sole purpose is to grant a limited number of stock options to new employees. Both of Messrs. Bell and Staton are involved in transactions with us. For more information regarding these related party transactions see the section entitled “Certain Relationships and Related Party Transactions.” Upon the consummation of this offering, our compensation committee will be solely comprised of independent directors.

Code of Ethics and Code of Conduct

We have adopted a code of ethics that applies to our chief executive officer and senior financial officers, including our chief financial officer and principal accounting officer. We have also adopted a code of business conduct and ethics, or code of conduct, that applies to all of our officers, directors and employees. Our code of ethics and code of conduct codify the business and ethical principles that govern all aspects of our business. These documents will be made available in print, free of charge, to any stockholder requesting a copy in writing from our Secretary at our headquarters in Boca Raton, Florida. Copies of our code of ethics and code of conduct will be available on our website at www.ffn.com, under “About us: Corporate Governance” upon the consummation of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our executive officers that appear in the “Summary Compensation Table” below (referred to throughout this section collectively as our “named executive officers”). Our named executive officers for the fiscal year ended December 31, 2008 were:

•	Marc H. Bell, Chief Executive Officer and President

•	Daniel C. Staton, Chairman of the Board and Treasurer

•	Ezra Shashoua, Chief Financial Officer

•	Anthony Previte, Chief Operating Officer

•	Robert Brackett, President, internet group

•	James Sullivan, President, licensing and publishing group

•	Diane Silberstein, President and Publisher, publishing group

Mr. Bell served in the role of Chief Executive Officer during 2008. Mr. Shashoua served in the role of Chief Financial Officer during 2008 and, in addition to serving as Chairman of the Board and Treasurer, Mr. Staton served in a similar capacity as our Chief Financial Officer in 2008. Each of these persons is included in the “Summary Compensation Table” below because of his position, together with Messrs. Previte, Brackett, Sullivan and Ms. Silberstein, who are included based on compensation earned in 2008.

Ms. Silberstein’s employment terminated effective as of April 15, 2008 and she is no longer with our company.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Bell and Staton and was established for the sole purpose of granting a limited number of stock options to new employees. Upon the completion of this offering, we will have reconstituted our compensation committee in accordance with the rules and regulations of the SEC and the New York Stock Exchange. Effective upon the consummation of this offering, our compensation committee will in consultation with senior management, recommend to the board of directors for approval a general compensation philosophy and objectives. Our compensation committee will also be responsible for determining the compensation of our Chief Executive Officer and make recommendations to the board of directors with respect to the compensation of our other executive officers, including our other named executive officers. Our compensation committee will also be responsible for reviewing and making recommendations to the board of directors with respect to our incentive compensation and equity-based plans, including granting stock options and other equity-based awards. Historically, except for the granting of stock options, compensation decisions have been the responsibility of our board of directors and our Chief Executive Officer and Chairman of the Board. The board of directors, in conjunction with our Chief Executive Officer and our Chairman of the Board (and, upon the consummation of this offering, with our Compensation Committee), strives and will strive to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

Compensation Philosophy and Objectives

To date, we have not established a formal compensation philosophy. Rather, compensation decisions have been made on a case-by-case basis by our Chief Executive Officer, our Chairman of the Board and our board of directors with the goal of hiring and retaining individuals with proven ability and compensating them in a manner that is commensurate with the nature of their contributions to our company. Our Chief Executive Officer, Chairman of the Board and board of directors consider a variety of factors in determining the compensation of our executives, including our named executive officers. Such factors include, but are not limited to, prior training, prior relevant work experience and the extent to which an executive officer possesses such skills or knowledge that render him or her essential to our business or difficult to replace.

Our overall compensation philosophy and objectives did not change between 2007 and 2008, and decisions have continued to be made on a case by case basis. After this offering, our compensation committee will be responsible for recommending a compensation philosophy to the board of directors. We expect that our compensation committee will recommend following the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance, such as meeting certain revenue targets, with commensurate compensation as part of a comprehensive compensation policy.

Role of Executive Officers in Compensation Decisions

In 2008, decisions as to the compensation of our executive officers were made primarily by our Chief Executive Officer and Chairman of the Board and, in the case of the compensation of our Chief Executive Officer and Chairman of the Board, our board of directors. Executive officers who are also board members participate in the discussion of their compensation but abstain from the determination of their compensation. Our Chief Executive Officer and Chairman of the Board review the performance of each of our named executive officers (other than their own performance which has historically been reviewed by our board of directors) periodically but not in accordance with any specific schedule. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and bonus payout amounts, are presented to our board of directors, which has the discretion to modify any recommended adjustments or awards to executives. Effective upon the consummation of this offering, our newly reconstituted compensation committee will be responsible for determining the compensation of our Chief Executive Officer.

After completion of this offering, our compensation committee will determine each element of compensation for our Chief Executive Officer annually and will make recommendations to the board of directors with respect to each element of compensation for our other named executive officers. We anticipate that our Chief Executive Officer and Chairman of the Board will continue to review the compensation and performance of each executive officer other than himself annually and make recommendations to the compensation committee regarding each executive officer’s total compensation package for the following year. The compensation committee will in turn make the recommendations to the board of directors taking into account such input. We also anticipate that the chairman of the compensation committee will review the compensation and performance of our Chief Executive Officer and Chairman of the Board and will make recommendations to the compensation committee regarding our Chief Executive Officer’s and Chairman of the Board’s total compensation package for the following year.

Our board of directors approves recommendations regarding incentive compensation and equity-based plans. In 2008, our board of directors approved the adoption of our 2008 Stock Option Plan and agreements to grant options to purchase shares of our common stock to all of our officers under the plan. Our interim compensation committee, comprised of Messrs. Bell and Staton, has the authority to approve grants of options to purchase up to 1,000 shares of common stock to new employees without the approval of our board of directors. Following the consummation of this offering, equity-based awards will be made by our compensation committee.

Setting Executive Compensation

Due to the unique nature of each named executive officer’s duties, our criteria for assessing executive performance and determining compensation in any given year are inherently subjective and are not based upon specific formulas or weighing of factors. While our board of directors has a general understanding of the compensation practices of other similar companies and does consider general marketplace information when making compensation decisions, we have not, to date, felt it necessary to utilize the services of a compensation consultant or to do any formal benchmarking.

Executive Compensation Components

The principal components of compensation for our executive officers, including our named executive officers, are:

•	base salary;

•	bonuses;

•	long-term equity incentive compensation in the form of stock options under our 2008 Stock Option Plan and, subject to the approval of our compensation committee, restricted stock following the consummation of this offering; and

•	retirement benefits.

In 2008, Messrs. Bell and Staton were compensated pursuant to the terms of a management agreement entered into with Bell & Staton, Inc. which contemplates their performance of certain management services. In December 2008, our board of directors approved new forms of employment agreements for Messrs. Bell and Staton which will become effective upon the consummation of this offering. Our board of directors approved these employment agreements in order to compensate Messrs. Bell and Staton for their efforts in consummating an initial public offering and for the increased responsibility associated with public companies. Messrs. Shashoua and Brackett and Ms. Silberstein also had employment agreements in place in 2008. Mr. Previte’s compensation was previously determined in accordance with a consulting agreement but since he was retained as our Chief Operating Officer in February 2008, we have not entered into a formal employment agreement with him. We did not have a formal employment agreement in place with Mr. Sullivan during 2008.

Base Salary

We provide our executive officers and other employees with base salary to compensate them for services rendered during the year. Base salary ranges for named executive officers are determined for each executive based on his or her position and scope of responsibility. The initial base salary for most of our named executive officers was established in their initial service agreements with us.

Salary levels are reviewed occasionally upon a promotion, a material change concerning the company or other material change in job responsibility. Merit based increases are based on our Chief Executive Officer’s and our Chairman of the Board’s assessment of the individual’s performance.

In reviewing base salaries for our executive officers, our Chief Executive Officer and our Chairman of the Board primarily consider:

•	the executive officer’s total compensation package, both individually and relative to other executive officers; and

•	the individual performance of the executive officer.

Our Chief Executive Officer and Chairman of the Board review these criteria collectively but do not assign a weight to each criterion when setting base salaries. Each base salary adjustment is made by our Chief Executive Officer and our Chairman of the Board subjectively based upon the foregoing.

While we do not have a practice of re-evaluating the base salaries of our executives each year, base salaries may be reviewed and adjustments may be made in connection with promotions or other changes in an executive’s responsibilities. Messrs. Bell and Staton each received compensation through the management agreement of $250,000 in 2008, the same compensation they received in 2007. Pursuant to the terms of their new employment agreements, subject to the terms of our note agreements, as amended, upon the consummation of this offering, the annual base salaries of Messrs. Bell and Staton will increase to $1,000,000 per year in recognition of their leadership roles within our new public company. On July 8, 2008, our Chief Executive Officer and Chairman of the Board approved an increase in the annual base salary of Mr. Shashoua from $200,000 per year to $400,000 (effective as of July 1, 2008) per year and authorized an annual base salary of $500,000 for Mr. Previte, which is in excess of his previous consulting fees. In each case, these increases reflect increased responsibilities resulting from the expansion of our business and, in the case of Mr. Previte, his retention as an executive officer of our company. As Mr. Brackett was retained by us at the end of 2007, our Chief Executive Officer and Chairman of the Board took into account his 2008 compensation when considering his offer letter and thus no change to his base salary was made in 2008. Neither Ms. Silberstein nor Mr. Sullivan received salary increases in 2008.

Bonuses

We use bonuses to reward individual and company performance, however, these bonuses vary from executive to executive as we have not established a comprehensive bonus plan. While the management agreement covering the compensation of Messrs. Bell and Staton contemplates their participation in a bonus pool, no such pool was established with respect to 2008. Following the consummation of this offering, Messrs. Bell and Staton will be eligible for annual bonuses of up to 100% of their annual base salaries, subject to the terms of our note agreements, as amended. To incentivize Mr. Shashoua to stay with us through our initial public offering, Mr. Shashoua’s employment agreement also contemplates a bonus of up to 50% of annual base salary, contingent upon his continued employment upon the completion of this offering. Mr. Shashoua did not receive any bonus with respect to 2008. We have not entered into any bonus arrangement with Mr. Previte.

On November 13, 2007, in light of Mr. Brackett’s role as a key executive of Various, and in order to secure his continued service in the event of a sale of Various, Various entered into a special bonus award agreement with Mr. Brackett pursuant to which he was entitled to (i) a transaction bonus of $207,143 if the contemplated sale of Various to our company closed on or before December 31, 2007 and Mr. Brackett remained in full-time employment until the closing date and (ii) a post-closing bonus of $517,857 payable on or before the one-month anniversary of the closing date. These bonus amounts were paid to Mr. Brackett in 2007. In addition, Various agreed to pay Mr. Brackett a retention bonus of $725,000, payable in three annual installments of $241,667 on each of the first three anniversaries of the closing date, subject to his continued full-time employment on such dates. Mr. Brackett received the first installment of $241,667 of this retention bonus in 2008. In addition, Mr. Brackett’s offer letter contemplated quarterly bonuses tied to Various’ performance for 2007. For 2008, Mr. Brackett had no contractual right to a bonus. However, consistent with Various’ past practices, we elected to continue to pay Mr. Brackett discretionary quarterly bonuses during 2008. Mr. Brackett’s 2008 bonus amounts were allocated to him from certain quarterly bonus pools which were established based on the EBITDA of Various and its subsidiaries, or Various EBITDA. For each quarter during 2008, in order for a bonus pool to be established, a minimum Various EBITDA of $21,500,000 had to be achieved. This threshold was established based on our financial covenants. If the threshold for a particular quarter was achieved, a bonus pool would be established up to a maximum of 10% of the Various EBITDA above the threshold. Our Chief Operating Officer was responsible for allocating the bonus pool among the eligible employees of Various. For each quarter of 2008, 75% of the bonus pool was to be allocated to Various staff and 25% was to be allocated to Various executives. Of the 25% allocated to executives, 30% was to be allocated to Mr. Brackett, subject to our Chief Operating Officer’s discretion to increase or reduce amounts based on factors such as individual, department and company achievements and internal equities.

The actual Various EBITDA achieved with respect to each quarter of 2008, the excess Various EBITDA amount (the amount that exceeded the threshold from which the bonus pool could be established), the maximum possible bonus pool for each quarter and the size of the bonus pool actually established for each quarter of 2008 are set forth below:

2008	Various EBITDA Achieved	Excess Various EBITDA Amount	Maximum Bonus Pool	Actual Bonus Pool
First Quarter	$26,769,071	$5,269,071	$526,907	$450,000
Second Quarter	$27,350,813	$5,850,813	$585,081	$450,000
Third Quarter	$26,696,958	$5,196,958	$519,696	$450,000
Fourth Quarter	$26,093,893	$4,593,893	$459,389	$450,000

The actual bonus pool established for each quarter was less than the maximum because although our financial covenants were achieved, we did not meet our expectations with respect to certain budgetary requirements.

Based on the bonus pool formula described above, prior to adjustment, Mr. Brackett was entitled to $33,750 for each quarter of 2008 based on a total bonus pool amount of $450,000. However, our Chief Operating Officer authorized certain adjustments to Mr. Brackett’s quarterly bonuses. The amounts actually paid to Mr. Brackett were $43,750 for the first quarter, $48,125 for the second quarter, $48,125 for the third quarter and $31,500 for the fourth quarter. Mr. Brackett’s bonuses were adjusted upward for the first three quarters of 2008 in recognition of Mr. Brackett’s extraordinary efforts during the transition period following our acquisition of Various, including his leading role in the establishment of a new back-up data center. For the fourth quarter, our Chief Operating Officer decreased Mr. Brackett’s bonus amount because the transition period, and thus Mr. Brackett’s increased responsibilities, had ended and because revenues were not in line with our budgetary goals during this period.

None of our other named executive officers were eligible to receive allocations from these quarterly bonus pools.

We have not entered into any bonus arrangement with Mr. Sullivan. As Ms. Silberstein was hired to run our publishing business and increase our revenues through a comprehensive print advertising campaign, Ms. Silberstein’s employment agreement provides for an annual bonus based on incremental increases in revenues earned and collected for advertising insertions in our print publications each year or, advertising revenues. For 2008, to the extent that advertising revenues exceeded advertising revenues for 2007, Ms. Silberstein was entitled to 20% of the first $3.0 million above 2007 amounts, 15% of the next $3.0 million above 2007 amounts and 10% of all additional advertising revenues above 2007 amounts. Ms. Silberstein’s employment agreement does not provide for a target bonus amount. While Ms. Silberstein did not receive a bonus based on increased revenues in 2008, as a result of negotiations at the time her agreement was entered into, her employment agreement provides for an annual $200,000 non-refundable advance which is paid quarterly, subject to Ms. Silberstein’s continued employment at the end of the applicable quarter. Ms. Silberstein received $50,000 (one quarter of the total advance) on March 31, 2008, prior to her termination of employment on April 15, 2008.

Long-Term Equity Incentive Compensation

In April 2008, we adopted our 2008 Stock Option Plan in order to provide certain of our employees, directors and consultants with equity-based compensation and align their interests with those of our shareholders. The plan allows us to grant stock options qualified under the Internal Revenue Code of 1986, as amended, or the Code, or incentive stock options, and options that are not qualified under the Code, or nonqualified stock options. Our compensation committee or board of directors may administer the plan and both have the authority to prescribe rules and regulations relating to the plan, interpret the plan and awards and make all other determinations necessary for the administration of the plan. We may amend or terminate the plan at any time, subject to stockholder approval in certain cases, but we may not materially impair the rights of an existing option holder without his or her consent. Unless it is terminated earlier, the plan will terminate on December 31, 2017.

The exercise price of the stock options will not be less than the fair market value of one share of our common stock on the date of grant. Notwithstanding the foregoing, the exercise price of any stock options granted before an initial public offering of our common stock will be the price per share of our common stock to be sold pursuant to the initial public offering. In general, stock options granted pursuant to the plan have a term of ten years and vest ratably over five years, unless otherwise specified by the administrator. However, the stock options may be exercised only after eighteen months after the date of an initial public offering of our common stock. An option holder may exercise his or her options by delivering written notice to our Secretary or Treasurer and paying the exercise price in cash, shares of our common stock already owned by the option holder, or by cashless exercise using a broker.

In the event of a change in control (defined as any sale or conveyance of all or substantially all of our property and assets or any consolidation or merger of us or any acceptance of a tender offer for a controlling number of our shares), our board of directors may accelerate the vesting of options or notify option holders that their vested stock options may only be exercised within thirty days after they are notified.

Stock options generally may not be transferred by an option holder, other than by will or by the laws of descent or distribution, and may only be exercised by an option holder, his or her legal representative or by a permitted transferee during the option holder’s lifetime.

In the event of an option holder’s termination of employment with us for any reason other than due to his or her death or permanent and total disability, the option holder will have the ability to exercise his or her options that were vested at the time of termination within three months of the termination of employment, but no later than the expiration of the options. However, if the option holder’s employment is terminated for cause or due to his or her resignation, the option holder’s stock options will terminate on the date his or her employment terminates.

In the event that a non-employee director has served his or her full term, any vested stock options that he or she holds as of the date his or her service terminates will be exercisable until the options expire. If a non-employee director dies while serving on our board of directors, the vested stock options that he or she holds as of the date of death will be exercisable for one year following death, but no later than the date the stock options expire.

In the event of certain non-recurring changes in our capitalization or corporation transactions, the administrator may determine the appropriate adjustment to be made to the stock options granted pursuant to the plan.

On July 7, 2008, in order to incentivize our executives to use best efforts to effectuate our initial public offering, to aid in retention and to remain competitive with the market, we entered into agreements with certain of our executives, including our named executive officers, to grant options as of the consummation of the offering to purchase shares of our common stock with an exercise price equal to the offering price of the shares of our common stock pursuant to the offering. With respect to our named executive officers, Messrs. Bell, Staton and Shashoua will receive options to purchase 50,000 shares, Mr. Previte will receive options to purchase 37,500 shares, Mr. Brackett will receive options to purchase 25,000 shares, and Mr. Sullivan will receive options to purchase 12,500 shares. The exercise price of these options will be the share price offered to the public at the time of our initial public offering. The number of options granted to each of our named executive officers depends on the individual’s position and ability to influence our financial performance and, in the case of options to be granted in connection with this offering, the extraordinary efforts of Messrs. Bell, Staton and Shashoua. Those with the most responsibility are accordingly granted a larger number of options and our named executive officers will receive a proportionately larger grant than our other executives because our board of directors recognizes that their continued retention and motivation is critical to our future success. We have subsequently agreed to grant additional options to purchase shares of our common stock at the initial public offering price to other high-level employees.

Effective upon the pricing of this offering, we may enter into agreements to award additional nonqualified stock options to our named executive officers in recognition of their extraordinary efforts with respect to this offering and as an incentive for service during the vesting period. Each option will have an exercise price equal to the offering price as adjusted for underwriting discounts and commissions, and will vest ratably over the five years following the date of the agreement. The exercise of these options will be contingent upon the closing of this offering. Each of our named executive officers will be eligible to receive additional awards under our 2008 Stock Option Plan periodically thereafter or in connection with employment terms or agreements. Additional grants of stock options under our 2008 Stock Option Plan will be made both pursuant to employment agreements and ad hoc as to be determined by our Chief Executive Officer and Chairman of the Board or our compensation committee, as applicable. To date, we have not established any formal option granting policies.

On March 23, 2009, in order to retain key personnel, including our named executive officers, and further align their interests with those of our stockholders, our board of directors approved our 2009 Restricted Stock Plan which becomes effective upon the consummation of this offering. Restricted shares granted under our 2009 Restricted Stock Plan will generally vest on the third anniversary of the grant date, subject to the individual’s continued service with us. Going forward, it is anticipated that both stock options and restricted stock will be used to aid in the retention of our named executive officers.

Retirement Benefits

Currently, we operate two 401(k) plans. We have historically administered FriendFinder Networks Inc. Employees Retirement Plan & Trust (formerly known as the Penthouse Media Group Inc. Employees Retirement Plan and Trust) 401(k) Plan, which has a discretionary matching component. We have historically elected not to make matching contributions. As a result of our December 6, 2007 acquisition of Various, we also operate the FriendFinder Inc. 401(k) Plan, which does contain a matching component. Other than as mentioned above, we do not provide any company sponsored retirement benefits to any employee, including to our named executive officers.

Tax and Accounting Implications

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the Chief Executive Officer and the three other most highly-paid executive officers (other than the company’s Chief Executive Officer and Chief Financial Officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. In view of these grandfather provisions, we believe that Section 162(m) of the Code will not limit our tax deductions for executive compensation for fiscal year 2008. The board of directors’ policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the board of directors has the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise.

Accounting for Stock-Based Compensation

We account for stock-based payments under the 2008 Stock Option Plan in accordance with the requirements of authoritative accounting literature.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our named executive officers in the fiscal years ended December 31, 2007 and December 31, 2008.

Name and Principal Position	Year	Salary ($)		Bonus ($)		All Other Compensation ($)		Total ($)
Marc H. Bell, Chief Executive Officer and President	2008	250,000	(1)	—		—		250,000
	2007	250,000		—		—		250,000
Daniel C. Staton, Chairman of the Board and Treasurer	2008	250,000	(2)	—		10,912	(3)	260,912
	2007	250,000		—		—		250,000
Ezra Shashoua, Chief Financial Officer(4)	2008	300,000		—		—		300,000
	2007	65,902	(5)	—		—		65,902
Anthony Previte, Chief Operating Officer(6)	2008	475,000	(7)	—		39,149	(8)	514,149
	2007	300,000		—		—		300,000
Robert Brackett, President, internet group(9)	2008	328,326		413,167	(10)	—		741,493
James Sullivan, President, licensing and publishing group	2008	300,000		—		—		300,000
	2007	300,000		60,000		—		360,000
Diane Silberstein, President and Publisher, magazine group(11)	2008	145,831		50,000	(12)	343,125	(13)	538,956
	2007	500,000		200,000		—		700,000

(1)	This amount reflects the portion of the $500,000 payment to Bell & Staton, Inc., pursuant to the management agreement, that is attributable to Mr. Bell.

(2)	This amount reflects the portion of the $500,000 payment to Bell & Staton, Inc., pursuant to the management agreement, that is attributable to Mr. Staton.

(3)	This amount represents reimbursement for car lease expenses.

(4)	Beginning in September 2007, we engaged Mr. Shashoua’s services as Acting Chief Financial Officer. Mr. Shashoua became employed by us on January 1, 2008 as our Chief Financial Officer.

(5)	This amount reflects payments under a consulting agreement pursuant to which Mr. Shashoua was retained as our Acting Chief Financial Officer prior to becoming employed as our Chief Financial Officer. Under the terms of the consulting agreement dated September 11, 2007, Mr. Shashoua received $200,000 annually, or $8,333.33 semi-monthly, in consulting fees.

(6)	On December 11, 2006, we engaged Mr. Previte’s services, through Starsmith, LLC, as a consultant to head our entertainment group. Mr. Previte became employed by us on February 26, 2008 and now serves as our Chief Operating Officer.

(7)	This amount reflects $50,000 in consulting fees paid under a consulting agreement pursuant to which Mr. Previte served as head of our entertainment group prior to becoming our Chief Operating Officer on February 26, 2008 as well as $425,000 in salary related to his service as our Chief Operating Officer.

(8)	This amount represents relocation expenses for Mr. Previte from Los Angeles, California to Sunnyvale, California.

(9)	We retained Mr. Brackett on December 7, 2007 upon the acquisition of Various pursuant to an offer letter. Mr. Brackett was not a named executive officer during 2007 but became a named executive officer during 2008.

(10)	This amount reflects bonus payments with respect to each fiscal quarter of 2008 as follows: $43,750 for the first quarter, $48,125 for the second quarter, $48,125 for the third quarter and $31,500 for the fourth quarter, plus a $241,667 retention bonus.

(11)	Ms. Silberstein’s employment terminated as of April 15, 2008 and she is no longer employed by us.

(12)	This amount represents a non-refundable advance against a 2008 bonus for which Ms. Silberstein was eligible based on pre-established performance criteria set forth in her employment agreement. Due to her termination of employment on April 15, 2008 , Ms. Silberstein did not ultimately earn the remaining $150,000 portion of such bonus advance.

(13)	This amount represents severance payments and health care coverage reimbursements to which Ms. Silberstein became entitled in connection with her April 15, 2008 termination of employment that were earned in 2008. Because Ms. Silberstein is subject to restrictive covenants during her severance period, her remaining severance amounts will be earned in 2009.

Executive Employment Agreements

Management Agreement. In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Messrs. Bell and Staton, or the managers, whereby certain management services are to be performed by the managers as designated by our board of directors. The agreement is for a term of five years with an annual fee of $500,000 per year. The management agreement originally provided for a potential fee increase at the rate of 10% of our EBITDA, exclusive of EBITDA contributable to Various, but annual compensation cannot exceed $1.0 million. In addition, the agreement provides that the managers may participate in our future bonus pool and stock option plans. On August 17, 2005, the management agreement was amended to limit the total annual fee to be paid to the managers to a maximum of $500,000 so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the annual fee as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On October 8, 2009, we amended the management agreement to extend the term of the management agreement until the consummation of an initial public offering of our common stock as described in such amendment.

On December 9, 2008, our board of directors approved forms of employment agreements for each of Messrs. Bell and Staton, which will become effective upon the consummation of this offering and the receipt of any other third party consents required. These employment agreements will replace the management agreement with Bell and Staton, Inc. and, subject to the terms of our note agreements, as amended, each agreement will provide for a term of employment of five years at a base salary of $1,000,000 per year. This base salary may be increased each year by 10% of the then current base salary. Each agreement provides for an annual bonus of up to 100% of base salary, based on our board of directors’ objective evaluation of our performance and our board of directors’ subjective evaluation of the individual executive officer’s performance. Such performance will be evaluated after consultation with the executive within sixty days following the end of the year. Messrs. Bell and Staton will each be entitled to receive options to purchase 4,167 shares of our common stock upon the effective date of the agreement and each anniversary date thereafter, which will vest 20% per each year over five years. In addition, beginning on the first anniversary of the agreement, Messrs. Bell and Staton will receive annual grants of 2,500 shares of restricted stock which will vest on the third anniversary of the grant date. If the executive ceases to be employed by us, except under certain circumstances, we may repurchase the restricted stock issued to the executive less than three years prior to the executive’s date of termination at a price of $2.00 per share. Pursuant to these employment agreements, if we undergo a change in control (which is defined as (i) an acquisition of 50% or more of the then issued and outstanding stock of the company or the power to elect or appoint a majority of the board of directors, (ii) a merger or consolidation resulting in the transfer of the voting power of more than 50% of the issued and outstanding shares or (iii) a sale or disposition of all or substantially all of the company’s assets) or if the executive’s employment is terminated by us without cause or by him for good reason, we will become obligated to pay him severance equal to the lesser of 2.99 times the base salary in the year of such termination or the amount of base salary owed to the executive for the remainder of the term of the agreement, plus; an amount equal to 100% of the greater of the executives’ bonus for the year of termination or bonus actually earned for the year prior to the year of termination;

and the same level of health coverage and benefits as in effect on the day immediately prior to termination until the earlier to occur of the date that such executive is no longer eligible for continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or twelve months from the executive’s termination date. In addition the vesting of the executive’s stock options will accelerate to that number of shares that would have become vested if the executive had remained employed by us until the date twelve months following the termination date. Severance benefits are contingent upon each of Mr. Bell and Mr. Staton signing and not revoking a release of claims. Notwithstanding any other provisions of these employment agreements unless we have satisfied all of our obligations under our note agreements by December 31 of the year immediately preceding the applicable calendar year neither Mr. Bell nor Mr. Staton will be entitled to aggregate cash compensation in excess of $750,000 for such year. Any amounts in excess of $750,000 will be accrued and paid, if at all, on December 31, 2013, subject to our ability to re-defer such excess amounts in accordance with the requirements of Section 409A of the Code. To the extent that our obligations under our note agreements are not satisfied by December 31, 2013 or such later date selected by us in compliance with Section 409A of the Code, such excess amounts will be forfeited.

Ezra Shashoua. On September 6, 2007, we entered into an employment agreement with Mr. Shashoua, effective January 1, 2008, pursuant to which Mr. Shashoua would receive a base salary of $200,000 per year with an increase to $400,000 per year upon the consummation of an initial public offering. The employment agreement provides that Mr. Shashoua is an at-will employee, and thus his employment may be terminated at any time. The employment agreement provides for Mr. Shashoua to be eligible to receive an annual performance based bonus of up to 50% of his then current annual base salary, which bonus is contingent upon his continued employment through the completion of an initial public offering and the achievement of certain goals and objectives as agreed to between Mr. Shashoua and senior management. The employment agreement also provides for Mr. Shashoua to be eligible to receive options upon pricing of an initial public offering equal to 0.6% of our total outstanding equity, with an exercise price equal to the initial public offering stock price. On July 8, 2008, Mr. Shashoua’s employment agreement was amended and restated, increasing his base salary to $400,000 per year and identifying that he would be eligible for a grant of options to purchase 50,000 shares of common stock in lieu of an amount equal to 0.6% of our then outstanding equity, or in an amount equal to other top tier senior executives. In addition, upon the consummation of an initial public offering, Mr. Shashoua will become entitled to receive a bonus of up to 50% of his then current annual base salary and will become eligible to receive restricted stock from time to time. Mr. Shashoua is subject to a confidentiality provision during the term of his employment.

Anthony Previte. On December 11, 2006, we entered into a consulting agreement with Starsmith LLC, a New York limited liability company controlled by Mr. Previte, retaining it to act in the capacity as the head of our entertainment group. The term of this consulting agreement ended on December 28, 2007 and on February 26, 2008, we hired Mr. Previte as our Chief Operating Officer but did not enter into a formal employment agreement.

Robert Brackett. On December 7, 2007, we retained Mr. Brackett pursuant to an offer letter. He initially served as the President of Various and now serves as the President of our internet group. The offer letter provides for a term of three years from Mr. Brackett’s start date. Pursuant to his offer letter, Mr. Brackett is entitled to a base salary of $315,000 annually and is eligible to receive equity-based compensation and health and 401(k) plan benefits. Mr. Brackett’s offer letter also contains a bonus plan that ended on December 31, 2007, pursuant to which Mr. Brackett would have been awarded a bonus on a quarterly basis, based on top-line revenue and bottom-line profit growth rates. Mr. Brackett’s offer letter contains one year post-termination covenants not to solicit our employees or customers.

In addition to his offer letter, Mr. Brackett executed an Employee Proprietary Information Agreement upon the commencement of his employment with us, pursuant to which he agreed to hold confidential information he learns about us, our work, and invention. Mr. Brackett also agreed that any works produced during the scope of his employment will be our property.

Mr. Brackett also entered into a Bonus Award Agreement with us on November 13, 2007, which was amended on December 5, 2007, pursuant to which he became entitled to receive certain bonuses upon the closing of the sale of Various to Penthouse Media Group, Inc. on or before December 31, 2007. Mr. Brackett received $207,143 as a transaction bonus on the closing date of the Various transaction, $517,857 as a post-closing bonus on or before the one-month anniversary of the closing date, and he also become entitled to receive payment of $241,667 on each of the first three anniversaries of the closing date as retention bonuses, assuming Mr. Brackett’s continued employment.

James Sullivan. We have not entered into any employment agreement or other compensation arrangement with Mr. Sullivan.

Diane Silberstein. On January 3, 2006, we entered into an employment agreement with Ms. Silberstein retaining her to act as President and Publisher of our magazine group. Ms. Silberstein’s employment was terminated effective as of April 15, 2008. Ms. Silberstein was entitled to a base salary of $500,000 per year and a bonus based on incremental increases in the company’s print publication advertising revenue each year during her employment. Ms. Silberstein was entitled to a non-refundable advance of her bonus in the amount of $200,000 payable in quarterly installments subject to her continued employment on each payment date. In addition, Ms. Silberstein was entitled to receive 15,000 stock options exercisable at $20.00 per share. These stock options were not granted as no stock option plan was in effect at any time during Ms. Silberstein’s employment. In addition, Ms. Silberstein was entitled to be reimbursed for certain business expenses. Pursuant to the terms of a severance agreement and release she became entitled to severance payments equal to 15 months of continued base salary and reimbursement for 15 months of COBRA coverage. Ms. Silberstein is subject to a non-compete agreement and a non-solicitation provision through April 15, 2009 and a perpetual confidentiality agreement.

Potential Payments Upon Termination or Change in Control

Assuming a termination or change in control as of December 31, 2008, Messrs. Shashoua and Brackett and Ms. Silberstein would have become entitled to receive severance payments.

Ezra Shashoua. If we terminated Mr. Shashoua’s employment without cause (as defined below), or if he terminated his employment for good reason (as defined below) Mr. Shashoua would have become entitled to receive an amount equal to $400,000, payable in a lump sum within thirty days of termination.

For purposes of Mr. Shashoua’s employment agreement, “good reason” means (i) the occurrence of a change of control within one year of the Various acquisition, (ii) the relocation of the geographical base of his employment out of Boca Raton, Florida or (iii) the failure of an initial public offering to occur within one year of the Various acquisition.

For purposes of Mr. Shashoua’s employment agreement, “cause” means his (i) willful failure or refusal to perform his duties; (ii) willful failure or refusal to carry out the lawful directions of his supervisors; (ii) willful gross misconduct, including but not limited to theft, violent work-related behavior, violation of our sexual or other lawful workplace harassment policies or repeated acts of gross insubordination; (iii) willful dishonesty or fraud in connection with his employment, regardless of whether it results in economic harm to us; (iv) indictment or conviction of a crime other than a minor traffic infraction; or (v) material breach of his employment agreement.

Termination	Severance
Without Cause/For Good Reason	$400,000

Robert Brackett. If we had terminated Mr. Brackett’s employment other than for cause (as defined below) or if he had terminated his employment for good reason (as defined below), Mr. Brackett would have become entitled to receive his base salary from the date his employment terminated until the date that is three years from his start date (the closing of the Various acquisition), subject to his execution of a release of claims.

Pursuant to Mr. Brackett’s offer letter, “cause” means (i) Mr. Brackett’s willful failure to substantially perform his duties under his offer letter, the Employee Proprietary Information Agreement, or pursuant to our stated policies and procedures; (ii) his willful failure or refusal to carry out lawful directions of his superiors; or (iii) his willful gross misconduct, including but not limited to theft, violent work-related behavior, violation of our anti-discrimination and anti-harassment policies or repeated acts of gross insubordination; willful dishonesty or fraud in connection with his employment, regardless or whether it results in economic harm to us or our subsidiaries or affiliates; or indictment or conviction of a crime other than a minor traffic infraction. Pursuant to his offer letter, “good reason” means (i) any reduction of Mr. Brackett’s base salary; (ii) relocation of his base office more than 50 miles from the location of his base office as of the start date; or (iii) our failure to obtain from any successor its agreement to assume and perform the terms of the offer letter.

Termination	Severance
Without Cause/For Good Reason	$596,683

Diane Silberstein. Ms. Silberstein’s employment actually terminated effective April 15, 2008 pursuant to a severance and release agreement dated April 30, 2008. Pursuant to the agreement, Ms. Silberstein became entitled to receive fifteen months continued payment of her then current base salary, less deductions and withholdings, in semi-monthly installments. She also became entitled to reimbursement for the cost of COBRA coverage during the fifteen-month severance period. Ms. Silberstein’s receipt of the above amounts is contingent upon her execution of the severance agreement and release and her continued compliance with the restrictive covenants contained in her employment agreement.

	Severance	COBRA Reimbursements	Total
Termination on April 15, 2008	$625,000	$16, 394	$641,394

The following information is with respect to our 2008 Stock Option Plan for the fiscal year 2008. For more information regarding the accounting treatment of our 2008 Stock Option Plan see “Note L — Stock Options” in our consolidated financial statements and related notes.

Equity Compensation Plan Information Table

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	678,000	(1)	665,998
Total	678,000	(1)	665,998

(1)	Each option will have an exercise price equal to the price per share of our common stock offered in our initial public offering.

Compensation of Directors

Commencing January 1, 2008, our non-employee directors receive a quarterly fee of $7,500, payable at the beginning of each quarter.

In April 2008, we entered into agreements to grant options to purchase 1,250 shares of our common stock to each of our then current non-employee directors as well as to one board advisor. In October 2008, we entered into agreements to grant stock options to purchase 1,250 shares of our common stock to Mr. LaChance in connection with his appointment to our board of directors. Future grants of stock options will be made at the discretion of our Chief Executive Officer and Chairman of the Board until a formal plan for compensating our directors is established. In addition, our non-employee directors and board advisor will receive additional options to purchase 250 shares of common stock on each subsequent April 3 anniversary so long as such director is serving on the board. The stock options will vest ratably over the five years following the grant date. However, a non-employee director may exercise the vested portion of a stock option only after that date which is 18 months after the date of the consummation of this offering. Each option will expire no more than ten years from its date of grant, except in the event of death in which case the options will expire six months from the date of death. The exercise price of the option will be the fair market value of our common stock on the date immediately preceding the date on which such option is granted or, in the case of options granted in connection with this offering, the per share offering price in this offering. Options are non-transferable except by will or by the laws of descent and distribution. Each such option granted will be evidenced by a written agreement.

We plan to reimburse each non-employee director for reasonable travel and related expenses incurred in connection with attendance at board and committee meetings.

Employees who also serve as directors receive no additional compensation for their services as a director.

DIRECTOR COMPENSATION AS OF DECEMBER 31, 2008

Name	Fees Earned or Paid in Cash ($)	Total ($)
Jason Smith	$30,000	$30,000
Robert Bell	30,000	30,000
Barry Florescue	30,000	30,000
James LaChance(1)	5,725	5,725

(1)	Mr. LaChance was appointed to our board of directors in October 2008.

Indemnification Agreements with Directors and Officers

We have entered into indemnification agreements with our directors and certain officers, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we are required to indemnify the directors against specified liabilities arising out of their services to us. The indemnification agreements require us to indemnify each director and officer to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements provide limitations on the directors’ and officers’ rights to indemnification in certain circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us about the beneficial ownership of our common stock and Series A Convertible Preferred Stock as of January 6, 2010:

•	each person or entity who is known to beneficially own 5% or more of common stock and Series A Convertible Preferred Stock;

•	each named executive officer;

•	each director; and

•	all of our named executive officers and directors as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all voting securities held by them. Shares of our common stock subject to options and warrants currently exercisable or exercisable within 60 days of January 6, 2010, and not subject to repurchase as of that date, are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed to be outstanding for calculating the percentage of any other person and include our Series B Convertible Preferred Stock, the holders of which have notified us in writing that they intend to exercise their option to convert effective upon the consummation of this offering, and our Series B common stock, which will be exchangeable upon the consummation of this offering. The percentage of ownership of our common stock is based on 6,517,747 shares of voting common stock, 8,444,854 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock and 1,839,834 shares of common stock issuable upon the exchange of the Series B common stock outstanding on January 6, 2010. The percentage of ownership of our Series A Convertible Preferred Stock is based on 2,000,460 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock outstanding on January 6, 2010. Unless otherwise indicated, the address for those listed below is c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Boca Raton, Florida 33487.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)
Name and Title of Beneficial Holder	Shares	%	Shares	%		Shares	%	Shares	%
Named executive officers and directors:
Daniel C. Staton, Chairman of the Board and Treasurer(2)	6,613,111	56.89%	565,541	28.27%	58.89%	6,613,111	%	565,541	28.27%	%
Marc H. Bell, Chief Executive Officer, President and Director(3)	5,424,747	49.80%	565,541	28.27%	52.40%	5,424,747	%	565,541	28.27%	%
Robert Brackett, President, Internet Group	—	—	—	—	—	—	—	—	—	—
Anthony Previte, Chief Operating Officer	—	—	—	—	—	—	—	—	—	—
Ezra Shashoua, Chief Financial Officer	—	—	—	—	—	—	—	—	—	—
Diane Silberstein, former President and Publisher, Magazine Group	—	—	—	—	—	—	—	—	—	—
James Sullivan, President, Licensing and Publishing Group	—	—	—	—	—	—	—	—	—	—
Robert B. Bell, Director	—	—	—	—	—	—	—	—	—	—
Barry Florescue, Director(4)	669,109	9.31%	440,710	22.03%	14.55%	465,325	%	440,710	22.03%	%
Jim LaChance, Director	—	—	—	—	—	—	—	—	—	—

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)	Common Stock		Common Stock Issuable Upon Conversion of Series A Convertible Preferred Stock		% Total Voting Power(1)
Name and Title of Beneficial Holder	Shares	%	Shares	%		Shares	%	Shares	%
Toby E. Lazarus, Director	—	—	—	—	—	—	—	—	—	—
Jason H. Smith, Director	—	—	—	—	—	—	—	—	—	—
All named executive officers and directors as a group (12 persons)	12,233,183	76.82%	1,571,792	78.57%	78.91%	12,233,183	%	1,571,792	78.57%	%
Five percent stockholders:
Absolute Income Fund, L.P.(5)	1,563,035	19.98%	428,668	21.43%	24.14%	1,563,035	%	428,668	21.43%	%
Andrew B. Conru Trust Agreement(6)	3,380,879	46.43%	—	—	46.43%	3,380,879	%	—	—	%
CMI II LLC (7)	428,555	6.17%	—	—	6.17%	428,555	%	—	—	%
Del Mar Asset Management, LP(8)	563,444	7.76%	—	—	7.76%	563,444	%	—	—	%
Del Mar Master Fund, Ltd.(9)	548,136	7.96%	—	—	7.96%	548,136	%	—	—	%
Epic Distressed Debt Opportunity Master Fund Ltd. (10)	359,970	5.23%	—	—	5.23%	359,970	%	—	—	%
Florescue Family Corporation (11)	669,109	9.31%	154,923	7.74%	11.22%	669,109	%	154,923	7.74%	%
Mapstead Trust, created on April 16, 2002 (12)	512,992	7.57%	—	—	7.57%	512,992	%	—	—	%
PET Capital Partners II LLC (13)	—	—	904,971	45.24%	12.19%	—	—	904,971	45.24%	%
RockView Trading, Ltd.(14)	515,413	7.33%	—	—	7.33%	515,413	%	—	—	%
Satellite Senior Income Fund, LLC (15)	1,209,015	15.65%	—	—	15.65%	1,209,015	%	—	—	%
Staton Family Investments, Ltd. (16)	3,499,971	40.65%	255,949	12.79%	42.36%	3,499,971	%	255,949	12.79%	%
Staton Family Perpetual Trust (17)	1,688,971	20.58%	—	—	20.58%	1,688,971	%	—	—	%
Strategic Media I LLC (18)	1,274,174	16.35%	—	—	16.35%	1,274,174	%	—	—	%

(1)	Percentage of total voting power represents voting power with respect to all shares of our common stock (including options and warrants currently exercisable or exercisable within 60 days of January 6, 2010, our Series B Convertible Preferred Stock and our Series B common stock) and Series A Convertible Preferred Stock, which vote together as a single class on all matters to be voted upon by our stockholders. Each share of Series A Convertible Preferred Stock is voted on an as-converted basis. As of January 6, 2010, each share of Series A Convertible Preferred Stock may be converted into 1.13 shares of common stock.

(2)	Shares of common stock beneficially owned include: 1,646,182 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 446,030 shares of common stock issuable upon exercise of warrants, owned by Staton Family Investments, Ltd.; 1,274,174 shares of common stock issuable upon the exchange of Series B common stock purchased from IBD over which Staton Family Investments, Ltd., holds sole dispositive and voting power; 52,070 shares of common stock issuable upon the exchange of Series B common stock owned by Staton Media LLC; and 1,688,971 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock, owned by Staton Family Perpetual Trust. Shares of common stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned include 309,592 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II. Mr. Staton is a member of Staton Family Investments, Ltd. and has voting and investment power over its shares. Mr. Staton is a member and the manager of Staton Media LLC and has voting and investment power over its shares. Mr. Staton is a member of PET II and has voting and investment power over his percentage interest in its shares. Mr. Staton disclaims beneficial ownership over the shares held by PET II for which he does not have voting and investment power. Mr. Staton is also the trustee of Staton Family Perpetual Trust and has voting and investment power over its shares, which are held in trust for the benefit of his minor children.

(3)	Shares of common stock beneficially owned include: 52,070 shares of common stock issuable upon conversion of Series B common stock, 3,335,152 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 446,030 shares of common stock issuable upon exercise of warrants. Shares of common stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned include 309,592 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II. Mr. Bell is a member of PET II and has voting and investment power over his percentage interest in its shares. Mr. Bell disclaims beneficial ownership over the shares held by PET II for which he does not have voting and investment power. Shares of common stock beneficially owned do not include 184,190 shares of common stock held by the Bell Family 2003 Charitable Lead Annuity Trust for which Mr. Bell does not hold voting or dispositive power. Mr. Bell disclaims beneficial ownership over the shares held by the Bell Family 2003 Charitable Lead Annuity Trust.

(4)	Shares of common stock beneficially owned include 465,325 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock owned by Florescue Family Corporation and 203,784 shares of common stock issuable upon exercise of warrants. Shares of common stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned include 285,787 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by PET II and 154,923 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Florescue Family Corporation. Mr. Florescue is a member of PET II and has voting and investment power over his percentage interest in its shares. Mr. Florescue disclaims beneficial ownership over the shares held by PET II for which he does not have voting and investment power. Mr. Florescue is also President of Florescue Family Corporation and has voting and investment power over its shares.

(5)	Shares of common stock beneficially owned include 128,900 shares of common stock issuable upon exercise of its right to purchase shares from Marc H. Bell, Daniel C. Staton, and related entities and 1,175,275 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock. The address of Absolute Income Fund, L.P. is Suite 4-213-4 Governors Square, PO Box 31298, Grand Cayman, KY1-1206, Cayman Islands.

(6)	Shares of common stock beneficially owned include 764,298 shares of common stock issuable upon exercise of its right to purchase shares from Marc H. Bell, Daniel C. Staton, and related entities. Shares of common stock beneficially owned do not include shares of common stock issuable upon the conversion of its Subordinated Convertible Note. We have received an indication that such stockholder intends to exercise its right to purchase shares from Marc H. Bell, Daniel C. Staton and related entities prior to the consummation of this offering. To the best of our knowledge, Andrew Conru holds investment and voting power over the securities held by the Andrew B. Conru Trust Agreement. The address of the Andrew B. Conru Trust Agreement is 116 El Nido, Portola Valley, CA 94028.

(7)	Shares of common stock beneficially owned consist of 428,555 shares of common stock issuable upon conversion of Series B common stock. CMI II, LLC is a wholly-owned subsidiary of Casterligg Master Investments Ltd. Sandell Asset Management Corp. is the investment manager of Casterligg Investments Ltd. The address of CMI II LLC is 40 West 57th Street, 26th Floor, New York, New York 10019.

(8)	Shares of common stock beneficially owned consist of 563,444 shares of common stock issuable upon exercise of warrants held by funds affiliated with Del Mar Asset Management, LP., including 548,136 shares of common stock issuable upon exercise of warrants held by Del Mar Master Fund, Ltd. The address of Del Mar Asset Management, LP is 711 Fifth Avenue, 5th Floor, New York, New York 10022.

(9)	Shares of common stock beneficially owned consist of 548,136 shares of common stock issuable upon exercise of warrants. Del Mar Asset Management, LP is the advisor to Del Mar Master Fund, Ltd. The address of Del Mar Master Fund, Ltd. is c/o Del Mar Asset Management, LP 711 Fifth Avenue, 5th Floor, New York, New York 10022.

(10)	Shares of common stock beneficially owned include 359,970 shares of common stock issuable upon exercise of warrants. The address of Epic Distressed Debt Opportunity Master Fund, Ltd. is 399 Park Avenue, 7th Floor, New York, New York 10022.

(11)	Shares of common stock beneficially owned include: 465,325 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 203,784 shares of common stock issuable upon exercise of warrants. The address of Florescue Family Corporation is 50 E. Sample Rd, Suite 400, Pompano Beach, FL 30064.

(12)	Shares of common stock beneficially owned include: 106,776 shares of common stock issuable upon exercise of warrants and 254,766 shares of common stock issuable upon exercise of its right to purchase shares from Marc H. Bell, Daniel C. Staton, or related entities. Shares of common stock beneficially owned do not include shares of common stock issuable upon the conversion of its Subordinated Convertible Note. In December 2009, such stockholder exercised its right to purchase shares from Marc H. Bell, Daniel C. Staton and related entities, such exercise to be effective immediately prior to the consummation of this offering. Lars Mapstead is a trustee of the Mapstead Trust and has voting and investment power over its shares. The address of Mapstead Trust, created on April 16, 2002 is c/o Lars Mapstead, 180 Horizon Way, Aptos, CA 95003.

(13)	Messrs. Bell, Staton and Florescue each disclaim beneficial ownership of these shares except with respect to their percentage ownership of PET II.

(14)	Shares of common stock beneficially owned consist of 515,413 shares of common stock issuable upon exercise of warrants. Rockview Management, LLC is the investment manager to RockView Trading, Ltd. The address of RockView Trading, Ltd. is Metro Center, One Station Place, Stamford, Connecticut 06902.

(15)	Shares of common stock beneficially owned consist of 1,209,015 shares of common stock issuable upon exercise of warrants. The address of Satellite Senior Income Fund, LLC is 623 Fifth Ave. 19th Floor, New York, New York 10023.

(16)	Shares of common stock beneficially owned include: 1,646,182 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock and 446,030 shares of common stock issuable upon exercise of warrants.

(17)	Shares of common stock beneficially owned consist of 1,688,971 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock.

(18)	Shares of common stock beneficially owned consist of 1,274,174 shares of common stock issuable upon the exchange of Series B common stock.

Pursuant to the 2005 Voting Agreement by and among Barry Florescue, Marc Bell and Daniel Staton, each of Messrs. Bell and Staton agreed to vote all of his voting securities in favor of one board member designated by Mr. Florescue. Mr. Florescue nominated himself as such nominee and was elected to our board of directors. The 2005 Voting Agreement terminates on the earlier of the date on which Mr. Florescue and/or his affiliated entities ceases to hold more than fifty percent of the units of PET II originally purchased by Mr. Florescue and affiliated entities and the consummation of this offering. Pursuant to the 2005 Security Holders Agreement, the holders of Series A Convertible Preferred Stock as well as certain holders of common stock and Series B common stock, have agreed, among other things, to vote all voting securities then held or thereafter acquired by such security holder for the board designee allowed to be appointed pursuant to the 2005 Security Holders Agreement during the term of the 2005 Security Holders Agreement and have agreed not to vote for certain changes in our capitalization or corporate governance without the written consent of certain stockholders, so long as certain ownership levels are maintained by a certain group of stockholders. The holders of the warrants issued in connection with the 2006 Notes as well as the holders of the Series B Convertible Preferred Stock subsequently became party to this agreement and are subject to the voting requirements therein. The voting provisions of the 2005 Security Holders Agreement shall terminate upon the consummation of this offering. Pursuant to the 2007 Security Holders Agreement, the holders of warrants issued in connection with the sale of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes, as well as PET, PET II, ARE and Messrs. Bell and Staton have agreed, among other things, to vote all voting securities then held or thereafter acquired by such holder in favor of the board designees allowed to be appointed by noteholders holding the required number of notes as prescribed by the 2007 Securities Purchase Agreement and the 2007 Sellers’ Securities Agreement respectively, during the term of the 2007 Security Holders Agreement. The 2007 Security Holders Agreement will terminate immediately upon the consummation of this offering. On October 8, 2009, in connection with the waiver by the sellers of all existing events of default under the note agreements relating to the Second Lien Subordinated Secured Notes, the holders of 51% of the Second Lien Subordinated Secured Notes are entitled to designate one member to our board of directors and to nominate one board observer. Pursuant to a binding term sheet, each of Messrs. Bell and Staton agreed, and agreed to cause the affiliates of Messrs. Bell and Staton that own our voting securities that are beneficially owned and voted by either Messrs. Bell or Staton, to vote in favor of any such board designee and to not vote in favor of removal without cause of any such board designee in any election of directors at a meeting of our stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as described below, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the employment agreements described in section entitled “Management.” These related party transactions were each negotiated at an arm’s length basis and were on no less favorable terms to us than would have been given to a third party.

General Media, Inc. Transaction

General Media, Inc., or GMI, a Delaware corporation formed in 1993, filed for bankruptcy on August 12, 2003. In September 2003, Marc H. Bell , our Chief Executive Officer and President, and Daniel C. Staton, our Chairman of the Board and Treasurer, formed PET to acquire GMI’s secured notes and preferred stock. On October 5, 2004, GMI emerged from Chapter 11 protection with new equity distributed entirely to the holders of the GMI secured notes. The reorganized capital structure also included approximately $35.8 million of Term Loan Notes distributed to former secured and unsecured creditors and a credit facility for up to $20.0 million funded by NAFT Ventures I LLC, or NAFT, an affiliate of Messrs. Bell and Staton. An unaffiliated fund also participated in the exit financing facility. Concurrently with the plan closing, we changed our name to Penthouse Media Group Inc. and PET sold a minority position of non-voting Series B common stock to IBD. This transaction was part of a broader settlement agreement, which ended all litigation among the parties to the transaction and allowed the company to emerge from bankruptcy without further delay. Within a year, all of the unsecured creditors with valid claims were paid in full. As a result, Messrs. Bell and Staton or entities affiliated with them could be considered promoters.

Management Agreement

In October 2004, we entered into a management agreement with Bell & Staton, Inc., a Florida corporation controlled by Marc H. Bell and Daniel C. Staton, or the managers, whereby certain management services are to be performed by these managers as designated by our board of directors. The agreement is for a term of five years with an annual fee of $0.5 million, which amount is included in general administrative expenses for each of the years ended December 31, 2008, 2007 and 2006. The fee is subject to increase at the rate of 10% of EBITDA of our business, exclusive of EBITDA attributable to the acquisition of Various, but annual compensation cannot exceed $1.0 million. We have yet to increase the fee as the EBITDA hurdles have not yet been attained. In addition, the agreement provides that the managers may participate in our future bonus pool and stock option plans. On August 17, 2005, the management agreement was amended to limit the total annual fee to be paid to the managers to a maximum of $0.5 million so long as any of the 2005 Notes or any guaranty thereof remained outstanding and to prohibit the payment of the annual fee as long as there is a default occurring on the 2005 Notes. On August 23, 2006, the management agreement was further amended to provide that no management fee, other than reimbursement of expenses, shall be paid to the managers so long as there is a default or an event of default occurring on the 2006 Notes. On December 9, 2008, our board of directors approved forms of employment agreement with each of Messrs. Bell and Staton to become effective upon the consummation of this offering and the receipt of any other third party consents required, as described above. For each of the years ended December 31, 2008 and 2007, Bell & Staton Inc. was paid $0.5 million. These payments were in violation of the covenant in the management agreement prohibiting the payment of fees if there is a default on the 2006 Notes or 2005 Notes and violated the restricted payment covenant in our 2006 Notes, 2005 Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. These payment violations were waived on October 8, 2009 pursuant to waiver and amendment agreements pertaining to each of these securities. On October 8, 2009, we amended the management agreement to extend the term of the management agreement until the consummation of an initial public offering of our common stock as described in such amendment.

Boca Raton Lease

Effective January 1, 2005, we entered into a lease with 6800 Broken Sound LLC, an affiliate of Marc H. Bell, and currently lease 3,533 square feet of space in an office building in Boca Raton, Florida. The lease currently provides for an annual base rent of $57,909, payable in equal monthly installments, increasing to an annual base rent of $59,646 in the final year of the lease. We are also responsible for the certain costs, including property taxes, utilities, repairs, maintenance, alterations, cleaning and insurance currently estimated to be $49,956 per annum, increasing to an estimated $52,999 per annum in the final year of the lease. Total rent expense under this lease agreement was approximately $117,500, $111,000 and $159,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Security Holders Agreements

In August 2005, we entered into the 2005 Security Holders Agreement with PET, PET II, a holder of five percent or more of a class of our voting securities, Messrs. Bell and Staton and certain other investors in our Series A Convertible Preferred Stock whereby, among other things, a specified group of funds may propose a board designee and who shall be an investment professional associated with the group of funds or otherwise reasonably acceptable to the Majority Equity Sponsor as defined in the agreement pursuant to which the Series A Convertible Preferred Stock was purchased. Each of the security holders party to the 2005 Security Holders Agreement agreed to vote all voting securities then held or thereafter acquired by such security holder to elect such board designee as a director during the term of the 2005 Security Holders Agreement. The group of funds has yet to designate a board designee. In addition, the security holders party to the 2005 Security Holders Agreement have agreed not to vote for certain changes in our capitalization or corporate governance without the written consent of certain stockholders, so long as certain stockholders collectively own at least twenty percent of the Series A Convertible Preferred Stock originally issued to such investors pursuant to the 2005 Securities Purchase Agreement. These provisions of the 2005 Security Holders Agreement will terminate immediately upon the consummation of this offering.

In December 2007, we entered into the 2007 Security Holders Agreement, pursuant to which the holders of warrants issued in connection with the sale of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes, as well as PET, PET II, ARE, a holder of five percent or more of a class of our voting securities, and Messrs. Bell and Staton have agreed, among other things, to vote all voting securities then held or thereafter acquired by such holder in favor of the board designees allowed to be appointed by noteholders holding the required number of notes as prescribed by the 2007 Securities Purchase Agreement and the 2007 Sellers’ Securities Agreement, respectively, during the term of the 2007 Security Holders Agreement. The 2007 Security Holders Agreement will terminate immediately upon the consummation of this offering.

August 2005 Purchase of Series A Convertible Preferred Stock

In August 2005, in connection with our offering of Series A Convertible Preferred Stock and 2005 Notes, PET II, whose members consist of Messrs. Bell and Staton and Mr. Florescue, one of our directors, or their affiliates, purchased 420,635 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $5.0 million, or approximately $11.89 per share. In addition, ARE purchased 252,380 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $3.0 million, or approximately $11.89 per share.

August 2006 Purchase of Series A Convertible Preferred Stock

In August 2006, PET II purchased an additional 378,597 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $4.5 million, or approximately $11.89 per share and ARE purchased an additional 126,199 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $1.5 million, or approximately $11.89 per share.

August 2006 Purchase of 2006 Notes and Related Warrants

In August 2006, we issued $5.0 million of 2006 Notes and warrants to purchase an aggregate of 441,469 shares of common stock at an exercise price of $0.0002 for an aggregate purchase price of approximately $5.0 million. As part of the transaction, certain funds affiliated with Post, owners of our Series A Convertible Preferred Stock and, at the time of the transaction, holders of five percent or more of a class of our voting securities, participated in the offering of our 2006 Notes and related warrants. Funds affiliated with Post purchased $3.9 million in principal amount of 2006 Notes and warrants to purchase 344,346 shares of our common stock at an exercise price of $0.0002 per share for an aggregate purchase price of approximately $3.9 million, of which approximately $172,000 was allocated to the purchase of the warrants. In addition, Satellite, owners of our Series A Convertible Preferred Stock and, at the time of the transaction, holders of five percent or more of a class of our voting securities, participated in the offering of our 2006 Notes and related warrants. Satellite purchased $1.1 million in principal amount of 2006

Notes and warrants to purchase 97,123 shares of our common stock at an exercise price of $0.0002 per share for an aggregate purchase price of approximately $1.1 million, of which approximately $48,500 was allocated to the purchase of the warrants.

Messrs. Bell and Staton subsequently purchased Satellite’s 2006 Notes, as well as their 2005 Notes. We were not a party to this transaction. As of September 30, 2009, each of Messrs. Bell and Staton hold $6.5 million in aggregate principal amount of our 2006 Notes and 2005 Notes.

Purchase of Subordinated Term Loan Notes

In October 2004, PET and ARE participated in our issuance of $35.8 million in aggregate principal amount of Term Loan Notes. In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred Stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Term Loan Notes plus accrued interest. The Term Loan Notes held by PET and such shareholder were not repaid, but exchanged for Subordinated Term Loan Notes with a principal amount of approximately $24.0 million. In October 2006, PET, purchased an additional $0.9 million in principal amount of Subordinated Term Loan Notes. We used the proceeds to fund part of the purchase price consideration for the Danni.com business. Interest on the Subordinated Term Loan Notes is payable in arrears annually at the rate of 13% per annum. As we are restricted from paying cash on the Subordinated Term Loan Notes until we reach have maintained consolidated EBITDA of at least $25.0 million for the prior four consecutive fiscal quarters and attain an interest coverage ratio of at least 3:1, all interest on our Subordinated Term Loan Notes has been paid in kind. In 2008, 2007 and 2006 PET received additional Subordinated Term Loan Notes in the amount of approximately $3.7 million, $3.3 million and $2.8 million, respectively, and ARE received additional Subordinated Term Loan Notes in the amount of approximately $338,504, $299,561 and $265,098, respectively, as payment of interest for those years. As of September 30, 2009, PET owns approximately $0.9 million in principal amount of our Subordinated Term Loan Notes after having disbursed some of its holdings to its members. The largest principal amount outstanding to date owned by PET was $32.2 million. None of the principal amount owned by PET has been paid. Mr. Bell and Mr. Staton have interests in approximately $0.4 and $0.5, respectively, of the principal amount outstanding on the Subordinated Term Loan Notes owned by PET. In addition, each of Messrs. Bell and Staton owns, either directly or through an affiliated entity, approximately $15.5 million and $15.5 million, respectively, in principal amount of our Subordinated Term Loan Notes as a result of the disbursement from PET, which is the largest principal amount outstanding to date for each holder and none of which has been paid. As of September 30, 2009, Absolute Income Fund Limited, the successor to ARE Fund, owns approximately $2.9 million in principal amount of our Subordinated Term Loan Notes, which is the largest principal amount outstanding to date and none of which has been paid.

In August 2006, Florescue Family Corporation purchased approximately $0.9 million in principal amount of our Subordinated Term Loan Notes from PET and ARE. Barry Florescue, one of our directors, is the president and a majority shareholder of Florescue Family Corporation and has beneficial interest over all the Subordinated Term Loan Notes owned by Florescue Family Corporation. In 2008, 2007 and 2006 Florescue Family Corporation received additional Subordinated Term Loan Notes in the amount of $148,898, $131,768 and $116,609, respectively, as payment of interest for those years. As of September 30, 2009, Florescue Family Corporation owns approximately $1.3 million in principal amount of our Subordinated Term Loan Notes, which is the largest principal amount outstanding to date and none of which has been paid.

As of September 30, 2009 there was $36.4 million aggregate principal amount outstanding of Subordinated Term Loan Notes. We have not repaid any principal of this loan. We have accrued interest of $1.1 million and $1.0 million for the years ended December 31, 2008 and 2007, respectively on the Subordinated Term Loan Notes.

Series B Convertible Preferred Stock Offering

In December 2007, certain of our existing stockholders, including Messrs. Bell and Staton, Florescue Family Corporation and ARE, purchased an aggregate of 8,444,854 shares of Series B Convertible Preferred Stock, warrants and 2006 Notes and 2005 Notes at a purchase price of $0.59208 per share. The aggregate proceeds of $5.0 million were used to help fund the acquisition of Various and for general corporate purposes.

In connection with the sale of Series B Convertible Preferred Stock, we issued additional warrants to 15 holders of our Series A Convertible Preferred Stock warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. These holders, who at the time of the issuance held in the aggregate securities convertible into approximately 1,737,000 shares of our common stock, were issued additional warrants to purchase a total of 2,251,005 shares of our common stock at an exercise price of $0.0002 at the time of the issuance of a total of 8,444,854 shares of Series B Convertible Preferred Stock at a purchase price of $0.59208 per share. At the time of the issuance, certain of these holders were holders of five percent or more of a class of our voting securities. Funds affiliated with Post received warrants to purchase an aggregate of 1,297,697 shares of our common stock at an exercise price of $0.0002. Funds affiliated with Canyon Capital Advisors LLC received warrants to purchase an aggregate of 302,174 shares of our common stock at an exercise price of $0.0002. Satellite received warrants to purchase an aggregate of 628,156 shares of our common stock at an exercise price of $0.0002.

Purchase of First Lien Senior Secured Notes by Marc H. Bell, Staton Family Investments, Ltd. and Satellite

In December 2007, Mr. Bell purchased approximately $5.2 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. This is the largest principal amount outstanding on the First Lien Senior Secured Notes owned by Mr. Bell to date. In December 2007, Staton Family Investments, Ltd., of which Mr. Staton is president, also purchased approximately $5.2 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. Mr. Staton is president of Staton Family Investments, Ltd. and has beneficial interest over all the First Lien Senior Secured Notes owned by Staton Family Investments, Ltd. This is the largest principal amount outstanding on the First Lien Senior Secured Notes owned by Staton Family Investments, Ltd. to date. In December 2007, Satellite purchased approximately $100 million in principal amount of our subsidiary’s First Lien Senior Secured Notes. This is the largest principal amount outstanding on the First Lien Senior Secured Notes owned by Satellite to date. Interest on the First Lien Senior Secured Notes accrues at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the three-month LIBOR, as further defined in the 2007 Securities Purchase Agreement for the applicable interest period. In 2008, Mr. Bell received $0.7 million in interest payments and $0.5 million in principal payments, Staton Family Investments, Ltd. received $0.7 million in interest payments and $0.5 million in principal payments, and Satellite received $12.1 million in interest payments and $8.6 million in principal payments on the First Lien Senior Secured Notes. As of September 30, 2009, Mr. Bell received $1.2 million in interest payments and $1.1 million in principal payments, Staton Family Investments, Ltd. received $1.2 million in interest payments and $1.1 million in principal payments, and Satellite received $18.7 million in interest payments and $19.2 million in principal payments on the First Lien Senior Secured Notes. As of September 30, 2009, Mr. Bell owns approximately $4.0 million, Staton Family Investments, Ltd. owns approximately $4.0 million, and Satellite owns approximately $63.6 million in principal amount of the First Lien Senior Secured Notes. In connection with the purchase of our subsidiary’s First Lien Senior Secured Notes, Mr. Bell and Staton Family Investments, Ltd. each received warrants for 84,342 shares of our common stock valued at $0.5 million and Satellite received warrants for 1,636,244 shares of our common stock valued at approximately $9.1 million.

Letter Agreement with Sellers of Various

The original terms of the stock purchase agreement for the Various acquisition called for the majority of the purchase price to be paid in cash. By early December 2007, it became apparent that we would only be able to raise a portion of that consideration in cash. A negotiation then ensued in which we sought to persuade the sellers to accept additional securities in lieu of some of the cash in payment of the purchase price, which offer was accepted by the sellers. The negotiation was conducted under extreme time pressure due to the deadline for closing the acquisition, which had already been extended. It was impracticable in the time available for us to issue additional equity securities. Consequently, at the closing of the Various acquisition on December 6, 2007, PET, Staton Family Investments, Ltd., Staton Media, LLC, of which Mr. Staton is a member and the manager, Staton Family Perpetual Trust, of which Mr. Staton is the trustee, and Marc H. Bell, collectively referred to as the principals, entered into an agreement with the Andrew B. Conru Trust Agreement and the Mapstead Trust, created on April 16, 2002, both of which are holders of five percent or more of a class of our voting securities, collectively referred to as the sellers, pursuant to which the principals and sellers agreed, among other things, that:

•	the principals granted the sellers an option to purchase from time to time from the principals, shares of our common stock and Series B Convertible Preferred Stock at the exercise price of $0.20 per share, at any time until the consummation of an initial public offering. The option was subject to a vesting schedule pursuant to which the option vested in part immediately, and in part after each of six, nine and twelve months. However, this vesting schedule was subsequently amended as described below;

•	in the event (i) there is a default under the letter agreement; (ii) the outstanding balance of the First Lien Senior Secured Notes held by the sellers is greater than or equal to $50.0 million, and there is an interest or principal payment default under the 2007 Securities Purchase Agreement, which is not cured at least two days prior to the applicable time frame within which cure is permitted under the 2007 Securities Purchase Agreement; (iii) the outstanding balance of the notes is less than $50.0 million, and there is an interest or principal payment default under the 2007 Securities Purchase Agreement that has been called for immediate payment by the Required Holders (as defined in the 2007 Securities Purchase Agreement) pursuant to the terms of the 2007 Securities Purchase Agreement; or (iv) the First Lien Senior Secured Notes are not paid in full within 3.5 years after issuance, the sellers shall have the right to require the principals to purchase their outstanding First Lien Senior Secured Notes, in whole or in part, together with the related warrants to purchase shares of our common stock that are then still outstanding, and the principals will purchase such First Lien Senior Secured Notes and related outstanding warrants, at a purchase price equal to the then outstanding principal amount of the First Lien Senior Secured Notes required to be purchased, plus accrued and unpaid interest on such First Lien Senior Secured Notes through the date of purchase. This provision was subsequently deleted by amendment as described below;

•	the principals granted the sellers a security interest in all our equity securities owned by the principals to secure the performance of the principals’ obligations referenced in the foregoing item. This provision was subsequently deleted by amendment as described below;

•	in the event that, at any time and from time to time, after the issuance of the First Lien Senior Secured Notes to sellers, any seller receives a bid price equal to or greater than 97% of par plus accrued and unpaid interest to purchase such seller’s First Lien Senior Secured Notes and related outstanding warrants, in whole or in part, such seller shall sell its First Lien Senior Secured Notes and the related outstanding warrants pursuant to such bid; and (ii) each seller shall, at all times for so long as it owns any First Lien Senior Secured Notes, maintain with Imperial Capital, LLC and/or such other broker as the principals shall designate an offer price not greater than par plus accrued and unpaid interest to sell its First Lien Senior Secured Notes and related outstanding warrants. This provision was subsequently deleted by amendment as described below; and

•	for so long as any First Lien Senior Secured Notes owned by any seller remain outstanding, the principals are restricted from selling, transferring or otherwise disposing of their First Lien Senior Secured Notes except subject to certain exceptions. This provision was subsequently revised by amendment as described below.

The letter agreement terminates upon the (i) sale, transfer or other disposition of all First Lien Senior Secured Notes owned by the sellers to an unrelated third party, (ii) the repayment in full of such First Lien Senior Secured Notes, or (iii) the consummation of this offering.

On May 14, 2008, the letter agreement was amended to reflect the sellers’ decision to retain their outstanding First Lien Senior Secured Notes, instead of selling them, as contemplated by the original letter agreement. The principals and the sellers agreed, among other things, to the following amendments, which remain in effect to date:

•	the principals no longer have an obligation to purchase the sellers’ First Lien Senior Secured Notes or to grant a security interest in any equity securities owned by the principals;

•	the sellers no longer have an obligation to sell their First Lien Senior Secured Notes at a certain bid price;

•	the principals granted the sellers an immediately exercisable option to purchase from time to time from the principals, an aggregate of approximately 1,000,000 shares of our common stock at the exercise price of $0.20 per share, at any time until the consummation of an initial public offering;

•	the principals are no longer restricted from selling their First Lien Senior Secured Notes. Instead, until the later of (i) the repayment in full of the First Lien Senior Secured Notes owned by any seller and (ii)

the consummation of an initial public offering, no principal may sell, transfer or otherwise dispose of any of our securities subject to the purchase option or permit them to become subject to any liens; and

•	the letter agreement terminates upon the consummation of this offering and the completion of transfer of any equity securities required by the amendment to be transferred.

In December 2009, the sellers exercised their rights to purchase an aggregate of approximately 1,000,000 shares of our common stock from the principals pursuant to this agreement, such exercise to be effective immediately prior to the consummation of this offering.

Letter Agreement with ARE

At the closing of the Various acquisition on December 6, 2007, Mr. Bell and an affiliate of Mr. Staton, together referred to as the principals, entered into an agreement with ARE whereby the principals granted ARE an option to purchase from time to time from the principals, 128,900 shares of our common stock at the exercise price of $0.20 per share. We were also a signatory to this agreement. The option may be exercised at any time prior to the consummation of an underwritten initial public offering, defined as an IPO, of our common stock or upon the occurrence of any liquidation, merger, change of control, winding-up or sale of substantially all of our assets, each of the foregoing being defined as a Liquidity Event. The option terminates if it has not been exercised prior to the consummation of a Liquidity Event.

On October 8, 2009, pursuant to a binding term sheet, we agreed to enter into agreements with each of Messrs. Bell, Staton, Conru and Mapstead, effective upon the consummation of this offering, to compensate each of Messrs. Bell and Staton for the sale by Mr. Bell, an affiliate of Mr. Bell and affiliates of Mr. Staton of the options described above, and under “— Letter Agreement with Sellers of Various,” which were issued to facilitate the consummation of the Various acquisition, to compensate Messrs. Bell and Staton for their continued service to our company and to pay a consent fee to each of the sellers. In consideration for such sale of options, each of Messrs. Bell and Staton will receive cash equal to the product of (i) 37.5% of the initial per share offering price of our common stock in this offering times (ii) the number of shares of our common stock that such individual or his affiliates contributed toward the consummation of the Various acquisition. The sellers will together receive cash in the aggregate equal to product of (i) 37.5% of the initial per share offering price of our common stock in this offering times (ii) 1,147,963 shares of our common stock, which cash will be allocated between the sellers. We may not make payments under these compensatory agreements until (i) the repayment in full of the 2005 Notes, the 2006 Notes and the First Lien Senior Secured Notes and (ii) the closing of a public or private offering of any equity or debt securities after the consummation of this offering. We are not obligated to make any payments pursuant to these agreements unless the per share trading price of our common stock is equal to or greater than fifty percent of the initial per share offering price of our common stock in this offering.

Grant of Options

On July 7, 2008, our board of directors agreed to grant options to each of Andrew Conru and Lars Mapstead as of the consummation of this offering to purchase 37,500 shares of our common stock pursuant to our 2008 Stock Option Plan. The exercise price of these options will be the share price offered to the public at the time of our initial public offering. For further discussion of our 2008 Stock Option Plan, refer to the section entitled “Management — Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Components — Long-Term Equity Incentive Compensation.”

Purchase of Series B Common Stock by Strategic Media I LLC

In 2004, PET sold a minority position of non-voting Series B common stock to IBD. In connection with the purchase agreement relating to this transaction, IBD was entitled to certain rights under the Shareholders’ Agreement (to which we are a party), including the right to receive notice of and to participate on a pro rata basis in, any issuance or sale of securities to a related party. IBD has claimed that the 2007 issuance of Series B Convertible Preferred Stock by us was a violation of the Shareholders’ Agreement.

In December 2008, Strategic Media I LLC, or Strategic, a Delaware limited liability company, purchased 1,274,174 shares of our non-voting Series B common stock from IBD. Staton Family Investments, Ltd., which is managed by Mr. Staton, owns 25.0% of the membership interests of Strategic and, as the sole manager of Strategic, Staton Family Investments, Ltd. has sole dispositive and voting power over the shares purchased by Strategic. Bell Family 2000 Trust Agreement, an affiliate of Mr. Bell, owns 25.0% of the membership interests of Strategic; however, Mr. Bell disclaims beneficial ownership over the membership interests held by this trust. Mr. LaChance, one of our directors, and his spouse own 6.25% of the membership interests of Strategic as tenants by the entirety.

The purchase price for the shares purchased by Strategic was $36.7 million, all of which is payable to the creditors of IBD. The approximate dollar value of each of the interests held by the Staton Family Investments, Ltd., the Bell Family 2000 Trust and Mr. LaChance’s is $9.18 million, $9.18 million and $2.29 million, respectively.

A non-refundable initial payment in the amount of $3.7 million was paid at the closing of the stock purchase. The balance of the purchase price is due on December 31, 2011, except that such balance is subject to pre-payment upon the occurrence of certain events, including upon consummation of this initial public offering. If the balance is not paid in full by its due date and the shares purchased by Strategic are not delivered to IBD’s creditors within five business days after the due date, the balance of the purchase price will start to accrue interest, at a rate per annum equal to 10% of the unpaid principal balance, until either the balance is paid or the shares are delivered. Strategic pledged the shares as security for payment of the balance of the purchase price. The shares are subject to lock-up arrangements as described under “Underwriting.”

As a result of this transaction, we delivered general releases to, and received general releases from, IBD, certain of its current and former directors, officers and shareholders, as well as substantially all of IBD’s creditors. The general release from IBD released us from, among other things, allegations raised in a July 30, 2007 letter from IBD that we, as well as certain of our officers and directors, had violated the Nevada Revised Statutes, federal securities laws, state common law and breached the terms of the 2004 Shareholders’ Agreement in connection with our offering of shares of Series B Convertible Preferred Stock in December 2007.

Consulting Agreements

On September 21, 2007, in connection with the Various acquisition, we entered into a consulting agreement with Hinok Media Inc., an entity controlled by Andrew B. Conru. In exchange for consulting services, we agreed to pay Hinok Media Inc. the sum of $9,615.38 twice per month for the term of the agreement, which was originally one year and which automatically renews every month until either party terminates the agreement. On December 6, 2007, the agreement was amended as part of the amendment to the Various Stock Purchase Agreement to provide for additional payments to Hinok Media Inc. of $1.0 million on the first anniversary of the closing of the Various acquisition, $1.0 million on the second anniversary and $3.0 million on the third anniversary. On May 12, 2008, the parties signed a letter agreement confirming the amendment and clarifying that the additional payments would be made on the dates specified in the amendment regardless of whether the original consulting agreement is still in effect at the time. In the year ended December 31, 2008, we paid a total of $1,230,769 to Hinok Media Inc., $230,769 pursuant to the original consulting agreement and $1.0 million pursuant to the December 6, 2007 amendment.

On September 21, 2007, in connection with the Various acquisition, we entered into a consulting agreement with Legendary Technology Inc., an entity controlled by Lars Mapstead. In exchange for consulting services, we agreed to pay Legendary Technology Inc. the sum of $9,615.38 twice per month for the term of the agreement, which was originally one year and which automatically renews every month until either party terminates the agreement. In the year ended December 31, 2008, we paid a total of $230,769 to Legendary Technology Inc.

On October 8, 2009, in connection with the waiver by the sellers of all existing events of default under the note agreements, we entered into a binding term sheet, pursuant to which we agreed to extend the terms of these consulting agreements through the first quarter of 2013 and to increase the aggregate fee payable to the furnishing entities in their respective consulting agreements in each respective year by $1.0 million in 2010, $1.0 million in 2011, $1.0 million in 2012 and $250,000 in the first quarter of 2013. However, the payment of such additional amounts is subject to payment in full of the First Lien Senior Secured Notes, the 2005 Notes and the 2006 Notes. The furnishing entities will share in such additional compensation in proportion to each of the sellers’ ownership of stock of Various, Inc. prior to the December 2007 acquisition.

Board Designee and Voting Agreement

On October 8, 2009, in connection with the waiver by the sellers of all existing events of default under the note agreements relating to the Second Lien Subordinated Secured Notes, the holders of 51% of the Second Lien Subordinated Secured Notes are entitled to designate one member to our board of directors and to nominate one board observer. Pursuant to a binding term sheet, each of Messrs. Bell and Staton agreed, and agreed to cause the affiliates of Messrs. Bell and Staton that own our voting securities that are beneficially owned and voted by either Messrs. Bell or Staton, to vote in favor of any such board designee and to not vote in favor of removal without cause of any such board designee in any election of directors at a meeting of our stockholders.

Binding Term Sheet

On October 8, 2009, we, INI and Messrs. Bell and Staton entered into a binding term sheet with each of the sellers and certain of their affiliates. Pursuant to this term sheet, we agreed to settle and release all indemnity claims against the sellers by adjusting the original principal amount of the Convertible Subordinated Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow established at the closing of the Various transaction. If the actual costs to us of eliminating the VAT liability are less than $29.0 million, after applying amounts from the working capital escrow, then the principal amount of the Convertible Subordinated Notes will be increased by the issuance of new Subordinated Convertible Notes to reflect the difference between $29.0 million and the actual VAT liability, plus interest on such difference. Further, we agreed that after the payment in full of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes and upon the repayment in full of or the required consent from the holders of the 2005 Notes and 2006 Notes, INI will grant a security interest in the collateral securing the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes in favor of the Subordinated Convertible Notes. In addition, after the payment in full of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes, we agreed that INI would not incur additional indebtedness (other than certain permitted indebtedness) or grant additional liens on INI’s assets prior to granting the new security interest. Upon having granted the security interest in favor of the Subordinated Convertible Notes, INI may incur up to $150.0 million of additional indebtedness. If the additional indebtedness is secured, the Subordinated Convertible Notes will share dollar for dollar with the new debt on a pari passu basis in such security interest up to the $150.0 million cap.

Messrs. Bell and Staton have also agreed to vote in favor of any board designee nominated by Messrs. Conru and Mapstead or their affiliates at any election of directors at a meeting of stockholders, as described above.

In addition, we agreed to extend the terms of the consulting agreements with affiliates of Messrs. Conru and Mapstead and agreed to pay each of Messrs. Bell, Staton, Conru and Mapstead or their affiliates certain compensation as described above.

Further, Messrs. Bell and Staton have each agreed to treat all obligations owing to them and their affiliates pursuant to the Subordinated Term Loan Notes on a pari passu basis with the Subordinated Convertible Notes.

We have agreed to negotiate in good faith to formalize the agreements in the binding term sheet in definitive documents.

Family Relationships

Marc H. Bell, our Chief Executive Officer, President and a director is the son of Robert B. Bell, one of our directors.

Related Party Policy and Audit Committee Charter

We have established a related party transaction policy, which will become effective upon the consummation of this offering, which provides procedures for the review of transactions with a value in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee, a holder of more than 5% of any class of our voting securities or any of the immediate family members of the foregoing. Any such related party transactions will require advance approval by a majority of our independent directors or a majority of the members of a committee constituted solely of our independent directors as such approval may be delegated by the board of directors from time to time. Our board of directors has delegated the review and approval of related party transactions to our audit committee effective upon the consummation of this offering. In addition, our audit committee charter will provide that the audit committee will review and approve all related party transactions.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock, preferred stock, warrants and related provisions of our amended and restated articles of incorporation and our amended and restated bylaws, as they will be in effect at the time of the closing of this offering. For more detailed information, see the articles of incorporation and the form of amended and restated articles of incorporation and form of amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

At the time of the closing of this offering our authorized capital stock will consist of 125,000,000 shares of common stock, $0.001 par value per share, 12,500,000 of which are designated Series B common stock, and 22,500,000 shares of preferred stock, $0.001 par value per share, 2,500,000 shares of which are designated Series A Convertible Preferred Stock and 10,000,000 shares of which are designated Series B Convertible Preferred Stock.

Common Stock

Common Stock

As of September 30, 2009, there were 5,329,640 shares of common stock outstanding, excluding Series B common stock, which is non-voting.

Except as otherwise provided by our articles of incorporation or Nevada law, the holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and any corporate action, other than the election of directors, requires a majority of the votes cast by holders entitled to vote. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided by our articles of incorporation or Nevada law, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive rights, redemption, conversion or other subscription rights under Nevada law. The outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of our preferred stock.

Series B Common Stock

As of September 30, 2009, there were 1,839,834 shares of Series B common stock outstanding. The holders of the Series B common stock have the same rights, preferences and privileges as the holders of the common stock, except that the holders of the Series B common stock do not have the right to vote on matters that come before the stockholders, unless otherwise required by Nevada law. The outstanding shares of Series B common stock are fully paid and non-assessable. Under our articles of incorporation, holders of Series B common stock have the right to exchange all shares of Series B common stock for a like number of shares of common stock commencing immediately prior to the occurrence of:

•	our consummation of a sale of all or substantially all of our assets or capital stock to any unaffiliated third party or our merger, consolidation or combination with any unaffiliated third party, or

•	our consummation of an underwritten initial public offering of securities or our “reverse merger” with or into a publicly traded company.

Preferred Stock

Series A Convertible Preferred Stock

As of September 30, 2009, there were 1,766,701 shares of Series A Convertible Preferred Stock outstanding.

Our Series A Convertible Preferred Stock ranks senior to our common stock and on parity with our Series B Convertible Preferred Stock. Series A Convertible Preferred Stock may be converted at the holder’s option at any time into shares of our common stock at the initial rate of one share of common stock for each share of Series A Convertible Preferred Stock, subject to adjustment for certain dilution events. The 2007 issuance of warrants in connection with the Various acquisition triggered certain anti-dilution provisions relating to the Series A Convertible Preferred Stock, resulting in a downward adjustment of the conversion price for the Series A Convertible Preferred Stock. As of July 1, 2008, the Series A Convertible Preferred Stock may be converted at the holder’s option into shares of common stock at the rate of 1.13 shares of common stock for each share of Series A Convertible Preferred Stock. Shares of Series A Convertible Preferred Stock carry voting rights on all matters to be voted upon by our stockholders, and on any particular matter each holder of Series A Convertible Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Series A Convertible Preferred Stock shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Shares of our Series A Convertible Preferred Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Each share of Series A Convertible Preferred Stock has a liquidation preference equal to the greater of (x) the original issue price for such share ($11.89 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into common stock immediately prior to the liquidation, dissolution or winding up. On October 8, 2009, the required holders of the Series A Convertible Preferred Stock consented to the amendment and restatement of the certificate of designation of the Series A Convertible Preferred Stock to eliminate our obligation to obtain the consent of certain holders of the Series A Convertible Preferred Stock (or an affiliate of such holders) before taking certain actions, including, among other things, purchasing or acquiring any of our capital stock, effecting a change of control, or declaring or paying dividends. In addition, among other changes, redemption payments in the event of a change of control or a qualified IPO and preemptive rights were eliminated. The amendment and restatement of the certificate of designation of the Series A Convertible Preferred Stock will be effected prior to the consummation of this offering.

Series B Convertible Preferred Stock

As of September 30, 2009, there were 8,444,854 shares of Series B Convertible Preferred stock outstanding.

Our Series B Convertible Preferred Stock ranks senior to our common stock and on parity with our Series A Convertible Preferred Stock. Series B Convertible Preferred Stock may be converted at the holder’s option at any time into shares of our common stock at the initial rate of one share of common stock for each share of Series B Convertible Preferred Stock, subject to adjustment for certain dilution events. Shares of Series B Convertible Preferred Stock carry voting rights on all matters to be voted upon by stockholders, and on any particular matter each holder of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s Series B Convertible Preferred Stock shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Shares of our Series B Convertible Preferred Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Each share of Series B Convertible Preferred Stock has a liquidation preference equal to the greater of (x) the original issue price for such share ($0.59208 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into common stock immediately prior to the liquidation, dissolution or winding up. On October 8, 2009, the required holders of the Series B Convertible Preferred Stock consented to the amendment and restatement of the certificate of designation of the Series B Convertible Preferred Stock to, among other changes, eliminate redemption payments in the event of a change of control or a qualified IPO and also eliminate preemptive rights. The amendment and restatement of the certificate of designation of the Series B Convertible Preferred Stock will be effected prior to the consummation of this offering.

Undesignated Preferred Stock

Subject to certain approval rights of the holders of our preferred stock, our board of directors has the authority, without action by the holders of the common stock, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

Warrants

As of September 30, 2009, there were a total of 7,067,524 warrants to purchase shares of our common stock outstanding, which warrants include (a) 476,576 outstanding warrants with an exercise price of $6.20 per share, (b) 25,090 outstanding warrants with an exercise price of $10.25 per share, and (c) 6,565,858 outstanding warrants with an exercise price of $0.0002 per share, each of which warrants were originally issued in connection with certain of our debt offerings, which if not exercised, will expire upon the closing of this offering, except with respect to the warrants that were or will be extended, as described below. The warrants exercisable at a price of $6.20 and $10.25 have been adjusted pursuant to their terms for certain anti-dilutive issuances of our equity securities subsequent to their issuance. Thus, the number of shares issuable upon exercise of these warrants has been adjusted with respect to the warrants with an exercise price of $6.20, and the exercise price of the warrants exercisable at $6.20 and $10.25 have been adjusted.

In August 2005, we issued 732,317 warrants (including 25,090 warrants issued as part of the placement agent’s fee) pursuant to the transactions under the 2005 Securities Purchase Agreement. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $6.20 per share at any time prior to August 16, 2015 or our consummation of this offering of our common stock pursuant to a registration statement under the Securities Act (except for those warrants issued as part of the placement agent’s fee, which had an original exercise price of $11.80). The number of shares which may be purchased upon the exercise of these warrants and the purchase price for these shares are subject to adjustment in certain events. In August 2006, as consideration for the waiver by the holders of the warrants of certain defaults by us under the 2005 Securities Purchase Agreement, we amended the terms of 243,283 of these warrants to reduce the exercise price to $0.0002 per share.

In August 2006, we issued 441,469 warrants in connection with our offering of $5.0 million in principal amount of our 2006 Notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.0002 per share at any time prior to the earlier to occur of August 27, 2016 or the consummation of this offering.

In December 2007, we issued 2,251,005 warrants to 15 holders of our Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.0002 per share at any time prior to the earlier to occur of December 6, 2017 or the consummation of this offering.

In December 2007, in connection with the issuance by INI of (i) $257.3 million in First Lien Senior Secured Notes, we issued an aggregate of 4,210,623 detachable warrants to the holders of the First Lien Senior Secured Notes, 2,523,923 of which remain outstanding as of December 31, 2008, and (ii) $80.0 million in Second Lien Subordinated Secured Notes to the sellers, we issued 1,187,980 detachable warrants to the holders of the Second Lien Subordinated Secured Notes. The holders of these warrants are entitled to purchase one share of our common stock at a purchase price of $0.0002 per share at any time prior to the earlier to occur of December 6, 2017 or the consummation of this offering.

On May 18, 2008, certain holders of warrants issued in connection with the First Lien Senior Secured Notes exercised an aggregate of 1,686,700 warrants.

On October 8, 2009, we entered into an agreement with certain of our stockholders which are affiliated with one another pursuant to which such stockholders agreed not to exercise any warrants or convert any convertible securities subsequently acquired by such stockholders such that the stockholders would at any time be deemed to own more than 4.99% of our shares of common stock (as determined in accordance with Rule 13d-3 promulgated under Section 13(d) of the Securities Exchange Act of 1934), as amended. The stockholders have agreed to exercise, simultaneously with the consummation of this offering, that number of warrants beneficially owned by such stockholders on or simultaneously with the consummation of this offering such that the stockholders beneficially own 4.75% of our shares of common stock immediately prior to the consummation of this offering. In doing so, the stockholders must first exercise or let expire that number of $6.20 warrants held by such stockholders that would have to be exercised in order for the stockholders to own 4.75% of our common stock. Any $6.20 warrants that the stockholders allow to expire rather than exercise will be deemed exercised for purposes of meeting the 4.75% ownership requirement. The stockholders must then exercise that number of $0.0002 warrants held by such stockholders that would have to be exercised, if any, in order for such stockholders to own 4.75% of our common stock. On October 8, 2009, we amended the 457,949 warrants with an exercise price of $0.0002 held by such stockholders on the date of the agreement such that the consummation of this offering no longer triggers the expiration of such warrants, and we agreed to amend any remaining $6.20 warrants held by such stockholders remaining after the stockholders reach 4.75% ownership in a similar fashion. After the consummation of this offering, the amended warrants will have more limited adjustments pursuant to such warrants’ anti-dilution provisions.

All of the warrants are subject to adjustment immediately prior to the closing of this offering in the event that we have issued fewer than 1,343,997 shares (or options, warrants or rights) pursuant to an equity incentive or benefits plan prior to the occurrence of this offering. The number of shares of common stock for which each warrant is exercisable will be adjusted such that one such share will represent upon the offering the same proportion of the fully-diluted equity of the company that such share would have represented on the date of issuance of the warrant had the actual number of shares (or options, warrants or rights) issued under an equity plan (rather than 1,343,997 shares) been deemed issued on the date of issuance of the warrant.

The warrants issued in December 2007 to the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes are also subject to adjustment immediately prior to the closing of this offering, such that the number of shares for which each such warrant is exercisable will be increased to account for the dilutive effect caused by that number of shares into which the Subordinated Convertible Notes are convertible based on the offering price of our common stock in this offering.

Given the nominal exercise price of certain of our warrants and that after the completion of this offering any unexercised warrants that have not been extended will have expired, we anticipate that the holders of these warrants will exercise all of their warrants prior to, or concurrently with, the consummation of this offering.

Registration Rights

Pursuant to the 2005 Security Holders Agreement, the holders of the Series A Convertible Preferred Stock are entitled to piggyback registration rights for registration under the Securities Act of the shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants held by such security holders. Additionally, beginning six months after the consummation of this offering, a specified entity, for so long as funds affiliated with such entity collectively own at least 20% of the Series A Convertible Preferred Stock issued to them, or, in any other case, the holders of a majority of the shares of our common stock owned by certain of our stockholders (including common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants), will be entitled to demand registration rights on behalf of such funds for the shares of common stock issuable upon the conversion of the Series A Convertible Preferred Stock or the exercise of the warrants. We are not required to effect more than three registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the Series A Convertible Preferred Stock and the warrants for inclusion in the registration. The warrants issued in connection with the 2006 Notes and the 2005 Notes are also subject to this agreement and have registration rights thereunder. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

On December 6, 2007, we entered into a Registration Rights Agreement, as amended, with the sellers granting the holders of the warrants issued along with the First Lien Senior Secured Notes certain piggyback registration rights for the registration under the Securities Act of the shares of our common stock issuable upon the conversion of the warrants. Additionally, beginning four months after the consummation of this offering, holders of the warrants representing at least 51% of the total common stock issuable upon conversion of all such warrants are entitled to demand registration rights for the shares of common stock issuable upon the conversion of the warrants. We are not required to effect more than three registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the warrants for inclusion in the registration. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

On December 6, 2007, we entered into a Registration Rights Agreement with the sellers granting the holders of the Subordinated Convertible Notes certain piggyback registration rights for the registration under the Securities Act of the shares of our common stock issuable upon the conversion of the Subordinated Convertible Notes. Additionally, beginning six months after the consummation of this offering, holders of the Subordinated Convertible Notes are also entitled to demand registration rights for the shares of our common stock issuable upon the conversion of their notes, so long as the shares to be registered represent at least 30% of the registrable securities (as defined in the registration rights agreement) outstanding or would result in an aggregate anticipated offering price of at least $10.0 million. We are not required to effect more than two registrations pursuant to the demand registration rights. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the notes for inclusion in the registration. We are generally required to bear all of the expenses of all such registrations except for underwriting discounts and commissions.

Transfer agent and registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The address of the transfer agent is 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

Our common stock has been approved for listing on The New York Stock Exchange under the symbol “FFN,” subject to official notice of issuance.

Nevada Anti-Takeover Laws and Certain Articles and Bylaws Provisions

Provisions of Nevada law and our articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Stockholder Meetings. Our bylaws provide that special meetings of the stockholders may be called by our Chairman of the Board or our President, and must be called by certain of our officers upon the written request of the holders of not less than 75% of the voting power of our capital stock.

No Action by Written Consent. Our bylaws provide that stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent, except as specifically required by our articles of incorporation or the Nevada Revised Statutes.

No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock in our articles of incorporation makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These laws provide generally that any person that acquires 20% or more of the outstanding voting shares of certain Nevada corporations in the secondary public or private market must follow certain formalities before such acquisition or they may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada law also provides that if a person is the “beneficial owner” of 10% or more of the voting power of certain Nevada corporations, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting, no earlier than three years after the date that the person first became an interested stockholder. These laws generally apply to Nevada corporations with 200 or more stockholders of record, but a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws. We have made such an election in our articles of incorporation which will be effective prior to the consummation of this offering.

Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interest of, the corporation.

DESCRIPTION OF INDEBTEDNESS

2006 Notes

As of September 30, 2009, we had approximately $6.1 million in principal amount of our 2006 Notes outstanding. In August 2006, we issued $5.0 million in principal amount of 2006 Notes. Since August 2006, we have issued $1.0 million in principal amount of 2006 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional $140,000 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various. In October 2009, we issued an additional approximately $246,227 in principal amount of 2006 Notes pro rata to the holders of outstanding 2006 Notes equal to 4% of the principal amount then outstanding in consideration for their waiver of certain defaults and amendments to the 2006 Notes.

The 2006 Notes mature on July 31, 2010. Interest on the 2006 Notes accrues at a rate of 15% per annum, and is payable quarterly in cash after February 1, 2008 in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2006 Notes are pari passu with our 2005 Notes, and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than those of INI, including trademarks and other intellectual property, provided that the assets of INI are subject to a security interest in favor of the 2006 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2006 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2006 Notes after the second anniversary of their issuance at 100.0% of the principal amount if after August 17, 2009, plus accrued and unpaid interest.

The 2006 Securities Purchase Agreement, as amended, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to timely deliver certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements for certain subsidiaries acquired in the Various acquisition and cause those subsidiaries to join as guarantors, meet certain sales and net revenue targets from the production and distribution of films, and hold quarterly board meetings in 2008. We were not in compliance with minimum consolidated EBITDA and consolidated coverage ratios, and have not kept senior debt below certain levels. In addition, due to the VAT liability of Various, we were in breach of certain covenants related to compliance with laws. Finally, we made certain payments of fees under a management agreement with Bell & Staton, Inc. that were in violation of a covenant in the management agreement prohibiting the payment of fees if there is a default on the 2006 Notes. The 2006 Securities Purchase Agreement prohibits such payments if they are not permitted under the management agreement. As a result of these events of default, holders of 51% of the outstanding principal amount of our 2006 Notes and 2005 Notes had the right to request acceleration and immediate payment of all outstanding 2006 Notes and 2005 Notes, including all accrued and unpaid interest. The defaults on our 2006 Notes triggered the cross-default provisions of our 2005 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes.

On October 8, 2009 we entered into an agreement with the holders of the 2006 Notes which waived all existing events of default under the 2006 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. The holders of the 2006 Notes also agreed, among other matters, to amend certain covenants regarding consolidated coverage ratios and consolidated EBITDA, and to eliminate a covenant regarding film distribution. Such amendments cured existing events of default with respect to quarterly financial covenants through June 30, 2009. The agreement also adds additional covenants regarding total permitted VAT payments and required liquidity levels. In consideration for the amendments and waivers listed above, we issued additional notes to the holders of the 2006 Notes, in an amount equal to 4% of the outstanding principal amount of the 2006 Notes. For further discussion of the waivers of and amendments to our note agreements see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities — Waivers and Amendments Related to Certain Debt.” For further discussion of the use of the proceeds from this offering see the section entitled “Use of Proceeds.”

2005 Notes

As of September 30, 2009, we had approximately $38.4 million in principal amount of our 2005 Notes outstanding.

We originally issued $33.0 million in principal amount of the 2005 Notes in August 2005 as 11% Senior Notes due 2010 along with 588,890 shares of Series A Convertible Preferred Stock. Since August 2005, we have issued $4.5 million in principal amount of 2005 Notes in payment of accrued interest on the outstanding notes. In December 2007, we also issued an additional approximately $0.9 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes in consideration for their waiver of certain defaults and consent to the incurrence of additional debt in connection with our acquisition of Various. In October 2009, we issued an additional approximately $1.5 million in principal amount of 2005 Notes pro rata to the holders of outstanding 2005 Notes equal to 4% of the principal amount then outstanding in consideration for their waiver of certain defaults and amendments to the 2005 Notes.

In August 2006, in connection with our offering of the 2006 Notes and as consideration for the waiver of certain defaults under the 2005 Securities Purchase Agreement, we amended the terms of the 2005 Notes to provide, among other matters, that interest on the 2005 Notes would accrue at a rate of 14% per annum and would be paid-in-kind.

In December 2007, in connection with our acquisition of Various and as consideration for the waiver of certain defaults under the 2005 Securities Purchase Agreement, we amended the terms of the 2005 Notes to provide that interest on the 2005 Notes would accrue at a rate of 15% per annum, payable quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year.

The 2005 Notes mature on July 31, 2010. The 2005 Notes are pari passu with the 2006 Notes and are secured by a first-priority security interest in all of our assets and the assets of our subsidiaries other than INI and its subsidiaries, including trademarks and other intellectual property, provided that the assets of INI are subject to a security interest in favor of the 2005 Notes that is subordinate to that of the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes. Our obligations under the 2005 Notes are guaranteed by each of our subsidiaries.

We may redeem all or part of the 2005 Notes after the second anniversary of their issuance at 100.0% of the principal amount if after the fourth anniversary of their issuance, plus accrued and unpaid interest.

The 2005 Securities Purchase Agreement, as amended, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to timely deliver certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements for certain subsidiaries acquired in the Various acquisition and cause those subsidiaries to join as guarantors, meet certain sales and net revenue targets from the production and distribution of films, and hold quarterly board meetings in 2008. We were not in compliance with minimum consolidated EBITDA and consolidated coverage ratios, and have not kept senior debt below certain levels. In addition, due to the VAT liability of Various, we were in breach of certain covenants related to compliance with laws. Finally, we made certain payments of fees under a management agreement with Bell & Staton, Inc. that were in violation of a covenant in the management agreement prohibiting the payment of fees if there is a default on the 2005 Notes. The 2005 Securities Purchase Agreement prohibits such payments if they are not permitted under the management agreement. As a result of these events of default, holders of 51% of the outstanding principal amount of our 2006 Notes and 2005 Notes had the right to request acceleration and immediate payment of all outstanding 2006 Notes and 2005 Notes, including all accrued and unpaid interest. The defaults on our 2005 Notes also triggered defaults of our 2006 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes.

On October 8, 2009 we entered into an agreement with the holders of the 2005 Notes which waived all existing events of default under the 2005 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. The holders of the 2005 Notes also agreed, among other matters, to amend certain covenants regarding consolidated coverage ratios and consolidated EBITDA, and to eliminate a covenant regarding film distribution. Such amendments cured existing events of default with respect to quarterly financial covenants through June 30, 2009. The agreement also adds additional covenants regarding total permitted VAT payments and required liquidity levels. In consideration for the amendments and waivers listed above, we issued additional notes to the holders of the 2005 Notes, in an amount equal to 4% of the outstanding principal amount of the 2005 Notes. For further discussion of the waivers of and amendments to our note agreements see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities — Waivers and Amendments Related to Certain Debt.” For further discussion of the use of the proceeds from this offering see the section entitled “Use of Proceeds.”

Subordinated Term Loan Notes

As of September 30, 2009, we had approximately $36.4 million in principal amount of our Subordinated Term Loan Notes outstanding.

In October 2004, we issued $35.8 million in aggregate principal amount of Term Loan Notes. In August 2005, concurrent with the completion of our offerings of the 2005 Notes and the Series A Convertible Preferred stock, we used a portion of the net proceeds from those offerings to repay $11.8 million of the Term Loan Notes plus accrued interest. The remaining $24.0 million in principal amount of the Term Loan Notes were held by PET, Florescue Family Corporation and ARE and were reissued as Subordinated Term Loan Notes. From October 2005 to September 30, 2009, we have issued $11.5 million in principal amount of Subordinated Term Loan Notes in payment of accrued interest on the outstanding notes. In October 2006, we issued an additional $0.9 million in principal amount of Subordinated Term Loan Notes to fund part of the purchase price consideration for the Danni.com business. In October 2009, we issued an additional $1.6 million in principal amount of Subordinated Term Loan Notes pro rata to the holders of outstanding Subordinated Term Loan Notes equal to 4% of the principal amount then outstanding in consideration for their waiver of certain defaults and amendments to the Subordinated Term Loan Notes.

The Subordinated Term Loan Notes mature on October 1, 2011. Interest on the Subordinated Term Loan Notes is payable in arrears annually on October 5 in each year, commencing October 5, 2005 at the rate of 13% per annum. For the three-year period following October 5, 2004, interest is payable in cash or in kind by the issuance of additional Subordinated Term Loan Notes (other than with respect to the date of issuance) in such principal amount as shall equal the interest payment that is then due, or any combination thereof, at our election; and thereafter until the principal is paid or made available for payment, payable in cash.

The terms of the Subordinated Term Loan Notes provide that, among other things:

•	they are subordinated to the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes;

•	we may not redeem the Subordinated Term Loan Notes while the 2006 Notes, the 2005 Notes, the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes remain outstanding;

•	we are restricted from paying cash interest on the Subordinated Term Loan Notes until we have maintained consolidated EBITDA of at least $25.0 million for the prior four consecutive fiscal quarters and attain an interest coverage ratio of at least 3:1; and

•	upon the occurrence of a change of control, the holders of the Subordinated Term Loan Notes will have the right to require us to concurrently purchase their notes at 100.0% of the face value thereof, plus accrued and unpaid interest, if any, provided, however, that such right shall only be exercisable if the holders of the 2006 Notes and the 2005 Notes have exercised their repurchase right.

In the event that the maturity on our 2006 Notes, 2005 Notes, First Lien Senior Secured Notes or Second Lien Subordinated Secured Notes is accelerated, the holders of 25% of the outstanding principal amount of our Subordinated Term Loan Notes may request acceleration and immediate payment of all outstanding principal and accrued and unpaid interest on the Subordinated Term Loan Notes, due to a cross-default provision. We were also in breach of certain covenants requiring the delivery of financial statements and accountants statements, prohibiting investments other than permitted investments and requiring all subsidiaries to be joined as guarantors. In addition, due solely to the VAT liability of Various, we were in breach of a covenant requiring the payment of all taxes before they become due. However, on December 6, 2007, December 19, 2008, March 20, 2009 and October 8, 2009, the holders of the Subordinated Term Loan Notes waived the cross-default provision as well as all other defaults resulting from covenants which we were in breach of.

First Lien Senior Secured Notes

As of September 30, 2009, we had $199.7 million of First Lien Senior Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, INI issued approximately $257.3 million in principal amount of First Lien Senior Secured Notes.

The First Lien Senior Secured Notes mature on June 30, 2011. Interest on the First Lien Senior Secured Notes will accrue at a rate per annum equal to 8% plus the greater of (a) 4.5% or (b) the three-month LIBOR, as further defined in the 2007 Securities Purchase Agreement for the applicable interest period. Interest on the First Lien Senior Secured Notes is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The First Lien Senior Secured Notes are secured by a first-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries. These guarantees are the senior secured obligations of each such subsidiary guarantor. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the First Lien Senior Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries are also our respective secured obligations, but are subordinate to our respective obligations under our 2006 Notes and 2005 Notes.

INI may, at its option, redeem the First Lien Senior Secured Notes, in whole but not in part, at the redemption prices (expressed as percentages of principal amount thereof) set forth below plus accrued and unpaid interest, on the First Lien Senior Secured Notes redeemed, to the applicable redemption date:

•	102.0%, if redeemed on or before December 6, 2010; and

•	100.0%, if redeemed after December 6, 2010.

Commencing the fiscal quarter ending March 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes, in an aggregate amount equal to 90% of the Excess Cash Flow (as defined in the 2007 Securities Purchase Agreement) (if any) of INI and its subsidiaries for such quarterly period. Through September 30, 2009, we have made $57.6 million of such payments.

Commencing December 31, 2008, INI was required to make principal payments on the First Lien Senior Secured Notes in annual installments on the 45th day following the date set forth below, in an aggregate amount equal to the greater of (x) 90% of the Excess Cash Flow (if any) of INI and its subsidiaries for the fiscal quarter most recently ended on December 31 and (y) the amount specified below for each such date, less, the aggregate amount of all repayments, if any, made in the immediately preceding three fiscal quarters:

•	December 31, 2009, an installment amount of approximately $38.6 million;

•	December 31, 2010, an installment amount of approximately $51.5 million; and

•	June 30, 2011, an installment amount of approximately $141.5 million.

On October 8, 2009, the 2007 Securities Purchase Agreement was amended such that the required principal payments are now due on the 35th day following the dates set forth above.

The holders of the First Lien Senior Secured Notes have the option of requiring INI to repurchase the First Lien Senior Secured Notes in full at a price determined based on the repurchase date (on the same schedule as INI’s optional redemption price discussed above) upon a Liquidity Event (defined as a liquidation, winding up, change of control (which includes, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, sale of all or a material part of our assets or the assets of INI). We do not expect this offering to result in a change of control.

The 2007 Securities Purchase Agreement, as amended, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. The restrictive payments covenant prohibits dividends or other cash distributions from Various and INI to us subject to certain limited exceptions including an exception that permits making payments for certain tax obligations, an exception that permits paying dividends from INI to us and, provided no event of default is occurring or would result therefrom, an exception that permits INI to make payments to us for (i) not more than $6.0 million during the first quarter of fiscal 2008 ($5.0 million of which was to be used for general corporate purposes, including expenses related to this offering, and $1.0 million which was to be used solely to pay actual fees and expenses related to this offering), (ii) not more than $5.0 million up to and including the fourth quarter of fiscal 2009 for the actual fees and expenses of third parties related to this offering and (iii) cash interest payments on the 2005 Notes and 2006 Notes and to pay certain operating expenses commencing in the second quarter of fiscal 2008 in an amount per fiscal quarter not to exceed $1.0 million plus the Available Excess Cash Flow (as defined in the 2007 Securities Purchase Agreement), which cash payments may only be made out of Available Excess Cash Flow. Further, if such additional $1.0 million is not needed to make both the cash interest payments as well as the operating expense payments, the additional $1.0 million will not be paid to us.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to deliver on a timely basis certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements and perfection certificates for us and all of our subsidiaries, cause those subsidiaries to join as guarantors, deliver our credit card processing agreements, deliver landlord consents and letter agreements from counterparties to service agreements, provide notice of the change in location of collateral, create a back-up data center, and hold quarterly board meetings in 2008. INI also made non-permitted investments and restricted payments to us, our affiliates and others in breach of covenants limiting restricted payments and investments. In addition, as a result of the VAT liability of Various and the reduction in net revenue due to purchase accounting, certain of our representations and warranties were materially incorrect when made and we were in breach of covenants related to compliance with laws, maintaining minimum consolidated EBITDA and consolidated coverage ratios, and keeping senior debt below certain levels. As a result of these events of default, holders of 51% of the outstanding principal balance of First Lien Senior Secured Notes other than those held by the former stockholders of Various had the right to request acceleration and immediate payment of all outstanding First Lien Senior Secured Notes, including all accrued and unpaid interest. The defaults on our First Lien Senior Secured Notes also triggered defaults of our 2005 Notes, 2006 Notes, Subordinated Term Loan Notes, Second Lien Subordinated Secured Notes and Subordinated Convertible Notes.

On October 8, 2009 we entered into an agreement with the holders of the First Lien Senior Secured Notes which waived all existing events of default under the 2007 Securities Purchase Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. In addition to waiving the events of default the holders of the First Lien Senior Secured Notes, agreed to amend certain covenants including changes to consolidated coverage ratio, limits to total permitted VAT payments and permitted limited payments to us from INI. In consideration for the amendments, waivers and consents, we paid the holders of the First Lien Senior Secured Notes an amendment fee equal to 2% of the outstanding principal amount of First Lien Senior Secured Notes. In addition, we have agreed to pay, at the earlier of the consummation of a Qualified IPO (as defined in the agreement) or March 31, 2010, an additional waiver fee equal to 1% of the principal amount of First Lien Senior Secured Notes outstanding at the time to the holders of the First Lien Senior Secured Notes. For further discussion of the waivers of and amendments to our note agreements see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities — Waivers and Amendments Related to Certain Debt.” For further discussion of the use of the proceeds from this offering see the section entitled “Use of Proceeds.”

Second Lien Subordinated Secured Notes

As of September 30, 2009, we had $80.0 million of Second Lien Subordinated Secured Notes outstanding. In connection with our acquisition of Various on December 6, 2007, INI issued to the sellers, $80.0 million in principal amount of Second Lien Subordinated Secured Notes in partial payment of the purchase price for Various. The Second Lien Subordinated Secured Notes mature on December 6, 2011. Interest on the Second Lien Subordinated Secured Notes accrues at a rate of 15% per annum and is payable quarterly in arrears on each March 31, June 30, September 30 and December 31.

The Second Lien Subordinated Secured Notes are secured by a second-priority lien on all of INI’s assets and are guaranteed by each of INI’s subsidiaries, including Various, and secured by a second-priority lien on their assets. These guarantees are the senior secured obligations of each such subsidiary guarantor subordinate only to the first-priority lien granted to the purchasers of the First Lien Senior Secured Notes. We and each of our other direct subsidiaries have guaranteed INI’s obligations under the Second Lien Subordinated Secured Notes. Our guarantee and the guarantees of our other direct subsidiaries are also our respective secured obligations, but are subordinate to our respective obligations under our 2006 Notes and 2005 Notes and the First Lien Senior Secured Notes.

We may redeem the Second Lien Subordinated Secured Notes, in whole or in part, at any time subject to the rights of the holders of the First Lien Senior Secured Notes under the intercreditor agreement between the holders of the First Lien Senior Secured Notes and the holders of the Second Lien Subordinated Secured Notes. This agreement provides that no redemption of the Second Lien Subordinated Secured Notes may occur until the First Lien Senior Secured Notes are repaid in full after which principal on the Second Lien Subordinated Secured Notes is payable quarterly to the extent of 90% of Excess Cash Flow (as defined in the 2007 Sellers’ Securities Agreement). The redemption price for the Second Lien Subordinated Secured Notes will be 100.0% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the redemption date.

The holders of the Second Lien Subordinated Secured Notes are entitled to have INI repay the Second Lien Subordinated Secured Notes in full upon a Liquidity Event (defined as a liquidation, winding up, change of control (which includes, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, or a sale of all or a material part of our assets or the assets of INI). We do not expect this offering to result in a change of control. Subject to the prior payment of the waiver fees related to the First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes and the payment in full of the First Lien Senior Secured Notes, upon an initial public offering, we will cause INI to prepay the Second Lien Subordinated Secured Notes using the remaining proceeds from such initial public offering, if any, net of any amounts required to pay fees and expenses related to such initial public offering for working capital purposes or for strategic acquisitions, in an amount equal to the greater of (x) the amount by which such remaining net cash proceeds exceed INI’s reasonable allocation of a portion of such net proceeds for use as working capital and then identified strategic acquisitions and (y) ninety percent of such remaining net cash proceeds. Any such prepayment of the Second Lien Subordinated Secured Notes will be at a price equal to 100.0% of the outstanding principal amount plus accrued and unpaid interest, if any, on the Second Lien Subordinated Secured Notes to the repayment date.

The 2007 Sellers’ Securities Agreement, as amended, contains covenants applicable to us and our subsidiaries, including covenants relating to limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting our subsidiaries, sale-leaseback transactions, consolidations and mergers and provision of financial statements and reports. These covenants are substantially identical to those contained in the First Lien Senior Secured Notes.

We were in breach of several of these covenants which resulted in events of default. Specifically, we failed to deliver on a timely basis certified annual financial statements, provide notice before changing our corporate name, deliver bank account control agreements and perfection certificates for us and all of our subsidiaries, cause those subsidiaries to join as guarantors, deliver our credit card processing agreements, deliver landlord consents and letter agreements from counterparties to service agreements, provide notice of the change in location of collateral, create a back-up data center, and hold quarterly board meetings in 2008. INI also made non-permitted investments and restricted payments to us, our affiliates and others in breach of covenants limiting restricted payments and investments. In addition, as a result of the VAT liability of Various and the reduction in net revenue due to purchase accounting, certain of our representations and warranties were materially incorrect when made and we were in breach of covenants relating to compliance with laws, maintaining minimum consolidated EBITDA and consolidated coverage ratios, and keeping senior debt below certain levels. As a result of these events of default, holders of 51% of the outstanding principal balance of Second Lien Subordinated Secured Notes had the right to request acceleration and immediate payment of all outstanding Second Lien Subordinated Secured Notes, including all accrued and unpaid interest. The defaults on our Second Lien Subordinated Secured Notes also triggered defaults of our 2005 Notes, 2006 Notes, Subordinated Term Loan Notes, First Lien Senior Secured Notes and Subordinated Convertible Notes.

On October 8, 2009, we entered into an agreement with the holders of the Second Lien Subordinated Secured Notes which waived all existing events of default under the 2007 Sellers’ Securities Agreement. Pursuant to this agreement, we and the holders agreed that the proceeds of this offering, to the extent that such proceeds are sufficient, will be used as follows: first, a waiver fee equal to 1% of the outstanding principal amount of First Lien Senior Secured Notes outstanding at the time of the IPO and a waiver fee equal to 1% of the outstanding principal amount of Second Lien Subordinated Secured Notes outstanding at the time of the IPO will be paid to the holders of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes, respectively; second, 50% of the remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 115%; third, any remaining net cash proceeds will be used to prepay the First Lien Senior Secured Notes at a redemption price of 105%; however, each of the holders of the First Lien Senior Secured Notes may opt to forego the repayment of the First Lien Senior Secured Notes held by them or their affiliates from such offering proceeds and if any such holders forego repayment of their First Lien Senior Secured Notes, then such funds shall be used to further prepay the other First Lien Senior Secured Notes on a pro rata basis with 50% of such proceeds prepaid at a redemption price of 115% and the remaining 50% at a redemption price of 105%; fourth, any remaining net cash proceeds will be used to prepay the Second Lien Subordinated Secured Notes at a redemption price of 100%; and fifth, any remaining net cash proceeds will be used to prepay the 2005 Notes and the 2006 Notes. In addition to waiving the events of default the holders of the Second Lien Subordinated Secured Notes, agreed to amend certain covenants including changes to consolidated coverage ratio, limits to total permitted VAT payments and permitted limited payments to us from INI. In consideration for the amendments, waivers and consents, we paid the holders of the Second Lien Subordinated Secured Notes an amendment fee equal to 2% of the outstanding principal amount of Second Lien Subordinated Secured Notes. In addition, we have agreed to pay, at the earlier of the consummation of a Qualified IPO (as defined in the agreement) or March 31, 2010, an additional waiver fee equal to 1% of the principal amount of Second Lien Subordinated Secured Notes outstanding at the time to the holders of the Second Lien Subordinated Secured Notes. For further discussion of the waivers of and amendments to our note agreements see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Activities — Waivers and Amendments Related to Certain Debt.” For further discussion of the use of the proceeds from this offering see the section entitled “Use of Proceeds.”

Subordinated Convertible Notes

As of September 30, 2009, we had $149.2 million in principal amount of Subordinated Convertible Notes outstanding reflecting reductions of $64.3 million and $1.4 million and an increase of $6.9 million as described below. On December 6, 2007, INI issued Subordinated Convertible Notes in the original aggregate principal amount of $170.0 million in partial payment of the purchase price for Various. The Subordinated Convertible Notes mature on December 6, 2011. Interest on the Subordinated Convertible Notes is payable at a rate of 6% per annum and until the 2006 Notes, 2005 Notes, First Lien Senior Secured Notes and the Second Lien Subordinated Secured Notes are repaid in full such interest may only be paid in additional Subordinated Convertible Notes. Thereafter, interest may be paid in additional Subordinated Convertible Notes at INI’s option, and may be prepaid at INI’s option, in whole or in part, at 100.0% principal plus accrued and unpaid interest. The Subordinated Convertible Notes are the unsecured obligation of INI and we have guaranteed INI’s obligations under the Subordinated Convertible Notes. The Subordinated Convertible Notes are subordinate in right of payment to INI’s First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes. Our guarantee is subordinated to the prior payment of our 2006 Notes and our 2005 Notes and our guarantee of the First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes and pari passu in right of payment with the 13% Subordinated Term Loan Notes described above.

On October 8, 2009 we entered into an agreement with the holders of the Subordinated Convertible Notes which eliminated our option to convert the Subordinated Convertible Notes. The Subordinated Convertible Notes are convertible, at the holder’s option, into shares of our common stock, in whole or in part, at any time through and including the maturity date of such notes after the later to occur of (i) the one-year anniversary of the date of issuance of such notes and (ii) the consummation of an initial public offering. The conversion price will be equal to the per share offering price in this offering. If the notes are converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes will be limited in number to the number of shares equal to 17% of our fully diluted equity calculated at the time of the first such conversion. The Subordinated Convertible Notes are being held in escrow to secure indemnity obligations of the sellers. On October 14, 2008, we made an indemnity claim against these notes under the acquisition agreement for Various in the amount of $64.3 million due to working capital adjustments resulting from the VAT liability which was not disclosed at the closing of the acquisition. On October 8, 2009, we settled and released all indemnity claims against the holders of the Subordinated Convertible Notes by reducing the original principal amount of the Subordinated Convertible Notes to $156.0 million. In addition, the sellers agreed to make available to us, to pay VAT and certain VAT-related expenses, $10.0 million held in a working capital escrow, which was established at the closing of the Various transaction.

The Subordinated Convertible Notes are also subject to reduction to the extent certain post closing bonuses of up to $3.5 million are paid by Various for a three year period. During 2008, as a result of payment of $1.1 million in bonuses, the Subordinated Convertible Notes were reduced by $1.4 million. On June 30, 2008, INI issued additional Subordinated Convertible Notes in the amount of $5.8 million as payment in kind for its interest obligation. On December 31, 2008, INI issued additional Subordinated Convertible Notes in the amount of $1.1 million as payment in kind for its interest obligation. On December 31, 2009, INI issued additional Subordinated Convertible Notes in the amount of $5.1 million as payment in kind for its interest obligation.

We have granted the holders of such notes piggyback registration rights and up to two demand registration rights to register the shares of common stock issuable upon the conversion of such notes. The demand rights may be exercised by the holders of the Subordinated Convertible Notes, so long as the shares to be registered represent at least 30% of the shares issued or issuable upon the conversion of the Subordinated Convertible Notes or would result in an aggregate offering price of at least $10.0 million, at any time commencing 180 days after this offering. The piggyback and demand rights are subject to conditions and limitations, among them the right of an underwriter of an offering to limit the number of shares of common stock underlying the Subordinated Convertible Notes for inclusion in the registration and the subordination of the right of inclusion of such shares to the prior inclusion of shares requested to be included in such registration by holders of common stock issued as a result of the conversion of Series A Convertible Preferred Stock or the exercise of warrants. We are generally required to bear all of the expenses of all such registrations except underwriting discounts and commissions.

In the event that the maturity on our First Lien Senior Secured Notes and Second Lien Subordinated Secured Notes is accelerated, the maturity of the outstanding principal balance of the Subordinated Convertible Notes would also be accelerated due to a cross-default provision. No maturity has been accelerated on any of our debt.

Total Outstanding Debt as of a Recent Date

As of December 31, 2009, we estimate that our total outstanding debt was approximately $536.0 million due to an increase of the 2006 Notes and 2005 Notes principal amount to approximately $46.0 million, an increase of the Subordinated Term Loan Notes principal amount to approximately $41.0 million, a decrease of the First Lien Senior Secured Notes principal amount to approximately $189.0 million, and an increase of the Subordinated Convertible Notes principal amount to approximately $176.0 million.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Upon completion of this offering, we will have outstanding 40,806,330 shares of common stock. Of these shares, 20,000,000 shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by persons who may be deemed to be our “affiliates,” as that term is defined in Rule 144 under the Securities Act who will be subject to the restrictions described below. An aggregate of 20,806,330 shares of our common stock held by our existing stockholders upon closing of this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if their resale is registered under the Securities Act or qualifies for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Days After the Date of this Prospectus	Additional Shares Eligible for Public Sale
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

Lock-Up Arrangements

We, our executive officers and directors and certain of our security holders have or will enter into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Renaissance Capital (Cyprus) Limited, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of common stock or any securities convertible into or exercisable or exchangeable for common stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Renaissance Capital (Cyprus) Limited may, in its sole discretion, release some or all of the securities from these lock-up agreements. These agreements are subject to extension as set forth in the section entitled “Underwriting.”

Rule 144

Generally, the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common stock of an issuer that has been acquired by a person who is an affiliate of the issuer, or has been an affiliate of the issuer within the past three months, to be sold in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are restricted securities for at least six months, will be entitled to freely sell such shares of stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Generally, our employees, officers, directors, consultants or advisors who purchased shares from us under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period or availability of current public information provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares, subject to the lock-up agreements described above.

Equity Plans

We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering and as soon as permitted under the Securities Act.

Registration Rights

The holders of 18,643,771 shares of our common stock, assuming the exercise of outstanding warrants to purchase registrable securities and the conversion of outstanding Series A Convertible Preferred Stock and Subordinated Convertible Notes, may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For more information regarding our outstanding registration rights, see the section entitled “Description of Capital Stock—Registration Rights.”

CERTAIN MATERIAL U.S. TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income and estate tax consequences relating to the acquisition, ownership and disposition of our common stock by Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended or “Code,” the Treasury Regulations or the “Regulations” promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the tax consequences of persons who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code.

This summary does not purport to deal with all aspects of U.S. federal income or other federal taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations, or persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment or Non-U.S. Holders that own (or owned during the relevant period) actually or constructively, more than 5% of our common stock). In addition, this summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Prospective purchasers of shares of our common stock are urged to consult their tax advisors concerning the U.S. federal income taxation and other tax consequences to them of acquiring, owning and disposing of shares of our common stock, as well as the application of state, local and foreign income and other tax laws.

For purposes of the following summary, a “Non-U.S. Holder” is a holder of our common stock that, for U.S. federal income tax purposes, is not (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

If a Non-U.S. Holder is a partner in a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, that holds shares of our common stock, the tax treatment of such Non-U.S. Holder generally will depend upon its U.S. tax status and upon the activities of the partnership. If a Non-U.S. Holder is a partner of a partnership acquiring shares of our common stock, such Non-U.S. Holder is urged to consult its tax advisor about the U.S. tax consequences of holding and disposing of the shares of our common stock.

The description set forth above may not be applicable depending on a Non-U.S. Holder’s particular situation. Prospective Non-U.S. Holders of our common stock should consult their tax advisors with respect to the particular tax consequence to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Dividends

We do not expect to declare or pay any dividends on shares of our common stock in the foreseeable future. However, if we do pay dividends on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the Non-U.S. Holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of shares of our common stock and will be treated as described under “—Gain on Disposition of Common Stock” below. Any dividend paid to a Non-U.S. Holder of shares of our common stock ordinarily will, except as described in the following paragraph, be subject to withholding of U.S. federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide an IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States generally will be exempt from the withholding tax described above (if the Non-U.S. Holder complies with applicable certification and disclosure requirements) and instead generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the Non-U.S. Holder were a U.S. person (unless, where an income tax treaty applies, the dividend is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States). In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide an IRS Form W-8ECI properly certifying eligibility for such exemption. Dividends received by a corporate Non-U.S. Holder that are effectively connected with a trade or business conducted by such corporate Non-U.S. Holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on a disposition of shares of our common stock, provided that (i) the gain is not effectively connected with a trade or business conducted by the Non-U.S. Holder in the U.S. (and, in the case of an applicable tax treaty, is not attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), and (ii) in the case of a Non-U.S. Holder who is an individual and who holds the shares of our common stock as a capital asset, such Non-U.S. Holder is not present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met. Additional special rules would apply if our stock were considered to be a U.S. real property interest, which we do not expect to be the case. Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of shares of our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death may be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

U.S. backup withholding tax generally will not apply to payments of dividends to a Non-U.S. Holder if the certification described above in “—Dividends” is duly provided by such Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any claimed exemption are not satisfied.

Certain payments may be subject to information reporting even if a Non-U.S. Holder establishes an exemption from backup withholding. Copies of information returns reporting dividend payments and any withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

Non-U.S. Holders are urged to consult their tax advisors regarding their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

The foregoing discussion of U.S. federal income tax considerations is not tax advice. Accordingly, each prospective Non-U.S. Holder of our common stock should consult that holder’s tax advisor with respect to the federal, state, local, estate and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. Renaissance Securities (Cyprus) Limited and Ledgemont Capital Markets LLC are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
Renaissance Securities (Cyprus) Limited
Ledgemont Capital Markets LLC
Merriman Curhan Ford & Co.
Lighthouse Financial Group, LLC

Total	20,000,000

*	Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer. Any offers and sales of shares of our common stock by Renaissance Securities (Cyprus) Limited to U.S. persons will be affected by its SEC-registered broker-dealer affiliate, RenCap Securities, Inc., and any offers and sales of shares of our common stock to any retail investors will be effected through an SEC-registered broker-dealer, acting as a selling agent, all in accordance with applicable U.S. securities laws.

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The representatives have advised us that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to additional 3,000,000 shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed        % of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,000,000 shares:

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $4.5 million.

No Sales of Similar Securities

We, our executive officers and directors and certain of our security holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Renaissance Capital (Cyprus) Limited, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of common stock or any securities convertible into or exercisable or exchangeable for common stock or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Renaissance Capital (Cyprus) Limited may, in its sole discretion, release some or all of the securities from these lock-up agreements.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Listing

Our common stock has been approved for listing on The New York Stock Exchange under the symbol “FFN,” subject to official notice of issuance.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including: stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include: the information set forth in this prospectus and otherwise available to the representatives, our history and prospects and the history of, and prospects for, the industry in which we compete, our past and present financial performance and an assessment of our management, our prospects for future earnings and the present state of our development, the general condition of the securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by some of the underwriters and one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s website and any information contained in any other website maintained by the underwriters or a selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by each of us or the underwriters or selling group members in its respective capacity as underwriter or selling group member and should not be relied upon by investors.

Affiliations

Certain of the underwriters and their affiliates have entered into an agreement with us to provide certain strategy and financial planning services for us for which they are entitled to receive customary fees. Certain of the underwriters and their affiliates may from time to time provide certain other commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

Resale Restrictions

The distribution of our securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our securities are made. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our securities.

Representations of Purchasers

By purchasing our securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in our securities in their particular circumstances and about the eligibility of our securities for investment by the purchaser under relevant Canadian legislation.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the securities. The securities are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the securities in this offer may not transfer or resell those shares except to other QIIs.

Russian Federation

This document should not be considered as a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation. Neither the securities nor any prospectus or other document relating to them has been registered with the Federal Service for Financial Markets of the Russian Federation. Any information on the securities in this document is not intended to be and must not be publicly distributed in the Russian Federation or to any residents of the Russian Federation except as permitted by Russian law.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada, our Nevada counsel. Akin Gump Strauss Hauer & Feld LLP, New York, New York, our special counsel, will pass upon certain matters for us. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon certain matters for the underwriters named in this prospectus in connection with this offering.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our financial statements as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006 and the combined financial statements of Various, Inc. and subsidiaries and affiliates as of December 6, 2007 and December 31, 2006 and for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 included in this prospectus and in the registration statement have been audited by Eisner LLP, independent registered public accounting firm, as stated in their reports appearing in this prospectus and in the registration statement and are so included in reliance upon the reports of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. As a result of the consummation of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will be required to file reports and other information with the SEC. Anyone may inspect a copy of the registration statement, such reports and other information without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FriendFinder Networks Inc. and Subsidiaries
Audited Financial Statements as of December 31, 2008 and 2007 and the years ended December 31, 2008, 2007 and 2006
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-4
Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity (Deficiency) for the years ended December 31, 2008, 2007 and 2006	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Financial Statements for the nine months ended September 30, 2009 and 2008
Condensed Consolidated Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008	F-41
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2009 and 2008 (unaudited)	F-42
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2009 and 2008 (unaudited)	F-43
Notes to Condensed Consolidated Financial Statements (unaudited)	F-44
Various, Inc. and Subsidiaries and Affiliates
Audited Financial Statements as of December 6, 2007 and December 31, 2006, and for the period from January 1, 2007 through December 6, 2007 and the years ended December 31, 2006 and 2005
Report of Independent Registered Public Accounting Firm	F-57
Combined Balance Sheets as of December 6, 2007 and December 31, 2006	F-58
Combined Statements of Operations for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005	F-59
Combined Statements of Changes in Shareholders’ Deficit for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005	F-60
Combined Statements of Cash Flows for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005	F-61
Notes to Combined Financial Statements	F-62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FriendFinder Networks Inc.

We have audited the accompanying consolidated balance sheets of FriendFinder Networks Inc. (formerly known as Penthouse Media Group, Inc.) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FriendFinder Networks Inc. and subsidiaries at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

As discussed in Note B(28) to the financial statements, the 2007 financial statements have been restated to correct a misstatement.

Eisner LLP
New York, New York
March 20, 2009, except for Note S and the fourth paragraph of Note A and Note B(2) as to which the dates are October 8, 2009 and September 29, 2009, respectively, and Note B(28) as to which the date is December 10, 2009.

The foregoing report is in the form that will be signed upon the effectiveness of the capital transactions described in Note B(2) to the financial statements.
/s/ Eisner LLP

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,
	2008	2007

ASSETS
Current assets:
Cash	$23,704	$7,381
Restricted cash	7,861	16,341
Accounts receivable, less allowance for doubtful accounts of $2,510 and $1,368, respectively	9,341	15,947
Inventories	1,627	1,715
Prepaid expenses	9,236	4,515
Deferred tax asset	21,571	20,927
Total current assets	73,340	66,826
Film costs, net	4,822	4,260
Property and equipment, net	21,184	22,320
Goodwill	334,037	344,682
Domain names	55,127	55,000
Trademarks	17,873	32,735
Other intangible assets, net	77,746	108,326
Unamortized debt issuance costs	3,230	4,204
Receivable from escrow fund	10,000	10,000
Other assets	2,554	1,515
	$599,913	$649,868
LIABILITIES
Current liabilities:
Long-term debt classified as current due to events of default, net of unamortized discount of $51,736 and $70,275, respectively	$415,606	$417,310
Current installment of long-term debt, net of unamortized discount of $246 and $503, respectively	2,152	497
Accounts payable	9,033	11,806
Accrued expenses and other liabilities	100,262	102,512
Deferred revenue	42,814	27,214
Total current liabilities	569,867	559,339
Deferred tax liability	49,363	67,269
Long-term debt, net of unamortized discount of $661 and $862, respectively	38,768	35,379
Total liabilities	657,998	661,987
Commitments and contingencies (Notes O and P)

REDEEMABLE PREFERRED STOCK,
Series A Convertible Preferred Stock, $0.001 per share — authorized 2,500,000 shares; issued and outstanding 1,766,701 shares in 2008 and 2007 (at liquidation preference)	21,000	21,000
Series B Convertible Preferred Stock, $0.001 per share — authorized 10,000,000 shares; issued and outstanding 8,444,854 shares in 2008 and 2007 (at liquidation preference)	5,000	5,000

STOCKHOLDERS’ DEFICIENCY
Preferred stock, $0.001 par value — authorized 22,500,000 shares; issued and outstanding 10,211,555 redeemable preferred shares in 2008 and 2007, shown above
Common stock, $0.001 par value — authorized 125,000,000 shares in 2008 and 2007
Common stock voting — authorized 112,500,000 shares, issued and outstanding 5,247,828 and 3,561,128 shares at December 31, 2008 and 2007, respectively	5	4
Series B common stock non-voting — authorized 12,500,000 shares; issued and outstanding 1,839,834 shares in 2008 and 2007	2	2
Capital in excess of par value	60,575	60,576
Accumulated deficit	(144,667)	(98,701)
Total stockholders’ deficiency	(84,085)	(38,119)
	$599,913	$649,868

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended December 31,
	2008	2007	2006
		(Restated- Note B28)
Net revenue
Service	309,388	24,321	9,522
Product	21,629	23,752	20,443
Total	$331,017	$48,073	$29,965
Cost of revenue
Service	81,815	8,479	1,398
Product	14,699	14,851	14,529
Total	$96,514	$23,330	$15,927

Gross profit	234,503	24,743	14,038

Operating expenses:
Product development	14,553	1,002	—
Selling and marketing	59,281	7,595	1,430
General and administrative	88,280	24,466	24,354
Amortization of acquired intangibles and software	36,347	2,262	—
Depreciation and other amortization	4,502	2,829	3,322
Impairment of goodwill	9,571	925	22,824
Impairment of other intangible assets	14,860	5,131	—

Total operating expenses	227,394	44,210	51,930

Income (loss) from operations	7,109	(19,467)	(37,892)

Interest expense, net of interest income	(80,510)	(15,953)	(7,918)
Interest and penalties related to VAT not charged to customers	(8,429)	(1,592)	—
Loss on modification of debt	—	—	(3,799)
Foreign exchange gain on VAT not charged to customers	15,195	546	—
Gain on settlement of VAT liability not charged to customers	2,690	—	—
Other (expense) income, net	(197)	119	(332)

Loss before income tax benefit	(64,142)	(36,347)	(49,941)
Income tax benefit	(18,176)	(6,430)	—

Net loss	(45,966)	(29,917)	(49,941)
Non-cash dividends on convertible preferred stock	—	(4,396)	—
Net loss attributable to common stock	$(45,966)	$(34,313)	$(49,941)

Net loss per common share — basic and diluted	$(3.35)	$(5.19)	$(8.99)

Weighted average shares outstanding — basic and diluted	13,735	6,610	5,554

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
(IN THOUSANDS, EXCEPT SHARE DATA)

	Redeemable Preferred Stock				Stockholders’ Equity (Deficiency)
	Series A Convertible		Series B Convertible		Common Stock
					Voting		Series B Non-Voting
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital in Excess of Par Value	Accumulated Deficit	Total
Balance at January 1, 2006	1,261,905	$15,000			3,460,168	$3	1,839,834	$2	$23,000	$(18,843)	$4,162
Issuance of preferred stock	504,796	6,000
Common stock issued in connection with acquisition					100,960	1			1,200		1,220
Warrants issued in connection with Senior Secured Notes									2,536		2,536
Repricing of warrants									461		461
Preferred stock issuance costs									(184)		(184)
Net loss										(49,941)	(49,941)
Balance at December 31, 2006	1,766,701	21,000			3,561,128	4	1,839,834	2	27,032	(68,784)	(41,746)
Issuance of preferred stock			8,444,854	$5,000
Deemed dividend on Series B Convertible Preferred Stock from beneficial conversion feature									(3,949)		(3,949)
Beneficial conversion feature related to issuance of Series B Convertible Preferred Stock									3,949		3,949
Non-cash stock dividend on Series A Convertible Preferred Stock in connection with issuance of warrants									(447)		(447)
Distributions to warrant holders in connection with issuance of additional warrants									(886)		(886)
Warrants issued in connection with anti-dilutive adjustments									1,333		1,333
Warrants issued with notes which financed the Various, Inc. acquisition									30,120		30,120
Options granted by the Company’s principal stockholders to former stockholders of Various, Inc., net of related deferred tax of $2,282									3,424		3,424
Net loss										(29,917)	(29,917)
Balance at December 31, 2007	1,766,701	21,000	8,444,854	5,000	3,561,128	4	1,839,834	2	60,576	(98,701)	(38,119)
Exercise of warrants					1,686,700	1			(1)
Net loss										(45,966)	(45,966)
Balance at December 31, 2008	1,766,701	$21,000	8,444,854	$5,000	5,247,828	$5	1,839,834	$2	$60,575	$(144,667)	$(84,085)

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net loss	$(45,966)	$(29,917)	$(49,941)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income tax benefit	(18,550)	(6,430)	—
Impairment of intangibles	24,431	6,056	22,824
Loss on modification of debt	—	—	3,799
Amortization of acquired intangibles and software	36,347	2,262	—
Depreciation and other amortization	4,502	2,829	3,322
Amortization of film costs	3,899	2,217	305
Non-cash interest, including amortization of discount	30,725	10,635	4,021
Provision for doubtful accounts	1,505	505	424
Gain on settlement of VAT liability not charged to customers	(2,690)	—	—
Deferred rent	—	(108)	(107)
Loss on lease abandonment	—	—	643
Other	32	32	264
Changes in operating assets and liabilities, net of effects of acquisitions:
Restricted cash	8,480	153	—
Accounts receivable	5,101	(4,753)	(2,262)
Inventories	88	(259)	139
Prepaid expenses	(4,896)	3,547	(743)
Film costs	(4,461)	(3,227)	(1,803)
Other assets	(864)	(548)	416
Accounts payable	(2,775)	2,906	233
Accrued expenses and other liabilities	440	11,204	661
Deferred revenue	15,600	7,640	1,205
Net cash provided by (used in) operating activities	50,948	4,744	(16,600)
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	(139,296)	(2,571)
Cash paid into escrow in connection with acquisition	—	(10,000)	—
Purchases of property and equipment	(9,161)	(86)	(769)
Additions to trademarks	—	(42)	(117)
Other	(128)	102	43
Net cash used in investing activities	(9,289)	(149,322)	(3,414)
Cash flows from financing activities:
Issuance of senior secured notes and warrants	—	—	5,000
Issuance of preferred stock	—	5,000	6,000
Repayment of long-term debt	(25,336)	(322)	(1,083)
Issuance of first lien secured notes and warrants	—	148,486	—
Issuance of other long-term debt	—	—	917
Offering costs—preferred stock and senior secured notes	—	(4,203)	(265)
Net cash (used in) provided by financing activities	(25,336)	148,961	10,569
Net increase (decrease) in cash	16,323	4,383	(9,445)
Cash at beginning of period	7,381	2,998	12,443
Cash at end of period	$23,704	$7,381	$2,998
Supplemental disclosures of cash flow information:
Interest paid	$53,592	—	$1,739
Non-cash items:
Reduction of Subordinated Convertible Notes and goodwill for bonus indemnification from former stockholders of Various, Inc.	$1,074	—	—
Notes and warrants issued to sellers in connection with acquisition of Various, Inc.	—	$264,000	—
Issuance of note and warrants for payment of debt issuance costs	—	$907	—
Common stock issued in connection with acquisition	—	—	$1,220
Non-cash dividends on convertible preferred stock resulting from beneficial conversion feature ($3,949) and issuance of warrants ($447)	—	$4,396	—

See notes to consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

On July 1, 2008, Penthouse Media Group Inc. changed its name to FriendFinder Networks Inc. (“FriendFinder”). FriendFinder together with its subsidiaries (hereinafter referred to as the “Company”) is an international multimedia company that operates interactive social networking and other adult websites and is also engaged in entertainment activities consisting of publishing, licensing and studio production and distribution. The Company publishes PENTHOUSE magazine and four other adult-oriented publications. Additionally, the Company licenses the PENTHOUSE name for international publication of adult magazines and for use on various products and provides various adult-oriented multimedia entertainment products and services, including content for DVD and VHS videos, pay-per-view programming and telephone services.

Since emerging from bankruptcy protection in October 2004, FriendFinder has incurred substantial net losses and used substantial amounts of cash in its operating activities. On December 6, 2007, FriendFinder acquired Various, Inc. (“Various”), an operator of interactive multimedia websites, which has provided the cash flow necessary to fund FriendFinder’s operations (see Note J(a)).

As described in Note J, events of default have occurred with respect to the secured notes issued to finance the acquisition allowing the noteholders and, as a result of cross-default provisions, holders of subordinated convertible notes issued in connection with the acquisition and FriendFinder’s existing Senior Secured Notes to declare a default and demand repayment of the notes. In addition, events of default have occurred with respect to the Senior Secured Notes. Accordingly, such debt has been classified as current obligations in the accompanying balance sheets as of December 31, 2008 and 2007, resulting in a substantial working capital deficiency at such dates.

The above conditions raised substantial doubt about the Company’s ability to continue as a going concern. On October 8, 2009, subsequent to the issuance of the 2008 financial statements, the Company obtained waivers of such events of default or certain provisions of its note agreements were amended, which waivers and amendments resulted in the curing of such events of default (see Note S(5)). Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

The Company is attempting to obtain funds through the sale of common stock in an initial public offering (“IPO”) and use the net proceeds to repay some of its debt. As described in Note S(5), the Company’s note agreements were amended to require the use of IPO proceeds to retire debt and state the order in which debt is to be retired. As the secured notes issued to finance the Various acquisition are required to be fully repaid prior to repayment of the Senior Secured Notes of FriendFinder, the Company’s ability to meet its obligation to repay the $44.5 million of outstanding Senior Secured Notes at maturity on July 31, 2010 may depend on the sufficiency of IPO proceeds. Should the IPO proceeds not be sufficient to fully repay the Senior Secured Notes, it may be necessary for the Senior Secured Notes to be restructured or for the Company to find alternative sources of financing to repay such notes at maturity; however, there is no assurance that such events will occur.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of consolidation:

The consolidated financial statements include the accounts of FriendFinder and its subsidiaries, all of which are wholly owned. Intercompany accounts and transactions have been eliminated in consolidation. The accounts of Various are included in the consolidated financial statements from its date of acquisition in December 2007.

2.	Stock split:

On September 29, 2009, the Company’s board of directors approved reverse splits of each class and series of the Company’s authorized capital stock, including all designated classes and series of common and preferred

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Stock split: (Continued)

stock, and a corresponding and proportionate decrease in the number of outstanding shares of each such class and series, each to become effective prior to the consummation of the IPO. The board authorized a pricing committee to determine the reverse split ratio, provided that it is not less than 1-for-15 or greater than 1-for-25. In addition, the Company’s board of directors approved, subject to stockholder approval, an amendment and restatement of the Company’s articles of incorporation which reflects, among other things, a total of 125 million shares of authorized common stock and 22.5 million shares of authorized preferred stock and a change in the par value of such shares from $0.01 par value to $0.001 par value. Retroactive effect has been given to the change in authorized shares and split in the accompanying financial statements and notes and all share and per share amounts have been adjusted based upon a 1-for-20 reverse stock split.

3.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.	Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments having original maturities of three months or less when purchased. As of December 31, 2008 and 2007, there were no cash equivalents.

5.	Restricted cash:

The credit card processors used by Various regularly withhold deposits and maintain balances which are recorded as restricted cash.

6.	Accounts receivable:

Accounts receivable is principally comprised of credit card payments owed to Various for membership fees, which are pending collection from the credit card processors. An allowance for doubtful accounts is estimated based on past experience. In addition, an estimated liability is recorded by Various based on historical trends of chargeback levels and credits. The chargeback and credit liability as of December 31, 2008 and 2007, which is included in accrued expenses and other liabilities, was approximately $530,000 and $463,000, respectively. Chargebacks and credits charged to revenue for the year ended December 31, 2008 and for the period from December 7, 2007 through December 31, 2007 were approximately $11,916,000 and $866,000, respectively.

7.	Inventories:

Inventories, which consist principally of paper and printing costs, are valued at the lower of cost (first-in, first-out method) or market.

8.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Computer hardware and software are depreciated over three years and leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the improvements.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

9.	Software costs:

Costs related to developing or obtaining internal-use software are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

Internal-use software acquired in the acquisition of Various, which was valued at $17,300,000, is included in property and equipment and is being amortized over an estimated useful life of three years.

In accordance with Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Website Development Costs,” the Company expenses costs related to the planning and operating stages of the website. Direct costs incurred in the development stage are capitalized. Costs associated with minor enhancements and maintenance for the website are included in expenses as incurred.

10.	Film costs:

Film costs consist of direct costs of production of adult entertainment video content. Such costs are being amortized using the straight-line method over thirty-six months, which represents the estimated period during which substantially all revenue from the content will be realized. Film cost amortization is included in cost of revenue.

11.	Goodwill, trademarks and other intangibles:

Goodwill and trademarks, which are deemed to have an indefinite useful life, were recorded in connection with the adoption of fresh start reporting upon the Company’s emergence from bankruptcy proceedings. Additionally, goodwill was recorded in connection with the acquisition of Various and other business combinations, representing the excess of the purchase price over the fair value of the identifiable net assets acquired. These assets, together with domain names that were recorded in the Various acquisition and were also deemed to have an indefinite useful life based primarily on the Company’s plans for continued indefinite use, are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for indefinite-lived trademarks and domain names consists of a comparison of their fair value with their carrying amount. See Notes G and H with respect to impairment of goodwill and trademarks, respectively.

Other intangible assets are deemed to have finite useful lives and are amortized over periods ranging from two to six years. The Company evaluates the recoverability of such assets by comparing their carrying amount to the expected future undiscounted cash flows to be generated from such assets when events or circumstances indicate that impairment may have occurred. If the carrying amount exceeds such cash flow, an impairment loss would be recognized to the extent such carrying amount exceeds the fair value of the impaired assets based upon their discounted future cash flows.

12.	Revenue recognition:

a)	Internet:

Revenues from subscription fees are recognized ratably over the subscription period, including periods for which no additional amounts are charged, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted) and the fees are fixed and determinable. Collection is reasonably assured as subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Fees collected in advance are deferred and recognized as revenue using the straight-line method over the term of the subscription, which ranges from one to eighteen months.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

12.	Revenue recognition: (Continued)

Revenues on a pay-by-usage basis are recognized when access has been granted. Revenues for banner advertising on websites are recognized ratably over the period that the advertising appears. Commission revenue from the shipment of products (i.e., adult novelty items and videos) from online stores, which are operated by a third party, are recognized upon receipt of notification of the commission owed the Company from the online store operator.

The Company estimates the amount of chargebacks that will occur in future periods to offset current revenue. The Company’s revenue is primarily collected through online credit card transactions. As such, the Company is subject to chargebacks by consumers generally up to 90 days subsequent to the original sale date. The Company accrues chargebacks based on historical trends relative to sales levels by website.

b)	Entertainment:

Revenues from the sale of magazines at newsstands are recognized on the on-sale date of each issue based on an estimate of the total sell through, net of estimated returns. The amount of estimated revenue is adjusted in subsequent periods as sales and returns information becomes available. Revenues from the sale of magazine subscriptions are recognized ratably over their respective terms which range from one to two years.

The unrecognized portion of magazine subscriptions is shown as deferred revenue. Revenues from advertising in magazines are recognized on the on-sale date of each issue in which the advertising is included.

Revenues from the third party sale of content produced by the Company including DVDs and videocassettes are recognized upon receipt of notification of sale from the third parties. Revenues from subscription fees for television programming channels are recognized ratably over the subscription period. Revenues from pay-per-view broadcasts are recognized when the films are aired.

Revenues from the licensing of the PENTHOUSE name for use (i) in the publication of magazines in foreign countries and the sale of consumer products are recognized in the period of sale as reported by the licensee and (ii) in connection with licensed nightclubs are recognized ratably over the term of the license agreement for up-front payments and in the period of sale as reported by the licensee on food, beverages and other sales.

13.	Cost of revenue:

Cost of internet revenue includes commissions paid to websites having direct links to the Company’s websites resulting in new subscribers, costs for online models and studios and amortization of capitalized website development costs.

Publishing costs include the costs of printing and distributing of magazines. Shipping and handling costs are also included and amounted to approximately $3,256,000, $3,336,000 and $3,102,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Studio costs principally consist of amortization of production costs of videos containing adult entertainment content.

14.	Product development:

Costs related to the planning and post-implementation stages of the Company’s website development efforts are recorded as product development expense. Direct costs incurred in the development stage are capitalized and amortized over the website’s estimated useful life of three years as charges to cost of revenue.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

15.	Retail display allowances:

Payments made to retail outlets as an incentive to carry and sell the Company’s publications are recognized as a reduction of revenue on the on-sale date of such issue.

16.	Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2008, 2007 and 2006, the Company incurred advertising costs, included in selling and marketing expense, amounting to approximately $52,619,000, $3,758,000 and $156,000, respectively. Costs for 2008 and 2007 include payments to internet search engines for key words searches to generate traffic to Various’ websites.

17.	Loyalty program:

Various operates a point-based loyalty program designed to increase participation in its assorted membership activities. These points are earned through activities such as, but not limited to, participating in sponsored blogs and online magazines, as well as by increasing the uniqueness of a member profile through the addition of photographs and other assorted items. Points may be redeemed for other membership services such as upgraded memberships or highlighting of member profiles in online searches. As the incremental cost of providing these additional membership services is minimal, no liabilities are recorded in connection with point redemptions.

18.	Stock-based compensation:

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R covers a wide range of share-based compensation arrangements and requires that the compensation cost related to these types of payment transactions, including stock options, be recognized in the financial statements. Cost is measured based on the fair value of the equity instrument issued at the date of grant and is expensed over the vesting period.

The Company adopted SFAS 123R effective January 1, 2006, as required, using the modified prospective application method. Under such method, SFAS 123R applies to all awards granted, modified, repurchased or cancelled by the Company since January 1, 2006 and to unvested awards at the date of adoption. The adoption of SFAS 123R did not have any impact on the Company’s 2006 results of operations as there were no unvested awards at the date of adoption and there was no stock option activity during such year.

19.	Income taxes:

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires that the Company recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are recorded for net operating loss carryforwards and for the difference between the tax bases of assets and liabilities and their respective financial reporting amounts at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods.

20.	Value Added Taxes:

Value added taxes are presented on a net basis and are excluded from revenue.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

21.	Foreign Currency Transactions:

Revenue derived from international websites is paid in advance primarily with credit cards and is denominated in local currencies. Substantially all such currencies are converted into U.S. dollars on the dates of the transactions at rates of exchange in effect on such dates and remitted to the Company. Accordingly, foreign currency revenue is recorded based on the U.S. dollars received by the Company. Accounts receivable due from, and restricted cash held by, foreign credit card processors and VAT liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates in effect as of the balance sheet date. Gains and losses resulting from transactions denominated in foreign currencies are recorded in the statement of operations.

22.	Concentration of credit risk:

The Company’s cash, cash equivalents, and accounts receivable are potentially subject to concentrations of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. At December 31, 2008 and 2007, accounts receivable balances are due principally from credit card processors and are settled upon processing of credit card transactions. As of December 31, 2008, three credit card processors accounted for 30%, 24% and 21% of accounts receivable and as of December 31, 2007, one credit card processor accounted for 62% of accounts receivable. During the years ended December 31, 2008, 2007 and 2006, no customers accounted for more than 10% of net revenue.

23.	Fair value of financial instruments:

The carrying amounts of cash, receivables and payables approximate their fair values due to the short-term nature of these financial instruments. As of December 31, 2008, the carrying value of long-term debt, including amounts classified as current due to events of default was $456,526,000 compared to its estimated fair value of $434,720,349. As of December 31, 2007, the carrying amount of long-term debt classified as current due to events of default on the notes issued in connection with the acquisition of Various in December 2007 ($379,152,000), which consists of both variable and fixed term debt, is considered to approximate its fair value. The estimated fair value of the balance of long-term debt, all of which bears interest at fixed rates, was $73,538,184 compared to its carrying value of $74,034,953 (of which $38,158,000 is classified as current due to events of default). The fair value is estimated by discounting the projected cash flows using the estimated rates at which similar amounts of debt could be borrowed at such date.

24.	Per share data:

Basic and diluted net loss per common share is based on the weighted average number of shares of outstanding common stock and Series B common stock including shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share. Pursuant to Issue 7 of EITF 03-6, a consensus was reached that convertible participating securities should be included in the computation of basic earnings per share using the two-class method. Inasmuch as the Series B common stock participates in any dividends and shares in the net loss on a pro rata basis with the common stock based on the total number of common shares outstanding, the net loss per common share, basic and diluted, as presented in the Company’s statements of operations is consistent with the two-class method.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

24.	Per share data: (Continued)

Basic and diluted net loss per share of common stock is computed as follows (in thousands except per share data):

	Year Ended December 31,
	2008	2007	2006
Net loss	$(45,966)	$(29,917)	$(49,941)
Non-cash stock dividend on Series A Convertible Preferred Stock in connection with issuance of warrants	—	(447)	—
Deemed dividend on Series B Convertible Preferred Stock resulting from beneficial conversion feature	—	(3,949)	—
Net loss attributable to common stock	$(45,966)	$(34,313)	$(49,941)
Weighted average shares outstanding	13,735	6,610	5,554
Net loss per common share	$(3.35)	$(5.19)	$(8.99)

Weighted average shares outstanding — basic and diluted is comprised of the following (in thousands):

	Year Ended December 31,
	2008	2007	2006
Common stock	5,248	3,561	3,479
Series B common stock	1,840	1,840	1,840
Common stock purchase warrants	6,647	1,209	235
	13,735	6,610	5,554

In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following anti-dilutive securities (in thousands):

	December 31,
	2008	2007	2006
Series A Convertible Preferred Stock	1,996	1,996	1,996
Series B Convertible Preferred Stock	8,445	8,445	—
Warrants	502	502	489
Total common shares issuable	10,943	10,943	2,485

The Series A and Series B preferred stock are convertible participating securities; however, as there is no contractual obligation for the holders of such shares to share in the losses of the Company, the preferred shares are not included in the computation of basic and diluted net loss per share.

No shares are included in the above table with respect to the conversion of the Subordinated Convertible Notes as the number of common shares into which the notes are convertible is based upon an IPO price which is not presently determinable. In addition, the number of shares issuable upon conversion is dependent upon whether the conversion option is exercised by the noteholder or the Company (see Note J(b)). Further, no shares are included in the above table with respect to options to acquire 13.6 million shares of common stock outstanding at December 31, 2008, granted under the 2008 Stock Option Plan as, for accounting purposes, the grant date will occur upon consummation of an IPO (see Note L).

25.	Accounting pronouncements adopted in 2008:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2 which delays the effective

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

25.	Accounting pronouncements adopted in 2008: (Continued)

date of SFAS No. 157 for fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). The FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. Effective January 1, 2008, the Company adopted SFAS No. 157 with respect to its financial assets and liabilities. The adoption of this standard had no impact on the Company’s financial statements for the year ended December 31, 2008. The Company is currently evaluating the impact, if any, of the adoption of this statement on its financial statements as its relates to non-financial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 became effective for the Company on January 1, 2008 and had no effect on the Company’s financial statements as the Company did not elect to apply the provisions of SFAS No. 159.

26.	New accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No.141(R) establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. Adoption of SFAS No. 141(R) is required for combinations after December 15, 2008. Early adoption and retroactive application of SFAS No. 141(R) to fiscal years preceding the effective date are not permitted. The impact, if any, the implementation of SFAS No. 141(R) will have on the Company’s financial statements is dependent on future acquisitions.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS No. 142-3, which is effective for fiscal years beginning after December 15, 2008, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset acquired after the effective date. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), Business Combinations, and other U.S. GAAP. The Company adopted FSP FAS No. 142-3 on January 1, 2009 and does not expect this standard to have a material impact on the Company’s financial statements.

27.	Change in classification:

The accompanying balance sheets as of December 31, 2008 and 2007 have been changed from amounts previously reported to classify the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock as Redeemable Preferred Stock (“temporary equity”) at a carrying value aggregating $26,000,000, representing their liquidation preference, with a corresponding increase in Stockholders’ Deficiency through the elimination of the par value of the preferred stock in the amount of $2,042,000 and the reduction of capital in excess of par value in the amount of $23,958,000. In connection therewith, in the accompanying statements of changes in redeemable preferred stock and stockholders’ equity (deficiency) Series A Convertible Preferred Stock, capital in excess of par value and total stockholders’ equity at January 1, 2006 have been reduced by $252,000, $14,748,000 and $15,000,000, respectively, from amounts previously reported and Redeemable

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

27.	Change in classification: (Continued)

Preferred Stock has been recorded at $15,000,000 to reflect the liquidation preference of 1,261,905 shares of Series A Convertible Preferred Stock issued during the year ended December 31, 2005. The temporary equity classification results from the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock becoming redeemable for cash upon the occurrence of specified events as described in Note K.

28.	Restatement:

The consolidated statement of changes in redeemable preferred stock and stockholders’ equity (deficiency) for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on December 10, 2009, has been restated to reflect a deemed dividend and related beneficial conversion feature related to Series B Convertible Preferred Stock amounting to $3,949,000 (see Note K) as a charge and related credit to capital in excess of par value. As a result thereof, the consolidated statement of operations for the year then ended has been restated to reflect non-cash dividends of $4,396,000 on convertible preferred stock (including $447,000 related to Series A Convertible Preferred Stock) with a corresponding increase in net loss attributable to common stock representing a $0.67 increase in net loss per common share — basic and diluted from the amount previously reported.

NOTE C — ACQUISITIONS

1.	Acquisition of Various:

On December 6, 2007, pursuant to a stock purchase agreement, Interactive Network, Inc. (“INI”), a newly-formed wholly owned subsidiary of FriendFinder, purchased all of the stock of Various and certain affiliated companies. Various and affiliates are engaged in the operation of social networking services and other interactive websites, online photo-sharing and storage, online publishing and broadcast of user-generated media content and adult materials and online adult retail services. The sellers of Various were paid approximately $137 million in cash and issued notes valued at approximately $248 million, together with related warrants to acquire approximately 2.9 million shares of common stock, valued at approximately $16 million (or $5.60 each, see Note J) comprising a total purchase price of approximately $401 million. The notes issued consist of $91 million of First Lien Senior Secured Notes, $73 million of Second Lien Subordinated Secured Notes, $80 million of Subordinated Convertible Notes and $4 million of other notes, (see Notes J(a), (b), (c) and (d)). The purchase price gives effect to a $61 million reduction attributable to a post-closing working capital adjustment that resulted in a $51 million reduction in the value of notes issued and a $10 million reduction in cash paid which is being held in escrow. In addition, legal and other acquisition costs totaling approximately $4 million were incurred. The cash portion of the purchase price was obtained through issuance of notes and warrants, including approximately $110 million from the Company’s stockholders (see Note J).

The working capital adjustment, which principally relates to unrecorded value added tax liability (see Note I), has been computed and submitted by the Company to the former stockholders of Various. On February 6, 2009, the former stockholders of Various submitted their objection to the working capital adjustment. In the event that the parties cannot resolve the issues, the dispute is required to be settled through binding resolution by an accounting firm mutually acceptable to the Company and the former stockholders of Various (see Note S(6)).

The acquisition was made due to Various’ strategic fit, enabling the Company to enter a new line of business, its dominant position on the web and ability to leverage its technological strength. The combination of these factors contributed to the excess of purchase price paid over the fair value of identifiable net assets acquired (“goodwill”).

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — ACQUISITIONS (Continued)

1.	Acquisition of Various: (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets (including cash of $2,132)	$30,065
Property and equipment	22,033
Other assets	122
Identifiable intangible assets	165,200
Goodwill	330,994

Total assets acquired	548,414

Liability related to VAT (see Note I)	78,090
Other current liabilities (including deferred revenue of $12,600)	27,307
Deferred tax liability	37,247

Total liabilities assumed	142,644

Net assets acquired	$405,770

Of the $165.2 million of acquired identifiable intangible assets, $55.0 million was assigned to domain names, $23.5 million was assigned to customer lists, $76.1 million was assigned to service and studio contracts and $10.6 million was assigned to non-compete agreements. Domain names, which have an indefinite life, are not subject to amortization. The remaining acquired intangible assets have a weighted-average useful life of approximately 3.9 years (see Note H). The goodwill was assigned to the internet segment.

An election under Section 338(h)(10) of the Internal Revenue Code was not made by September 15, 2008, the deadline for making the election. Such election treats the acquisition of stock as an acquisition of assets and, accordingly, would result in the tax basis of the assets acquired being increased to reflect the purchase price of Various stock. As a result of no election having been made, no portion of the goodwill will be deductible for tax purposes. The deferred tax liability shown in the above table reflects no such election having been made and primarily relates to the excess of the financial statement basis over the tax basis of the identifiable intangible assets and property and equipment, net of a deferred tax asset related to the VAT liability (see Note M).

The following unaudited pro forma financial information presents the combined results of the Company and Various as if the acquisition had occurred as of January 1 for each of the fiscal years shown below (in thousands):

	2007	2006
Net revenue(1)	$307,120	$283,349
Net loss(2)	$(79,559)	$(86,936)
Net loss per common share — basic and diluted(3)	$(7.21)	$(7.94)
Weighted average shares outstanding	11,639	10,953

(1)	Differs from the $332,907 revenue reflected in the pro forma consolidated statement of operations on page 46 of the prospectus as such statement does not reflect a non-recurring $25.8 million reduction in net revenue resulting from the reduction in deferred revenue at January 1, 2007 to reflect the purchase price allocation.

(2)	Differs from the $53,606 net loss reflected in the pro forma consolidated statement of operations on page 46 of the prospectus as such statement does not include $7.1 million of bonuses paid to Various employees relating to the acquisition and includes $0.6 million of additional compensation related to new employment agreements and does not reflect a $25.8 million reduction in net revenue referred to above, net of the tax effects on the aforementioned items.

(3)	The net loss used to compute “net loss per common share — basic and diluted” reflects deemed dividends to preferred stockholders in 2007 of $4,396,000 (see Note K), which is not included in the net loss figure above.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C — ACQUISITIONS (Continued)

1.	Acquisition of Various: (Continued)

The pro forma results give effect to increased depreciation and amortization and decreased revenue to reflect the purchase price allocation and also give effect to interest (approximately $67 million) on debt incurred to finance the acquisition in addition to a related deferred tax benefit. Such results are not necessarily indicative of what actually would have occurred had the acquisition been made as of such date and is not indicative of future period results. The pro forma net loss for the year ended December 31, 2007 includes approximately $7.1 million of bonuses paid to Various employees relating to the acquisition. The pro forma loss per common share gives effect to warrants to acquire 5,398,603 common shares at $0.0002 per share issued to purchasers of the First and Second Lien Notes, the proceeds of which were used to finance the Various acquisition.

2.	Acquisition of Video Bliss Inc. and Danni Ashe, Inc.:

On October 20, 2006, the Company purchased the stock of Video Bliss Inc. (“VBI”) and Danni Ashe, Inc. (“DAI”), adult video and internet production companies, for $1,416,000 in cash and 126,199 shares of the Company’s common stock valued at $1,500,000 ($11.89 per share). The value of the common stock was based on the most recent sale of the Company’s Series A Preferred Stock (see Note K). Of the total consideration, $1,116,000 in cash and 100,959 common shares valued at $1,220,000 were paid at closing; 50% of the remaining $300,000 in cash and 1,267 common shares will be paid when the six continuous months aggregate revenue for the VBI and the DAI subsidiaries subsequent to the closing date reach $3,100,000; the remaining 50% will be paid on the attainment of continuous six months aggregate revenue of $3,300,000. As of December 31, 2008, the revenue targets had not been attained. The obligation to make earn-out payments terminates on December 31, 2009. Such contingent consideration aggregating $580,000 will be recorded as additional purchase price if and when the revenue targets are attained.

The non-contingent portion of the purchase price was allocated as follows (in thousands):

Cash	$265
Other current assets	510
Property and equipment	200
Other assets	136
Goodwill	2,169

Total assets acquired	3,280

Current liabilities	(490)
Notes payable	(454)

Total liabilities assumed	(944)

Net assets acquired	$2,336

The $2,169 of goodwill, none of which is deductible for tax purposes, was assigned to the Internet segment.

Unaudited pro forma financial information as if the acquisitions of VBI and DAI had occurred as of January 1, 2006 has not been presented based on materiality.

3.	Acquisition of Jill Kelly Productions:

On September 11, 2006, the Company acquired assets for $1,720,000 in cash and $100,000 in assumed liabilities from the debtor estate of Jill Kelly Productions Inc., an adult entertainment production company which had ceased operations and was being liquidated in bankruptcy proceedings. The purchase price was allocated to accounts receivable ($277,000), DVD and a content library ($770,000), property and equipment ($43,000) and trademarks ($730,000). This transaction was accounted for as a purchase of assets.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D — INVENTORY

The components of inventory were as follows (in thousands):

	December 31,
	2008	2007
Paper and printing costs	$1,035	$1,249
Editorials and pictorials	592	466
	$1,627	$1,715

NOTE E — FILM COSTS

Film costs activity consists of the following (in thousands):

	Year Ended December 31,
	2008	2007	2006
Opening balance	$4,260	$3,250	$982
Content produced	4,461	3,227	1,803
Acquired library	—	—	770
Amortization	(3,899)	(2,217)	(305)
Ending balance	$4,822	$4,260	$3,250

Substantially all of the capitalized film costs at December 31, 2008 and 2007 represent completed and released content. Management estimates that amortization charges for the completed and released content, as of December 31, 2008, will be $2,771,000, $1,584,000 and $467,000 for the years ending December 31, 2009, 2010 and 2011, respectively.

NOTE F — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,
	2008	2007
Property and equipment:
Leasehold improvements	$125	$144
Computer hardware and software	33,124	24,308
	33,249	24,452
Less accumulated depreciation and amortization	12,065	2,132
	$21,184	$22,320

Depreciation and amortization expense amounted to approximately $10,255,000, $1,254,000 and $696,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Computer hardware and software above includes $17.3 million in 2008 and 2007 that relates to the acquisition of Various in December 2007 (see Note C). Amortization expense of the acquired software amounted to approximately $5,767,000 and $388,000 for the years ended December 31, 2008 and 2007, respectively.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G — GOODWILL

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	Internet	Entertainment	Total
Balance as of January 1, 2007	$10,946	$3,667	$14,613
Acquisition of Various	330,994	—	330,994
Impairment	—	(925)	(925)
Balance as of December 31, 2007	$341,940	$2,742	$344,682
Reduction for indemnification from sellers of Various, Inc. (see Note J(b))	(1,074)	—	(1,074)
Impairment	(6,829)	(2,742)	(9,571)
Balance as of December 31, 2008	$334,037	$—	$334,037

Impairment of goodwill is required to be tested at least annually. Impairment is tested by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. If the carrying amount of the reporting unit’s net assets exceeds the unit’s fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid.

The fair value of each reporting unit was determined at December 31, 2008, 2007 and 2006 by weighting a combination of the present value of the Company’s discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of comparable companies. Such valuations resulted in the Company recording a goodwill impairment loss of approximately $9.6 million, $0.9 million and $23.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Such losses were attributable to downward revisions of earnings forecasted for future years and an increase in the discount rate due to operating results that were worse than anticipated.

The impairment charge with respect to the Internet segment was solely due to impairment in the online reporting unit of the Internet segment. The online reporting unit, launched in 1995, consists of branded websites, including Penthouse.com and Danni.com. It does not contain any of the assets acquired in the Various transaction, which are contained in the dating reporting unit and the Streamray reporting unit of the Internet segment. Due to a significant reduction in the Company’s forecasts of revenue and profitability for the online reporting unit, the fair value of the unit was determined to be less than its carrying value. Discounted anticipated future operating cash flows used to determine the fair value of the reporting unit were based upon assumptions with respect to future growth and trends, discount rates and other variables. Key assumptions used were a discount rate of 16%, and an expected long-term growth rate of 3%. In addition, in calculating the implied fair value of goodwill, a royalty rate of 7% was derived from analysis of comparable companies in order to determine the value of trademarks utilized by the unit.

Management believes that the assumptions used in performing the impairment analysis are reasonable; however, they are inherently uncertain. A 1% change in any of the above three key assumptions could result in an impairment charge ranging from $6,231 to $7,527.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H — INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

	December 31,
	2008		2007
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Estimated Useful Lives (Years)
Amortizable intangible assets:
Non-compete agreements	$10,600	$3,771	$10,600	$231	3
Customer lists	28,540	17,259	28,540	5,835	2–4
Service contracts	72,800	15,583	72,800	804	3–5
Studio contracts	3,300	881	3,300	44	4
Other	2,840	2,840	2,840	2,840	3
	$118,080	$40,334	$118,080	$9,754

For the years ended December 31, 2008, 2007 and 2006, aggregate amortization expense amounted to $30,581,000, $3,837,000 and $2,626,000, respectively. Estimated future amortization expense is as follows: $29,662,000 (2009), $19,017,000 (2010), $15,580,000 (2011) and $13,487,000 (2012). Amortization expense of the acquired intangibles amounted to approximately $30,581,000 and $1,874,000 for the years ended December 31, 2008 and 2007, respectively.

Trademarks relate to publishing, licensing and studio operations which are included in the Entertainment segment. For the years ended December 31, 2008 and 2007, a trademark impairment loss of $14,860,000 and $5,131,000 was recognized. Such loss resulted due to the estimated fair value of the trademarks being less than their carrying value. The fair value of trademarks related to publishing is estimated based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The fair value of trademarks related to licensing is based on an income approach using the present value of discounted anticipated operating cash flows. The Company bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. The impairment of trademarks mainly resulted from declines in projected operating results and cash flows related to publishing and licensing.

NOTE I — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following (in thousands):

	December 31,
	2008	2007
Accrued liability related to VAT	$81,954	$81,002
Chargeback reserve	530	463
Compensation and benefits	1,733	1,866
Accrued marketing	1,972	1,700
Legal and related expenses	1,158	4,819
Accrued interest	1,966	5,190
Accrued commissions to third party websites	4,496	3,272
Other	6,453	4,200
	$100,262	$102,512

Effective July 1, 2003, as a result of a change in the law in the European Union, Various was required to collect value added tax (“VAT”) from customers in connection with their use of internet services in the European Union

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I — ACCRUED EXPENSES AND OTHER LIABILITIES (Continued)

provided by Various and remit the VAT to the taxing authorities in the various European Union countries. As Various did not separately charge its customers for, or remit, the VAT, a liability has been recorded at the date of acquisition to reflect the estimated VAT which should have been collected and remitted on Various’ revenues derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a liability has been recorded at the date of acquisition for interest and penalties related to the unremitted VAT and failure to file tax returns. The aggregate liability recorded at the date of acquisition amounted to $78,090,000 (see Note C(1)). Effective July 2008, Various registered in the European Union and on July 29, 2008 began separately charging VAT to its customers. As of December 31, 2008 and 2007, the aggregate liability, which is denominated in pounds and Euros, amounted to $81,954,000 and $81,002,000 respectively, which includes VAT ($43,462,000 and $41,985,000), interest ($11,879,000 and $7,608,000) and penalties ($25,686,000 and $31,408,000). The aggregate liability as of December 31, 2008 includes $11,781,000 related to 2008 operations, of which $8,083,000 was incurred prior to the Company separately charging VAT to its customers, and $925,000 related to settlements with certain taxing authorities. The consolidated statements of operations for the years ended December 31, 2008 and 2007, respectively, include a foreign currency transaction gain of $15,195,000 and $545,000 primarily related to the liability, VAT of $8,083,000 and $1,865,000 (offset against net revenue) and interest and penalties related to VAT of $8,429,000 and $1,592,000. In addition, as the allocation period to determine the fair value of the VAT obligation has ended the 2008 results of operations includes a $2,690,000 gain related to settlement of a pre-acquisition VAT liability with certain of the European Union countries.

Various has been notified that the German tax authorities and the Office of the District Attorney in Bonn have been investigating Various’ former Chief Executive Officer for alleged intentional evasion of VAT on revenues collected from customers located in Germany commencing in 2003. Various has also negotiated a settlement with the German authorities to drop criminal charges against a current officer by payment of approximately $2.3 million, which represents a portion of the total amount owed of the historical uncollected German VAT liability. In connection with the settlement, the Company will pay a fine of €25,000 to a charitable organization. The $2.3 million is payable in six equal monthly installments of approximately $380,000 commencing April 1, 2009. On April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from Various’ office located in Germany in order to determine the amount of revenue subject to VAT. The German tax authority has attempted unsuccessfully to freeze assets in bank accounts maintained by subsidiaries of Various in Germany, but did freeze assets in the amount of €610,343, held by Various’ credit card processor located in the Netherlands to secure the VAT estimated by the tax authorities to be due from Various from revenue from internet websites in Germany. At December 31, 2008, the frozen Euros are included in restricted cash in the amount of $850,000.

See Note S(2).

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,
	2008		2007
	Principal	Unamortized Discount	Principal	Unamortized Discount
Debt issued by INI in connection with the acquisition of Various:
First Lien Senior Secured Notes due 2009–2011, including principal of $93,343 and $103,338 ($83,589 and $90,554 net of discount) issued to selling stockholders, respectively (a)	$233,001	$24,387	$257,338	$36,378
Second Lien Subordinated Secured Notes due 2011 issued to selling stockholders (a)	80,000	5,058	80,000	6,492
Subordinated Convertible Notes due 2011 issued to selling stockholders (b)	111,206	20,454	105,720	24,672
Other (c)	4,000	776	5,000	1,365
Senior Secured Notes of FriendFinder due 2010 (d)	44,530	1,968	44,530	2,733
Subordinated Term Notes of FriendFinder due 2011 (e)	36,432	—	32,238	—
	$509,169	$52,643	$524,826	$71,640
Less unamortized discount	(52,643)		(71,640)
Long-term debt classified as current due to events of default, net of unamortized discount of $51,736 and $70,275, respectively	(415,606)		(417,310)
Less current installment of long-term debt, net of unamortized discount of $246 and $503, respectively	(2,152)		(497)
	$38,768		$35,379

(a)	The First Lien Senior Secured Notes (“First Lien Notes”), of which approximately $110,000,000 principal amount were issued to the Company’s stockholders including $10,000,000 to entities controlled by certain officers and directors, were issued with an original issue discount of $7,720,000 or approximately 3.0%, mature on June 30, 2011, and accrue interest at a rate per annum equal to the sum of the greater of three month LIBOR (1.4% at December 31, 2008) or 4.5%, plus 8.0%. Interest on the notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Principal on the First Lien Notes is payable quarterly to the extent of 90% of Excess Cash Flow, as defined, subject to minimum amounts. Minimum principal amortization is payable as follows (in thousands): $1,398 (2009), $38,601 (2010), and $193,003 (2011). The 2009 minimum amount has been reduced by principal payments of $24,336 made by the Company in 2008 as a result of the excess cash flow requirements.

The First Lien Notes are guaranteed by Various and its subsidiaries and are collateralized by a first-priority lien on all of their assets as well as a pledge of the Various stock and a lien on any rights to indemnification and other rights under the purchase agreement with the former stockholders of Various. In addition, FriendFinder and each of FriendFinder’s subsidiaries guaranteed INI’s obligations under the notes. The guarantees are collateralized by the assets of the guarantors; however, such security interest is subordinate to the security interest of holders of FriendFinder’s Senior Notes.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

The First Lien Notes are redeemable at the option of INI, in whole but not in part, at 105% of principal through December 6, 2009 and at 102% of principal thereafter through December 6, 2010 and at principal thereafter through maturity on June 30, 2011, plus accrued and unpaid interest. In the event of an IPO, at least 50% of the net proceeds must be used to redeem the First Lien Notes at 115% of principal plus accrued and unpaid interest (see Note S(5)). In addition, note holders have the option of requiring INI to repay the First Lien Notes in full upon a Liquidity Event (defined as liquidation, winding up, change of control (which includes, among other things, the issuance of voting capital stock where the stockholders of the issuer prior to such issue no longer hold majority voting power of the issuer after such issuance), merger, or a sale of all or a material part of the assets of INI or of FriendFinder). The Company does not anticipate that the number of shares to be sold in the IPO will result in a change of control, as defined.

The Second Lien Subordinated Secured Notes (“Second Lien Notes”) mature on December 6, 2011, bear interest at 15% payable quarterly in cash, are guaranteed by Various and its subsidiaries and are collateralized by a second-priority lien on all of their assets and a pledge of the Various stock. The notes are also guaranteed by FriendFinder and its subsidiaries which guarantees are collateralized by the assets of the guarantors; however, such security interest is subordinate to those holders of FriendFinder’s Senior Notes and the First Lien Notes. The Second Lien Notes are redeemable, at the option of INI, in whole or in part, at 100% of principal plus accrued and unpaid interest. Upon the payment in full of the First Lien Notes, principal on the Second Lien Notes is payable quarterly to the extent of 90% of Excess Cash Flow, as defined. In addition, note holders are entitled to have INI repay the Second Lien Notes in full upon a Liquidity Event (defined above). The Second Lien Notes are also payable out of a portion of the net proceeds of an IPO.

The First and Second Lien Notes require INI and its subsidiaries to maintain specified levels of EBITDA and other financial ratios and limits their capital expenditures and indebtedness. In addition, the First and Second Lien Notes provide that INI can distribute to FriendFinder up to 10% of INI’s Excess Cash Flow, as defined, each quarter for the purpose of making interest payments on FriendFinder’s Senior Notes provided no defaults exist or would result therefrom. INI was also allowed to distribute to FriendFinder not more than $6 million ($5 million of which is to be used for general corporate purposes) during the first quarter of fiscal 2008 and an additional $3 million during fiscal 2008, at the rate of $1 million each subsequent quarter, which was limited to actual fees and expenses of third parties incurred in connection with an IPO. The Company would require a modification of the note agreements or waivers thereof to receive additional distributions for IPO expenses or general corporate purposes for periods subsequent to December 31, 2008. During 2008 amounts distributed from INI for payment of IPO expenses were used for general corporate purposes. In addition, in January 2009, INI distributed additional funds to pay expenses to be incurred during the first quarter of 2009. These transactions constituted a breach of covenants under the note agreements. See Note S(5).

FriendFinder issued to the purchasers of the First and Second Lien Notes, detachable warrants to purchase 4,210,623 and 1,187,980 shares of FriendFinder’s common stock, respectively, at an exercise price of $0.0002 per share. The warrants expire in December 2017, or, if earlier, upon the consummation of an underwritten public offering of FriendFinder common stock. The warrants were valued at $5.60 each based upon the estimated fair value of a share of the Company’s common stock. Such fair value was determined using the discounted future operating cash flows, comparable company multiples and guideline transaction valuation methodologies. The valuation, which was performed on a retrospective basis, considered four scenarios, three where an IPO would occur and one where it would not. Probabilities were assigned to these outcomes, with the non-IPO scenario weighted at 80%. Applying these weights arrived at the value noted above. The aggregate warrant value of $30,120,000, which was credited to capital in excess of par value, was recorded as a discount of $23,492,000 on the First Lien Notes and $6,628,000 on the Second Lien Notes and is being amortized as interest expense (by use of the interest method) over the term of the respective notes. FriendFinder has granted the holders of the warrants piggyback and up to three demand registration rights to register the shares of common stock issuable upon exercise of the warrants.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

Certain principal stockholders of the Company granted to former owners of Various in connection with their holdings of First Lien Notes fully vested options to purchase 1,019,064 shares of the Company’s common stock owned by the principal stockholders at an exercise price of $0.20 per share. The options are exercisable at any time until the consummation of a Qualified IPO, as defined. The fair value of the options, amounting to $5,706,000, has been credited to capital in excess of par value and recorded as a discount on the First Lien Notes. In addition, a related deferred tax liability of $2,282,000, resulting from the difference between the carrying value of the notes and their tax basis attributable to recording of the discount, has been charged to capital in excess of par value.

Events of default have occurred with respect to the First and Second Lien Notes relating to certain representations and warranties having been materially incorrect when made. In addition, during 2008, the Company has not performed or complied with certain conditions, covenants and agreements, including the restricted payment covenant referred to above, a financial covenant to achieve a minimum consolidated annualized EBITDA and other affirmative and negative covenants during each of the quarters ended March 31, June 30, and September 30, 2008. As a result, noteholders holding 51% of the outstanding principal balance of First Lien Notes other than those held by the former stockholders of Various and holders of 51% of the outstanding principal balance of the Second Lien Notes may declare a default and demand repayment of the notes, in which event the maturity of the notes will be accelerated. Accordingly, the First Lien and Second Lien Notes have been classified as current obligations on the accompanying balance sheets at December 31, 2008 and 2007. See Note S(5).

(b)	The Subordinated Convertible Notes (“Convertible Notes”) mature on December 6, 2011 and bear interest at 6% which may be paid in additional Convertible Notes at INI’s option. The notes have been recorded at estimated fair value at the date of issuance, resulting in an effective interest rate of approximately 13% and discount of $24,977,000, which is being amortized as interest expense (by use of the interest method) over the term of the notes. During 2008, interest amounting to $6,892,000 was paid through issuance of additional Convertible Notes. The notes are the unsecured obligation of INI and are guaranteed by FriendFinder. The notes are subordinate in right of payment to the First and Second Lien Notes. The guarantee is subordinate to the prior payment of FriendFinder’s Senior Notes and the guarantee of the First and Second Lien Notes and pari passu in right of payment with FriendFinder’s Subordinated Term Notes. The notes which had an original principal amount of $170,000,000 are subject to reduction to the extent certain post-closing bonuses of up to $3.5 million are paid by Various over a three-year period and for a post-closing working capital adjustment. During 2008, as a result of payment of $1.4 million in bonuses which was charged to expense, the principal amount of the notes was reduced and the carrying value of the notes was reduced by $1.1 million with a corresponding reduction in goodwill. The post-closing working capital adjustment determined by the Company resulted in an indemnity claim which has been reflected as a reduction of $64,279,357 in the principal amount of the notes and a $10,000,000 receivable from an escrow fund set up in connection with the acquisition (see Note S(6) and the second to last paragraph of Note P).

Until the First and Second Lien Notes and FriendFinder’s Senior Notes are repaid in full, no payments of principal or interest (other than interest payable through issuance of additional notes) may be made on the Convertible Notes. Thereafter, the Convertible Notes may be prepaid at the option of INI, in whole or in part, at 100% of principal plus accrued and unpaid interest and are convertible into shares of FriendFinder’s common stock, in whole or in part, at either the holder’s or the Company’s option, at any time after the later to occur of (i) the one-year anniversary of the date of their issuance and (ii) the consummation of an IPO (see Note S(6)). The conversion price will be the per share offering price in the IPO. If converted at the holder’s option, the aggregate number of shares issuable upon the conversion of the notes will be the number of shares not to exceed 17% of the fully diluted equity of FriendFinder calculated at the time of the first such conversion. FriendFinder has granted the holders of the Convertible Notes piggyback and up to two demand registration rights to register the shares of common stock issuable upon conversion of the notes.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

As described in (a) above, as of December 31, 2008 and 2007, events of default existed under the First and Second Lien Notes issued by INI which could result in the potential acceleration of the maturity of such notes. In such event, the maturity of the Convertible Notes would also be accelerated pursuant to cross-default provisions. Accordingly, the Convertible Notes have been classified as a current liability in the accompanying balance sheets as of December 31, 2008 and 2007. See Note S(5).

(c)	In connection with the acquisition of Various, INI issued a non-interest bearing obligation with a principal balance of $5.0 million to a former owner. In 2008, $1.0 million of the notes were paid. Remaining principal payments are $1.0 million in 2009 and $3.0 million in 2010. The obligation was recorded at a present value of $3.6 million using a discount rate of 15%.

For the year ended December 31, 2008 and for the period from December 7, 2007 through December 31, 2007, interest expense, including amortization of discount, related to the debt issued in connection with the acquisition of Various amounted to approximately $67,678,000 and $4,800,000, respectively.

(d)	On August 17, 2005, the Company issued $33,000,000 of 11% Senior Secured Notes due July 31, 2010 (“Notes”). Interest on the Notes, which was increased to 15% effective December 6, 2007, is payable quarterly. The Notes are collateralized by a first-priority security interest in all of the Company’s assets, other than those of INI and its subsidiaries for which a third-priority security interest has been granted. The Notes are redeemable by the Company, in whole or in part, at 101.5% of principal through August 17, 2009, and 100% of principal thereafter through maturity, plus accrued and unpaid interest.

On August 28, 2006, in connection with the issuance of the New Notes referred to below, the agreement pursuant to which the notes were issued was modified to, among other matters, increase the interest rate on the Notes to 14% and conform the covenants and restrictions to those of the New Notes. In addition, the exercise price of warrants to purchase 243,283 common shares issued to the holders of the Notes was changed to $0.0002 per share from $6.40 per share. The excess of the fair value of the modified warrants over their fair value immediately prior to the modification amounted to $461,000. In accordance with EITF 96-19, the increase in interest rate was considered to be a substantial modification of terms and, accordingly, the modification was accounted for like an extinguishment of debt and the creation of new debt, resulting in a loss of $3,799,000, attributable to the expensing of unamortized debt discount and issuance costs related to the Notes and the increase in value of the modified warrants. The new debt was valued at $32,049,000, net of discount of $951,000 based on an effective interest rate of 15%.

On August 28, 2006, the Company issued $5,000,000 of 15% Senior Secured Notes due July 31, 2010 (the “New Notes” and together with the Notes, the “Senior Secured Notes”) to certain holders of the original Notes described above. In addition, the holders of the New Notes were granted warrants to purchase 441,469 shares of voting common stock, at an exercise price of $0.0002 per share which are exercisable, in whole or in part, at any time through August 2016, provided that the warrants terminate if not exercised in full concurrently with the consummation of a qualified IPO, as defined. The proceeds of the offering, which were allocated to the New Notes ($2,414,000) and warrants ($2,536,000) based on their relative fair value, were used to pay interest due on the original Notes of approximately $1,827,000, to acquire the assets of Jill Kelly Productions, Inc. for approximately $1,665,000 (see Note C(3)), and the balance of approximately $1,458,000 was used to pay transaction fees and expenses and for general corporate purposes. Interest on the New Notes, as amended, is payable quarterly. For the year ended December 31, 2007, approximately $1,018,000 of interest on the New Notes was paid through the issuance of New Notes. Interest may be paid by issuing additional notes through January 31, 2008. Interest is payable in cash thereafter. The New Notes are collateralized by a first-priority security interest in all of the Company’s assets, other than those of INI and its subsidiaries for which a third-priority security interest has been granted. The Company may redeem all or part of the New Notes at 101.5% of principal through August 28, 2009 and 100% thereafter through maturity, plus accrued and unpaid interest.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

The agreements pursuant to which the Senior Secured Notes were issued require the Company to maintain specified minimum levels of EBITDA and other financial ratios and limits sales of assets, capital expenditures and indebtedness. In addition, the agreements restrict the payment of dividends and limits changes in the Company’s business. As of December 31, 2006, events of default had occurred under the Senior Secured Note agreements, including noncompliance with certain financial covenants. On December 6, 2007, in connection with the acquisition of Various, the holders of the Senior Secured Notes waived such events of default, including those related to quarterly financial covenants, through March 31, 2008. In addition, the interest rate on the Notes issued in 2005 was increased to 15%, interest payments were changed from a semi-annual to a quarterly basis, and the senior noteholders were paid a $1,000,000 fee together with $5,530,000 of accrued interest through the issuance of additional Senior Secured Notes. As described in (a) above, as of December 31, 2008 and 2007, events of default exist under the First and Second Lien Notes issued by INI which could result in a potential acceleration of the maturity of such notes. In such event, the maturity of the senior notes would also be accelerated pursuant to cross default provisions. In addition, absent the waiver the Company would not have been in compliance with certain of the quarterly financial covenants at December 31, 2007 and it was probable that the Company would not be able to comply with such covenants during the fiscal quarters ending in 2008. During 2008, the Company was not in compliance with certain of the quarterly financial covenants. Accordingly, the Senior Secured Notes have been classified as a current liability in the accompanying balance sheets at December 31, 2008 and 2007. See Note S(5).

(e)	In October 2004, as part of the plan of reorganization pursuant to which the Company emerged from bankruptcy proceedings, the Company issued $32,546,000 of term notes. In connection with the issuance of Senior Secured Notes in August 2005, the Company redeemed $8,513,000 of term notes payable to unrelated creditors in order to receive their consent to borrow funds from holders of the Senior Secured Notes. The remaining outstanding balance of $24,033,000 (“Subordinated Term Notes”) payable to the term noteholders was subordinated to the interests of the holders of the Senior Secured Notes. The Subordinated Term Notes, which are held by entities controlled by certain principal stockholders of the Company who are also officers and directors, mature on October 1, 2011, are redeemable by the Company at 100% of principal plus accrued and unpaid interest, and bear interest at a rate of 13% payable annually in arrears beginning October 5, 2005. Beginning in October 2005 through October 2007, interest is payable in cash or “in-kind” by issuing additional subordinated notes at the Company’s discretion; thereafter, interest is payable in kind unless the Company achieves minimum EBITDA, as defined, and an interest coverage ratio, as defined, of at least 3 to 1.

Interest expense on term notes amounted to $4,321,000, $3,822,000, and $3,301,000 for the years ended December 31, 2008, 2007 and 2006, respectively, of which $4,191,000, $3,703,000 and $3,177,000 was paid through issuance of additional subordinated notes. On October 14, 2006, subordinated noteholders advanced $916,000 to the Company to fund a portion of the purchase price of two adult entertainment production companies (see Note C(2)). Subordinated Term Notes payable were increased by the advance.

The Subordinated Term Notes are collateralized by a second priority security interest in all assets of the Company other than those held by INI and its subsidiaries and are subordinate to the notes issued by INI as well as the Senior Secured Notes issued by FriendFinder and may not be redeemed while any of such notes remain outstanding.

The indenture governing the Subordinated Term Notes significantly restricts the Company’s ability to sell assets and incur debt and prohibits the Company from paying dividends. Further, the indenture requires the noteholders’ approval for the Company to enter into new lines of business or to sell or otherwise convey the Penthouse trademark, other than in the ordinary course of business, or to sell other assets for net proceeds in excess of $10 million.

On December 19, 2008, the holders of the Subordinated Term Notes waived compliance with certain covenants in addition to the cross-default provisions with respect to existing events of default with the Senior Secured

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J — LONG-TERM DEBT (Continued)

Notes and the First and Second Lien Notes issued by INI. Accordingly, the Subordinated Term Notes are classified as long-term debt in the accompanying balance sheets at December 31, 2008 and 2007.

Principal of long-term debt matures as follows (in thousands):

Year	Amount
2009	$2,398
2010	86,131
2011	420,640
$509,169

The above table excludes the effect of existing events of default which may result in the acceleration of the maturity of the related notes and reflects the required minimum principal amortization due. As described above, principal payments on the First and Second Lien Notes may be accelerated depending on the cash flows of Various.

NOTE K — PREFERRED STOCK, COMMON STOCK AND WARRANTS

On March 31, 2006, FriendFinder, previously a Delaware corporation, merged into one of its wholly-owned subsidiaries organized in the State of Nevada. The purpose of the merger was to change FriendFinder’s jurisdiction of incorporation from Delaware to Nevada. In the merger, a 100-for-1 stock split was effected, whereby each share of the Delaware corporation’s capital stock was converted into the right to receive 100 shares of the surviving Nevada corporation’s capital stock, in the same class or series, and possessing identical rights, privileges and preferences, as the share of the Delaware corporation being converted. Numbers of shares and per share amounts have been adjusted to give retroactive effect to such split in the accompanying consolidated financial statements and notes. Following the merger, FriendFinder’s authorized share capital was 25,000,000 shares of common stock having a par value of $0.01 per share, of which 12,500,000 shares were each designated as common stock voting and Series B common stock non-voting, and 5,000,000 shares of preferred stock having a par value of $0.01 per share, of which 2,500,000 shares were designated Series A Convertible Preferred Stock. Other than voting, the rights of the common stock and Series B common stock are identical. The Series B common stock can be exchanged for a like number of shares of common stock immediately prior to the earliest to occur of (i) a consummation of a sale of all or substantially all of the assets or capital stock of the Company to any unaffiliated third party or the merger, consolidation or combination of the Company with any unaffiliated third party or (ii) the consummation of an underwritten IPO of securities of the Company or the reverse merger of the Company with or into a publicly traded company.

On November 13, 2007, FriendFinder’s articles of incorporation were amended to authorize it to issue 62,500,000 shares of common stock having a par value of $0.01 per share, of which 12,500,000 shares are designated as Series B common stock non-voting, and 12,500,000 shares of preferred stock having a par value of $0.01 per share of which 2,500,000 shares are designated as Series A Convertible Preferred Stock (“Series A Preferred”) and 10,000,000 shares are designated as Series B Convertible Preferred Stock (“Series B Preferred”).

From June through November 2007, FriendFinder received an aggregate of $5 million to fund its operations principally from certain of its principal stockholders in exchange for 8,444,854 shares of newly authorized Series B Preferred at a price of approximately $0.59 per share. In connection therewith, FriendFinder issued warrants to purchase a total of 2,251,005 shares of common stock at an exercise price of $0.0002 per share to certain holders of Series A Preferred, existing warrants and Senior Secured Notes in exchange for the holders waiving the anti-dilution provisions under these instruments and in consideration for the waiver of certain events of default. FriendFinder recorded a deemed non-cash preferred stock dividend of $447,000 on the Series A Preferred with respect to the warrants issued to the Series A holders and a distribution of $886,000 to warrant holders for the warrants issued to them. FriendFinder also recorded a deemed dividend on the Series B Preferred issued to its

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — PREFERRED STOCK, COMMON STOCK AND WARRANTS (Continued)

principal stockholders who were also officers and directors attributable to a beneficial conversion feature resulting from the excess of the fair value of the common stock into which the Series B Preferred was convertible on December 6, 2007, the date the preferred shares were issued (the commitment date), over the exercise price (“Intrinsic Value”). However, as the Intrinsic Value exceeded the approximately $3.9 million of proceeds received on the issuance of the preferred shares from such principal stockholders, the beneficial conversion feature (and deemed dividend) was limited to the proceeds received.

Series B Preferred ranks senior to FriendFinder’s common stock and on parity with the Series A Preferred. Series B Preferred may be converted at the holder’s option at any time into shares of FriendFinder’s voting common stock at the initial rate of one share of voting common stock for each share of Series B Preferred, subject to adjustment for certain dilutive events. Series B Preferred shares carry voting rights on all matters to be voted upon by the stockholders, and on any particular matter each holder of Series B Preferred is entitled to the number of votes equal to the number of whole shares of voting common stock into which such holder’s Series B Preferred shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Series B Preferred shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Dividends are not cumulative. Each share of Series B Preferred has a liquidation preference equal to the greater of (x) the original issue price for such share (approximately $0.59 per share), plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up (“Liquidation Preference Amount”). Subject to certain conditions, the holders of the Series B Preferred have preemptive rights on any sale by FriendFinder of any shares of, or any securities convertible into or exercisable for shares of, any class of FriendFinder’s capital stock. Such preemptive rights expire immediately prior to an IPO. See Note S(7).

Concurrent with the issuance of notes in August 2006, an entity controlled by the Company’s majority stockholders and affiliated entities purchased 504,801 shares of Series A Preferred at $11.89 per share for a total consideration of $6,000,000.

Series A Preferred ranks senior to FriendFinder’s common stock and on parity with the Series B Preferred. Series A Preferred may be converted at the holder’s option at any time into shares of FriendFinder’s voting common stock at the initial rate of one share of voting common stock for each share of Series A Preferred, subject to adjustment for certain dilutive events. As of December 31, 2008 and 2007, as a result of a dilutive issuance of warrants in connection with the acquisition of Various, each share of Series A Preferred is convertible into approximately 1.13 shares of voting common stock. Series A Preferred shares carry voting rights on all matters to be voted upon by the stockholders, and on any particular matter each holder of Series A Preferred is entitled to the number of votes equal to the number of whole shares of voting common stock into which such holder’s Series A Preferred shares would be convertible as of the record date for determining the stockholders entitled to vote on the matter. Under certain circumstances, the written consent of certain holders of Series A Preferred (or an affiliate of such holders) is required to take certain actions, including, for example, to amend FriendFinder’s articles of incorporation, effect a change of control, and declare any dividend or make any distribution on any of FriendFinder’s capital stock. Series A Preferred shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Dividends are not cumulative. Each share of Series A Preferred has a liquidation preference equal to the greater of (x) the original issue price for such share ($11.89 per share) plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up of the Company (“Liquidation Preference Amount”). Subject to certain conditions, the holders of the Series A Preferred have preemptive rights on any sale by FriendFinder of any shares of, or any securities convertible into or exercisable for shares of, any class of FriendFinder’s capital stock. Such preemptive rights expire immediately prior to an IPO. See Note S(7).

No dividend may be declared or paid on shares of common stock unless holders of Series A Preferred and Series B Preferred first or simultaneously receive a per share dividend equivalent to that payable on common shares into which

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — PREFERRED STOCK, COMMON STOCK AND WARRANTS (Continued)

the Series A and Series B Preferred are then convertible. All accrued but unpaid dividends must be included in the liquidation preference of the preferred stock payable upon a liquidation, dissolution or winding up of the Company.

Upon a change of control, as defined, or a qualified IPO, as defined, the holders of both Series A Preferred and Series B Preferred are entitled to be paid out of the assets of the Company an amount per share equal to their respective Liquidation Preference Amount in exchange for their preferred shares. As a result, the Series A Preferred and Series B Preferred are classified for accounting purposes as “temporary equity” in the accompanying balance sheets as the Company could be required to redeem the preferred stock for cash. As the preferred stock is not currently redeemable at December 31, 2007 or 2008, it is being carried at its original issue price, which represents the minimum redemption amount at such dates. Management of the Company believes that upon the happening of a qualified IPO, the respective Liquidation Preference Amount would be the original issue price of the preferred stock. Upon conversion, the carrying amount of the preferred stock will be reclassified to permanent equity. See Note S(7).

On December 6, 2007, the Company’s principal stockholders granted a holder of common and preferred shares a fully vested option to purchase from the principal stockholders an aggregate of 128,900 shares of the Company’s common stock at an exercise price of $0.20 per share as a result of the dilutive effect of the 1,343,997 common shares issuable under the Company’s 2008 stock option plan (see Note L). This option shall terminate if it has not been exercised prior to the consummation of an IPO or other liquidity event, as defined.

Subject to certain conditions and limitations, FriendFinder has granted the holders of Series A Preferred piggyback and demand registration rights to register the shares of common stock issuable upon conversion of the Series A Preferred or the exercise of related warrants.

As of December 31, 2008, outstanding warrants to purchase voting common stock of the Company are as follows:

Expiration Date(1)	Exercise Price		Number of Shares(2)
August 2015	$6.20	(4)	476,576	(4)
August 2015	$10.25	(4)	25,090
August 2015	$0.0002		243,283
August 2016	$0.0002		441,469
December 2017	$0.0002		5,962,908	(3)
			7,149,326

(1)	Warrants terminate if not exercised concurrently with the consummation of an IPO, if earlier than their stated expiration date.

(2)	The number of shares of common stock for which each warrant is exercisable will be decreased immediately prior to the closing of an IPO in the event that the Company has issued prior to such IPO fewer than 1,343,997 shares or options pursuant to an equity incentive or benefit plan.

(3)	In order to maintain the warrant holders’ percentage of fully diluted equity, the number of shares of common stock for which each warrant is exercisable shall be increased immediately prior to the closing of an IPO based on the number of shares of common stock into which the Convertible Notes issued to selling stockholders in the acquisition of Various will be convertible based on the IPO price.

(4)	Adjusted for subsequent dilutive issuances of equity securities.

On May 18, 2008, certain of the Company’s stockholders exercised warrants issued in connection with the First Lien Notes having an exercise price of $0.0002 (see Note J(a)) for an aggregate of 1,686,700 shares of its voting common stock, resulting in a transfer of $1,350 from capital in excess of par value to common stock for the par value of the shares.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L — STOCK OPTIONS

On April 3, 2008, the Company’s board of directors adopted and the stockholders approved the 2008 Stock Option Plan (the “Plan”). The maximum number of shares for which stock options may be granted under the Plan is 1,343,997 shares, subject to adjustment. Stock options may be issued to employees, directors, and consultants, selected by a committee of the board of directors. Under the terms of the Plan, the options granted shall expire no later than 10 years from the date of grant and will vest 20% on the first anniversary of the grant date and 20% on each succeeding four anniversaries of the grant date, provided, however, that an optionee may exercise the vested portion of a stock option only after that date which is 18 months after the date of an IPO of the Company’s common stock. The exercise price of an option shall be the closing price of the common stock on a national securities exchange on the date immediately preceding the date of grant or if the common stock is not traded on a national securities exchange, its fair value as determined in good faith by the board of directors.

From April through December 2008, the Company granted options to purchase a total of 697,250 shares of the Company’s common stock to employees, non-employee directors as well as to one board advisor under the Plan. From April to December 2008, 19,250 options were forfeited, resulting in 678,000 options outstanding at December 31, 2008. The options vest ratably over the five years following the grant date, however the vested portion of a stock option may be exercised only after that date which is 18 months after the date of the consummation of an IPO. Each option will expire no more than ten years from its date of grant, except in the event of death in which case the options will expire six months from the date of death. The exercise price of these options will be set at the price per share that the Company’s common stock is sold to the public pursuant to an IPO. As a successful completion of an IPO is necessary in order for an option to be exercised, no compensation cost will be recognized until the occurrence of such event. Consequently, the Company has not recognized any compensation related to these options during the year ended December 31, 2008.

Upon successful completion of an IPO, compensation cost will be accrued for each vesting tranche over the requisite service period commencing on the date the options were granted and ending on the later of the vesting date or 18 months after the date of the IPO. Accordingly, the date the IPO is completed, a cumulative adjustment will be made to record compensation cost which accrued prior to such date, based on the fair value of the options on the IPO date.

NOTE M — INCOME TAXES

FriendFinder and its subsidiaries file a consolidated federal income tax return.

The components of the income tax benefit are as follows (in thousands):

	Year Ended December 31,
	2008	2007
Current:
Federal	$374	$—
State	—	—
	$374	$—
Deferred:
Federal	$(13,615)	$(5,194)
State	(4,935)	(1,236)
	$(18,550)	$(6,430)
Total tax benefit	$(18,176)	$(6,430)

A reconciliation between the benefit computed at the U.S. federal statutory rate on the pre-tax loss to the tax benefit included in the consolidated statements of operations follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Tax benefit at federal statutory rate (35%)	$22,450	$12,721	$17,479
State taxes, net of federal effect	3,208	804	—

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M — INCOME TAXES (Continued)

	Year Ended December 31,
	2008	2007	2006
Impairment of goodwill	(3,350)	(324)	(7,988)
Net operating loss for which no tax benefit is recognized	(4,842)	—	(9,491)
Tax benefit recognized as a reduction of goodwill arising in the Various acquisition	—	(6,530)	—
Non-deductible penalties including related foreign exchange gain	1,119	(177)	—
Other	(409)	(64)	—
Tax benefit	$18,176	$6,430	$—

The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2008	2007
Deferred tax assets:
Net operating loss carryforwards	$32,005	$39,488
Allowance for doubtful accounts	1,004	450
Accrued expenses	—	640
Accrued liability related to VAT	20,568	19,837
Other	388	—
Gross deferred tax assets	53,965	60,415
Less valuation allowance	(9,624)	(4,782)
Net deferred tax assets	44,341	55,633

Deferred tax liabilities:
Trademarks and domain names not subject to amortization	(27,244)	(33,188)
Intangible assets subject to amortization	(31,098)	(43,330)
Long-term debt	(8,821)	(11,012)
Property and equipment	(4,458)	(6,765)
Deferred revenue	—	(7,680)
Other	(512)	—
	(72,133)	(101,975)
Net deferred tax liabilities	$(27,792)	$(46,342)

Amounts recognized in the consolidated balance sheets consist of (in thousands):

	December 31,
	2008	2007
Deferred tax asset — current	$21,571	$20,927
Deferred tax liability — non-current	(49,363)	(67,269)
Net deferred tax liability	$(27,792)	$(46,342)

At December 31, 2008, the Company had net operating loss carryforwards for federal income tax purposes of approximately $77.2 million available to offset future taxable income which expire at various dates from 2024 through 2027. The Company’s ability to utilize approximately $9.1 million of such carryforwards related to the periods prior to the Company’s exit from Chapter 11 reorganization proceedings is limited due to changes in the Company’s ownership, as defined by federal tax regulations. In addition, utilization of the remainder of such carryforwards may be limited upon the occurrence of certain further ownership changes, including as a result of an IPO. Realization of the deferred tax assets is dependent on the existence of sufficient taxable income within

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M — INCOME TAXES (Continued)

the carryforward period, including future reversals of taxable temporary differences. The taxable temporary difference related to indefinite-lived trademarks and domain names, which have no tax basis, will reverse when such assets are disposed of or impaired. Because such period is not determinable and, based on available evidence, management was unable to determine that realization of the deferred tax assets was more likely than not, the Company has recorded a valuation allowance against a portion of its deferred tax assets at December 31, 2008.

In connection with the acquisition of Various, deferred tax liabilities were recorded which relate to amortizable intangibles and property and equipment having no tax basis and deferred revenue and certain long-term debt having a higher tax basis than financial reporting basis. As such taxable temporary differences will reverse during the carryforward period, the valuation allowance at the date of acquisition which offset the Company’s deferred tax assets has been reduced by approximately $26 million and accounted for as a reduction of goodwill recorded in connection with the acquisition (see Note C).

The valuation allowance at December 31, 2007 relates to a portion of pre-reorganization and acquired C corporation entities’ net operating loss carryforwards. There was no utilization of such carryforwards during 2008 and accordingly, as of December 31, 2008, $4.8 million of the valuation allowance relates to pre-reorganization and acquired C corporation entities net operating loss carryforwards. In accordance with SFAS No. 141(R), utilization of such benefits will reduce future income tax expense.

The valuation allowance increased $4.8 million in 2008, decreased $16.8 million in 2007 and increased $10.7 million in 2006.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, “Accounting for Income Taxes,” and requires additional financial statement disclosure. As required by FIN 48, the Company applied the “more-likely-than-not” recognition threshold to all tax positions commencing at the adoption date which resulted in no unrecognized tax benefits as of such date or at December 31, 2007. As at December 31, 2008, unrecognized tax benefits were not material.

To the extent incurred, the Company classifies interest and penalties accrued on the underpayment of income taxes as interest expense and other expense, respectively.

The Company is no longer subject to federal, state, and local income tax examinations by tax authorities for years before 2005. However, to the extent utilized in the future, the Company’s net operating loss carryforwards originating in such years remain subject to examination.

NOTE N — SEGMENT INFORMATION

Prior to the acquisition of Various, the Company’s reportable segments consisted of Internet, Publishing, Studio and Licensing. Subsequent to the acquisition, for the year ended December 31, 2008, the Internet segment constituted more than 75% of consolidated revenue and was the only segment which constituted at least 10% of the consolidated revenue, profit or assets of all the operating segments and, accordingly, in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information,” the Company combined the Publishing, Studio, and Licensing segments and reported them as “Entertainment” for such period. In addition, the Company reported its segment information for the years ended December 31, 2007 and 2006 in a similar manner. In 2008, the Entertainment segment recorded revenue of $616,000 from advertising services provided to the Internet segment. Additionally, the Entertainment segment provided the Internet segment with video and pictorial content for which no intersegment revenue is recorded. Certain corporate expenses and interest expense are not allocated to segments. Segment assets include intangible, fixed, and all others identified with each segment. Unallocated corporate assets consist primarily of cash, certain prepaid items related to indebtedness, and deferred tax assets not assigned to one of the segments. Information for the Company’s segments is as follows:

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — SEGMENT INFORMATION (Continued)

	Year Ended December 31,
	2008	2007	2006
Assets:
Internet	$568,999	$592,105	$8,581
Entertainment	26,724	44,733	56,491
Unallocated corporate	4,190	13,030	5,698
Total	$599,913	$649,868	$70,770
Net revenue from external customers:
Internet	$306,129	$20,961	$6,623
Entertainment	24,888	27,112	23,342
Total	$331,017	$48,073	$29,965
Income (loss) from operations:
Internet	$34,345	$(964)	$4,088
Entertainment	(17,748)	(7,811)	(28,043)
Total segment income (loss) from operations	16,597	(8,775)	(23,955)
Unallocated corporate	(9,488)	(10,692)	(13,937)
Total	$7,109	$(19,467)	$(37,892)
Amortization of acquired intangibles and software (included in loss from operations):
Internet	$36,347	$2,262	$—
Entertainment	—	—	—
Unallocated corporate	—	—	—
Total	$36,347	$2,262	$—
Depreciation and other amortization (included in loss from operations):
Internet	$4,052	$332	$17
Entertainment	450	539	575
Unallocated corporate	—	1,958	2,730
Total	$4,502	$2,829	$3,322
Impairment of goodwill and other assets:
Internet	$6,829	$—	$—
Entertainment	17,602	6,056	22,824
Total	$24,431	$6,056	$22,824

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N — SEGMENT INFORMATION (Continued)

Net revenues by service and product is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Internet
Subscription based service	$246,978	$16,895	$6,623
Pay by usage service	56,729	4,066
Advertising	2,422
	306,129	20,961	6,623
Entertainment
Magazine	15,581	18,303	18,754
Video entertainment	6,048	5,449	1,689
Licensing	3,259	3,360	2,899
	24,888	27,112	23,342
Total revenues	$331,017	$48,073	$29,965

The Company derives revenue from international websites and other foreign sources. Revenues by geographical area based on where the customer is located or the subscription originates are as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Net revenue:
United States	$192,102	$35,689	$24,497
Europe	86,797	4,092	2,659
Canada	16,381	4,840	1,743
Other	35,737	3,452	1,066
Total	$331,017	$48,073	$29,965

Principally all long-lived assets are located in the United States.

NOTE O — COMMITMENTS

Future minimum rental commitments for noncancellable operating leases of office space as of December 31, 2008, are as follows (in thousands):

Year	Operating Leases
2009	$1,762
2010	1,676
2011	1,712
2012	1,751
2013	1,797
Thereafter	5,859
Total	$14,557

The above amounts do not include taxes and property operating costs on certain leases. Rent expense amounted to approximately $2,226,000, $1,569,000 and $1,493,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P — CONTINGENCIES

In November 2005, a subsidiary of FriendFinder entered into a 10 year lease for a production facility in Los Angeles, California. The lease, which began in March 2006, provided for an annual base rental of $452,000 plus a share of the common area operating expenses. In November 2006, the subsidiary determined that the foundation would not support the heavy equipment necessary to operate a film studio and therefore the premises were not suitable for their intended use. The subsidiary notified the landlord, vacated the premises and ceased making lease payments. In 2006, the Company recorded a charge of $697,000 resulting from this lease abandonment, which primarily represented a write-off of leasehold improvements and a security deposit. In connection with a lawsuit filed by a construction contractor against the landlord for breach of contract pertaining to improvements to the premises, the landlord, on December 11, 2007, filed a cross-claim against the subsidiary seeking unspecified damages for breach of lease and for indemnity of the construction contractor’s claim. In October 2008, the landlord served its Amended Cross-Complaint which alleged breach of contract and fraud against the Company, the subsidiary and an officer of the subsidiary as defendants. On February 18, 2009, a settlement and general release agreement was entered into pursuant to which the Company agreed to pay an amount in settlement of the litigation for which a liability has been accrued at December 31, 2008. The accrual did not have a material effect on the accompanying financial statements. Pursuant to this settlement agreement, the action was dismissed with prejudice.

On July 30, 2007, the Company received a demand letter from a minority stockholder of the Company alleging that the Company as well as certain of its officers and directors have violated the Nevada Revised Statutes, federal securities laws, state common law and breached the term of a Shareholder’s Agreement dated September 21, 2004. The claim arises out of the Company offering of shares of Series B Convertible Preferred Stock, which the minority stockholder alleged was made in the self-interest of a few officers and directors of the Company and wrongfully diluted its equity interest in the Company. The minority stockholder further alleged that the Company failed to disclose and make available certain documents and failed to elect a minority interest member to the board, and breach of fiduciary duty owed by the Company’s officers and directors. The minority stockholder requested the Company withdraw and cancel the offering. In August 2007, the Company replied, denying any wrongdoing and refusing to withdraw and cancel the offering. The Company also subsequently provided the minority stockholder with the information requested, including a valuation report that confirms the Series B offering did not undervalue the shares being offered for sale. On or about December 31, 2008, the parties executed a settlement agreement resolving all outstanding claims against the Company and its officers and directors. The settlement involved the purchase of 1,274,165 shares of Series B Common Stock from the minority stockholder by an entity owned by the principal stockholders of the Company for $36.7 million. In connection therewith, the Company received general releases with respect to the allegations referred to above. No amounts were payable by the Company in connection with the settlements.

On or about August 9, 2007, Intelsat USA Sales Corp. (“Intelsat”) sued West Coast Facilities Inc. (“WCF”), a wholly owned subsidiary of the Company, in the United States District Court in Washington DC for anticipatory breach of a contract and unjust enrichment concerning the termination of a Non-Exclusive Service Agreement dated December 2005. The complaint sought approximately $7.4 million in damages together with interest, costs and attorneys’ fees. On October 23, 2008, WCF settled the matter with Intelsat for an immaterial amount, which has been charged to 2008 operations. The action was dismissed with prejudice.

On December 28, 2007, Broadstream Capital Partners, Inc. (“Broadstream”) filed a lawsuit against the Company in the State Superior Court of California, County of Los Angeles, Central District, and the Company subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a document entitled a Non-Disclosure Agreement. The complaint alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with the Company that required Broadstream’s prior written consent for the Company to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. On April 7, 2008, Broadstream filed its First Amended Complaint, which added a new cause of action for intentional interference with prospective economic advantage. On February 4, 2009, Broadstream filed its Third

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P — CONTINGENCIES (Continued)

Amended Complaint, which dismisses the allegations of breach of fiduciary duty and constructive fraud. The complaint seeks damages which plaintiff alleges to be in excess of $20 million, plus interest, costs and punitive damages. Broadstream later asserted up to $557 million in damages plus punitive damages. The Company responded with a motion for summary judgement dated March 12, 2009, which was denied. The plaintiff withdrew its claim for breach of contract of good faith and fair dealing. The trial was set for July 28, 2009. The Company disputes all of Broadstream’s claims and intends to defend the lawsuit vigorously. See Note S(4).

On December 23, 2005, Robert Guccione, former president of FriendFinder, filed an action against the Company and some of its officers, among other defendants, in New York State Court for breach of contract, fraud, unjust enrichment, promissory estoppel, failure to pay severance and conspiracy to defraud. The amount of damages requested in the complaint against the Company is approximately $9 million and against the officers is in excess of $10 million. Some of the counts in the complaint also demand an unspecified amount of damages. Guccione filed an amended complaint on June 5, 2007 to include additional claims relating to ownership of certain United Kingdom, Jersey and Guernsey trademarks and add as a party Penthouse Publications Limited, an entity with no current affiliation with the Company, as party plaintiff. Guccione agreed to dismiss the count for conspiracy to defraud only. Guccione filed a Second Amended Complaint adding General Media International, Inc. (an entity with no current affiliation with the Company) as party plaintiff and a new claim for inducement to breach of contract. The Company filed its motion to dismiss the Second Amended Complaint on January 31, 2008, which was granted in part and denied in part. The court dismissed the claims for unjust enrichment and promissory estoppel. On August 14, 2008, Guccione filed a voluntary petition for Chapter 7 Bankruptcy. The Company filed a proof of claim on January 13, 2009. On March 3, 2009, the Trustee filed an Adversary Proceeding against the defendants in the New York state court action seeking to ratify agreements to purchase United Kingdom, Jersey and Guernsey trademarks and to establish the extent, perfection and priority of the defendants’ liens in the New York state court action, on the shares of General Media International Inc. and the U.S. $200,000 held in escrow for the sale of the United Kingdom, Jersey and Guernsey trademarks. The Company believes that it has meritorious defenses to all claims and intends to vigorously defend the lawsuit.

On November 28, 2006, Antor Media Corporation (“Antor”) filed a complaint against the Company, its subsidiary, General Media Communications, Inc. (“GMCI”), and several non-affiliate media/entertainment defendants in the U.S. District Court for the Eastern District of Texas, Texarkana Division, for infringement of a patent titled “Method and Apparatus for Transmitting Information Recorded on Information Storage Means from a Central Server to Subscribers via a High Data Rate Digital Telecommunications Network.” No specific amount of damages has been requested. The Company and its subsidiary filed an Answer, Affirmative Defenses and Counterclaims. The United States Patent and Trademark Office (“USPTO”) issued a non-final office action rejecting Antor’s patent claims. Antor filed a response to the office action which added 83 new claims to the original 29 rejected claims. In August 2008, the USPTO issued its final office action sustaining its rejection of the original 29 claims and rejecting the 83 new claims. Antor filed its Petition to Vacate Finality of Office Action on the grounds it introduced new grounds for rejection. Based on the final office action, the Company, GMCI and all other defendants filed an expedited motion to stay the case, which is pending. In December 2008, pursuant to an order granting a reexamination proceeding, the USPTO issued a non-final office action again rejecting the original 29 claims and the new 83 claims. In February 2009, Antor filed a response in which it agreed to cancel the new claims previously proposed. The USPTO subsequently issued a new final office action rejecting all of Antor’s claims, which action has been appealed by Antor.

In May 2005, Parallel Networks, LLC (“Parallel”), formerly known as Epic Realm, Inc., a patent holding company, filed a complaint in the United States District Court for the Eastern District of Texas alleging that a subsidiary of FriendFinder, FriendFinder California, Inc., engaged in various actions that infringed on two patents related to dynamic webpage generation. Parallel filed a second action against Various, Inc., alleging similar acts of infringement. The two cases were subsequently consolidated. In August 2008 the jury returned a verdict for Parallel and awarded damages of approximately $1.3 million. A liability for $1.6 million related to the litigation, including estimated interest and costs, is included in the accompanying balance sheet at December 31, 2007. This case was settled on December 21, 2008 without a material impact to the financial statements.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P — CONTINGENCIES (Continued)

On or about November 27, 2006, a claimant filed a consumer class action arbitration at JAMS in San Jose, California, alleging a nationwide class against Various, under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles. The claimant is seeking unspecified damages. Various disputes the claims and intends to defend the arbitration vigorously.

In or about December 2007, Spark Network Services, Inc. served Various with a complaint for patent infringement and is seeking unspecified monetary damages as well as injunctive relief. Various moved for a stay of the federal case due to the USPTO’s reexamination of the patent at issue and the Federal Court granted the stay. The suit is in very early stages, and the Company intends to vigorously defend the claims asserted therein.

On November 4, 2008, Balthaser Online, Inc. filed a lawsuit for patent infringement against the Company among other defendants, in the U.S. District Court for the Eastern District of Texas, Texarkana Division, and is seeking unspecified monetary damages as well as injunctive relief. The plaintiff filed a first amended complaint naming Various, Inc., FriendFinder California Inc. and Global Alphabet, Inc. as defendants on January 15, 2009. This suit is in very early stages and the Company intends to vigorously defend the claims asserted therein. A motion to transfer the case to the U.S. District Court for the Northern District of California has been briefed and awaits decision by the Court.

In March 2009, Kevin Cammarata filed a complaint against our subsidiary FriendFinder California, Inc. and other defendants in the State Superior Court of California, County of Los Angeles in connection with their advertising on a free adult content website run by a third party known as Bright Imperial Limited. The complaint alleges that the defendants aided and abetted Bright Imperial Limited in engaging in below cost competition and unlawful use of “loss leaders” in violation of California law by providing free, apparently professionally produced adult content. The plaintiff is seeking $10.0 million in damages, trebled to at least $30.0 million, plus injunctive relief and attorneys’ fees. This suit is in very early stages and we intend to vigorously defend the claims asserted therein.

The Company currently is a party to other legal proceedings and claims (see Note S(1)). While management presently believes that the ultimate outcome of these proceedings, including the ones discussed above, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, cash flows, or overall trends in results of operations, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting the Company from selling one or more products or services. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods. Other than as disclosed above, the Company is unable to make an estimate of the possible loss or range of loss which may result from pending legal proceedings or claims.

In connection with the acquisition of Various, a purchase price reduction determined by the Company, resulting from a post-closing working capital adjustment is subject to arbitration (see Note C(1)). In the event an adverse determination is rendered in any arbitration proceedings, the recorded value of convertible notes issued to the former owners of Various and goodwill recorded in connection with the acquisition may be increased (see Notes J(b) and S(6)).

Effective July 1, 2008, Various registered in the European Union and on July 29, 2008 began separately charging VAT to its customers. For periods prior thereto, Various recorded a liability for VAT and related interest and penalties in connection with revenue from internet services derived from its customers in the various European Union countries. Various is attempting to negotiate settlements of the liabilities related to VAT for periods prior to July 1, 2008, with the taxing authority in each of the various European Union countries (see Note I).

NOTE Q — RELATED PARTY TRANSACTIONS

In October 2004, the Company entered into a separate management agreement with an entity controlled by the Company’s principal stockholders whereby certain management services are to be performed by these principal

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q — RELATED PARTY TRANSACTIONS (Continued)

stockholders as designated by the board of directors of the Company. The agreement is for a term of 5 years with an annual fee of $500,000 which amount is included in general and administrative expenses for each of the years ended December 31, 2008, 2007 and 2006. The fee is subject to increase at the rate of 10% of EBITDA, but cannot exceed $1,000,000. In addition, the agreement provides that the managers may participate in the Company’s future bonus pool and stock option plans. The payment of fees under the management agreement is a violation of a covenant in the management agreement prohibiting the payment of fees if there is an event of default under the Company’s debt agreements. The agreements governing certain of the Company’s indebtedness prohibit such payments if they are not permitted in the management agreement. Payments made in violation of such agreement accordingly resulted in an event of default under certain of the Company’s debt agreements.

The Company has also entered into a lease agreement for rental of office space from a company controlled by the Company’s principal stockholders who were former owners of Various. The lease, which commenced on January 1, 2005, is for a period of five years and provides for annual rent of approximately $58,000 plus operating expenses. Total rent expense under this lease agreement was approximately $118,000, $111,000 and $159,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

In September 2007, the Company entered into consulting agreements with two entities controlled by two of the Company’s stockholders who were former owners of Various. The agreements specify payments of approximately $19,000 per month to each entity. Both agreements are for one year and thereafter renew automatically each month until either party terminates the agreement. For the year ended December 31, 2008, the Company paid an aggregate of approximately $462,000 under such agreements which is included in general and administrative expenses.

During 2008, the Company paid approximately $43,000 in commissions to websites owned by a stockholder who was a former owner of Various.

NOTE R — EMPLOYEE BENEFIT PLAN

FriendFinder has a defined contribution plan that combines an employee deferred compensation 401(k) plan with a profit-sharing plan under which FriendFinder may make contributions solely at its own discretion. Substantially all employees may participate in the plan. FriendFinder did not make any contributions to the plan for the years ended December 31, 2008, 2007 and 2006.

Various has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees which provides for matching contributions by Various, as defined in the plan. Contributions made by Various to the plan for the year ended December 31, 2008 and for the period from December 7, 2007 through December 31, 2007 were approximately $491,000 and $66,000, respectively.

NOTE S — SUBSEQUENT EVENTS

(1)	On May 19, 2009, representatives for Summit Trading Limited (“Summit”) sent a letter to the Company’s outside legal counsel, alleging that the Company, Interactive Brand Development, Inc. (an owner of the Company’s Series B Common Stock) and entities affiliated with two of the Company’s principal stockholders defrauded Summit of financial compensation for services provided to the Company’s predecessor entity, General Media, Inc. Among the claims, Summit asserted bad faith breach of contract and fraud by the Company’s management and the Company, and claimed that it is owed an equity interest in the Company, as well as compensatory, punitive and exemplary damages in excess of $500 million. Management believes that the allegations stated in the letter are vague and lack factual basis and merit. Summit has not taken any legal action against the Company. Should Summit take legal action, the Company would vigorously defend the lawsuit.

(2)	On June 10, 2009, the United Kingdom taxing authority notified the Company that it had reversed its previous position and that the Company was not subject to VAT in the United Kingdom in connection with providing

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S — SUBSEQUENT EVENTS (Continued)

internet services. The Company subsequently released the former owners of Various from any indemnity claim relating to VAT liabilities and other matters and increased the recorded principal balance of the Convertible Notes issued to the former owners. Such increase included approximately $38 million, representing the principal reduction previously recorded as of the date of the acquisition for a post-closing working capital adjustment related to the United Kingdom VAT (see Notes J(b) and S(6)). The difference between such increase and the approximately $35 million balance related to United Kingdom VAT included in accrued VAT liability at December 31, 2008 (exclusive of VAT charged to customers) (see Note I), adjusted for changes in the carrying value of the liability through the date of notification, will be recorded in the statement of operations for the six month period ending June 30, 2009 and the adjusted liability balance for United Kingdom VAT will be eliminated.

(3)	See Note B(2) for change in capitalization and reverse stock split.

(4)	On July 20, 2009, in connection with a lawsuit filed by Broadstream against the Company (see the fourth paragraph of Note P), the Company entered into an agreement with Broadstream under which, without admitting liability, the Company agreed to pay Broadstream $3.0 million in $1.0 million installments due no later than July 2009, January 2010 and July 2010 and Broadstream agreed to dismiss the lawsuit, without prejudice. The agreement provides that upon the earlier of twelve months after the Company has securities registered under Section 12(b) of the Securities Exchange Act of 1934, or eighteen months after the effective date of the agreement, but not later than twelve months following such earlier date, Broadstream must choose either to refile its complaint in Federal District Court, provided that it first repay the Company the $3.0 million, or demand arbitration. If Broadstream elects arbitration, the parties have agreed that there will be an arbitration award to Broadstream of at least $10.0 million but not more than $47.0 million.

Giving consideration to the limitation of the arbitration award in relation to damages sought in litigation, management has not concluded that it is probable that Broadstream will demand arbitration. Accordingly, no loss has been provided for as a result of entering into the agreement. In the event that Broadstream elects arbitration, at such time the Company will recognize a loss in connection with the matter of at least $13.0 million.

(5)	On October 8, 2009, the Company received waivers of existing events of default under the note agreements from holders of its First and Second Lien Notes and Senior Secured Notes. In addition, certain events of default were cured through the amendment of the agreements as discussed below. The note agreements were also amended to provide that the net proceeds, as defined, of an IPO will be used to the extent sufficient for the following purposes: first, if not previously paid, pay a waiver fee to the respective noteholders equal to 1% of the outstanding principal amount of First Lien Notes and Second Lien Notes outstanding at the time of the IPO; second, prepay the First Lien Notes in an aggregate amount equal to 50% of the remaining net cash proceeds at a redemption price of 115%; third, prepay the remaining First Lien Notes at a redemption price of 105%; fourth, prepay the Second Lien Notes at a redemption price of 100% and fifth, prepay the Senior Secured Notes at a redemption price of 100%.

Covenants in the First and Second Lien Note agreements were amended or added relating to, among other matters, consolidated EBITDA, total debt ratios, consolidated coverage ratios, limits to total permitted VAT payments and permitted payments from INI to FriendFinder for interest on Senior Secured Notes, general corporate purposes and IPO expenses. Certain of such amendments cured existing events of default with respect to certain financial and other covenants, including restricted payments to FriendFinder. In consideration for the amendments, waivers and consents relating to the Company’s changes in capitalization and other matters, the Company paid the holders of the First and Second Lien Notes an amendment fee equal to 2% of the outstanding principal amount of their respective notes. In addition, the Company has agreed to pay, at the earlier of the consummation of an IPO or March 31, 2010, an additional waiver fee referred to in the preceding paragraph.

Certain covenants in the Senior Secured Notes were also amended relating to, among other matters, maintaining minimum consolidated coverage ratios and consolidated EBITDA. Such amendments cured existing events

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S — SUBSEQUENT EVENTS (Continued)

of default with respect to quarterly financial covenants through June 30, 2009. Additional covenants relating to total permitted VAT payments and required liquidity levels were added. In consideration for the amendments and waivers, the Company issued additional notes to the holders of the Senior Secured Notes, in an amount equal to 4% of the outstanding principal amount.

In addition, certain covenants in the Subordinated Term Notes were waived in consideration for which, in addition to previous waivers received, the Company paid an amendment fee equal to 4% of the outstanding principal balance of such notes by issuing additional like kind notes to the noteholders.

(6)	On October 8, 2009, agreements were entered into with the former owners of Various, pursuant to which the principal amount of Convertible Notes was fixed at $156 million and the Company released the former owners from any indemnity claims relating to VAT liabilities or any other matter relating to the acquisition. Interest at 6%, payable in additional notes, accrues on the increased principal from the date of the Various acquisition. In addition, the notes were amended to eliminate the Company’s option to convert the notes into common stock. Further, the former owners agreed to allow the $10 million escrow fund set up in connection with the acquisition to be used to pay pre-acquisition VAT liabilities. To the extent payments of such liabilities are less then $10 million, any balance then remaining in the fund will be released to the former owners. If the costs of eliminating the pre-acquisition VAT liabilities are less than $29 million, exclusive of costs paid from the escrow fund, then the principal of the Convertible Notes will be increased by the issuance of additional Convertible Notes for the unused portion of the $29 million, plus interest at 6% on the increased principal from the date of acquisition. The agreements further provide, among other matters, for the Company to pay consulting fees to the former owners aggregating $3.2 million covering the period from 2010 to the first quarter of 2013, subject to payment in full of the First Lien Notes and the Senior Secured Notes and also pay a consent fee in an amount equivalent to the amount paid to the Company’s Chairman and the Company’s Chief Executive Officer, subject to the same terms and conditions described in (8) below.

(7)	On October 8, 2009, the required holders of the Series A Preferred consented to the amendment and restatement of the certificate of designation of the Series A Convertible Preferred Stock to eliminate the Company’s obligation to obtain the consent of certain holders of the Series A Preferred (or an affiliate of such holders) before taking certain actions, including, among other things, purchasing or acquiring any capital stock of the Company, effecting a change of control, or declaring or paying dividends. In addition, among other changes, redemption payments in the event of a change of control or a qualified IPO and preemptive rights were eliminated.

In addition, the holders of a majority of the voting power of the Series B Preferred consented to the amendment and restatement of the certificate of designation of the Series B Convertible Preferred Stock to, among other changes, eliminate redemption payments in the event of a change of control or a qualified IPO and also eliminate preemptive rights.

(8)	On October 8, 2009, the Company agreed to pay compensation to the Company’s Chairman and the Company’s Chief Executive Officer for options granted by such executives to the former owners of Various and to a holder of common and preferred shares on an aggregate of 1,147,964 of the Company’s common shares owned by the executives (see Notes J(a) and K). Subject to the consummation of a public or private offering of any equity or debt securities of the Company which occurs after an IPO, each executive is to receive compensation equal to 37.5% of the IPO price times 573,982, representing the number of common shares on which options were granted. Subject to the trading price of the Company’s stock, as defined, being equal to or greater than 50% of the IPO price, the Company shall pay one-third of the total compensation on the first business day of the first full calendar quarter following the later of the payment in full of the First Lien Notes and the Senior Secured Notes or the consummation of the equity or debt offering referred to above, and one-third of the compensation on the first business day of each of the next two calendar quarters. In the event of a Change in Control Event, as defined, the Company shall pay any remaining unpaid amount.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Current assets:
Cash	$25,306	$23,704
Restricted cash	6,367	7,861
Accounts receivable, less allowance for doubtful accounts of $2,218 and $2,510, respectively	6,505	9,341
Inventories	1,340	1,627
Prepaid expenses	16,217	9,236
Deferred tax asset	15,200	21,571
Total current assets	70,935	73,340
Film costs, net	4,463	4,822
Property and equipment, net	15,295	21,184
Goodwill	327,860	334,037
Domain names	55,240	55,127
Trademarks	17,873	17,873
Other intangible assets, net	55,043	77,746
Unamortized debt issuance costs	2,445	3,230
Receivable from escrow fund	10,000	10,000
Other assets	2,911	2,554
Total assets	$562,065	$599,913

LIABILITIES
Current liabilities:
Long-term debt, classified as current due to events of default, net	$—	$415,606
Current installments of long-term debt, net	61,721	2,152
Accounts payable	12,459	9,033
Accrued expenses and other liabilities	78,289	100,262
Deferred revenue	41,126	42,814
Total current liabilities	193,595	569,867
Deferred tax liability	43,915	49,363
Long-term debt, net	409,526	38,768
Liability related to warrants	6,834	—
Total liabilities	653,870	657,998
Contingencies (Note N)

REDEEMABLE PREFERRED STOCK
Series A Convertible Preferred Stock, $0.001 par value — authorized 2,500,000 shares; issued and outstanding 1,766,701 shares (at liquidation preference)	21,000	21,000
Series B Convertible Preferred Stock, $0.001 par value — authorized 10,000,000 shares; issued and outstanding 8,444,854 shares (at liquidation preference)	5,000	5,000

STOCKHOLDERS’ DEFICIENCY
Preferred stock, $0.001 par value — authorized 22,500,000 shares; issued and outstanding 10,211,555 redeemable in 2009 and 2008, shown above
Common stock, $0.001 par value — authorized 125,000,000 shares
Common stock voting — authorized 112,500,000 shares; issued and outstanding 5,329,640 shares in 2009 and 5,247,828 in 2008	5	5
Series B common stock non-voting — authorized 12,500,000 shares; issued and outstanding 1,839,834 shares	2	2
Capital in excess of par value	55,819	60,575
Accumulated deficit	(173,631)	(144,667)
Total stockholders’ deficiency	(117,805)	(84,085)
	$562,065	$599,913

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
(unaudited)

	For the Nine Months Ended September 30,
	2009	2008
	(unaudited)
Net revenue
Service	$230,900	$227,667
Product	13,540	16,220
Total	244,440	243,887

Cost of Revenue
Service	58,901	62,103
Product	9,832	11,182
Total	68,733	73,285

Gross Profit	175,707	170,602

Operating expenses:
Product development	10,301	10,120
Selling and marketing	30,830	46,045
General and administrative	58,311	66,344
Amortization of acquired intangibles and software	27,154	27,132
Depreciation and other amortization	3,673	3,360

Total operating expenses	130,269	153,001

Income from operations	45,438	17,601
Interest expense, net of interest income	(67,386)	(59,954)
Interest and penalties related to VAT not charged to customers	(3,526)	(4,874)
Foreign exchange (loss) gain on VAT not charged to customers	(5,728)	5,229
Gain on elimination of liability for United Kingdom VAT not charged to customers	1,561	—
Gain on settlement of VAT liability not charged to customers	60	—
Loss on liability related to warrants	(492)	—
Other income (expense), net	150	(321)

Loss before income tax benefit	(29,923)	(42,319)
Income tax benefit	(2,544)	(9,977)

Net loss	$(27,379)	$(32,342)

Net loss per common share — basic and diluted	$(1.99)	$(2.35)

Weighted average shares outstanding — basic and diluted	13,735	13,735

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.) AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,
	2009	2008
	(unaudited)
Cash flows from operating activities:
Net loss	$(27,379)	$(32,342)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on liability related to warrants	493	—
Deferred income tax benefit	(2,653)	(9,977)
Amortization of acquired intangibles and software	27,154	27,132
Depreciation and other amortization	3,673	3,360
Amortization of film costs	3,092	1,965
Non-cash interest, including amortization of discount	28,724	18,195
Provision for doubtful accounts	146	223
Gain on elimination of liability for United Kingdom VAT not charged to customers	(1,561)	—
Gain on settlement of VAT liability not charged to customers	(60)
Changes in operating assets and liabilities:
Restricted cash	1,494	8,437
Accounts receivable	2,690	8,583
Inventories	287	129
Prepaid expenses	(6,981)	(3,826)
Film costs	(2,733)	(2,544)
Other assets	(167)	(1,725)
Accounts payable	3,426	(3,341)
Accrued expenses and other liabilities	8,672	15,849
Deferred revenue	(1,689)	21,179
Net cash provided by operating activities	36,628	51,297
Cash flows from investing activities:
Purchases of property and equipment	(2,300)	(8,064)
Additions to intangibles	—	(49)
Reduction of goodwill attributable to reimbursement from prior owner of Various	915	—
Other	(357)	—
Net cash used in investing activities	(1,742)	(8,113)
Cash flows from financing activities:
Repayment of long-term debt	(33,284)	(15,210)
Net cash used in financing activities	(33,284)	(15,210)
Net increase in cash	1,602	27,974
Cash at beginning of period	23,704	7,381
Cash at end of period	$25,306	$35,355
Supplemental disclosure of cash flow information
Interest paid	$34,768	$42,102
Noncash Items:
Effect of elimination of United Kingdom VAT liability:
Reduction in accrued expenses and other liabilities	$39,520
Increase in Subordinated Convertible Note payable	$28,989
Reduction in goodwill	$5,381
Increase in deferred tax liability	$3,587

See notes to condensed consolidated financial statements

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A — BASIS OF PRESENTATION

The condensed balance sheet as of December 31, 2008, which has been derived from audited financial statements, and the unaudited condensed financial statements included herein have been prepared from the books and records of the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting on the Quarterly Report on Form 10-Q. The information and note disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2008, which are included in this prospectus, which forms part of the registration statement on Form S-1.

The Company’s management is responsible for this interim financial information. Interim results may not be indicative of the results that may be expected for the year. However, the Company believes all adjustments considered necessary for a fair presentation of this interim financial information have been included and are of a normal and recurring nature.

NOTE B — DESCRIPTION OF BUSINESS AND LIQUIDITY

On July 1, 2008, Penthouse Media Group Inc. changed its name to FriendFinder Networks Inc. (“FriendFinder”). FriendFinder together with its subsidiaries (hereinafter referred to as the “Company”) is an international multimedia company that operates interactive social networking and other adult websites and is also engaged in entertainment activities consisting of publishing, licensing and studio production and distribution. The Company publishes PENTHOUSE magazine and four other adult-oriented publications. Additionally, the Company licenses the PENTHOUSE name for international publication of adult magazines and for use on various products and provides various adult-oriented multimedia entertainment products and services, including content for DVD and VHS videos, pay-per view programming and telephone services.

Since emerging from bankruptcy protection in October 2004, FriendFinder has incurred substantial net losses and used substantial amounts of cash in its operating activities. On December 6, 2007, FriendFinder acquired Various, Inc. (“Various”), an operator of interactive multimedia websites which has provided the cash flow necessary to fund FriendFinder’s operations.

Events of default have occurred with respect to the secured notes issued to finance the acquisition allowing the noteholders and, as a result of cross-default provisions, holders of subordinated convertible notes issued in connection with the acquisition and FriendFinder’s existing Senior Secured Notes to declare a default and demand repayment of the notes. In addition, events of default have occurred with respect to the Senior Secured Notes. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. On October 8, 2009, the Company obtained waivers of such events of default or certain provisions of its note agreements were amended, which waivers and amendments resulted in the curing of such events of default (see Note H). Accordingly, such conditions no longer exist. As the waivers and amendments were obtained after the original issuance of the 2008 financial statements, such debt has been classified as current obligations in the accompanying balance sheet as of December 31, 2008.

The Company is attempting to obtain funds through the sale of common stock in an initial public offering (“IPO”) and use the net proceeds to repay some of its debt. As described in Note H, the Company’s note agreements were amended to require the use of IPO proceeds to retire debt and state the order in which debt is to be retired. The $44.5 million of outstanding Senior Secured Notes payable by FriendFinder, of which approximately $13 million in aggregate principal amount are held by certain principal stockholders of the Company who are also officers and directors, mature on July 31, 2010 and are included in current installments of long-term debt, net on the accompanying balance sheet at September 30, 2009. As the secured notes issued to finance the Various acquisition are required to be fully repaid prior to repayment of the Senior Secured Notes of FriendFinder, the Company’s ability to meet its obligation to repay the $44.5 million of outstanding Senior Secured Notes at maturity on July 31, 2010

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE B — DESCRIPTION OF BUSINESS AND LIQUIDITY (Continued)

may depend on the sufficiency of IPO proceeds. Should the IPO proceeds not be sufficient to fully repay the secured notes, management anticipates that the Senior Secured Notes will be restructured or alternative sources of financing will be obtained to repay such notes at maturity; however, there is no assurance that such events will occur. If the notes are not restructured, extended or paid by maturity, this would constitute an event of default and could have a material adverse effect on the Company’s ability to continue as a going concern.

NOTE C — STOCK SPLIT

On September 29, 2009, the Company’s board of directors approved reverse splits of each class and series of the Company’s authorized capital stock, including all designated classes and series of common and preferred stock, and a corresponding and proportionate decrease in the number of outstanding shares of each such class and series, each to become effective prior to the consummation of the IPO. The board authorized a pricing committee to determine the reverse split ratio, provided that it is not less than 1-for-15 or greater than 1-for-25. In addition, the Company’s board of directors approved, subject to stockholder approval, an amendment and restatement of the Company’s articles of incorporation which reflects, among other things, a total of 125 million shares of authorized common stock and 22.5 million shares of authorized preferred stock and a change in the par value of such shares from $0.01 par value to $0.001 par value. Retroactive effect has been given to the change in authorized shares and split in the accompanying financial statements and notes and all share and per share amounts have been adjusted based upon a 1-for-20 reverse stock split.

NOTE D — ACCOUNTING STANDARDS ADOPTED IN 2009

In June 2009, the Financial Accounting Standards Board (“FASB”) established the Accounting Standards Codification (the “Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification, which does not change GAAP, is effective for interim and annual periods ending after September 15, 2009. The Company adopted the Codification for the nine months ended September 30, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of the Codification had no impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted new authoritative guidance which clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock. If an instrument is not considered indexed to an entity’s own stock, the instrument is not eligible to be classified as equity. In connection with its August 2005 issuance of Senior Secured Notes, the Company also issued warrants to purchase shares of the Company’s common stock. The Company determined that these warrants were not indexed to its own stock based on the provisions of the authoritative guidance. Accordingly, effective January 1, 2009, the fair value of these warrants, was reclassified from equity to a liability. The fair value of these warrants will be periodically remeasured with any changes in value recognized in the statement of operations. See Note I.

Effective January 1, 2009, the Company adopted new authoritative guidance which establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The adoption of this authoritative guidance did not have any effect on the Company’s financial statements.

In September 2006, the FASB issued new authoritative guidance which clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This authoritative guidance is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued further authoritative guidance which delayed the effective date of such authoritative guidance for fair value

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE D — ACCOUNTING STANDARDS ADOPTED IN 2009 (Continued)

measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008. The Company adopted this authoritative guidance effective January 1, 2008 with respect to its financial assets and liabilities and January 1, 2009, with respect to its nonfinancial assets and liabilities. The adoption of this authoritative guidance had no impact on the Company’s financial statements.

In April 2008, the FASB issued new authoritative guidance, which is effective for fiscal years beginning after December 15, 2008 that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset acquired after the effective date. The intent of this authoritative guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The adoption of this authoritative guidance on January 1, 2009 did not have any effect on the Company’s financial statements.

In April 2009, the FASB issued new authoritative guidance, which is effective for interim reporting periods ending after June 15, 2009, that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. See Note E for required fair value disclosures.

In May 2009, the FASB issued new authoritative guidance that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of the guidance and has evaluated subsequent events through the date the financial statements were reissued on January 8, 2010.

NOTE E — FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, receivables and payables approximate their fair values due to the short-term nature of these financial instruments. As of September 30, 2009, the carrying value of long-term debt was $471,247,000 compared to its estimated fair value of $476,967,000. As of December 31, 2008, the carrying value of long-term debt, including amounts classified as current due to events of default was $456,526,000 compared to its estimated fair value of $434,720,349. The fair value is estimated by discounting the projected cash flows using the estimated rates at which similar amounts of debt could be borrowed at such date.

NOTE F — PER SHARE DATA

Basic and diluted loss per share is based on the weighted average number of shares of outstanding common stock and Series B common stock including shares underlying common stock purchase warrants which are exercisable at the nominal price of $0.0002 per share. Inasmuch as the Series B common stock participates in any dividends and shares in the net loss on a pro rata basis with the common stock based on the total number of common shares outstanding, the net loss per common share, basic and diluted, as presented in the Company’s statements of operations is consistent with the two-class method as required by the authoritative literature.

Basic and diluted net loss per share of common stock is computed as follows (in thousands except per share data):

	Nine Months Ended September 30,
	2009	2008
Net loss	$(27,379)	$(32,342)
Weighted average shares outstanding	13,735	13,735
Net loss per common share	$(1.99)	$(2.35)

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE F — PER SHARE DATA (Continued)

Weighted average shares outstanding — basic and diluted is comprised of the following (in thousands):

	Nine Months Ended September 30,
	2009	2008
Common stock	5,248	5,248
Series B common stock	1,840	1,840
Common stock purchase warrants	6,647	6,647
	13,735	13,735

In computing diluted loss per share, no effect has been given to the common shares issuable upon conversion or exercise of the following anti-dilutive securities (in thousands):

	Nine Months Ended September 30,
	2009	2008
Series A Convertible Preferred Stock	1,996	1,996
Series B Convertible Preferred Stock	8,445	8,445
Warrants	502	502
Total common shares issuable	10,943	10,943

The Series A and Series B preferred stock are convertible participating securities; however, as there is no contractual obligation for the holders of such shares to share in the losses of the Company, the preferred shares are not included in the computation of basic and diluted net loss per share.

No shares are included in the above table with respect to the conversion of the Subordinated Convertible Notes as the number of common shares into which the notes are convertible is based upon an IPO price which is not presently determinable. Further, no shares are included in the above table with respect to options to acquire 704,500 shares of common stock outstanding at June 30, 2009, granted under the 2008 Stock Option Plan as, for accounting purposes, the grant date will occur upon consummation of an IPO (see Note K).

NOTE G — VAT LIABILITIES

Effective July 1, 2003, as a result of a change in the law in the European Union, Various was required to collect value added tax (“VAT”) from customers in connection with their use of internet services in the European Union provided by Various and remit the VAT to the taxing authorities in the various European Union countries. As Various did not separately charge its customers for, or remit, the VAT, a liability has been recorded at the date of acquisition to reflect the estimated VAT which should have been collected and remitted on Various’ revenue derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a liability has been recorded at the date of acquisition for interest and penalties related to the unremitted VAT and failure to file tax returns. Effective July 2008, the Company registered with the European Union and on July 29, 2008 began separately charging VAT to its customers. The aggregate liability included in accrued expenses and other liabilities, and which is denominated in pounds and Euros, amounted to $46,640,000 and $81,954,000 at September 30, 2009 and December 31, 2008, respectively which includes VAT ($28,574,000 and $44,389,000), interest ($8,971,000 and $11,879,000) and penalties ($9,095,000 and $25,686,000). The consolidated statement of operations for the nine months ended September 30, 2009 and 2008 respectively include a foreign currency transaction loss of $5,728,000 and a gain of $5,229,000 related to the liability, and interest and penalties related to VAT of $3,526,000 and $4,874,000. Various is attempting to negotiate settlements of the liabilities related to VAT for periods prior to July 1, 2008 with the taxing authority in the following European Union countries: Austria, Cyprus, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, and Sweden. The liability as of September 30, 2009, includes $4,738,000 related to settlements reached with certain countries and $2,794,000 related to current VAT charged to customers.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE G — VAT LIABILITIES (Continued)

On June 10, 2009, the United Kingdom taxing authority notified the Company that it had reversed its previous position and that the Company was not subject to VAT in the United Kingdom in connection with providing internet services and therefore the corresponding VAT liability has been eliminated. The Company subsequently released the former owners of Various from indemnity claims relating to VAT liabilities and other matters and increased the recorded principal balance of the Convertible Notes issued to the former owners. Such increase included approximately $38 million, representing the principal reduction previously recorded as of the date of the acquisition for a post-closing working capital adjustment related to the United Kingdom VAT (see the last paragraph of Note H). The difference between such increase and the approximately $39.5 million balance related to United Kingdom VAT, including accrued interest and penalties, included in the accrued VAT liability at June 10, 2009 (exclusive of VAT charged to customers), has been recorded as a gain in the amount of $1,561,000 in the consolidated statement of operations for the nine months ended September 30, 2009, and the liability balance has been eliminated.

Various has been notified that the German tax authorities and the Office of the District Attorney in Bonn have been investigating Various’ former Chief Executive Officer for alleged intentional evasion of VAT on revenue collected from customers located in Germany commencing in 2003. Various has also negotiated a settlement with the German authorities to drop criminal charges against a current officer by payment of approximately $2.3 million of the VAT liability assessed in Germany plus a fine of €25,000 to a charitable organization in April 2009. The settlement is payable in six equal monthly installments of approximately $380,000 commencing on April 1, 2009 all of which has now been paid. On April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from Various’ office located in Germany in order to determine the amount of revenue subject to VAT. The German tax authority has attempted unsuccessfully to freeze assets in bank accounts maintained by subsidiaries of Various in Germany, but did freeze assets in the amount of €610,343, held by Various’ credit card processor located in the Netherlands to secure the VAT estimated by the revenue tax authorities to be due from Various from revenue from internet websites in Germany. At September 30, 2009, the frozen Euros are included in restricted cash in the approximate amount of $893,000.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE H — LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	September 30, 2009		December 31, 2008
	Principal	Unamortized Discount	Principal	Unamortized Discount
Debt issued by INI connection with the acquisition of Various:
First Lien Senior Secured Notes due 2009–2011, including principal of $80,009 and $93,343 ($74,033 and $83,589 net of discount), issued to selling stockholders, respectively	$199,717	$14,916	$233,001	$24,387
Second Lien Subordinated Secured Notes due 2011 issued to selling stockholders	80,000	3,770	80,000	5,058
Subordinated Convertible Notes due 2011 issued to selling stockholders	149,165	22,328	111,206	20,454
Other	4,000	426	4,000	776
Senior Secured Notes of FriendFinder due 2010	44,530	1,157	44,530	1,968
Subordinated Term Notes of FriendFinder due 2011	36,432	—	36,432	—
	$513,844	$42,597	$509,169	$52,643
Less:
Unamortized discount	(42,597)		(52,643)
Long term debt classified as current due to events of default, net of unamortized discount of $51,736	—		(415,606)
Current installment of long-term debt, net of unamortized discount of $2,248 and $246, respectively	(61,721)		(2,152)
	$409,526		$38,768

(a)  The terms of the First Lien Senior Secured Notes (“First Lien Notes”) require the Company to make quarterly principal payments on the notes of 90% of Excess Cash Flow, as defined, subject to minimum amounts. In accordance with such terms, the Company made principal repayments of approximately $33,284 to the holders of the First Lien Notes during the nine months ended September 30, 2009. Minimum principal payments due through August 31, 2010 which consist of $18,439 due by February 2010 (less unamortized discount of $1,069) are included in current installments of long term debt.

The First Lien Notes and Second Lien Notes, as amended, require INI and its subsidiaries to maintain specified levels of EBITDA and other financial ratios and limits their capital expenditures and indebtedness. In addition, the First Lien Notes and Second Lien Notes provide that INI can distribute to FriendFinder up to 10% of INI’s Excess Cash Flow, as defined, each quarter for the purpose of making interest payments on FriendFinder’s Senior Notes provided no defaults exist or would result therefrom. INI was also allowed to distribute to FriendFinder not more than $6 million during the first quarter of fiscal 2008 and an additional $3 million during fiscal 2008, at the rate of $1 million each subsequent quarter, which was limited to actual fees and expenses paid to third parties incurred in connection with an IPO. The Company would require a modification of the note agreements or waivers thereof to receive additional distributions for IPO expenses or general corporate purposes for periods subsequent to December 31, 2008. During 2008, amounts distributed from INI for payment of IPO expenses were used for general

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE H — LONG-TERM DEBT (Continued)

corporate purposes. In addition in January, April and July 2009, INI distributed additional funds to pay expenses to be incurred during the first, second and third quarters of 2009. These transactions constituted a breach of covenants under the note agreements.

Events of default have occurred with respect to the First Lien Notes and Second Lien Notes relating to certain representations and warranties having been materially incorrect when made. In addition, during 2008 and 2009, the Company has not performed or complied with certain conditions, covenants and agreements, including the restrictive payment covenant referred to above, a financial covenant to achieve a minimum consolidated annualized EBITDA and other affirmative and negative covenants during each of the quarters ended March 31, June 30 and September 30, 2008. As a result, noteholders holding 51% of the outstanding principal balance of First Lien Notes other than those held by the former stockholders of Various and holders of 51% of the outstanding principal balance of the Second Lien Notes may declare a default and demand repayment of the notes, in which event the maturity of the notes will be accelerated. As a result of the potential acceleration of the maturity of the First Lien Notes and Second Lien Notes, the maturity of the Convertible Notes and the Senior Secured Notes could also be accelerated pursuant to cross default provisions. Further, the Company is also in default on the Senior Secured Notes for breaches of certain financial and other affirmative and negative covenants.

On October 8, 2009, the Company received waivers of existing events of default under the note agreements from holders of its First and Second Lien Notes and Senior Secured Notes. In addition, certain events of default were cured through the amendment of the agreements as discussed below. The note agreements were also amended to provide that the net proceeds, as defined, of an IPO will be used to the extent sufficient for the following purposes: first, if not previously paid, pay a waiver fee to the respective noteholders equal to 1% of the outstanding principal amount of First Lien Notes and Second Lien Notes outstanding at the time of the IPO; second, prepay the First Lien Notes in an aggregate amount equal to 50% of the remaining net cash proceeds at a redemption price of 115%; third, prepay the remaining First Lien Notes at a redemption price of 105%; fourth, prepay the Second Lien Notes at a redemption price of 100% and fifth, prepay the Senior Secured Notes at a redemption price of 100%

Certain covenants in the First and Second Lien Note agreements were amended or added relating to, among other matters, consolidated EBITDA, total debt ratios, consolidated coverage ratios, limits to total permitted VAT payments and permitted payments from INI to FriendFinder for interest on Senior Secured Notes, general corporate purposes and IPO expenses. Certain of such amendments cured existing events of default with respect to certain financial and other covenants including restricted payments to FriendFinder. In consideration for the amendments, waivers and consents relating to the Company’s changes in capitalization and other matters, the Company paid the holders of the First and Second Lien Notes an amendment fee equal to 2% of the outstanding principal amount of their respective notes. In addition, the Company has agreed to pay, at the earlier of the consummation of an IPO or March 31, 2010, an additional waiver fee referred to in the preceding paragraph.

Certain covenants in the Senior Secured Notes were also amended relating to, among other matters, maintaining minimum consolidated coverage ratios and consolidated EBITDA. Such amendments cured existing events of default with respect to quarterly financial covenants through June 30, 2009. Additional covenants relating to total permitted VAT payments and required liquidity levels were added. In consideration for the amendments and waivers, the Company issued additional notes to the holders of the Senior Secured Notes, in an amount equal to 4% of the outstanding principal amount.

In addition, certain covenants in the Subordinated Term Notes were waived in consideration for which, in addition to previous waivers received, the Company paid an amendment fee equal to 4% of the outstanding principal balance of such notes by issuing additional like kind notes to the noteholders.

(b) As described in Note G, as a result of the elimination of the United Kingdom VAT liability in June 2009, the principal balance of the Convertible Notes has been increased by approximately $38 million, representing the principal reduction previously recorded at the date of acquisition for a post-closing working capital adjustment

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE H — LONG-TERM DEBT (Continued)

related to United Kingdom VAT liability at such date. In connection therewith, a discount of approximately $9 million has been recorded on the notes to reflect an effective interest rate of approximately 13%, representing the rate used at the date of acquisition to record the notes at estimated fair value. The discount has been accounted for as a reduction in purchase price, resulting in a reduction of approximately $5.4 million in goodwill, net of a $3.6 million increase in the liability for deferred income taxes attributable to the discount. In addition, additional interest on the increased principal balance from the date of acquisition aggregating approximately $7.3 million, including amortization of discount, has been charged to operations during the nine months ended September 30, 2009 of which approximately $4 million relates to periods through December 31, 2008.

On October 8, 2009, agreements were entered into with the former owners of Various, pursuant to which the principal amount of Convertible Notes was fixed at $156 million and the Company released the former owners from any indemnity claims relating to VAT liabilities or any other matter relating to the acquisition. Interest at 6%, payable in additional notes, accrues on the increased principal from the date of the Various acquisition. In addition, the notes were amended to eliminate the Company’s option to convert the notes into common stock. Further, the former owners agreed to allow the $10 million escrow fund set up in connection with the acquisition to be used to pay pre-acquisition VAT liabilities. To the extent payments of such liabilities are less then $10 million, any balance then remaining in the fund will be released to the former owners. If the costs of eliminating the pre-acquisition VAT liabilities are less than $29 million, exclusive of costs paid from the escrow fund, then the principal of the Convertible Notes will be increased by the issuance of additional Convertible Notes for the unused portion of the $29 million, plus interest at 6% on the increased principal from the date of acquisition. The agreements further provide, among other matters, for the Company to pay consulting fees to the former owners aggregating $3.2 million covering the period from 2010 to the first quarter of 2013, subject to payment in full of the First Lien Notes and the Senior Secured Notes and also pay a consent fee in an amount equivalent to the amount paid to the Company’s Chairman and the Company’s Chief Executive Officer, subject to the same terms and conditions described in Note O.

The modification of the Convertible Notes to eliminate the Company’s option to convert the Convertible Notes into common stock is considered to result in an exchange of debt instruments with substantially different terms thereby requiring the Company to account for the modification as an extinguishment of the Convertible Notes. The Company is presently in the process of determining the fair value of the revised debt instrument which will determine the debt extinguishment gain or loss to be recognized in the quarter ending December 31, 2009.

NOTE I — LIABILITY RELATED TO WARRANTS

In conjunction with its August 2005 issuance of Senior Secured Notes, the Company issued warrants to purchase 501,666 shares of the Company’s common stock (of which, at December 31, 2008, 476,576 are exercisable at $6.20 per share and 25,090 are exercisable at $10.20 per share) that contained a provision that required a reduction of the exercise price if certain equity events occur. Under the provisions of EITF 07-05, such a reset provision no longer makes the warrants eligible for equity classification and as such, effective January 1, 2009 the Company classified these warrants as a liability at a fair value of $6,341,000 with a corresponding increase of $1,585,000 to accumulated deficit and a $4,756,000 reduction to capital in excess of par value. In addition, the liability is measured at fair value with changes in fair value reflected in operations. In connection therewith, operations for the nine months ended September 30, 2009 reflects a loss of $492,000 on remeasurement of the liability as of September 30, 2009.

The Company’s warrants were measured at fair value based on the Black-Scholes option pricing model using Level 3 valuation inputs which are based on the Company’s internal assumptions as follows: 1) dividend yield of 0% and 0%; 2) volatility of 75%; and 61.2%, 3) risk-free interest rate of 0.4%; and 0.38%; and 4) expected life of 6.5 years and 5.75 years at January 1, 2009 and September 30, 2009, respectively.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE J — PREFERRED STOCK

Upon a change of control, as defined, or a qualified IPO, as defined, the holders of both Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are entitled to be paid out of the assets of the Company in exchange for their preferred shares an amount per share equal to the greater of (x) the original issue price for such share plus declared and accrued but unpaid dividends, and (y) such amount as would have been payable had such share been converted into voting common stock immediately prior to the liquidation, dissolution or winding up of the Company. As a result, the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are classified for accounting purposes as “temporary equity” in the accompanying balance sheets as the Company could be required to redeem the preferred stock for cash. As the preferred stock is not currently redeemable at September 30, 2009 or December 31, 2008, it is being carried at its original issue price, which represents the minimum redemption amounts at such dates.

On October 8, 2009, the required holders of the Series A Convertible Preferred Stock consented to the amendment and restatement of the certificate of designation of the Series A Convertible Preferred Stock to eliminate the Company’s obligation to obtain the consent of certain holders of the Series A Preferred (or an affiliate of such holders) before taking certain actions, including, among other things, purchasing or acquiring any capital stock of the Company, effecting a change of control, or declaring or paying dividends. In addition, among other changes, redemption payments in the event of a change of control or a qualified IPO and preemptive rights were eliminated.

In addition, the holders of a majority of the voting power of the Series B Preferred consented to the amendment and restatement of the certificate of designation of the Series B Convertible Preferred Stock to, among other changes, eliminate redemption payments in the event of a change of control or a qualified IPO and also eliminate preemptive rights.

NOTE K — STOCK OPTIONS

On April 3, 2008, the Company’s Board of Directors adopted and the stockholders approved the 2008 Stock Option Plan (the “Plan”). The maximum number of shares for which stock options may be granted under the Plan is 1,343,997 shares, subject to adjustment. Stock options may be issued to employees, directors and consultants, selected by a committee of the Board of Directors. Under the terms of the Plan, the options granted will expire no later than 10 years from the date of grant and will vest 20% on the first anniversary of the grant date and 20% on each succeeding four anniversaries of the grant date, provided, however, that an optionee may exercise the vested portion of a stock option only after that date which is 18 months after the date of an IPO of the Company’s common stock.

During the nine months ended September 30, 2009, the Company granted options to purchase a total of 25,500 shares of the Company’s common stock under the Plan and options for 31,000 shares were forfeited. As of September 30, 2009 there were outstanding options to acquire 672,500 common shares. The exercise price of these options will be set at the price per share that the Company’s common stock is sold to the public pursuant to an IPO.

As a successful completion of an IPO is necessary in order for an option to be exercised, no compensation cost will be recognized until the occurrence of such event. Consequently, the Company has not recognized any compensation related to these options during the year ended December 31, 2008 or the nine months ended September 30, 2009. Upon successful completion of an IPO, compensation cost will be accrued for each vesting tranche over the requisite service period commencing on the date the options were granted and ending on the later of the vesting date or 18 months after the date of the IPO. Accordingly, the date the IPO is completed, a cumulative adjustment will be made to record compensation cost which accrued prior to such date, based on the fair value of the options on the IPO date.

Assuming an IPO price range of between $10.00 and $12.00 per share, estimated stock-based compensation to be recognized subsequent to completion of the IPO for options outstanding at September 30, 2009 will range from approximately $3,473,000 to $4,168,000, which is expected to be recognized over a weighted-average period of two

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE K — STOCK OPTIONS (Continued)

years. Of such amounts a cumulative adjustment to compensation expense ranging from approximately $1,762,000 to $2,115,000, respectively, will be realized upon completion of the IPO, assuming completion in January 2010.

NOTE L — INCOME TAXES

The income tax (benefit) computed based on the Company’s estimated annual effective tax rate consists of the following (in thousands):

	For the Nine Months Ended September 30,
	2009	2008
Current:
Federal	$109	$—
State	—	—
	$109	$—

Deferred
Federal	(1,937)	$(8,730)
State	(716)	(1,247)
	(2,653)	(9,977)
Total	$(2,544)	$(9,977)

NOTE M — SEGMENT INFORMATION

The Company operates in two reportable segments; the Entertainment and Internet segments. The Entertainment segment recorded revenue of $470,000 and $426,000 for the nine months ended September 30, 2009 and 2008, respectively, from advertising services provided to the Internet segment. Additionally, through December 31, 2008, the Entertainment segment provided the Internet segment with video and pictorial content for which no intersegment revenue was recorded. Effective January 1, 2009, the Entertainment segment began charging the Internet segment for such content and recorded revenue of $1,170,000 for the nine months ended September 30, 2009, which correspondingly increased the operating profit of the Entertainment segment for such period. Certain corporate expenses and interest expense are not allocated to segments. Segment assets include intangible, fixed, and all other assets identified with each segment. Unallocated corporate assets consist primarily of cash and cash items, certain prepaid items related to indebtedness and deferred tax assets not assigned to one of the segments. Information for the Company’s segments is as follows (in thousands):

	September 30, 2009	December 31, 2008
Assets
Internet	$527,914	$568,999
Entertainment	27,260	26,724
Unallocated corporate	6,891	4,190
Total	$562,065	$599,913

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE M — SEGMENT INFORMATION (Continued)

	For the Nine Months Ended September 30,
	2009	2008
Net revenue from external customers:
Internet	$228,743	$225,218
Entertainment	15,697	18,669
Total	$244,440	$243,887
Income from operations
Internet	$48,259	$26,819
Entertainment	2,062	(313)
Unallocated corporate	(4,883)	(8,905)
Total	$45,438	$17,601
Amortization of acquired intangibles and software (included in income from operations)
Internet	$27,154	$27,132
Entertainment	—	—
Total	$27,154	$27,132
Depreciation and other amortization (included in income from operations)
Internet	$3,441	$3,001
Entertainment	232	359
Total	$3,673	$3,360

Net revenue from external customers by service and product is as follows (in thousands):

	For the Nine Months Ended September 30,
	2009	2008
Internet
Subscription based service	$184,442	$181,961
Pay by usage service	43,599	41,886
Advertising	702	1,371
	228,743	225,218
Entertainment
Magazine	$9,022	$11,749
Video entertainment	4,518	4,471
Licensing	2,157	2,449
	15,697	18,669
Total	$244,440	$243,887

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE M — SEGMENT INFORMATION (Continued)

The Company derives revenue from international websites and other foreign sources. Revenue by geographical area based on where the customer is located or where the subscription originates are as follows:

	For the Nine Months Ended September 30,
	2009	2008
Net revenue:
United States	$140,687	$141,820
Canada	11,813	12,117
Europe	63,463	63,580
Other	28,477	26,370
Total	$244,440	$243,887

Principally all long-lived assets are located in the United States.

NOTE N — CONTINGENCIES

1.	During the nine month period ended September 30, 2009, a former owner of Various, pursuant to a claim for indemnification provided for by the terms of the Various acquisition agreement, paid the Company approximately $3.5 million as reimbursement of a portion of amounts paid by Various, including related legal fees, in connection with the settlement of litigation pending at the date of acquisition. Of such amount, approximately $2.5 million, related primarily to legal fees incurred by Various subsequent to the acquisition, was credited to general and administrative expenses during such period and approximately $1 million, related to amounts accrued at the date of acquisition related to the litigation, was credited to goodwill.

2.	On May 19, 2009 representatives for Summit Trading Limited (“Summit”) sent a letter to the Company’s outside legal counsel, alleging that the Company, Interactive Brand Development, Inc., (an owner of the Company’s Series B Common Stock) and entities affiliated with two of the Company’s principal stockholders defrauded Summit of financial compensation for services provided to the Company’s predecessor entity, General Media, Inc. Among the claims, Summit asserted bad faith breach of contract and fraud by the Company’s management and the Company, and claimed that it is owed an equity interest in the Company, as well as compensatory, punitive and exemplary damages in excess of $500 million. Management believes that the allegations stated in the letter are vague and lack factual basis and merit. Summit has not taken any legal action against the Company. Should Summit take legal action, the Company would vigorously defend the lawsuit.

3.	On December 28, 2007, Broadstream Capital Partners, Inc. (“Broadstream”) filed a lawsuit against the Company in the State Superior Court of California, County of Los Angeles, Central District, and the Company subsequently removed the case to the Federal District Court for the Central District of California. The complaint alleged breach of contract, breach of covenant of good faith and fair dealing, breach of fiduciary duty and constructive fraud arising out of a document entitled a Non-Disclosure Agreement. The complaint alleged, among other things, that Broadstream entered into a Non-Disclosure Agreement with the Company that required Broadstream’s prior written consent for the Company to knowingly acquire Various or any of its subsidiaries and that such consent was not obtained. On April 7, 2008 Broadstream filed its First Amended Complaint, which added a new cause of action for intentional interference with prospective economic advantage. On February 4, 2009 Broadstream served its Third Amended Complaint, which dismisses the allegations of breach of fiduciary duty and constructive fraud. The complaint seeks damages which plaintiff alleges to be in excess of $20 million, plus interest, costs, attorneys’ fees and punitive damages. Broadstream later asserted up to $557 million in damages plus punitive damages. The Company responded with a motion for summary judgment dated March 12, 2009, which was denied. The plaintiff withdrew its claim for breach of contract of good faith and fair dealing. The trial was set for July 28, 2009. The Company disputes all of Broadstream’s claims and intends to defend the lawsuit vigorously.

FRIENDFINDER NETWORKS INC. (FORMERLY KNOWN AS PENTHOUSE MEDIA GROUP INC.)
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE N — CONTINGENCIES (Continued)

On July 20, 2009 the Company entered into an agreement with Broadstream under which, without admitting liability, the Company agreed to pay Broadstream $3 million dollars in $1 million dollar installments due no later than July 2009, January 2010 and July 2010. The agreement provides that upon the earlier of twelve months after the Company has securities registered under Section 12(b) of the Securities Exchange Act of 1934, or eighteen months after the effective date of the agreement, but not later than twelve months following such earlier date, Broadstream must choose either to (i) refile its complaint in Federal District Court provided that it first repay the Company the $3 million or (ii) demand arbitration. If Broadstream elects arbitration, the parties have agreed that there will be an arbitration award to Broadstream of at least $10 million but not more than $47 million.

Giving consideration to the limitation of the arbitration award in relation to damages sought in litigation, management has not concluded that it is probable that Broadstream will demand arbitration. Accordingly, no loss has been provided for as a result of entering into the agreement. In the event that Broadstream elects arbitration, at such time the Company will recognize a loss in connection with the matter of $13 million to $50 million.

4.	Refer to Note P in the Company’s consolidated financial statements as of December 31, 2008 for a description of contingencies. Other than as noted above, there have been no material changes in matters described in such note.

NOTE O — COMPENSATION ARRANGEMENT

On October 8, 2009, the Company agreed to pay compensation to the Company’s Chairman and the Company’s Chief Executive Officer for options granted by such executives to the former owners of Various and to a holder of common and preferred shares on an aggregate of 1,147,964 of the Company’s common shares owned by the executives (see Notes J(a) and K). Subject to the consummation of a public or private offering of any equity or debt securities of the Company which occurs after an IPO, each executive is to receive compensation equal to 37.5% of the IPO price times 573,982, representing the number of common shares on which options were granted. Subject to the trading price of the Company’s stock, as defined, being equal to or greater than 50% of the IPO price, the Company shall pay one-third of the total compensation on the first business day of the first full calendar quarter following the later of the payment in full of the First Lien Notes and the Senior Secured Notes or the consummation of the equity or debt offering referred to above, and one-third of the compensation on the first business day of each of the next two calendar quarters. In the event of a Change in Control Event, as defined, the Company shall pay any remaining unpaid amount.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

To the Shareholders of
Various, Inc. and Affiliates

We have audited the accompanying combined balance sheets of Various, Inc. and subsidiaries and affiliates (collectively, the “Company”) as of December 6, 2007 and December 31, 2006, and the related combined statements of operations, changes in shareholders’ deficit, and cash flows for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Various, Inc. and subsidiaries and affiliates as of December 6, 2007 and December 31, 2006, and the combined results of their operations and their cash flows for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note N to the combined financial statements, the 2006 and 2005 financial statements have been restated to correct a misstatement.

As described in Note A to the combined financial statements, on December 6, 2007, the stock of the Company was sold to Interactive Network, Inc., a wholly owned subsidiary of FriendFinder Networks Inc. (formerly known as Penthouse Media Group, Inc.) and the 2007 combined financial statements reflect the financial position, results of operations and cash flows of the Company prior to the sale.

/s/ Eisner LLP
New York, New York
November 6, 2008

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED BALANCE SHEETS

	December 6, 2007	December 31, 2006
		(Restated – Note N)
ASSETS
Current assets:
Cash	$2,132,130	$15,895,840
Restricted cash	16,493,119	16,084,140
Accounts receivable	7,330,250	11,359,713
Prepaid expenses	2,242,669	1,074,603
Deferred tax asset	1,583,626	667,705
Other.	1,868,493	108,234
Total current assets	31,650,287	45,190,235

Property and equipment, net	4,733,475	6,300,213
Goodwill	20,645,831	19,189,129
Intangible assets, net	8,732,777	6,342,061
Deposits and other assets	122,095	121,823
	$65,884,465	$77,143,461
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$6,505,550	$10,109,708
Accrued expenses and other liabilities	88,791,543	55,763,658
Deferred revenue	40,260,512	36,706,036
Total current liabilities	135,557,605	102,579,402

Deferred tax liability	294,131	66,989
Deferred revenue		828,126
Total liabilities	135,851,736	103,474,517

Commitments and contingencies (Note K)

Shareholders’ deficit:
Common stock, no par value; 20,000,000 shares authorized at December 6, 2007 and December 31, 2006; 10,931,948 shares issued and outstanding at December 6, 2007 and December 31, 2006	10,000	10,000
Common stock of affiliates	62,750	62,750
Additional paid-in capital	26,135,156	26,135,156
Accumulated other comprehensive income	2,452	1,730
Accumulated deficit	(96,177,629)	(52,540,692)
Total shareholders’ deficit	(69,967,271)	(26,331,056)
	$65,884,465	$77,143,461

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF OPERATIONS

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
		(Restated – Note N)	(Restated – Note N)
Net revenue	$289,480,028	$289,675,229	$214,373,549
Cost of revenue	75,603,044	76,111,625	56,116,057
Gross profit	213,876,984	213,563,604	158,257,492

Operating expenses:
Product development	10,326,899	10,666,178	6,379,703
Sales and marketing	63,888,452	58,528,455	42,161,198
General and administrative	57,786,879	51,370,838	36,144,376
VAT expense	13,105,655	11,988,515	7,483,480
Depreciation and amortization	3,634,186	4,178,285	3,047,070
Total operating expenses	148,742,071	136,732,271	95,215,827

Operating income	65,134,913	76,831,333	63,041,665
Interest and penalties related to VAT	(11,736,269)	(10,911,513)	(7,317,007)
Foreign exchange (loss)/gain	(5,118,385)	(4,035,901)	1,682,274
Interest income and other expenses, net	860,375	308,622	56,181

Income before income taxes and preacquisition earnings	49,140,634	62,192,541	57,463,113
Provision for income taxes	576,571	1,075,180	885,533

Income before preacquisition earnings	48,564,063	61,117,361	56,577,580
Preacquisition earnings			(813,420)

Net income	$48,564,063	$61,117,361	$55,764,160

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Common Stock
	Shares	Amount	Common Stock of Affiliates	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ (Deficit)
						(Restated – Note N)	(Restated – Note N)
Balance at January 1, 2005:
Previously reported	10,000,000	$10,000	$62,750	$481,830	$25,729	$(8,291,255)	$(7,710,946)
Restatement						(7,873,310)	(7,873,310)
As restated	10,000,000	10,000	62,750	481,830	25,729	(16,164,565)	(15,584,256)
Shares issued for Streamray, Inc. acquisition	931,948			25,653,326			25,653,326
Foreign translation adjustments					(12,140)		(12,140)
Net income						55,764,160	55,764,160
Comprehensive income							55,752,020
Shareholder distributions						(72,257,448)	(72,257,448)

Balance at December 31, 2005	10,931,948	10,000	62,750	26,135,156	13,589	(32,657,853)	(6,436,358)
Foreign translation adjustments					(11,859)		(11,859)
Net Income						61,117,361	61,117,361
Comprehensive income							61,105,502
Shareholder distributions						(81,000,200)	(81,000,200)

Balance at December 31, 2006	10,931,948	10,000	62,750	26,135,156	1,730	(52,540,692)	(26,331,056)
Foreign translation adjustments					722		722
Net income						48,564,063	48,564,063
Comprehensive income							48,564,785
Shareholder distributions						(92,201,000)	(92,201,000)
Balance at December 6, 2007	10,931,948	$10,000	$62,750	$26,135,156	$2,452	$(96,177,629)	$(69,967,271)

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
		(Restated – Note N)	(Restated – Note N)
Cash flows from operating activities:
Net Income	$48,564,063	$61,117,361	$55,764,160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,160,418	4,839,151	3,547,964
Deferred revenue	2,726,350	1,641,304	12,694,609
Deferred income taxes	(688,779)	(350,903)	4,901
Provision for doubtful accounts	52,533	160,000
Changes in operating assets and liabilities:
Restricted cash	(408,978)	(4,356,676)	(3,857,672)
Accounts receivable	3,976,930	(1,945,254)	(5,757,717)
Prepaid expenses	(1,170,662)	946,225	(667,565)
Deposits and other assets	(1,760,530)	(168,203)	(44,903)
Accounts payable	(3,613,805)	3,192,683	1,765,579
Accrued expenses and other liabilities	33,037,532	29,996,401	14,427,708
Net cash provided by operating activities	84,875,072	95,072,089	77,877,064

Cash flows from investing activities:
Purchases of property and equipment	(2,231,105)	(3,157,034)	(5,257,076)
Acquisition of businesses, net of cash acquired	(1,731,275)		(211,716)
Purchase of intangible assets	(2,476,124)	(60,914)	(2,111)
Net cash used in investing activities	(6,438,504)	(3,217,948)	(5,470,903)

Cash flows used in financing activities:
Shareholder distributions	(92,201,000)	(81,000,200)	(72,257,448)
Effect of exchange rate changes on cash	722	(11,859)	(12,140)

Net (decrease) increase in cash	(13,763,710)	10,842,082	136,573
Cash at beginning of period	15,895,840	5,053,758	4,917,185
Cash at end of period	$2,132,130	$15,895,840	$5,053,758

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes	$1,092,118	$1,227,875	$999,904

Noncash investing activities:
Issuance of common stock in connection with the acquisition of Streamray, Inc	$—	$—	$25,653,326

See notes to combined financial statements

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Description of business:

Various, Inc. (formerly known as FriendFinder, Inc.) and its subsidiaries and affiliates (the “Company”) provide internet personals services in the United States and internationally whereby adults are able to post information about themselves (“profiles”) on the Company’s websites and search and contact other individuals who have posted profiles. Online services also include publishing and broadcast of user-generated media content and adult materials. Additionally, the Company operates webcams which provide online adult services.

Membership on the Company’s online services, which includes the posting of a personal profile and photos, and access to its database of profiles requires a subscription fee. The Company charges a subscription fee for one, three, six and twelve-month subscriptions to members allowing them to initiate communication with other members and subscribers via the Company’s e-mail communications platform. Prior to July 2007, the Company granted three and twelve-month subscriptions an additional one and three months, respectively, for no additional charge, upon purchasing a subscription. Subsequent to July 2007, three and twelve-month subscriptions were granted an additional one and six-months, respectively, for no additional charge if the member is active in certain areas of the website over the life of their subscription. Two-way communications through the Company’s e-mail platform can only take place between paying subscribers. The Company also offers a webcam service, on a pay by usage basis, whereby members can contact models, view the models via the model’s webcam, and communicate via typing text.

2.	Principles of combination:

The accompanying combined financial statements include the accounts of Various, Inc. and its subsidiaries, all of which are wholly owned, and three affiliated companies that are under common ownership, control and management. All significant intercompany transactions and balances have been eliminated in combination.

On December 6, 2007, the shareholders of the Company sold the outstanding stock of the Company to Interactive Network, Inc., a wholly owned subsidiary of FriendFinder Networks, Inc. (formerly known as Penthouse Media Group, Inc.), an international multimedia entertainment company. The accompanying 2007 combined financial statements reflect the combined financial position, results of operations and cash flows of the Company prior to the sale.

3.	Revenue recognition and deferred revenue:

Substantially all of the Company’s revenues are derived from subscription fees, and pay by usage. Revenues are presented net of credits and credit card chargebacks. The Company recognizes revenue ratably over the subscription period, including periods for which no additional amounts are charged, beginning when there is persuasive evidence of an arrangement, delivery has occurred (access has been granted) and the fees are fixed and determinable. Collection is reasonably assured as subscribers pay in advance, primarily by using a credit card, and all purchases are final and nonrefundable. Fees collected in advance are deferred and recognized as revenue using the straight-line method over the term of the subscription.

4.	Advertising costs:

Advertising costs are expensed as incurred. For the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005, the Company incurred advertising costs, included in sales and marketing expense, amounting to approximately $57.1 million, $55.3 million and $39.3 million, respectively.

5.	Cash and cash equivalents:

All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. At December 6, 2007 and December 31, 2006, there were no cash equivalents.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5.	Cash and cash equivalents: (Continued)

The credit card processors that the Company uses regularly withhold deposits and maintain balances which are recorded as restricted cash.

6.	Accounts receivable and reserves:

Accounts receivable is primarily comprised of credit card payments for membership fees pending collection from the credit card processors. The allowance for doubtful accounts as of December 6, 2007 and December 31, 2006 was approximately $212,000 and $160,000, respectively. Such allowance related to a foreign credit card processor with whom the Company is no longer transacting business. The Company records a reserve based on historical chargeback levels and credits experienced over the preceding year. The chargeback and credit reserve as of December 6, 2007 and December 31, 2006, which is included in accrued expenses and other liabilities, was approximately $475,000 and $447,000, respectively. Amounts charged to revenue for chargebacks and credits for 2007, 2006, and 2005 were approximately $13.0 million, $12.5 million and $9.4 million, respectively.

7.	Website and software development costs:

The Company capitalizes costs related to developing or obtaining internal-use software. Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal-use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

In accordance with Emerging Issues Task Force (“EITF”) 00-2, “Accounting for Website Development Costs,” the Company expenses costs related to the planning and operating stages of the website. Direct costs incurred in the development stage are capitalized. Costs associated with minor enhancements and maintenance for the website are included in expenses as incurred.

Capitalized development costs are included in property and equipment and amortized over the estimated useful life of the products, which is usually three years. The following table summarizes capitalized development costs for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 (in thousands):

	2007	2006	2005
Capitalized	$69	$283	$776
Amortization expense	$526	$661	$501
Unamortized balance	$454	$912	$1,290

8.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation and amortization, which is provided using the straight-line method over the estimated useful life of the asset. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation and amortization are removed from the Company’s combined financial statements with the resulting gain or loss, if any, reflected in the Company’s combined results of operations.

9.	Intangible assets:

Intangible assets, which resulted from business acquisitions in 2005 and 2007, were recorded at estimated fair value at date of acquisition. Identifiable intangible assets are comprised mainly of studio and service contracts, domain names, customer lists and a non-compete agreement. Domain names were determined to have indefinite

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

9.	Intangible assets: (Continued)

useful lives, and therefore are not amortized, but are subject to annual impairment testing. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives (see Note E).

10.	Impairment of long-lived assets:

The Company assesses the impairment of assets, which include property and equipment and identifiable intangible assets, whenever events or changes in circumstances indicate that such assets might be impaired and the carrying value may not be recoverable.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets.

11.	Income taxes:

Various, Inc. and several of its subsidiaries as well as its affiliates operate as S corporations, and are thus subject only to California state income tax at a 1.5 percent rate. For these S corporations, no provision for federal income tax is included in the accompanying combined financial statements as the results of operations of these corporations are reportable on the tax returns of the shareholders of Various, Inc. The remainder of the subsidiaries and affiliates operate as C corporations and are therefore subject to both federal and state income tax. In addition, international subsidiaries are subject to foreign income taxes.

Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

12.	Cost of revenue:

Cost of revenue consists of commissions, which are expensed as incurred, paid to websites having direct links to the Company’s websites which result in new subscribers, costs for online models and studios and amortization of capitalized website development costs.

13.	Product development:

Costs related to the planning and post-implementation stages of the Company’s website development efforts are recorded as product development expense. Direct costs incurred in the development stage are capitalized and amortized over the product’s estimated useful life of three years as charges to cost of revenue.

14.	Sales and marketing:

Sales and marketing expenses consists principally of advertising costs, which the Company pays internet search engines for key words to generate traffic to its websites. In addition, sales and marketing expenses includes salaries for sales and marketing personnel and other associated costs such as public relations.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

15.	General and administrative:

General and administrative expenses relate primarily to corporate personnel related costs, professional fees, occupancy, credit card collection fees and other overhead costs.

16.	Comprehensive income:

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of its reported net income and translation adjustments. Accumulated other comprehensive income consists of the foreign currency translation adjustments.

17.	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

18.	Concentrations of credit risk:

The Company’s cash and accounts receivable are potentially subject to concentrations of credit risk. Cash is placed with financial institutions that management believes are of high credit quality. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. and internationally. Accounts receivable balances are due principally from credit card processors and are settled upon processing of credit card transactions. During the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005, no customers accounted for more than 10% of net revenues. As of December 6, 2007 and December 31, 2006, one credit card processor accounted for 68% and 86% of accounts receivable, respectively.

19.	Foreign currency translation:

The functional currency of the Company’s international subsidiaries is generally the local currency. The financial statements of these subsidiaries are translated into United States dollars using period-end rates of exchange for assets and liabilities and average rates of exchange for the period for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

Gains and losses related to the Company’s foreign currency transactions are recorded in income (see Note N).

20.	Loyalty program:

The Company operates a point-based loyalty program designed to increase participation in its assorted membership activities. These points are earned through activities such as, but not limited to, participating in sponsored blogs and online magazines, as well as by increasing the uniqueness of a member profile through the addition of photographs and other assorted items. Points may be redeemed for other membership services such as upgraded memberships or highlighting of member profiles in online searches. As the incremental cost of providing these additional membership services is minimal, no liabilities are recorded in connection with point redemptions.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B — ACQUISITIONS OF BUSINESSES

1.	FRNK Technology Group:

On January 19, 2007, the Company acquired 100% of the common stock of FRNK Technology Group (“FRNK”), an online adult website, in exchange for cash of $1,800,000. The purchase price was allocated $1,456,000 to goodwill, $216,000 to domain name, $62,000 to fixed assets and $66,000 to net current assets. FRNK’s results of operations, which are included in the FriendFinder segment, are included in the 2007 combined financial statements from the date of acquisition. As the FRNK acquisition was not considered material to the Company’s combined financial statements, disclosures of pro forma results of operations for 2006 are not presented.

2.	FastCupid, Inc.:

On July 21, 2005, the Company purchased certain assets of Spring Street Networks, Inc. (“Spring Street”) which runs third-party websites in exchange for cash of $750,000. In connection with the acquisition, $100,000 was paid directly to a customer of Spring Street for the purpose of retaining the customer. The Company subsequently renamed the acquired business FastCupid, Inc. The purchase price and payment to the customer was allocated $127,000 to service contracts, $594,000 to goodwill (included in the FriendFinder segment), $124,000 to fixed assets and $5,000 to domain name. The results of Spring Street’s operations have been included in the combined financial statements from the date of acquisition.

3.	Streamray, Inc.:

On March 22, 2005, the Company completed the purchase of Streamray, Inc. (“Streamray”), a company that operates adult webcams. The acquisition of Streamray fits with the Company’s strategy of expanding its online experience for its members. The Company expects that the purchase of Streamray will allow for numerous cost savings and revenue synergies which are reflected in the amount of goodwill included in the purchase price. The purchase price for the acquisition was $26.7 million, which was comprised of 931,948 shares of the Company’s common stock valued at approximately $25.7 million, and a cash payment in the amount of $1 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	March 22, 2005
Current assets (including cash acquired of $1,638,000)	$2,349
Property and equipment	452
Restricted cash	186
Identifiable intangibles	7,379
Goodwill	18,596	*
Total assets acquired	28,962
Current liabilities	(1,401	)*
Deferred revenue	(908)
Net assets acquired	$26,653

*	Restated — see Note N

Of the $7.4 million of acquired identifiable intangible assets, $1.4 million was assigned to a non-compete agreement, $545,500 was assigned to customer lists, $242,400 was assigned to studio contracts and $5.2 million was assigned to the domain name.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE B — ACQUISITIONS OF BUSINESSES (Continued)

3.	Streamray, Inc.: (Continued)

The acquisition agreement provides in the event that more than 90% of the issued shares of Various, Inc. are sold or in any other way transferred to a third-party, the former owner of Streamray will receive in addition to its other existing rights and equity an amount equal to 0.5% of the proceeds received as the result of the sale. As a result of the sale to Penthouse, the former owner of Streamray became entitled to $2.5 million, which has been recorded as compensation (included in general and administrative expenses) with a corresponding amount included in accrued expenses and other liabilities in the accompanying 2007 combined financial statements.

As permitted by Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” Streamray’s results of operations are included in the 2005 combined statement of operations as though Streamray had been acquired by the Company at the beginning of such year and, accordingly, revenues, cost of revenues and expenses are included for the twelve months ended December 31, 2005. Streamray’s pre-acquisition earnings for the period from January 1, 2005 through March 21, 2005 amounting to $813,420 (as restated see Note N) are shown as a separate deduction. This method presents results which are more indicative of the current status of the Company, and facilitates future comparison with subsequent years.

NOTE C — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 6, 2007	December 31, 2006
Computer equipment and software	$18,207	$15,754
Furniture, fixtures and equipment	63	63
	18,270	15,817
Less: Accumulated depreciation and amortization	13,537	9,517
	$4,733	$6,300

Depreciation and amortization expense for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 was approximately $4.1 million, $4.0 million and $2.9 million, respectively. Computer equipment and software is depreciated on the straight-line basis over three years, while furniture, fixtures and equipment are depreciated on the straight-line basis over five years.

NOTE D — GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired resulting from business acquisitions in 2005 and 2007 (see Note B).

Changes in the carrying amount of goodwill by segment for the period from January 1, 2007 to December 6, 2007 and for the year ended December 31, 2006 is as follows (in thousands):

	FriendFinder	Streamray	Total
Balance as of January 1, 2006 and December 31, 2006 (as restated)	$594	$18,596	$19,190
Acquisition of FRNK (Note B1)	1,456	—	1,456
Balance — December 6, 2007	$2,050	$18,596	$20,646

Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, requires goodwill to be tested for impairment at least annually. Impairment is tested by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. If the carrying

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE D — GOODWILL (Continued)

amount of the reporting unit’s net assets exceeds the unit’s fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid.

Goodwill attributable to the acquisition of Streamray has been increased by $454,000 from amounts previously reported to reflect the estimated unrecorded liability incurred by Streamray prior to acquisition for unrecorded value-added tax. See Note N.

The Company has determined that no impairment was indicated for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005.

NOTE E — INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	December 6, 2007		December 31, 2006
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Estimated Useful Lives (Years)
Domain names	$8,229	$—	$5,535	$—	Indefinite
Non-compete agreement	1,356	1,356	1,356	1,186	2
Customer lists	546	242	546	159	6
Service contracts	127	76	127	58	7
Studio contracts	242	93	242	61	7
	$10,500	$1,767	$7,806	$1,464

During the period from January 1, 2007 through December 6, 2007, the Company purchased several domain names through auctions for approximately $2.5 million. The purchases were made of similar niche domain names that will be used to either redirect internet traffic to the Company’s current websites or for further development similar to the Company’s current websites. The Company also allocated $216,000 from the purchase of FRNK Technology Group to domain names (see Note B).

Amortization expense for finite-lived intangible assets for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 was $302,000, $843,000 and $622,000, respectively. Amortization expense is expected to be approximately $165,000 for each of the years ending December 31, 2008, 2009 and 2010, respectively.

NOTE F — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following (in thousands):

Affiliate	December 6, 2007	December 31, 2006
Accrued liability related to VAT (Note N)	$78,091	$48,131
Accrued marketing	3,067	—
Chargeback reserve	475	447
Compensation and benefits (Note B)	3,949	1,838
Legal and related expenses	2,409	5,117
Other	801	231
	$88,792	$55,764

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE G — COMMON STOCK OF AFFILIATES

Common stock of affiliates at December 6, 2007 and December 31, 2006 consists of:

	Common Stock
Affiliate	Outstanding Shares	Par or Stated Value
Global Alphabet, Inc.	1,000	$2,750
Sharkfish, Inc.	1,000	30,000
Traffic Cat, Inc.	1,000	30,000
		$62,750

NOTE H — INCOME TAXES

The Company’s provision for income taxes consists of the following (in thousands):

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
		(Restated – Note N)	(Restated – Note N)
Current:
Federal	$32	$4	$—
State	1,234	1,422	881
Total	1,266	1,426	881

Deferred:
State	(689)	(351)	5
Total	(689)	(351)	5
Total provision for income taxes	$577	$1,075	$886

No provision for federal income tax is included in the accompanying combined financial statements for Various, Inc. and certain of its subsidiaries and affiliates which operate as S corporations.

Various, Inc. and its subsidiaries and affiliates file income tax returns using the cash basis of accounting. The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE H — INCOME TAXES (Continued)

	December 6, 2007	December 31, 2006
		(Restated – Note N)
Deferred tax assets:
Deferred revenue	$1,604	$1,993
Accrued expenses and other liabilities	2,696	1,796
Accounts payable	361	114
Property and equipment	109	60
Operating loss carryforwards	866	595
Total deferred tax assets	5,636	4,558
Deferred tax liabilities:
Restricted cash	247	241
Accounts receivable	109	170
Other assets	74	149
Total deferred tax liabilities	430	560
Deferred tax asset	5,206	3,998
Valuation allowance	(3,916)	(3,397)
Net deferred tax asset	$1,290	$601
Amounts recognized in the combined balance sheets:
Deferred tax asset — current	$1,584	$668
Deferred tax liability — non-current	(294)	(67)
	$1,290	$601

Management establishes a valuation allowance for net operating loss carryforwards and deductible temporary differences when it is more likely than not that the benefit of such deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income during the periods in which the carryforwards and temporary differences become deductible. Management considers the historical level of taxable income, projections for future taxable income and tax planning strategies in making this assessment.

As a result of historical cumulative losses of C corporation subsidiaries and affiliates, management has established a valuation allowance on the deferred tax assets of these entities as of December 6, 2007 and December 31, 2006. The net changes in the valuation allowance for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005 were increases of approximately $519,000, $903,000 and $797,000, respectively.

At December 6, 2007, certain subsidiaries and affiliates of Various, Inc. which are taxable as C corporations had federal and state net operating loss carryforwards of approximately $2.2 million and $2.6 million, respectively. The federal net operating loss carryforwards begin to expire in 2020 and state net operating loss carryforwards begin to expire in 2010, if not utilized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the criteria for recognizing tax benefits related to uncertain tax positions under SFAS No. 109, “Accounting for Income Taxes,” and requires additional financial statement disclosure. As required by FIN 48, the Company applied the “more-likely-than-not” recognition threshold to all tax positions commencing at the adoption date which resulted in no unrecognized tax benefits as of such date or December 6, 2007. Accordingly, the adoption of FIN 48 had no effect on the Company’s 2007 combined financial statements.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE H — INCOME TAXES (Continued)

To the extent incurred, the Company classifies interest and penalties incurred on the underpayment of income taxes as general and administrative expenses.

NOTE I — SEGMENT INFORMATION

The Company operates several online websites that have been aggregated into two reportable segments: FriendFinder.com website and its co-branded websites which provide internet personals services and certain adult materials, and Streamray, which consists of the Company’s adult webcam website and its co-branded websites. Information for the Company’s segments is as follows (in thousands):

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006		2005
Net revenues:
FriendFinder	$230,970	$237,008		$184,664
Streamray	58,510	52,667		29,710
Total	$289,480	$289,675		$214,374
Cost of revenues:
FriendFinder	$49,776	$49,205		$39,433
Streamray	25,827	26,907		16,683
Total	$75,603	$76,112		$56,116
Gross profit:
FriendFinder	$181,194	$187,803		$145,231
Streamray	32,683	25,760		13,026
Total	$213,877	$213,563		$158,257
Assets:
FriendFinder	$37,440	$44,637		$33,694
Streamray	28,444	32,506		28,548
Total	$65,884	$77,143	*	$62,242	*

*	Restated-Note N.

Due to the Company’s integrated business structure, operating expenses are not allocated to the individual reporting segments. As such, the Company does not measure operating profit or loss by segment for internal reporting purposes.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE I — SEGMENT INFORMATION (Continued)

The Company operates several international websites, however, all of them are operated and managed by the Company’s U.S. operations. Revenues by geographical area (based on where the subscription originated) are as follows (in thousands):

		Year Ended December 31,
	Period From January 1, 2007 Through December 6, 2007	2006	2005
Net revenues:
United States	$169,558	$177,803	$143,392
Europe	83,084	76,197	47,979
Canada	13,830	12,706	8,507
Other	23,008	22,969	14,496
Total	$289,480	$289,675	$214,374

Principally all long-lived assets are located in the United States.

NOTE J — EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, which provides for matching contributions by the Company. Participants in the plan may direct the investment of their personal accounts to a choice of mutual funds consisting of various portfolios of stocks, bonds or cash instruments. Contributions made by the Company to the plan for the period ended December 6, 2007 and for the years ended December 31, 2006 and 2005 were approximately $421,000, $324,000 and $193,000, respectively.

NOTE K — COMMITMENTS AND CONTINGENCIES

1.	Operating leases:

The Company leases its office facilities under operating lease agreements effective through 2009, providing for annual minimum lease payments of $601,000 for 2008 and $123,000 for 2009.

The Company recognized rent expense under operating leases of $698,100, $698,800 and $433,700 for the period from January 1, 2007 through December 6, 2007 and for the years ended December 31, 2006 and 2005, respectively.

2.	Legal proceedings:

In May 2005, Parallel Networks, LLC (“Parallel”), formerly know as Epic Realm, Inc., a patent holding company, filed a complaint in the United States District Court for the Eastern District of Texas alleging that a subsidiary, FriendFinder Network, Inc., engaged in various actions that infringed on numerous patents related to dynamic webpage generation. Parallel filed a second action against Various, Inc., alleging similar acts of infringement. The two cases were subsequently consolidated. In August 2008 the jury returned a verdict for Parallel, and awarded damages of approximately $1.3 million, which is subject to further post-trial motions. Such judgment has not been confirmed by the judge, and both parties will have the opportunity to further appeal or bring similar motions which may affect the damage award. A liability for $1.6 million related to the litigation, including estimated interest and costs, is included in the accompanying balance sheet at December 6, 2007.

On or about November 27, 2006, a claimant filed a consumer class action arbitration at JAMS in San Jose, California, alleging a nationwide class against Various Inc., under a variety of legal theories related to, among other things, representations regarding the number of active users on its internet dating websites, causing the appearance of erroneous member profiles, and a failure to adequately remove or account for alleged erroneous member profiles.

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE K — COMMITMENTS AND CONTINGENCIES (Continued)

2.	Legal proceedings: (Continued)

The claimant is seeking unspecified damages. Various Inc. disputes the claims and intends to defend the arbitration vigorously.

In or about January 2008, Spark Network Services, Inc. served Various Inc., with a complaint for patent infringement and is seeking unspecified monetary damages as well as injunctive relief. Various Inc. moved for a stay of the Federal case due to the Patent and Trademark Office reexamination of the patent at issue and the Federal Court granted the stay. Various Inc. believes that it has meritorious defenses to the claims and intends to vigorously defend them.

The Company currently is a party to assorted other legal proceedings. While management presently believes that the ultimate outcome of these proceedings, including those discussed above, individually and in the aggregate, will not have a material adverse effect on the Company’s combined financial position, cash flows, or overall trends in results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting the Company from selling one or more services. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the business or results of operations for the period in which the ruling occurs or future periods.

NOTE L — COMPENSATION AGREEMENTS

The Company had an agreement with an employee, whereby in the event that a majority of the Company is sold, or in any other way transferred by the founder of the Company to a third party, the employee will receive a distribution equal to 15,000 shares of the Company (adjusted for stock splits, reverse stock splits, etc.), prior to the sale minus an assessment equal to $.10 per share (adjusted for stock splits, reverse stock splits, etc.). As a result of the sale of the Company, a payment of $422,668 was made to the employee which is recorded in general and administrative expenses.

Coincident with the sale of the Company, agreements were entered into with certain employees pursuant to which the Company recorded compensation of approximately $3.7 million (included in general and administrative expenses) for services rendered by the employees prior to the closing of the sale. The Company is also committed to pay up to a maximum of $3.4 million over the three-year period beginning with the date of the closing for services to be rendered by these employees. At the closing, the Company also agreed to pay certain consultants approximately $0.4 million, which is also recorded in general and administrative expenses.

NOTE M — RELATED PARTY TRANSACTIONS

On October 27, 2006, the Company purchased an automobile from the founder of the Company for $125,000. The amount is classified in other current assets since it is currently being held for sale and in 2006 was written down to its estimated net realizable value of $95,000.

In 2007, 2006 and 2005, the Company made payments in the amounts of approximately $77,000, $500,000 and $862,000, respectively, to Cyberzine Publishing, Inc., (“Cyberzine”) which is owned by the former owner of Streamray who, prior to the sale, was a shareholder of the Company. The payments were consideration for traffic sent to the Company’s websites from domain names owned by Cyberzine.

NOTE N — RESTATEMENT

Effective July 1, 2003, as a result of a change in the law in the European Union, the Company was required to collect value added tax (“VAT”) from customers in connection with their use of internet services in the European Union provided by the Company and remit the VAT to the taxing authorities in the various European Union countries. As the Company did not separately charge its customers for, or remit, the VAT, an expense and a related liability have been recorded in the accompanying financial statements to reflect the estimated VAT which should

VARIOUS, INC. AND SUBSIDIARIES AND AFFILIATES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE N — RESTATEMENT (Continued)

have been collected and remitted on the Company’s revenues derived from the various European Union countries since July 1, 2003 or other local implementation date. In addition, a provision and related liability have been recorded for interest and penalties related to the unremitted VAT and failure to file tax returns. In connection therewith, the Company’s prior years’ financial statements have been restated from amounts previously reported to reflect the VAT, the related interest and penalties, the foreign exchange (loss) gain related to the resulting liability denominated in Euros and pounds, and the related deferred income tax effect applicable to each year as follows:

	Year Ended December 31,
	2006	2005	As of January 1, 2005
Net income as previously reported	$87,801,290	$68,477,417	$—
Accumulated deficit as previously reported	—	—	(8,291,255)
VAT expense	(11,988,515)	(7,483,480)	(3,480,224)
Interest and penalties(a)	(10,911,513)	(7,317,007)	(3,782,373)
Foreign exchange (loss)/gain	(4,035,901)	1,682,274	(671,713)
Deferred state income tax benefit	252,000	93,000	61,000
Preacquisition earnings	—	311,956	—
As restated	$61,117,361	$55,764,160	$(16,164,565)

(a)	Includes penalties of $8,961,769 (2006), $6,042,016 (2005) and $3,130,706 (January 1, 2005).

In addition, the balance sheet at December 31, 2006 has been restated to reflect a liability for VAT together with related interest and penalties aggregating $48,131,000 with corresponding adjustments consisting of increases in goodwill (relating to unremitted VAT of Streamray prior to acquisition), deferred tax assets and accumulated deficit as follows:

	As Previously Reported	Restatement	As Restated
Deferred tax assets	$261,705	$406,000	$667,705
Total current assets	44,784,235	406,000	45,190,235
Goodwill	18,735,162	453,967	19,189,129
Total assets	76,283,494	859,967	77,143,461
Accrued expenses and other liabilities	7,633,195	48,130,463	55,763,658
Total current liabilities	54,448,939	48,130,463	102,579,402
Total liabilities	55,344,054	48,130,463	103,474,517
Accumulated deficit	(5,270,196)	(47,270,496)	(52,540,692)
Total shareholders’ equity (deficit)	20,939,440	(47,270,496)	(26,331,056)

The financial statements for the period ended December 6, 2007 reflect a VAT expense of $13,105,655, a provision of $11,736,265 for related interest ($9,545,853) and penalties ($2,190,416), together with a foreign exchange loss of $5,118,385 and a related liability of $78,090,772 at such date.

The Company has been notified that the German tax authorities and the Office of the District Attorney in Bonn have been investigating the Company’s former Chief Executive Officer for alleged intentional evasion of VAT on revenues collected from customers located in Germany commencing in 2003. The Company has also learned that German authorities are investigating a current officer of the Company in connection with the VAT matter. In connection therewith, on April 18, 2008, a court in Germany granted authorities a search and seizure order that allowed them to seize documents from the Company’s office located in Germany in order to determine the amount of revenue subject to VAT. In addition, the German court also issued an order authorizing the freezing of the Company’s funds, in the amount of €610,343 ($879,000), held by the Company’s credit card processors located in the Netherlands and Germany to secure the VAT estimated by the Revenue tax authorities to be due from the Company from revenue from internet websites in Germany.

20,000,000 shares

Common Stock

PROSPECTUS
, 2010

RenCap	Ledgemont Capital Markets LLC

Merriman Curhan Ford & Co.	Lighthouse Financial

Until                             , 2010 (the first business day following the 25th day after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this Registration Statement. We will pay all expenses of the offering. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the Financial Industry Regulatory Authority filing fee, and are subject to future contingencies.

Securities and Exchange Commission registration fee		$18,078
Financial Industry Regulatory Authority filing fee		46,500
New York Stock Exchange listing fee		*
Printing expenses		500,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees		3,500	(1)
Blue sky fees and expenses		3,500
Miscellaneous		*
Total	$	*

(1)	In addition to the $3,500 closing fee that is charged by American Stock Transfer & Trust Company, the registrant will be required to pay to American Stock Transfer & Trust Company a $1,000 monthly fee for acting as transfer agent of the registrant’s common stock.

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 78.7502 of the Nevada Revised Statutes empowers a Nevada corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person (i) is not liable for breaching his or her duties as a director or officer of the corporation, where such breach involved intentional misconduct, fraud or a knowing violation of law and (ii) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. A Nevada corporation may indemnify any person against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred in connection with the defense.

Our amended and restated bylaws contain a provision providing for indemnification of our officers and directors. Our amended and restated bylaws further require us to pay advance expenses as incurred by an officer or director in connection with proceedings against them for which they may be indemnified.

We have entered into indemnification agreements with our directors and certain officers, a form of which has been filed as an exhibit to the registration statement. Under the terms of the indemnification agreements, we are required to indemnify the directors against specified liabilities arising out of their services to us. The indemnification agreements require us to indemnify each director and officer to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements provide limitations on the directors’ and officers’ rights to indemnification in certain circumstances.

In addition, we have obtained directors’ and officers’ insurance that covers our directors and officers for specific liabilities, including for coverage for public securities matters.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we sold the following securities which were not registered under the Securities Act of 1933, as amended.

On August 23, 2006, we issued $24,441,056 in principal amount to the holders of the outstanding Subordinated Term Loan Notes to PET Capital Partners LLC to replace the then outstanding Subordinated Term Loan Note of $24,033,160 in the principal amount issued on August 17, 2005 and the Subordinated Term Loan Note of $407,896 issued on October 5, 2005. The notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On August 28, 2006, we issued $5.0 million of our 2006 Notes, and $6.0 million of additional Series A Convertible Preferred Stock and warrants to purchase an aggregate of 441,469 shares of common stock at an exercise price of $0.0002, to fund the acquisition of substantially all of the assets of the debtor estate of Jill Kelly Productions, Inc. and for general corporate purposes. All of these securities were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering and Regulation D promulgated thereunder.

On October 5, 2006, we issued $3,177,337 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest due under such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 25, 2006, we issued $916,420 of Subordinated Term Loan Notes to PET Capital Partners LLC. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.

Also in October 2006, in connection with the purchase of Video Bliss, Inc., Danni Ashe, Inc. and Snapshot Productions LLC, we issued 126,199 shares of common stock to the seller at the closing. These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 5, 2007, we issued $3,702,907 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest due under such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

In December 2007, we issued 8,444,854 shares of Series B Convertible Preferred Stock, at $0.59208 per share for a total of $5.0 million to Messrs. Staton and Bell, Florescue Family Corporation and an existing stockholder. These shares were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.

In December 2007, we issued $1,838,141 in principal amount of 2005 Notes in lieu of cash interest due under the provisions of the 2005 Notes. We also issued $862,152 in principal amount of 2005 Notes and $137,848 in principal amount of 2006 Notes pro rata to the holders of such notes in consideration for their waivers of certain defaults and consents to the incurrence of additional debt in connection with our acquisition of Various, Inc. Additionally, we issued warrants to purchase a total of 2,251,005 shares of our common stock at an exercise price of $0.0002 per share, to 15 holders of our Series A Convertible Preferred Stock, warrants, 2006 Notes and 2005 Notes in lieu of the application of the conversion price adjustment provided for in the certificate of designation of the Series A Convertible Preferred Stock and the anti-dilution provisions in the warrants triggered by the issuance of the Series B Convertible Preferred Stock, as well as in consideration for their waivers of certain events of default under such notes. These notes and warrants were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with these transactions.

In December 2007, INI issued $257.3 million in principal amount of Senior Secured Notes due 2011 with detachable warrants to purchase an aggregate of 4,210,623 shares of our common stock at a purchase price of $0.00001 per share to 15 accredited investors. The proceeds from the sale of these notes were used to pay part of the purchase price for the stock of Various, Inc. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering and Regulation D promulgated thereunder.

INI also issued $80.0 million in principal amount of Second Lien Subordinated Secured Notes with detachable warrants to purchase 1,187,980 shares of our common stock at a purchase price of $0.0002 per share and $170.0 million in principal amount of Subordinated Convertible Notes in payment of the balance of the purchase price for the stock of Various, Inc. These securities were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.

On June 30, 2008 we issued $5,808,333 in principal amount of Subordinated Convertible Notes to the holders of the outstanding Subordinated Convertible Notes in lieu of payment of cash interest under such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 5, 2008 we issued $4,190,903 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest on such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On December 31, 2008, INI issued additional Subordinated Convertible Notes in the amount of $1.1 million as payment in kind for its interest obligation. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 5, 2009 we issued $4,735,721 in principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in lieu of payment of cash interest on such notes. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 8, 2009, we issued $1,646,574 in aggregate principal amount of Subordinated Term Loan Notes to the holders of the outstanding Subordinated Term Loan Notes in satisfaction of a waiver fee. Those notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 8, 2009, we issued $1,534,984 in aggregate principal amount of 2005 Notes to the holders of the outstanding 2005 Notes in satisfaction of an amendment fee. Those notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 8, 2009, we issued $246,227 in aggregate principal amount of 2006 Notes to the holders of the outstanding 2006 Notes in satisfaction of an amendment fee. Those notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On October 8, 2009, we issued amended and restated Subordinated Convertible Notes to the holders of the outstanding Subordinated Convertible Notes with an aggregate principal amount of $171,154,997 in satisfaction of the release of an indemnity claim on that portion of the notes. Those notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

On December 31, 2009, INI issued Subordinated Convertible Notes in the amount of $5,134,650 as payment in kind for its interest obligation. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

A list of exhibits filed herewith is contained in the exhibit index that immediately follows the signature page and is incorporated herein by reference.

(b) Financial Statement Schedules.

Description of Financial Statement Schedules	Page Number
Report of Independent Registered Public Accounting Firm	II-5
Schedule II — Valuation and Qualifying Accounts	II-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FriendFinder Networks Inc.

We have audited the accompanying consolidated financial statements of FriendFinder Networks Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 and have issued our report thereon dated March 20, 2009 (except for Note S and the fourth paragraph of Note A and Note B(2) as to which the dates are October 8, 2009 and September 29, 2009, respectively, and Note B(28) as to which the date is December 10, 2009, (included elsewhere in this Registration Statement)). Our audits also included the financial statement schedule listed in Item 16(b) of Form S-1 of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this schedule based on our audits.

In our opinion, the financial statement schedule referred to above when considered in relation to the basic financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

/s/ Eisner LLP
New York, New York
March 20, 2009

FRIENDFINDER NETWORKS INC.
YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006
VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions		Balance at End of Period
Description
Year Ended December 31, 2006
Allowance for doubtful accounts	$475	$424	$164	(a)	$360	(c)	$703
Deferred tax asset valuation allowance	10,908	10,734	—		—		21,642
Year Ended December 31, 2007
Allowance for doubtful accounts	$703	$505	$212	(b)	$52	(c)	$1,368
Deferred tax asset valuation allowance	21,642	7,970	1,143	(d)	25,973	(e)	4,782
Year Ended December 31, 2008
Allowance for doubtful accounts	$1,368	$1,505	$—		$363	(c)	$2,510
Deferred tax asset valuation allowance	4,782	4,842	—		—		9,624

Notes:

(a)	Balance at acquisition of Jill Kelly Productions assets.

(b)	Balance at acquisition of Various, Inc.

(c)	Accounts receivable amounts considered uncollectible and removed from accounts receivable by reducing the allowance for doubtful accounts.

(d)	Deferred tax assets valuation allowance acquired from Various, Inc.

(e)	Reduction of deferred tax asset valuation allowance due to taxable temporary differences from deferred tax liabilities recorded in connection with the acquisition of Various, Inc. which reverse in future periods. The reduction in the deferred tax valuation allowance has been accounted for as a reduction of goodwill at the date of acquisition.

Other financial statement schedules have been omitted because the required information is either not applicable, not deemed material or is shown in the respective financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 17, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, on the 8th day of January, 2010.

FRIENDFINDER NETWORKS INC.

By:	/s/ Marc H. Bell Marc H. Bell Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Marc H. Bell Marc H. Bell	Chief Executive Officer, President and Director (Principal Executive Officer)	January 8, 2010
/s/ Ezra Shashoua Ezra Shashoua	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 8, 2010
* Daniel C. Staton	Chairman of the Board and Treasurer	January 8, 2010
* Robert B. Bell	Director	January 8, 2010
* Barry Florescue	Director	January 8, 2010
* James LaChance	Director	January 8, 2010
* Toby E. Lazarus	Director	January 8, 2010
* Jason H. Smith	Director	January 8, 2010
* By: /s/ Ezra Shashoua Ezra Shashoua Attorney-in-fact		January 8, 2010

EXHIBIT INDEX

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made at the time of entry into the applicable agreement solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	were qualified at the time of entry into the applicable agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

Exhibit Number	Description
1.1*	Underwriting Agreement
3.1**	Articles of Incorporation of FriendFinder Networks Inc.
3.2**	Certificates of Amendment to Articles of Incorporation of FriendFinder Networks Inc. dated March 30, 2006, November 13, 2007 and July 1, 2008
3.3**	Bylaws of Penthouse Media Group Inc.
3.4**	Form of Amended and Restated Articles of Incorporation of FriendFinder Networks Inc. to be effective prior to the closing of this offering
3.5**	Form of Amended and Restated Bylaws of FriendFinder Networks Inc. to be effective upon the closing of this offering
4.1**	Specimen of Common Stock Certificate
4.2*	Specimen of Series B Common Stock Certificate
4.3*	Specimen of Series A Convertible Preferred Stock Certificate
4.4*	Specimen of Series B Convertible Preferred Stock Certificate
4.5**	Certificate of Designation of Series A Convertible Preferred Stock
4.6**
Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock to be effective prior to the consummation of the reverse split of the Company’s Class A Convertible Preferred Stock

4.7**	Certificate of Designation of Series B Convertible Preferred Stock
4.8**
Amended and Restated Certificate of Designation of Series B Convertible Preferred Stock to be effective prior to the consummation of the reverse split of the Company’s Class B Convertible Preferred Stock

4.9**	Form of 2007 Detachable Warrant for the Purchase of Securities of Penthouse Media Group Inc.
4.10**	Form of Amended and Restated 2005 and 2006 Detachable Warrant for the Purchase of Securities of Penthouse Media Group Inc.

Exhibit Number	Description
4.11**	Form of 2005 Warrant to Purchase Securities of Penthouse Media Group Inc. issued to a placement agent
4.12**	Form of 2007 Warrant to Purchase Securities of Penthouse Media Group Inc. issued to a placement agent
4.13**	Registration Rights Agreement dated December 6, 2007 (Warrants)
4.14**	Amendment to Registration Rights Agreement (Warrants) dated October 8, 2009
4.15**	Registration Rights Agreement dated December 6, 2007 (6% Subordinated Convertible Notes)
4.16**	Amendment to Registration Rights Agreement dated May 14, 2008 (6% Subordinated Convertible Notes)
4.17**	Intercreditor and Subordination Agreement dated December 6, 2007 (Interactive Network, Inc. First Lien/Second Lien Notes)
4.18**
Intercreditor and Subordination Agreement dated December 6, 2007 (Penthouse Media Group Inc. Senior Lien Notes/Subordinated Guaranty by Penthouse Media Group Inc. of Interactive Network, Inc. Notes/Marc Bell Notes/Various Seller Notes Guaranties)

4.19**	Intercreditor and Subordination Agreement dated December 6, 2007 (Subordinated Secured Guaranty of Penthouse Media Group Inc. Notes from Interactive Network, Inc.)
4.20**	Seller Note Subordination Agreement dated December 6, 2007
4.21**	Intercreditor Agreement dated December 6, 2007 (PET Notes/Seller Notes Guaranty)
4.22**	Security Holders Agreement dated August 17, 2005, by and among Penthouse Media Group Inc. and Holders of Equity Securities of Penthouse Media Group Inc.
4.23**	Security Holders Agreement dated December 6, 2007, by and among Penthouse Media Group Inc. and Holders of Equity Securities of Penthouse Media Group Inc.
4.24**	Shareholders’ Agreement dated September 21, 2004, by and among PET Capital Partners LLC, Marc H. Bell, Daniel C. Staton, certain other investors and Penthouse Media Group Inc.
4.25**	Form of 13% Subordinated Term Loan Note due 2011
4.26**	Form of 15% Senior Secured Note Due 2010
4.27**	Form of Senior Secured Class A Note Due 2011
4.28**	Form of Sellers’ Subordinated Secured Note Due 2011
4.29**	Form of Senior Secured Class B Note Due 2011
4.30**	Form of Amended and Restated 6% Subordinated Convertible Note Due 2011
4.31**	Form of 6% Subordinated Convertible Note Due 2011
4.32**	Guaranty of 6% Subordinated Convertible Note due 2011
4.33**	Agreement re: Limitation on Ability to Acquire Common Stock by and between FriendFinder Networks Inc. and Beach Point Capital Management LP dated October 8, 2009
4.34**	Form of Amendment to Warrants executed in connection with Agreement re: Limitation on Ability to Acquire Common Stock
5.1*	Opinion of Brownstein Hyatt Farber Schreck, LLP
9.1**	Voting Agreement dated July 6, 2005, by and among Barry Florescue, Marc H. Bell and Daniel C. Staton
10.1**	Form of Indemnification Agreement between FriendFinder Networks Inc. and its Directors and Officers
10.2**	Management Agreement dated as of October 5, 2004, by and between Penthouse Media Group Inc. and Bell & Staton, Inc.

Exhibit Number	Description
10.3**	Amendment No. 1 to Management Agreement dated as of August 17, 2005, by and between Penthouse Media Group Inc. and Bell & Staton, Inc.
10.4**	Amendment No. 2 to Management Agreement dated as of August 23, 2006, by and between Penthouse Media Group Inc. and Bell & Staton, Inc.
10.5**	Amendment No. 3 to Management Agreement dated as of October 8, 2009, by and between FriendFinder Networks Inc. and Bell & Staton, Inc.
10.6	Form of Employment Agreement by and between FriendFinder Networks Inc. and Daniel C. Staton to be effective upon closing of this offering
10.7	Form of Employment Agreement by and between FriendFinder Networks Inc. and Marc H. Bell to be effective upon closing of this offering
10.8**	Securities Purchase Agreement dated July 6, 2005, by and among Penthouse Media Group Inc., PET Capital Partners II LLC and an existing stockholder
10.9**	Note Exchange Agreement dated August 17, 2005, by and among Penthouse Media Group Inc., PET Capital Partners LLC and an existing stockholder
10.10**
Securities Purchase Agreement dated August 17, 2005, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.11**
First Amendment and Limited Waivers to Securities Purchase Agreement dated August 28, 2006, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.12**
Second Amendment and Limited Waivers to Securities Purchase Agreement dated December 6, 2007, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.13**
Issuer Security and Pledge Agreement dated August 17, 2005, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.14**
First Amendment to Issuer Security and Pledge Agreement dated August 28, 2006, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.15**
Form of Guarantor Security and Pledge Agreement dated August 17, 2005, by and between each Guarantor and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.16**
Form of First Amendment to Guarantor Security and Pledge Agreement dated August 28, 2006, by and between each Guarantor and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated August 17, 2005

10.17**	Securities Purchase Agreement dated August 10, 2006, by and between Penthouse Media Group Inc. and PET Capital Partners II LLC
10.18**
Securities Purchase Agreement dated August 28, 2006, by and among Penthouse Media Group Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.19**	Securities Purchase Agreement dated July 23, 2007, by and among Penthouse Media Group Inc. and the Investors named therein
10.20**	Escrow Agreement dated July 23, 2007, by and among Penthouse Media Group Inc., the Investors named therein and Moses & Singer LLP as the Escrow Agent
10.21**	Letter to Absolute Return Europe Fund re: Penthouse Media Group Inc. Series B Offering
10.22**	Letter to Florescue Family Corporation re: Penthouse Media Group Inc. Series B Offering

Exhibit Number	Description
10.23**	Letter to Mr. Russell H. Frye re: Penthouse Media Group Inc. Series B Offering
10.24**	Limited Waiver for Series B Convertible Preferred Stock Sale, dated as of December 6, 2007, by and between Penthouse Media Group Inc., the Guarantors named therein and the Holders named therein
10.25**
Securities Purchase Agreement dated December 6, 2007, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.26**
Amendment No. 1 to Securities Purchase Agreement effective January 14, 2008, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.27**
Issuer Security and Pledge Agreement dated December 6, 2007, by and between Interactive Network, Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated December 6, 2007

10.28**
Parent Security and Pledge Agreement dated December 6, 2007, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Securities Purchase Agreement dated December 6, 2007

10.29**
Sellers’ Securities Agreement dated December 6, 2007, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.30**
Amendment to Sellers’ Securities Agreement dated as of December 6, 2008, by and among Interactive Network, Inc., each Subsidiary of Penthouse Media Group Inc. acting as a Guarantor, the Security Holders named therein and U.S. Bank National Association

10.31**
Issuer Security and Pledge Agreement dated December 6, 2007, by and between Interactive Network, Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Sellers’ Securities Agreement dated December 6, 2007

10.32**
Parent Security and Pledge Agreement dated December 6, 2007, by and between Penthouse Media Group Inc. and U.S. Bank National Association, as collateral agent for the Security Holders party to the Sellers’ Securities Agreement dated December 6, 2007

10.33**
Stock Purchase Agreement dated September 21, 2007, by and among Various, Inc., The Andrew B. Conru Trust Agreement, The Lars Mapstead Trust, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc.

10.34**
Amendment to Stock Purchase Agreement dated December 6, 2007, by and among Various, Inc., The Andrew B. Conru Trust Agreement, The Lars Mapstead Trust, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc.

10.35**	Assignment Agreement dated December 6, 2007, concerning Stock Purchase Agreement dated September 21, 2007
10.36**	Limited Waiver dated December 6, 2007, by and between Penthouse Media Group Inc., and PET Capital Partners LLC, as agent for the Holders of the 13% Subordinated Term Loan Notes due 2011
10.37**	Limited Waiver dated December 19, 2008, by and between FriendFinder Networks Inc. and PET Capital Partners LLC, as agent for the Holders of the 13% Subordinated Term Loan Notes due 2011
10.38**	Limited Waiver dated March 20, 2009, by and between FriendFinder Networks Inc. and PET Capital Partners LLC, as agent for the Holders of the 13% Subordinated Term Loan Notes due 2011

Exhibit Number	Description
10.39**	Limited Waiver dated October 8, 2009, by and between FriendFinder Networks Inc. and PET Capital Partners LLC, as agent for the Holders of the 13% Subordinated Term Loan Notes due 2011
10.40**	Independent Contractor Agreement dated September 21, 2007, by and between Hinok Media Inc. and Various, Inc.
10.41**	Amendment to Independent Contractor Agreement dated May 12, 2008, by and between Hinok Media Inc. and Various, Inc.
10.42**	Amendment No. 2 to Independent Contractor Agreement, Assignment and Limited Waiver dated October 8, 2009, by and between Hinok Media Inc., YouMu, Inc. and Various, Inc.
10.43**	Employee Proprietary Information Agreement dated September 21, 2007, by and between Andrew B. Conru and Various, Inc.
10.44**	Independent Contractor Agreement dated September 21, 2007, by and between Legendary Technology Inc. and Various, Inc.
10.45**	Amendment No. 1 to Independent Contractor Agreement dated October 8, 2009, by and between Legendary Technology Inc. and Various, Inc.
10.46**	Employee Proprietary Information Agreement dated September 21, 2007, by and between Lars Mapstead and Various, Inc.
10.47**	Employment Agreement dated September 6, 2007, by and between Penthouse Media Group Inc. and Ezra Shashoua
10.48**	Consulting Agreement dated September 11, 2007, by and between Penthouse Media Group Inc. and Ezra Shashoua
10.49**	Amended and Restated Employment Agreement, dated July 8, 2008, by and between Penthouse Media Group Inc. and Ezra Shashoua
10.50**	Employment Agreement, dated October 25, 2007, by and between Penthouse Media Group Inc. and Robert Brackett
10.51**	Bonus Award Agreement dated November 13, 2007 by and between Various, Inc. and Robert Brackett
10.52**	Amendment to Bonus Award Agreement dated December 5, 2007, by and between Various, Inc. and Robert Brackett
10.53**	Employee Proprietary Information Agreement dated November 9, 2007, by and between Various, Inc. and Robert Brackett
10.54**	Consulting Agreement dated December 11, 2006, by and between Penthouse Media Group Inc. and Starsmith LLC
10.55**	Employment Agreement dated January 3, 2006, by and between Penthouse Media Group Inc. and Diane Silberstein
10.56**	Agreement and General Release dated April 30, 2008, by and between Penthouse Media Group Inc. and Diane Silberstein
10.57**	Lease dated November 2, 2004, by and between 6800 Broken Sound LLC and Penthouse Media Group Inc.
10.58**	Amendment to Lease dated June 14, 2006, by and between 6800 Broken Sound LLC and Penthouse Media Group Inc.
10.59*	Second Amendment to Lease dated December 18, 2009, by and between 6800 Broken Sound LLC and FriendFinder Networks Inc.
10.60**	Lease dated May 6, 2008 by and between 20 Broad Company LLC and Penthouse Media Group Inc.

Exhibit Number	Description
10.61**	Lease dated April 24, 2009 by and between NBP Partners I, LLC and Streamray Studios, Inc.
10.62**	Lease dated April 21, 2005 by and between KNK Properties, LLC and Streamray Inc.
10.63**	Modification of Lease, dated September 1, 2005, by and between KNK Properties, LLC and Streamray Inc.
10.64**	Modification of Lease, dated April 1, 2007, by and between KNK Properties, LLC and Streamray Inc.
10.65**	Modification of Lease, dated May 1, 2009, by and between KNK Properties, LLC and Streamray Inc.
10.66**	Modification of Lease, dated October 14, 2009, by and between KNK Properties, LLC and Streamray, Inc.
10.67**	Lease dated May 9, 2008, between Batton Associates, LLC, Lessor and Various, Inc., Lessee
10.68*	Commercial Lease Agreement dated December 14, 2009 by and between Escondido Partners II, LLC and Steamray Inc.
10.69**	Penthouse Media Group Inc. 2008 Stock Option Plan
10.70**	Form of FriendFinder Networks Inc. Stock Option Agreement
10.71*	FriendFinder Networks Inc. 2009 Restricted Stock Plan
10.72*	Form of FriendFinder Networks Inc. 2009 Restricted Stock Plan Restricted Stock Grant Agreement
10.73**
Third Amendment and Limited Waiver to Securities Purchase Agreement dated October 8, 2009, by and among FriendFinder Networks Inc., the Guarantor parties signatory thereto and the Holders named therein

10.74**	Amendment No. 2 and Waiver to Securities Purchase Agreement relating to Interactive Network, Inc., dated October 8, 2009
10.75**	Amendment No. 2 and Waiver to Sellers’ Securities Agreement relating to the Subordinated Secured Notes due 2011 of Interactive Network, Inc. dated October 8, 2009
10.76**
Binding Term Sheet by and among FriendFinder Networks Inc., Interactive Network, Inc., Andrew B. Conru Trust Agreement, Mapstead Trust, created on April 16, 2002, Andrew B Conru, Lars Mapstead, Daniel Staton and Marc H. Bell, dated October 8, 2009

14.1**	Code of Ethics
14.2**	Code of Business Conduct and Ethics
21.1**	List of Subsidiaries
23.1*	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1)
23.2	Consent of Eisner LLP
24.1**	Power of Attorney (included in signature page)
99.1**	Form of Audit Committee charter
99.2**	Form of Compensation Committee charter
99.3**	Form of Nominating and Corporate Governance Committee charter

*	To be filed by amendment.

**	Previously filed.